Dreyfus Founders Balanced Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

 

A discussion with portfolio manager John Jares, CFA, left, and assistant portfolio manager John Johnson, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

During the first few months of 2003, our defensive equity position and the fixed-income component of the Fund helped cushion returns during the sluggish equity-investing environment. However, with the mid-March market rally, our equity holdings took the limelight, as increased confidence and a shift toward less-defensive investment alternatives helped infuse the market's recovery.

While we were pleased with the Fund's performance during the period, our annual return trailed that of our all-equity benchmark, the Standard & Poor's 500 Index, which returned 28.68% for the year.

What were the broad economic and market factors during the period?

Earlier in the year, a sedentary market backdrop was laid by the potential war in Iraq. Continuing corporate scandals, static corporate spending and high unemployment also weighed on equities, moving investors toward more defensive investments.

However, as we entered the second quarter, the end of the Iraqi conflict and continued economic improvements brought optimism back to the equity market. Additionally, the low

"From a broad perspective, the Fund's solid performance this year was driven by our research process, by fundamentally and individually evaluating companies across all sectors."

Performance Highlights

- The Fund migrated from a fairly defensive position in the first part of the year to a more fully-invested structure later in the year.
- Strong stock selection in the consumer discretionary sector was the largest boon to Fund performance throughout the year.
- Weak stock selection in the information technology and industrials sectors impeded Fund performance.
- The concentration of the Fund's fixed-income assets in the short- and intermediate-maturity sector of the yield curve assisted the Fund's return during the second half of the year.
- An overweight position in the government sector of the fixed-income portion of the Fund's portfolio hampered performance, as did the Fund's quality bias toward higher-grade instruments.

interest rate environment kept consumer confidence high and prompted a shift away from low-yielding alternative investments.

The market's rise can be attributed to various economic improvements during the course of the year. Better-than-expected corporate revenue growth, improved earnings across nearly all sectors, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the recuperation of market and economic trends. Consumer spending was high. Capital spending also appeared to strengthen. Productivity beat expectations during the year, and real gross domestic product (GDP) increased at an annual rate of 8.2% in the third quarter. Although some domestic economic concerns still existed, expectations that the economy may continue to recover in the coming year remained strong.

These stronger equity markets impacted fixed-income issues as well, pushing bond prices lower. As the year continued, interest rates rose across the majority of the yield curves with the aggregate yield curve steepening.

What management decisions positively impacted Fund performance during the year?

From a broad perspective, the Fund's solid performance this year was driven by our research process, by fundamentally and individually evaluating companies across all sectors. For example, the Fund was less exposed to technology earlier in the year. However, as we identified improving fundamentals, we began to selectively add stocks within this sector to the portfolio. Additionally, we maintained and adjusted our consumer discretionary sector holdings to those more sensitive to an economic upturn, as these companies demonstrated strong earnings data that was again captured by our research process. Finally, the Fund was underweight the large-capitalization pharmaceutical industry as these companies continued to struggle with slowing revenue growth and bottom lines, as well as products meeting generic substitution. Finally, the Fund migrated from a fairly defensive position in the first part of the year to a more fully invested structure later in 2003 through the addition of such names as **Alcoa, Inc.** and **Lam Research Corporation**.

Strong stock selection in the consumer discretionary sector was the largest boon to Fund performance throughout the year. Improving fundamentals within the technology, materials, financials and consumer discretionary sectors prompted us to select holdings that we believed were most likely to exhibit strong earnings-per-share growth. The most compelling growth was ultimately found in these sectors, with select holdings in the technology, consumer discretionary and financials sectors offering the largest individual contributions to performance. Fund positions in **Royal Caribbean Cruises Limited**, **Best Buy Company, Inc.**, **SAP AG** and **Wells Fargo & Company** all exhibited strong growth and boosted overall performance of the Fund. Providing the largest contribution to the Fund's return for the period of any single stock, Royal Caribbean's performance was promoted by improving outlooks and increased consumer spending in the leisure travel market. Best Buy, the second largest contributor, reaped the benefits of continued consumer

Largest Equity Holdings (ticker symbol)

1.	General Electric Company (GE)	3.20%
2.	Wells Fargo & Company (WFC)	3.11%
3.	Union Pacific Corporation (UNP)	2.96%
4.	Pfizer, Inc. (PFE)	2.91%
5.	Maxim Integrated Products, Inc. (MXIM)	2.78%
6.	Royal Caribbean Cruises Limited (RCL)	2.71%
7.	Goldman Sachs Group, Inc. (GS)	2.56%
8.	Nordstrom, Inc. (JWN)	2.53%
9.	Oracle Corporation (ORCL)	2.31%
10.	Wyeth (WYE)	2.31%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

spending during an improving economic environment. Desirable new product cycles such as digital photography and HDTV, as well as solid execution resulting in increased market share, boosted the stock's price. SAP was another standout performer during the period, as it benefited from an improved environment for software spending as well as from a general improvement in the business pace of the software industry.

What factors hindered Fund performance during the year?

The oil service industry within the energy sector proved troublesome throughout the year as it suffered from changing market sentiment over



Growth of $10,000 Investment

- Dreyfus Founders Balanced Fund-Class F
- S&P 500 Index
- Lipper Balanced Fund Index

$28,563
$22,087
$15,552

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an average of the performance of the 30 largest balanced funds tracked by Lipper Inc., adjusted for the reinvestment of dividends and capital gain distributions and reflective of the management expenses associated with the actual funds included in the Index. Further information related to Fund performance is contained elsewhere in this report.

oil and gas prices following the Iraqi conflict. Although the industry continued to exhibit solid fundamentals during the period, companies gyrated and ultimately underperformed.

While select holdings in the information technology sector performed well, poor stock selection in this sector proved an impediment to the Fund's relative return. One specific holding, BMC Software, Inc., which provides e-business systems management software, exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower.

Underachieving individual issues also impacted Fund performance, such as biotechnology holding Medimmune, Inc., which underperformed late in the year as its launch of the first-ever inhaled flu vaccine, FluMist, failed to generate enough market activity to meet the investment community's expectations. High price, rigid handling requirements and limited distribution also impeded the vaccine's success in the marketplace.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	11.94%	—	—	(7.27%)
Without sales charge	18.81%	—	—	(5.88%)
Class B Shares (12/31/99)				
With redemption*	13.76%	—	—	(7.28%)
Without redemption	17.76%	—	—	(6.59%)
Class C Shares (12/31/99)				
With redemption**	16.59%	—	—	(7.01%)
Without redemption	17.59%	—	—	(7.01%)
Class F Shares (2/19/63)	18.96%	(4.98%)	4.51%	N/A
Class R Shares (12/31/99)	18.12%	—	—	(6.05%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	12.42%	—	—	(6.72%)
Without sales charge	17.65%	—	—	(5.65%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

While the infusion of consumer capital into the marketplace helped boost the consumer-related sectors, two of the Fund's retail holdings, **Kohl's Corporation** and **Sears Roebuck & Company**, were hit with weaker-than-expected sales late in the year, significantly underperforming, thus hampering relative Fund performance for the year.

Finally, Delta Air Lines, Inc. was the Fund's worst performer in the industrials sector, placing a drag on overall Fund performance due to the company's annual net earnings decline and loss per share.

How did the fixed-income portion of the Fund fare in 2003?

The fixed-income portion of the Fund fared well during the first half of the year as many economic fundamentals remained stagnant during the first six months, adding to the positive contribution the Fund's fixed-income holdings made to its overall performance during that period.

However, by mid-June, market expectations that the Federal Reserve would take action to defeat deflation were not fulfilled. Worries over Government Sponsored Enterprises (GSE) accounting issues, larger deficits and financing needs, as well as stronger equity markets and improving economic fundamentals, led the bond market lower in July. The rise in bond yields prompted mortgage-related selling due to the extended portfolio durations, which exacerbated the situation further. The market, however, regained its composure in August and September after July's massive sell-off.



Composition of Equity Assets

21.48% Consumer Discretionary
20.52% Information Technology
15.41% Financials
12.36% Healthcare
11.17% Industrials
7.92% Consumer Staples
4.09% Energy
3.97% Materials
3.08% Telecommunications Services

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Fund sold its position in Freddie Mac securities in June due to an investigation into the mortgage financier's accounting practices. We continued to monitor the Freddie Mac situation as well as GSEs in general, and viewed any efforts to increase regulatory oversight, disclosure and capital requirements positively for debt holders.

Interest rates continued to rise across the majority of the yield curves during the second half of the year, with the aggregate yield curve continuing to steepen at year's end. 2003 ended with investors' risk appetite increasing, favoring investments such as equities and high-yield debt.

The concentration of the Fund's fixed-income assets in the short- and intermediate-maturity sector of the yield curve during the second half of the year helped performance as these areas outperformed longer-dated securities. The Fund ended the period overweight in its corporate bond exposure, which likewise boosted performance. The Fund's position in **Province of Quebec** bonds also proved beneficial to Fund performance as the Canadian dollar climbed against the U.S. dollar.

On the negative side, the Fund's overweight position in the government sector as well as the Fund's quality bias toward higher-grade instruments hampered performance. The Fund's underweight mortgage exposure also impeded the Fund's annual return.

In general, the Fund's fixed-income holdings provided a defensive position and a strong foundation for investors as the market began its recovery in 2003, but were outshone by the Fund's equity component later in the year.

We will continue to apply our intensive research process and growth-stock investment strategy to seek out companies that continue to take advantage of the economic uplift. We will also continue to seek companies that are exhibiting strong growth potential.

John B. Jares, CFA
Portfolio Manager

John Johnson, CFA
Assistant Portfolio Manager

Shares		Market Value
Common Stocks (Domestic)–55.4%		
Aerospace & Defense–1.1%		
27,200	Lockheed Martin Corporation	$ 1,398,046
Airlines–0.9%		
44,700	AMR Corporation*	578,865
38,700	Northwest Airlines Corporation Class A*	488,394
		1,067,259
Aluminum–1.1%		
34,200	Alcoa, Inc.	1,299,600
Apparel Retail–0.4%		
21,000	Gap, Inc.	487,410
Asset Management & Custody Banks–0.7%		
27,600	Bank of New York Company, Inc.	914,112
Biotechnology–1.6%		
8,000	Amgen, Inc.*	494,400
25,000	Gilead Sciences, Inc.*	1,453,500
		1,947,900
Broadcasting & Cable TV–1.8%		
8,000	Clear Channel Communications, Inc.	374,640
35,000	Comcast Corporation Special Class A*	1,094,800
23,200	Cox Communications, Inc. Class A*	799,240
		2,268,680
Casinos & Gaming–0.9%		
24,000	Mandalay Resort Group	1,073,280
Communications Equipment–1.3%		
36,200	Cisco Systems, Inc.*	879,298
24,900	Foundry Networks, Inc.*	681,264
		1,560,562
Computer & Electronics Retail–0.4%		
9,050	Best Buy Company, Inc.	472,772

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Computer Hardware–1.0%

| 13,500 | International Business Machines Corporation .... | $ 1,251,180 |

Computer Storage & Peripherals–0.4%

| 34,600 | EMC Corporation* .... | 447,032 |

Consumer Finance–1.0%

| 52,250 | MBNA Corporation .... | 1,298,413 |

Data Processing & Outsourced Services–1.0%

| 29,950 | Fiserv, Inc.* .... | 1,183,325 |

Department Stores–2.3%

5,500	Kohl's Corporation*	247,170
54,300	Nordstrom, Inc.	1,862,490
17,200	Sears Roebuck & Company	782,428
		2,892,088

Diversified Banks–3.1%

1,900	Bank of America Corporation	152,817
30,800	Bank One Corporation	1,404,172
38,800	Wells Fargo & Company	2,284,932
		3,841,921

Diversified Commercial Services–0.4%

| 24,700 | Cendant Corporation* .... | 550,069 |

Drug Retail–0.9%

| 32,200 | Walgreen Company .... | 1,171,436 |

Food Retail–0.3%

| 19,901 | Safeway, Inc.* .... | 436,031 |

Gold–0.4%

| 10,600 | Newmont Mining Corporation .... | 515,266 |

Healthcare Equipment–0.7%

| 22,000 | Boston Scientific Corporation* .... | 808,720 |

Home Improvement Retail–1.2%

| 40,800 | Home Depot, Inc. .... | 1,447,992 |

Hotels, Resorts & Cruise Lines–0.5%

| 16,200 | Carnival Corporation .... | 643,626 |

Household Products–0.8%

| 9,800 | Procter & Gamble Company .... | 978,824 |

Hypermarkets & Super Centers–0.3%

| 6,000 | Wal-Mart Stores, Inc. .... | 318,300 |

Industrial Conglomerates–1.9%

| 76,100 | General Electric Company .... | 2,357,578 |

Industrial Gases–0.9%

| 29,000 | Praxair, Inc. .... | 1,107,800 |

Integrated Telecommunication Services–1.0%

| 36,900 | Verizon Communications, Inc. .... | 1,294,452 |

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Investment Banking & Brokerage–2.0%		
19,100	Goldman Sachs Group, Inc.	$ 1,885,743
9,500	Morgan Stanley	549,765
		2,435,508
Leisure Facilities–1.6%		
57,400	Royal Caribbean Cruises Limited	1,996,946
Movies & Entertainment–1.7%		
23,500	Viacom, Inc. Class B	1,042,930
47,800	Walt Disney Company	1,115,174
		2,158,104
Multi-Line Insurance–1.2%		
21,600	American International Group, Inc.	1,431,648
Oil & Gas Drilling–0.7%		
32,700	GlobalSantaFe Corporation	811,941
Oil & Gas Equipment & Services–0.9%		
26,900	Smith International, Inc.*	1,116,888
Oil & Gas Exploration & Production–0.9%		
13,335	Apache Corporation	1,081,469
Other Diversified Financial Services–1.1%		
29,066	Citigroup, Inc.	1,410,864
Personal Products–1.3%		
39,500	Estée Lauder Companies, Inc. Class A	1,550,770
Pharmaceuticals–3.6%		
11,600	Johnson & Johnson	599,256
60,550	Pfizer, Inc.	2,139,232
40,000	Wyeth	1,698,000
		4,436,488
Publishing–0.8%		
19,700	Tribune Company	1,016,520
Railroads–1.8%		
31,300	Union Pacific Corporation	2,174,724
Semiconductor Equipment–0.3%		
12,100	Lam Research Corporation*	390,830
Semiconductors–3.5%		
37,900	Altera Corporation*	860,330
20,000	Intel Corporation	644,000
41,000	Maxim Integrated Products, Inc.	2,041,800
20,500	Xilinx, Inc.*	794,170
		4,340,300
Soft Drinks–1.1%		
27,000	Coca-Cola Company	1,370,250
Specialty Stores–1.1%		
29,700	Tiffany & Company	1,342,440

Shares		Market Value
Systems Software–2.7%		
4,700	Adobe Systems, Inc.	$ 184,710
53,600	Microsoft Corporation	1,476,144
128,800	Oracle Corporation*	1,700,160
		3,361,014
Wireless Telecommunication Services–0.8%		
34,600	Nextel Communications, Inc.*	970,876
Total Common Stocks (Domestic)		
(Cost–$57,705,169)		68,431,254

Common Stocks (Foreign)–4.2%

Application Software–1.2%		
34,550	SAP AG Sponsored ADR (GE)	1,435,898
Healthcare Supplies–0.3%		
5,200	Alcon, Inc. (SZ)	314,808
IT Consulting & Other Services–0.5%		
24,125	Accenture Limited Class A ADR (BD)*	634,970
Pharmaceuticals–1.3%		
28,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	1,587,880
Railroads–0.5%		
10,625	Canadian National Railway Company (CA)	672,350
Semiconductors–0.4%		
12,925	Marvell Technology Group Limited (BD)*	490,245
Total Common Stocks (Foreign)		
(Cost–$3,584,610)		5,136,151

Principal Amount		Market Value
Corporate Bonds (Domestic)–11.2%		
Automobile Manufacturers–2.7%		
$3,000,000	Toyota Motor Credit Corporation Series MTN 5.65% 1/15/07	$ 3,306,450
Diversified Banks–2.8%		
1,500,000	Bank One Corporation 6.50% 2/1/06	1,628,235
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,851,742
		3,479,977
Household Products–1.3%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,645,740
Movies & Entertainment–1.8%		
2,000,000	Viacom, Inc. 7.75% 6/1/05	2,162,540

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Principal Amount	Market Value

Pharmaceuticals–2.6%

$3,000,000   Abbott Laboratories
      5.625% 7/1/06 .... $ 3,235,920

Total Corporate Bonds (Domestic)
(Cost–$12,796,648)   13,830,627

U.S. Government Securities–16.9%

Agency Pass Through–3.5%

4,042,981   U.S. Small Business Administration Series 10-A
      6.64% 2/1/11   4,289,522

U.S. Agencies–8.1%

3,500,000   Federal Home Loan Bank
      6.50% 11/15/05   3,797,080
      Federal National Mortgage Association:
1,000,000   4.25% 7/15/07   1,044,390
1,500,000   4.375% 10/15/06   1,575,660
2,000,000   Private Export Funding Corporation
      3.40% 2/15/08   2,009,480
1,500,000   Tennessee Valley Authority
      6.375% 6/15/05   1,598,520
     10,025,130

U.S. Treasury Notes–5.3%

      U.S. Treasury Inflation Index Note:
1,167,710   3.375% 1/15/07   1,264,810
1,128,090   3.875% 1/15/09   1,273,700
      U.S. Treasury Note:
1,000,000   3.50% 11/15/06   1,033,630
1,250,000   4.375% 5/15/07   1,323,688
1,500,000   6.875% 5/15/06   1,667,520
     6,563,348

Total U.S. Government Securities
(Cost–$20,202,409)   20,878,000

Government Bonds (Foreign)–2.4%

CAD 3,535,000   Province of Quebec
      6.50% 12/1/05 (CA)   2,907,245

Total Government Bonds (Foreign)
(Cost–$2,374,657)   2,907,245

Principal Amount		Amortized Cost

U.S. Agency Discount Notes–10.8%

$13,400,000	Federal National Mortgage Association 0.75% 1/2/04	$ 13,399,721

Total U.S. Agency Discount Notes (Amortized Cost–$13,399,721) 13,399,721

Total Investments–100.9% (Total Cost–$110,063,214) $124,582,998

Other Assets and Liabilities–(0.9%) .... (1,127,154)

Net Assets–100.0% $123,455,844

See notes to financial statements.

Assets

Investment securities, at cost	$ 110,063,214
Investment securities, at market	124,582,998
Cash	385,995
Receivables:	
Investment securities sold	1,423,166
Capital shares sold	75,702
Dividends and interest	543,599
Other	49,577
Total Assets	127,061,037

Liabilities

Payables and other liabilities:	
Investment securities purchased	2,950,773
Capital shares redeemed	301,325
Advisory fees	68,392
Shareholder servicing fees	6,849
Accounting fees	6,313
Distribution fees	46,121
Transfer agency fees	43,183
Custodian fees	260
Other	181,977
Total Liabilities	3,605,193
Net Assets	$ 123,455,844

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 312,200,100
Undistributed net investment loss	(35,022)
Accumulated net realized loss from security transactions	(203,229,268)
Net unrealized appreciation on investments and foreign currency translation	14,520,034
Total	$ 123,455,844

Net Assets—Class A	$	1,571,748
Shares Outstanding—Class A		199,541
Net Asset Value, Redemption Price Per Share	$	7.88
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.36
Net Assets—Class B	$	1,646,934
Shares Outstanding—Class B		211,081
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.80
Net Assets—Class C	$	294,513
Shares Outstanding—Class C		38,308
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.69
Net Assets—Class F	$	119,835,077
Shares Outstanding—Class F		15,201,042
Net Asset Value, Offering and Redemption Price Per Share	$	7.88
Net Assets—Class R	$	71,615
Shares Outstanding—Class R		9,115
Net Asset Value, Offering and Redemption Price Per Share	$	7.86
Net Assets—Class T	$	35,957
Shares Outstanding—Class T		4,446
Net Asset Value, Redemption Price Per Share	$	8.09
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.47

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2003

Investment Income:

Dividends	$ 876,954
Interest	2,325,705
Foreign taxes withheld	(7,145)
Total Investment Income	3,195,514

Expenses:

Advisory fees—Note 2	842,158
Shareholder servicing fees—Note 2	84,585
Accounting fees—Note 2	77,736
Distribution fees—Note 2	328,330
Transfer agency fees—Note 2	376,665
Registration fees	58,343
Postage and mailing expenses	74,121
Custodian fees and expenses—Note 2	6,801
Printing expenses	52,393
Legal and audit fees	31,222
Directors' fees and expenses—Note 2	32,730
Other expenses	54,472
Total Expenses	2,019,556
Earnings Credits	(2,209)
Reimbursed/Waived Expenses	(1,645)
Expense Offset to Broker Commissions	(5,005)
Net Expenses	2,010,697
Net Investment Income	1,184,817

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain (Loss) on :	
Security transactions (including premiums on options exercised)	7,033,551
Closing and expiration of option contracts written	(89,109)
Foreign currency transactions	12,226
Net Realized Gain	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,224,484
Net Realized and Unrealized Gain	21,181,152
Net Increase in Net Assets Resulting from Operations	$22,365,969

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 1,184,817	$ 2,058,852
Net Realized Gain (Loss)	6,956,668	(35,873,999)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,224,484	(8,107,493)
Net Increase (Decrease) in Net Assets Resulting from Operations	22,365,969	(41,922,640)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(10,100)	(7,719)
Class B	(1,222)	(558)
Class C	(17)	0
Class F	(1,240,046)	(2,156,959)
Class R	(159)	0
Class T	(12)	0
Net Decrease from Dividends and Distributions	(1,251,556)	(2,165,236)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	98,293	304,988
Class B	244,827	(28,551)
Class C	(6,310)	(151,251)
Class F	(31,079,380)	(123,330,214)
Class R	55,114	294
Class T	19,668	(219,113)
Net Decrease from Capital Share Transactions	(30,667,788)	(123,423,847)
Net Decrease in Net Assets	(9,553,375)	(167,511,723)
Net Assets		
Beginning of year	$133,009,219	$ 300,520,942
End of year (including undistributed net investment loss of $35,022 and $0, respectively)	$123,455,844	$ 133,009,219

See notes to financial statements.

19

Financial Highlights

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 6.68	$ 8.18	$ 9.24	$ 10.47
Income from investment operations:				
Net investment income	0.05	0.05	0.06	0.13
Net realized and unrealized gains				
(losses) on securities	1.20	(1.51)	(1.03)	(1.18)
Total from investment				
operations	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:				
From net investment income	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of year	$ 7.88	$ 6.68	$ 8.18	$ 9.24
Total return*	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,572	$ 1,243	$ 1,227	$ 699
Net expenses to average net assets#	1.83%	1.89%	1.87%	1.20%
Gross expenses to average net assets#	1.83%	1.89%	1.87%	1.23%
Net investment income to average				
net assets	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	108%	122%	111%	126%

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 6.63	$ 8.11	$ 9.18	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains				
(losses) on securities	1.17	(1.47)	(1.03)	(1.24)
Total from investment				
operations	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:				
From net investment income	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of year	$ 7.80	$ 6.63	$ 8.11	$ 9.18
Total return*	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,647	$ 1,181	$ 1,484	$ 1,008
Net expenses to average net assets#	2.53%	2.54%	2.49%	1.93%
Gross expenses to average net assets#	2.53%	2.54%	2.50%	1.96%
Net investment income (loss) to				
average net assets	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 6.54	$ 8.04	$ 9.17	$ 10.47
Income from investment operations:				
Net investment income (loss)	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains				
(losses) on securities	1.16	(1.33)	(1.03)	(1.28)
Total from investment				
operations	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:				
From net investment income	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of year	$ 7.69	$ 6.54	$ 8.04	$ 9.17
Total return*	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 295	$ 248	$ 496	$ 174
Net expenses to average net assets#,†	2.69%	3.48%	3.96%	1.86%
Gross expenses to average net assets#,† . . .	2.69%	3.48%	3.96%	1.88%
Net investment income (loss) to				
average net assets†	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 4.24%. The gross expense ratio would have been 4.24%. The net investment income (loss) ratio would have been (1.92%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19
Income from investment operations:					
Net investment income	0.06	0.07	0.10	0.15	0.32
Net realized and unrealized					
gains (losses) on securities . .	1.20	(1.50)	(1.02)	(1.23)	(0.61)
Total from investment operations	1.26	(1.43)	(0.92)	(1.08)	(0.29)
Less dividends and distributions:					
From net investment income . . .	(0.07)	(0.08)	(0.10)	(0.15)	(0.32)
From net realized gains	0.00	0.00	0.00	(0.02)	(1.11)
Total distributions	(0.07)	(0.08)	(0.10)	(0.17)	(1.43)
Net Asset Value, end of year	$ 7.88	$ 6.69	$ 8.20	$ 9.22	$ 10.47
Total return	18.96%	(17.46%)	(9.94%)	(10.44%)	(2.22%)
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$119,835	$130,314	$297,068	$552,675	$1,055,825
Net expenses to average					
net assets#	1.54%	1.42%	1.22%	1.07%	0.97%
Gross expenses to average					
net assets#	1.54%	1.43%	1.23%	1.08%	0.98%
Net investment income to					
average net assets	0.93%	0.99%	1.20%	1.41%	2.64%
Portfolio turnover rate@	108%	122%	111%	126%	218%

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 6.68	$ 8.18	$ 9.22	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains				
(losses) on securities	1.05	(1.34)	(1.02)	(1.23)
Total from investment				
operations	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:				
From net investment income	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of year	$ 7.86	$ 6.68	$ 8.18	$ 9.22
Total return	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 72	$ 11	$ 14	$ 1
Net expenses to average net assets#,†	2.37%	4.24%	3.07%	0.80%
Gross expenses to average net assets#,† . . .	2.37%	4.24%	3.07%	0.81%
Net investment income (loss) to				
average net assets†	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	108%	122%	111%	126%

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.62% (2003), 19.52% (2002) and 272.77% (2001). The gross expense ratios would have been 2.62% (2003), 19.52% (2002) and 272.77% (2001). The net investment income (loss) ratios would have been (0.24%) (2003), (17.05%) (2002) and (270.45%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 6.88	$ 8.17	$ 9.21	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains				
(losses) on securities	1.00	(0.92)	(1.04)	(1.22)
Total from investment				
operations	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:				
From net investment income	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of year	$ 8.09	$ 6.88	$ 8.17	$ 9.21
Total return*	17.65%	(15.79%)	(10.44%)	(10.67%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 36	$ 13	$ 232	$ 9
Net expenses to average net assets#,†	2.73%	2.59%	3.36%	1.30%
Gross expenses to average net assets#,† . . .	2.73%	2.60%	3.36%	1.32%
Net investment income (loss) to				
average net assets†	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.18% (2003), 14.62% (2002) and 18.37% (2001). The gross expense ratios would have been 3.18% (2003), 14.63% (2002) and 18.37% (2001). The net investment income (loss) ratios would have been (0.74%) (2003), (12.34%) (2002) and (16.13%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or, in the case of written call options, at the mean between the highest bid and lowest asked quotations, or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $49,444 and $27,599, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares paid DTI and ITC $49,215 and $17,162, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.73 to $13.34, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$5,636
Class B	$4,910
Class C	$1,165
Class R	$ 519
Class T	$ 294

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency and printing expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2004, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2003, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $431 and $206, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $316,276 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,491
Class B	$10,201	$3,400
Class C	$ 1,804	$ 602
Class T	$ 49	$ 49

During the year ended December 31, 2003, DSC retained $303 and $41 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,150, and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,469. The amount paid to Mellon was reduced by this fee waiver amount.

Notes to Financial Statements
(continued)

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$31,717	$(12,226)	$(19,491)

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$1,251,556	$2,165,236
Long-term capital gain	$ 0	$ 0
	$1,251,556	$2,165,236

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$200,959,111
Post-October Capital Loss Deferral	$ 210,281
Federal Tax Cost	$112,123,090
Gross Tax Appreciation of Investments	$ 13,814,754
Gross Tax Depreciation of Investments	$ (1,354,846)
Net Tax Appreciation	$ 12,459,908

Notes to Financial Statements
(continued)

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	42,130	$ 310,574	78,405	$ 605,345
Dividends or Distributions				
Reinvested	1,330	$ 9,742	1,046	$ 7,280
Redeemed	(29,893)	$ (222,023)	(43,543)	$ (307,637)
Net Increase	**13,567**	**$ 98,293**	**35,908**	**$ 304,988**
Class B				
Sold	76,899	$ 556,448	38,811	$ 277,704
Dividends or Distributions				
Reinvested	138	$ 971	69	$ 461
Redeemed	(44,160)	$ (312,592)	(43,542)	$ (306,716)
Net Increase (Decrease)	**32,877**	**$ 244,827**	**(4,662)**	**$ (28,551)**
Class C				
Sold	18,745	$ 122,311	24,035	$ 171,946
Dividends or Distributions				
Reinvested	2	$ 10	0	$ 0
Redeemed	(18,304)	$ (128,631)	(47,882)	$ (323,197)
Net Increase (Decrease)	**443**	**$ (6,310)**	**(23,847)**	**$ (151,251)**
Class F				
Sold	2,774,685	$19,677,956	3,379,558	$ 25,710,382
Dividends or Distributions				
Reinvested	164,539	$ 1,202,840	288,655	$ 2,097,722
Redeemed	(7,225,827)	$(51,960,176)	(20,429,796)	$(151,138,318)
Net Decrease	**(4,286,603)**	**$(31,079,380)**	**(16,761,583)**	**$(123,330,214)**
Class R				
Sold	7,391	$ 55,000	5,874	$ 40,000
Dividends or Distributions				
Reinvested	15	$ 114	0	$ 0
Redeemed	(0)	$ (0)	(5,874)	$ (39,706)
Net Increase	**7,406**	**$ 55,114**	**0**	**$ 294**
Class T				
Sold	2,530	$ 19,657	365	$ 2,456
Dividends or Distributions				
Reinvested	1	$ 11	0	$ 0
Redeemed	(0)	$ (0)	(26,771)	$ (221,569)
Net Increase (Decrease)	**2,531**	**$ 19,668**	**(26,406)**	**$ (219,113)**

5. Investment Transactions

For the year ended December 31, 2003, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $110,480,479 and $150,034,431, respectively. Purchases and sales of long-term U.S. government obligations were $18,639,343 and $18,747,960, respectively.

6. Call Options Written

Transactions in options written during the year ended December 31, 2003 were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2002	0	$ 0
Options written	1,500	160,440
Options terminated in closing purchase transactions	(1,160)	(104,512)
Options expired	(170)	(30,939)
Options exercised	(170)	(24,989)
Options outstanding at December 31, 2003	0	$ 0

7. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

8. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2003, 73.11% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Fund designated 67% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

Dreyfus Founders Balanced Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company,^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-BAL-03

ANNUAL REPORT

Dreyfus Founders Discovery Fund

Investment Update

December 31, 2003

Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with portfolio manager Robert Ammann, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2003?

For the one-year period ended December 31, 2003, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index. The Index posted a total return of 48.54% for the period.

What economic or market dynamics set the investing environment during the period?

Following the market low set in March, as confidence increased that the Iraqi conflict would move toward resolution, other market and economic dynamics took the lead in dictating the market's direction. The favorable dynamics of strong corporate profit growth, robust economic growth, an accommodative monetary policy, favorable inflation picture and a favorable dividend and capital gains tax environment helped drive the market's strong returns. However, some potential market negatives during the year that were of concern included a growing budget deficit, weak dollar, market valuation, continued geopolitical instability and perhaps increasing concern that the Fed's accommodative monetary policy could reverse in 2004.

"The 2003 market bias favored higher risk, lower quality companies as stocks of money-losing companies in the Index significantly outperformed stocks of profitable companies."

Performance Highlights

- The strong market returns this year had a dynamic which dramatically favored higher-risk asset classes. The market favored lower quality, lower priced, money-losing companies, as well as smaller market-cap companies, as was demonstrated in its micro-cap bias.

- The Fund enjoyed a considerable overall benefit within the financials sector due to a significant underweight position in this lagging sector.

- Strong stock selection within the consumer discretionary sector offset the Fund's overweight position in this slightly lagging sector versus the Index.

- Fund performance was negatively impacted by a relatively high cash position.

- The Fund suffered significant negative relative performance on an overall basis within the healthcare sector, with the bulk of the underperformance a result of a select few relatively poor performing stocks.

The strong market returns this year had an added dynamic which dramatically favored higher-risk asset classes. Within the small-capitalization market we saw a continuation of the trend toward a "micro-cap bias." In fact, when analyzing the returns of the Russell 2000 Growth Index by sorting the Index into quintiles based on market capitalization, the largest capitalization quintile of the Index returned 39.69%, while the smallest cap quintile returned 68.29%, or over 28 percentage points of greater relative returns.[1] However, the Fund, with its large asset base, often finds it difficult to take positions in many of these extremely small companies, as liquidity prevents it from building a meaningful position.

The market bias not only favored smaller, but also lower quality, companies. Stocks of money-losing companies in the Index significantly outperformed stocks of profitable companies. As a group, stocks priced under $5 posted over 132% in gains for the year. And, when analyzing

---

[1]Source: Prudential Financial, "Small-Cap and Mid-Cap Perspectives," Steven G. DeSanctis, CFA

the returns of the Russell 2000 Growth Index by sorting the Index into quintiles based on volatility, the highest beta quintile of stocks posted over a 73% return. Finally, quality, as measured by return on equity (ROE), significantly favored the lowest ROE quintile category within the Index.[2]

What management decisions positively contributed to Fund performance?

The Fund enjoyed a considerable overall benefit within the financials sector due to a significant underweight position in this lagging sector. While stock selection in the sector was relatively poor, this impact was significantly counterbalanced by the Fund's underweight position, which was held due to the liquidity constraints many of the small-cap financial holdings pose, and also because of the concern that as we neared the end of an interest rate easing cycle, financials may underperform.

Strong stock selection within the consumer discretionary sector offset the Fund's overweight position in this slightly lagging sector versus the Index. In fact, the Fund's largest positive contributor from an individual stock perspective came from **Harman International Industries, Inc**. Harman is a provider of audio and other electronics to the consumer and automobile

---

[2]Source: Prudential Equity Group, Inc., "Fearless Forecast 2004," January 2004

Largest Equity Holdings (ticker symbol)

1.	Fairmont Hotels & Resorts, Inc. (FHR)	1.85%
2.	Marvel Enterprises, Inc. (MVL)	1.75%
3.	Medicis Pharmaceutical Corporation (MRX)	1.72%
4.	Macrovision Corporation (MVSN)	1.69%
5.	Advance Auto Parts, Inc. (AAP)	1.61%
6.	Brooks Automation, Inc. (BRKS)	1.59%
7.	National-Oilwell, Inc. (NOI)	1.57%
8.	Harman International Industries, Inc. (HAR)	1.52%
9.	Advanced Neuromodulation Systems, Inc. (ANSI)	1.50%
10.	Guitar Center, Inc. (GTRC)	1.44%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

original equipment manufacturer (OEM) markets, and appreciated sharply as a result of high quality earnings results that were driven by automotive OEMs' adoption of Harman's newer infotainment solutions. Specialty retail was another bright spot for the Fund, as holdings such as **Advance Auto Parts, Inc.** and Tractor Supply Company performed well. The Fund benefited from strong stock selection in the restaurant industry as well,



Growth of $10,000 Investment

■ **Dreyfus Founders Discovery Fund-Class F**
■ **Russell 2000 Growth Index**

$25,146
$16,976

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

due in part to the strong performance of **Ruby Tuesday, Inc.**, a leader in the bar and grill segment, which continued to demonstrate favorable operational results.

Fund holdings in the industrials sector saw some standout performance that helped neutralize the negative impact of the Fund's relative overweight position in this slightly lagging sector. Some of the strongest performance was seen among many of the Fund's for-profit education-related companies

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.59%	—	—	(10.20%)
Without sales charge	36.41%	—	—	(8.87%)
Class B Shares (12/31/99)				
With redemption*	31.05%	—	—	(10.30%)
Without redemption	35.05%	—	—	(9.67%)
Class C Shares (12/31/99)				
With redemption**	34.16%	—	—	(9.65%)
Without redemption	35.16%	—	—	(9.65%)
Class F Shares (12/29/89)	36.45%	6.03%	9.66%	13.52%
Class R Shares (12/31/99)	36.87%	—	—	(8.63%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	29.83%	—	—	(10.33%)
Without sales charge	35.98%	—	—	(9.29%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

such as **Education Management Corporation**, where strong enrollment growth translated into strong earnings growth. **Stericycle, Inc.**, a medical waste management company, also performed well as it continued to see steady customer demand and new opportunities for selling more value-added service offerings. The Fund also benefited from strong returns in many transportation-related companies in the portfolio, namely airfreight and logistics companies **UTI Worldwide, Inc.** and **Pacer International, Inc.**, as well as from trucking companies such as **J.B. Hunt Transport Services, Inc.** and **Werner Enterprises, Inc.**

Aside from the few disappointments in the healthcare sector as is discussed below, the Fund generally saw strong stock selection across many of its healthcare holdings. Fund performance was positively impacted by the strong performance of **Select Medical Corporation**, a long-term acute care hospital and outpatient rehabilitation services company, as it realized strong growth and the added tailwind of a more favorable reimbursement environment. **Taro Pharmaceutical Industries Limited**, **Integra LifeSciences Holdings**, **Odyssey Healthcare, Inc.**, and **Andrx Corporation** were also meaningful contributors during the period.



Portfolio Composition

25.15%	Information Technology
21.64%	Consumer Discretionary
21.23%	Healthcare
18.16%	Industrials
4.63%	Energy
2.14%	Financials
1.88%	Materials
1.77%	Consumer Staples
1.27%	Telecommunications Services
2.13%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Other less-significant positive impacts on performance included a zero weighting in the utilities sector, which was the weakest performing sector of the Index. The Fund also benefited from participation in initial public offerings (IPOs) over the period.

What factors detracted from the Fund's 12-month performance?

Fund performance was negatively impacted by a relatively high cash position, which averaged about 9.5% over the period. This had a dampening impact on Fund performance, as the market returns were quite strong. Progress was made in reducing the cash position during the fourth quarter of the year.

The Fund suffered significant negative relative performance on an overall basis within the healthcare sector. While the Fund saw a modest negative impact from being slightly overweight this sector, the bulk of the relative underperformance was a result of a select few relatively poor performing stocks. The most significant of these, and the Fund's largest negative contributor from an individual stock standpoint, was Accredo Health, Inc., a contract pharmacy services company, which fell sharply early in the year as it lowered expectations due to both competition in specific product areas and acquisition integration challenges. Other poor performers within the sector included AMN Healthcare Services, Inc., a nurse staffing company, which also fell sharply as customer demand for temporary nurse staffing slowed. The Fund's holdings within the hospital industry, namely Lifepoint Hospitals, Inc. and Community Health Systems, Inc. also performed poorly due to rotation into more economically sensitive holdings as well as slowing admission trends. Charles River Laboratories International, Inc., a research models company, lagged after slightly lowering earnings guidance early in the year.

Despite information technology being a strong-performing sector for the period, the Fund suffered from an underweight position in this sector, and to a lesser extent, from stock selection as well. From a stock standpoint, Fund performance lagged primarily due to the impact of two stocks: Tech Data Corporation, a technology distributor, which fell early during the period after revising downward their fiscal year 2003 earnings guidance and announcing a large acquisition; and Cree, Inc., a light emitting diode (LED) company, which exhibited weakness related to a lawsuit filed by the former founder and brother of the company's current chairman.

The energy sector was another poor relative performer for the Fund primarily due to weak stock selection and, to a lesser extent, the timing of our overweight position. The primary detractor within the sector was Tidewater, Inc., which despite strong commodity prices, did not see this translate into a significant business recovery for its supply boat services. The Fund also maintained a slight underweight within the strong-performing exploration and production industry versus the Index.

Poor stock selection and an underweight position within the telecommunication services sector, the best performing sector in the Index for the period, also impeded overall Fund performance. The primary impact came from the performance of Boston Communications Group, Inc., a provider of billing and processing services for wireless carriers, which fell after revealing its largest customer, Verizon Wireless, was considering bringing in-house some services historically provided by Boston Communications.

While the Fund was underweight the somewhat more defensive and slower growth materials and consumer staples sectors, weak stock selection more than offset this potential positive. Within the materials sector, RPM International, Inc., an industrial coating and sealant company, performed poorly as a result of potential asbestos liability concerns. Consumer staples stock selection was negatively impacted by the performance of Duane Reade, Inc. and American Italian Pasta Company.

Additional detractors to performance were other stock-specific disappointments including Alloy, Inc., which proved to be the second-largest negative contributor from an individual stock perspective. Alloy, a teen direct marketing and media company, fell sharply after missing earnings expectations due to unexpected higher fulfillment costs and more promotional activity. Other significant negative contributors to relative performance include Atlantic Coast Airlines Holdings, Inc. and Scholastic Corporation.

What changes were made to Fund composition during the period?
We are pleased to have been able to continue to lower the cash position
from recent levels in excess of 10% to a year-end level around 3% of assets.
This is also reflected in the number of holdings in the portfolio having
increased from 101 at the beginning of the year to 119 as we ended 2003.
Many of these new holdings were in the technology sector where we have
worked hard to identify smaller or micro-cap companies we believe are
more attractively valued than some larger counterparts.

Our strategy for the Fund remains consistent. We will continue to utilize
our bottom-up process to seek companies we believe are capable of
posting strong future earnings growth and that are valued attractively.
While 2003 was not a year that favored "higher quality" within the
small-cap sector, we will continue to maintain our discipline of remaining
"concept stock" averse, preferring to primarily own companies we can value
on earnings rather than stocks that trade on short-term news and psychology.

Robert Ammann, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
December 31, 2003

Shares		Market Value
Common Stocks (Domestic)–91.5%		
Aerospace & Defense–1.5%		
264,285	KVH Industries, Inc.*	$ 7,259,900
191,495	ManTech International Corporation*	4,777,800
		12,037,700
Air Freight & Logistics–1.8%		
176,000	Forward Air Corporation*	4,840,000
472,120	Pacer International, Inc.*	9,546,266
		14,386,266
Alternative Carriers–1.3%		
1,177,825	Premiere Technologies, Inc.*	10,376,638
Apparel, Accessories & Luxury Goods–1.0%		
144,220	Columbia Sportswear Company*	7,859,990
Application Software–3.1%		
211,455	Altiris, Inc.*	7,713,878
104,050	Ansys, Inc.*	4,130,785
200,440	Cadence Design Systems, Inc.*	3,603,911
344,275	Concur Technologies, Inc.*	3,332,582
121,725	Hyperion Solutions Corporation*	3,668,792
110,975	Manhattan Associates, Inc.*	3,067,349
		25,517,297
Broadcasting & Cable TV–1.4%		
529,525	Cumulus Media, Inc.*	11,649,550
Building Products–0.7%		
151,270	Trex Company, Inc.*	5,745,235
Casinos & Gaming–0.3%		
75,925	Shuffle Master, Inc.*	2,628,524

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Communications Equipment–5.8%
942,452	Arris Group, Inc.*	$ 6,823,352
246,025	Avocent Corporation*	8,984,833
225,570	Harris Corporation	8,560,382
115,980	NetScreen Technologies, Inc.*	2,870,505
294,975	Polycom, Inc.*	5,757,912
494,730	Powerwave Technologies, Inc.*	3,784,685
73,110	SafeNet, Inc.*	2,249,595
1,847,522	Stratex Networks, Inc.*	7,851,969
		46,883,233

Construction & Engineering–1.3%
179,800	Chicago Bridge & Iron Company NV NY Shares	5,196,220
111,155	Jacobs Engineering Group, Inc.*	5,336,552
		10,532,772

Construction, Farm Machinery & Heavy Trucks–0.5%
242,925	Wabtec Corporation	4,139,442

Consumer Electronics–1.5%
167,725	Harman International Industries, Inc.	12,408,296

Distillers & Vintners–0.7%
160,840	Constellation Brands, Inc.*	5,296,461

Diversified Commercial Services–4.1%
86,150	Corinthian Colleges, Inc.*	4,786,494
289,760	Education Management Corporation*	8,994,150
221,390	Kroll, Inc.*	5,756,140
280,089	LECG Corporation*	6,411,237
47,685	Strayer Education, Inc.	5,189,559
71,950	Universal Technical Institute, Inc.*	2,158,500
		33,296,080

Electrical Components & Equipment–1.0%
175,050	AMETEK, Inc.	8,447,913

Electronic Equipment Manufacturers–2.1%
487,560	Aeroflex, Inc.*	5,699,576
180,875	FLIR Systems, Inc.*	6,601,938
301,925	RadiSys Corporation*	5,090,456
		17,391,970

Electronic Manufacturing Services–0.2%
106,525	TTM Technologies, Inc.*	1,798,142

Environmental Services–2.1%
174,565	Stericycle, Inc.*	8,152,186
231,100	Waste Connections, Inc.*	8,728,647
		16,880,833

Food Retail–0.3%
31,365	Whole Foods Market, Inc.*	2,105,532

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
General Merchandise Stores–0.6%		
163,585	Tuesday Morning Corporation*	$ 4,948,446
Healthcare Distributors–2.6%		
250,925	Fisher Scientific International, Inc.*	10,380,767
154,311	Henry Schein, Inc.*	10,428,337
		20,809,104
Healthcare Equipment–3.3%		
265,725	Advanced Neuromodulation Systems, Inc.*	12,218,036
559,950	Alaris Medical Systems, Inc.*	8,516,840
117,680	Integra LifeSciences Holdings*	3,369,178
137,400	VISX, Inc.*	3,180,810
		27,284,864
Healthcare Facilities–1.3%		
661,635	Select Medical Corporation	10,771,418
Healthcare Services–2.5%		
327,287	Odyssey Healthcare, Inc.*	9,576,418
411,485	SFBC International, Inc.*	10,929,042
		20,505,460
Healthcare Supplies–1.2%		
169,800	Merit Medical Systems, Inc.*	3,779,748
320,510	Sola International, Inc.*	6,025,588
		9,805,336
Home Entertainment Software–0.7%		
361,630	Sonic Solutions*	5,532,939
Home Furnishings–1.4%		
399,800	Furniture Brands International, Inc.	11,726,134
Hotels, Resorts & Cruise Lines–1.3%		
310,125	Choice Hotels International, Inc.*	10,931,906
Industrial Machinery–1.0%		
225,300	Actuant Corporation*	8,155,860
Internet Software & Services–0.7%		
123,040	j2 Global Communications, Inc.*	3,047,701
159,057	United Online, Inc.*	2,670,567
		5,718,268
IT Consulting & Other Services–1.7%		
503,800	CIBER, Inc.*	4,362,908
969,465	Lionbridge Technologies, Inc.*	9,316,559
		13,679,467
Leisure Products–3.4%		
241,850	Leapfrog Enterprises, Inc.*	6,416,281
489,320	Marvel Enterprises, Inc.*	14,244,105
78,000	Polaris Industries, Inc.	6,909,240
		27,569,626
Managed Healthcare–0.9%		
180,325	Amerigroup Corporation*	7,690,861

Shares		Market Value

Oil & Gas Drilling–0.4%

| 173,725 | Pride International, Inc.* | $ 3,238,234 |

Oil & Gas Equipment & Services–2.8%

83,150	Carbo Ceramics, Inc.	4,261,438
572,395	National-Oilwell, Inc.*	12,798,752
635,225	Superior Energy Services, Inc.*	5,971,115
		23,031,305

Oil & Gas Exploration & Production–1.4%

157,235	Pioneer Natural Resources Company*	5,020,514
199,600	Quicksilver Resources, Inc.*	6,447,080
		11,467,594

Pharmaceuticals–7.9%

389,350	Andrx Corporation*	9,359,974
512,880	Impax Laboratories, Inc.*	7,380,343
169,437	K-V Pharmaceuticals Company*	4,320,644
196,876	Medicis Pharmaceutical Corporation Class A	14,037,259
163,290	MGI Pharma, Inc.*	6,719,384
68,575	Pharmaceutical Resources, Inc.*	4,467,661
136,800	Taro Pharmaceutical Industries Limited*	8,823,600
188,050	Salix Pharmaceuticals Limited*	4,263,094
205,100	Valeant Pharmaceuticals International	5,158,265
		64,530,224

Publishing–0.8%

| 126,820 | Getty Images, Inc.* | 6,357,487 |

Regional Banks–0.7%

| 136,990 | Southwest Bancorporation of Texas, Inc. | 5,322,062 |

Restaurants–2.7%

95,615	Krispy Kreme Doughnuts, Inc.*	3,499,509
262,112	Rare Hospitality International, Inc.*	6,406,017
147,444	Red Robin Gourmet Burgers, Inc.*	4,488,195
279,235	Ruby Tuesday, Inc.	7,955,405
		22,349,126

Semiconductor Equipment–2.5%

537,620	Brooks Automation, Inc.*	12,994,275
605,030	Entegris, Inc.*	7,774,636
		20,768,911

Semiconductors–5.2%

307,400	Actel Corporation*	7,408,340
463,500	Artisan Components, Inc.*	9,501,750
396,650	Fairchild Semiconductor Corporation Class A*	9,904,351
48,110	OmniVision Technologies, Inc.*	2,658,078
366,200	Semtech Corporation*	8,323,726
180,775	Sigmatel, Inc.*	4,461,527
		42,257,772

* Non-income producing.

  See notes to financial statements.

Shares		Market Value
Specialty Chemicals–0.9%		
145,600	Valspar Corporation	$ 7,195,552
Specialty Stores–5.3%		
161,320	Advance Auto Parts, Inc.*	13,131,448
182,665	Cost Plus, Inc.*	7,489,265
361,400	Guitar Center, Inc.*	11,774,412
283,298	Movie Gallery, Inc.*	5,292,007
167,350	PETCO Animal Supplies, Inc.*	5,095,808
		42,782,940
Steel–1.0%		
599,200	Graftech International Limited*	8,089,200
Systems Software–2.2%		
610,840	Macrovision Corporation*	13,798,876
241,960	Secure Computing Corporation*	4,333,504
		18,132,380
Technology Distributors–0.9%		
384,686	Insight Enterprises, Inc.*	7,232,097
Trading Companies & Distributors–1.0%		
156,245	Fastenal Company	7,802,875
Trucking–2.5%		
184,450	JB Hunt Transport Services, Inc.*	4,981,995
177,150	Knight Transportation, Inc.*	4,543,898
277,945	Overnite Corporation*	6,323,249
249,863	Werner Enterprises, Inc.	4,869,830
		20,718,972
Total Common Stocks (Domestic)		
(Cost–$627,756,535)		745,788,294
Common Stocks (Foreign)–6.4%		
Air Freight & Logistics–0.7%		
153,500	UTI Worldwide, Inc. (VI)	5,822,255
Healthcare Equipment–0.7%		
136,700	ResMed, Inc. (AU)*	5,678,518
Hotels, Resorts & Cruise Lines–1.9%		
556,910	Fairmont Hotels & Resorts, Inc. (CA)	15,114,537
Pharmaceuticals–0.7%		
128,120	Angiotech Pharmaceuticals, Inc. ADR (CA)*	5,893,520
Reinsurance–1.5%		
258,510	Platinum Underwriters Holdings Limited (BD)	7,755,300
210,500	Scottish Re Group Limited (BD)	4,374,190
		12,129,490

Shares		Market Value
Soft Drinks–0.9%		
251,675	Cott Corporation (CA)*	$ 7,049,417
Total Common Stocks (Foreign)		
(Cost–$46,491,203)		51,687,737

Units		Market Value
Warrants–0.0%		
Commercial Printing–0.0%		
2,368	American Banknote Corporation Warrants, expire 2007*	2
2,368	American Banknote Corporation Warrants, expire 2007*	24
		26
Total Warrants		
(Cost–$0)		26
Total Investments–97.9%		
(Total Cost–$674,247,738)		797,476,057
Other Assets and Liabilities–2.1%		17,423,168
Net Assets–100.0%		$814,899,225

Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 674,247,738
Investment securities, at market	797,476,057
Cash	5,723,519
Receivables:	
Investment securities sold	25,333,939
Capital shares sold	1,008,813
Dividends	113,074
Other assets	39,010
Total Assets	829,694,412

Liabilities

Payables and other liabilities:	
Investment securities purchased	8,750,345
Capital shares redeemed	4,719,987
Advisory fees	572,231
Shareholder servicing fees	54,187
Accounting fees	36,339
Distribution fees	87,150
Transfer agency fees	144,171
Custodian fees	380
Other	430,397
Total Liabilities	14,795,187
Net Assets	$ 814,899,225

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,156,411,959
Accumulated net investment loss	(99,180)
Accumulated net realized loss from security transactions	(464,641,873)
Net unrealized appreciation on investments	123,228,319
Total	$ 814,899,225

See notes to financial statements.

Net Assets—Class A	$	79,629,612
Shares Outstanding—Class A		3,058,369
Net Asset Value, Redemption Price Per Share	$	26.04
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	27.63
Net Assets—Class B	$	21,009,189
Shares Outstanding—Class B		836,337
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	25.12
Net Assets—Class C	$	8,352,391
Shares Outstanding—Class C		332,294
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	25.14
Net Assets—Class F	$	638,880,464
Shares Outstanding—Class F		24,587,346
Net Asset Value, Offering and Redemption Price Per Share	$	25.98
Net Assets—Class R	$	65,239,955
Shares Outstanding—Class R		2,478,266
Net Asset Value, Offering and Redemption Price Per Share	$	26.32
Net Assets—Class T	$	1,787,614
Shares Outstanding—Class T		69,973
Net Asset Value, Redemption Price Per Share	$	25.55
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	26.75

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2003

Investment Income:

Dividends	$ 1,004,000
Interest	712,422
Foreign taxes withheld	(4,168)
Total Investment Income	1,712,254

Expenses:

Advisory fees—Note 2	5,896,047
Shareholder servicing fees—Note 2	606,704
Accounting fees—Note 2	379,728
Distribution fees—Note 2	1,525,567
Transfer agency fees—Note 2	1,317,912
Registration fees	110,464
Postage and mailing expenses	183,101
Custodian fees and expenses—Note 2	18,263
Printing expenses	154,611
Legal and audit fees	177,410
Directors' fees and expenses—Note 2	163,594
Other expenses	281,840
Total Expenses	10,815,241
Earnings Credits	(9,534)
Waived Expenses	(4,165)
Expense Offset to Broker Commissions	(4,000)
Net Expenses	10,797,542
Net Investment Loss	(9,085,288)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain on Security Transactions	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	218,611,635
Net Realized and Unrealized Gain	232,542,593
Net Increase in Net Assets Resulting from Operations	$223,457,305

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (9,085,288)	$ (9,642,274)
Net Realized Gain (Loss)	13,930,958	(254,766,071)
Net Change in Unrealized Appreciation / Depreciation	218,611,635	(84,564,881)
Net Increase (Decrease) in Net Assets Resulting from Operations	223,457,305	(348,973,226)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,822,554)	(13,346,442)
Class B	(3,591,234)	(5,807,035)
Class C	(1,821,877)	(4,278,012)
Class F	(36,105,693)	(73,946,291)
Class R	5,799,244	2,113,647
Class T	68,669	(329,325)
Net Decrease from Capital Share Transactions	(45,473,445)	(95,593,458)
Net Increase (Decrease) in Net Assets	177,983,860	(444,566,684)
Net Assets		
Beginning of year	$636,915,365	$1,081,482,049
End of year (including accumulated net investment loss of $99,180 and $0, respectively)	$814,899,225	$ 636,915,365

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 19.09	$ 28.50	$ 34.79	$ 40.88
Income from investment operations:				
Net investment loss	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains				
(losses) on securities	7.31	(9.10)	(6.02)	(3.45)
Total from investment				
operations	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 26.04	$ 19.09	$ 28.50	$ 34.79
Total return*	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$79,630	$67,184	$117,773	$131,298
Net expenses to average net assets#	1.50%	1.35%	1.18%	1.20%
Gross expenses to average net assets#	1.50%	1.35%	1.19%	1.24%
Net investment loss to average				
net assets	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	130%	128%	110%	108%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 18.60	$ 28.03	$ 34.49	$ 40.88
Income from investment operations:				
Net investment loss	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains				
(losses) on securities	7.33	(8.74)	(5.91)	(3.57)
Total from investment				
operations	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 25.12	$ 18.60	$ 28.03	$ 34.49
Total return*	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$21,009	$18,804	$35,845	$50,883
Net expenses to average net assets#	2.56%	2.26%	1.96%	1.94%
Gross expenses to average net assets#	2.56%	2.26%	1.97%	1.97%
Net investment loss to				
average net assets	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	130%	128%	110%	108%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$18.60	$ 28.05	$ 34.51	$ 40.88
Income from investment operations:				
Net investment loss	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains				
(losses) on securities	7.48	(8.59)	(5.88)	(3.57)
Total from investment				
operations	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$25.14	$ 18.60	$ 28.05	$ 34.51
Total return*	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$8,352	$ 7,794	$17,031	$25,275
Net expenses to average net assets#	2.52%	2.26%	1.96%	1.94%
Gross expenses to average net assets#	2.52%	2.27%	1.98%	1.97%
Net investment loss to				
average net assets	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	130%	128%	110%	108%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37
Income from investment operations:					
Net investment loss	(0.35)	(0.36)	(0.20)	(0.07)	(0.08)
Net realized and unrealized gains (losses) on securities	7.29	(9.05)	(5.99)	(3.44)	22.72
Total from investment operations	6.94	(9.41)	(6.19)	(3.51)	22.64
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)	(6.15)
Total distributions	0.00	0.00	(0.10)	(2.61)	(6.15)
Net Asset Value, end of year	$ 25.98	$ 19.04	$ 28.45	$ 34.74	$ 40.86
Total return	36.45%	(33.08%)	(17.81%)	(8.26%)	94.59%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$638,880	$498,970	$847,330	$1,066,003	$806,152
Net expenses to average net assets#	1.53%	1.40%	1.24%	1.25%	1.45%
Gross expenses to average net assets#	1.53%	1.41%	1.25%	1.28%	1.46%
Net investment loss to average net assets	(1.29%)	(1.13%)	(0.64%)	(0.46%)	(0.96%)
Portfolio turnover rate@	130%	128%	110%	108%	157%

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 19.23	$ 28.64	$ 34.87	$40.88
Income from investment operations:				
Net investment income (loss)	(0.17)	(0.18)	(0.08)	0.00+
Net realized and unrealized gains				
(losses) on securities	7.26	(9.23)	(6.05)	(3.40)
Total from investment				
operations	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 26.32	$ 19.23	$ 28.64	$34.87
Total return	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$65,240	$42,872	$61,163	$4,693
Net expenses to average net assets#	1.21%	1.10%	0.94%	0.93%
Gross expenses to average net assets#	1.21%	1.10%	0.95%	0.96%
Net investment income (loss) to				
average net assets	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	130%	128%	110%	108%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$18.79	$ 28.24	$ 34.69	$40.88
Income from investment operations:				
Net investment loss	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains				
(losses) on securities	7.07	(8.91)	(6.02)	(3.49)
Total from investment				
operations	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$25.55	$ 18.79	$ 28.24	$34.69
Total return*	35.98%	(33.46%)	(18.30%)	(8.43%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,788	$ 1,291	$ 2,341	$1,908
Net expenses to average net assets#	1.90%	2.06%	1.82%	1.44%
Gross expenses to average net assets#	1.91%	2.06%	1.83%	1.48%
Net investment loss to				
average net assets	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	130%	128%	110%	108%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus," an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $231,448 and $128,423, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $228,098 and $62,925, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$52,713
Class B	$73,409
Class C	$27,414
Class R	$18,185
Class T	$ 3,167

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $1,320,188 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$176,102
Class B	$143,376	$ 47,792
Class C	$ 58,595	$ 19,531
Class T	$ 3,408	$ 3,408

During the year ended December 31, 2003, DSC retained $2,399 and $8 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $67,480 and $139 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $4,165. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,986,108	$0	$(8,986,108)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$455,702,028
Federal Tax Cost	$683,187,583
Gross Tax Appreciation of Investments	$150,381,262
Gross Tax Depreciation of Investments	$(36,092,788)
Net Tax Appreciation	$114,288,474

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	1,201,496	$ 27,097,339	914,819	$ 21,923,140
Redeemed	(1,662,688)	$ (36,919,893)	(1,527,408)	$ (35,269,582)
Net Decrease	**(461,192)**	**$ (9,822,554)**	**(612,589)**	**$ (13,346,442)**
Class B				
Sold	10,129	$ 212,967	26,778	$ 651,636
Redeemed	(184,783)	$ (3,804,201)	(294,496)	$ (6,458,671)
Net Decrease	**(174,654)**	**$ (3,591,234)**	**(267,718)**	**$ (5,807,035)**
Class C				
Sold	21,413	$ 428,341	27,424	$ 641,512
Redeemed	(108,035)	$ (2,250,218)	(215,764)	$ (4,919,524)
Net Decrease	**(86,622)**	**$ (1,821,877)**	**(188,340)**	**$ (4,278,012)**
Class F				
Sold	5,367,437	$117,439,063	5,520,185	$ 130,099,247
Redeemed	(6,981,197)	$(153,544,756)	(9,099,776)	$(204,045,538)
Net Decrease	**(1,613,760)**	**$ (36,105,693)**	**(3,579,591)**	**$ (73,946,291)**
Class R				
Sold	500,330	$ 11,153,199	438,891	$ 10,145,622
Redeemed	(251,484)	$ (5,353,955)	(344,725)	$ (8,031,975)
Net Increase	**248,846**	**$ 5,799,244**	**94,166**	**$ 2,113,647**
Class T				
Sold	18,394	$ 420,952	14,612	$ 336,876
Redeemed	(17,137)	$ (352,283)	(28,799)	$ (666,201)
Net Increase (Decrease)	**1,257**	**$ 68,669**	**(14,187)**	**$ (329,325)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $831,355,846 and $852,669,256, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003 the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

Dreyfus Founders Discovery Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-DIS-03

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

T ABLE OF C ONTENTS

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Funds reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

*This report includes financial information for the Money Market Fund as of December 31, 2003, but does not include a discussion of Fund performance.
The views expressed herein are current to the date of this report. The views and the composition of the Funds' portfolios are subject to change at any time based on market and other conditions. The amounts of the Funds' holdings as of December 31, 2003 are included in the Statements of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

Government Securities Fund Management Overview



A discussion with portfolio manager Margaret Danuser

How did the Fund perform relative to its benchmark in the 12-month period ended December 31, 2003?

Investors' risk appetite increased in 2003, as equity markets strengthened and improving economic fundamentals pushed bond prices lower. Higher-risk investments, including equities and high-yield debt, were favored securities by year's end.

During the period, Dreyfus Founders Government Securities Fund slightly underperformed its benchmarks, delivering a positive return of 2.03%, while the Lehman Brothers U.S. Treasury Composite Index gained 2.22% and the Lehman Brothers U.S. Government Composite Index returned 2.37%.

"In the second half of the year, Treasury debt ended its longest rally since World War II, posting its first annual decline in the past four years."

What bond market dynamics occurred during the 12-month period?

The buildup to the Iraqi conflict and the speculation over its outcome dominated economic news throughout the first quarter of the period. However, as the Iraqi conflict began winding down, economic fundamentals improved and speculation that the Federal Reserve might begin raising interest rates dampened the demand for Treasuries.

In the second half of the year, Treasury debt ended its longest rally since World War II, posting its first annual decline in the past four years. Ten-year bond yields began 2003 at 3.82%, dropping to a 45-year low of 3.07% in June, and ending the year slightly higher at 4.25%.



Growth of $10,000 Investment

■ Dreyfus Founders Government Securities Fund-Class F
■ Lehman Brothers U.S. Government Composite Index
■ Lehman Brothers U.S. Treasury Composite Index

$19,168
$19,109
$15,945

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 12/31/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of publicly issued obligations of the U.S. Treasury, U.S. government agencies, quasi-federal corporations, and debt guaranteed by the U.S. government. The Lehman Brothers U.S. Treasury Composite Index is composed of all public obligations of the U.S. Treasury, excluding certain securities, that have at least one year to maturity and an outstanding par value of at least $150 million. The total return figures cited for these indexes do not reflect the costs of managing a mutual fund. In future reports, the Fund's performance will no longer be compared to the Lehman Brothers U.S. Treasury Composite Index, as the Fund's portfolio composition corresponds more closely to the Lehman Brothers U.S. Government Composite Index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/03

Class F Shares (Inception Date)	1 Year	5 Years	10 Years	Since Inception
3/1/88	2.03%	5.06%	4.78%	6.17%

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

Additionally, corporate bond spreads shrank by almost half during the twelve months, due perhaps to the end of major hostilities in Iraq and to the strengthening economic recovery. High-yield issues outperformed higher-quality debt, 27% versus 8.4%, respectively.[1] The year ended with an interest rate rise across most of the yield curve, with the yield curve steepening.

Finally, mortgage investing experienced a tumultuous year with high refinancing activity and the ensuing rapid prepayment rates impacting mortgages.

What management decisions most impacted Fund performance during the period?

The Fund's exposure to the long-end of the yield curve assisted Fund returns during the first half of 2003; however, the massive sell-off experienced in July and August countered that initial positive performance as the Fund reduced exposure and duration too late.

Also, during the period, Fund exposure to longer-dated securities was reduced with the expectation that yields would rise in a strengthening economy. Some exposure to Treasury Inflation-Protected Securities (TIPS) was also added to the Fund in an effort to introduce inflation protection

---

[1]Source: First Boston, "Global Performance Monitor: 2003 Scorecard," January 5, 2004

for the portfolio without compromising its liquidity. Additionally, we diversified some of the Fund's government agency exposure and eliminated Freddie Mac debt exposure in June, except for a small pass-through position, due to a Securities and Exchange Commission-led investigation into the mortgage financier's accounting practices.

The Fund ended the 12-month period benefited by its weighting in AAA-corporate and Canadian dollar-denominated provincial debt. The Canadian dollar reached its highest level versus the dollar since 1993, rising 21% in 2003.

The Fund's lack of exposure in the mortgage sector in the fourth quarter of the year impeded returns as the volatility in this sector seemed to have finally abated with the increase in interest rates. Overall, the government sector performed poorly in 2003 relative to higher risk asset classes.

In conclusion, regardless of the economic and market climate over the next twelve months, we will continue to concentrate on our primary goal: seeking investment opportunities among high-quality bonds all along the yield curve.

Margaret Danuser
Portfolio Manager

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

GOVERNMENT SECURITIES FUND
STATEMENT OF INVESTMENTS
December 31, 2003

Principal Amount		Market Value
U.S. Government Securities–71.6%		
Agency Pass Through–3.3%		
$ 404,298	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	$ 428,952
Mortgage-Backed Securities–3.5%		
40,333	Federal Home Loan Mortgage Corporation	
	7.50% 11/1/29 Pool #C32819	43,327
	Federal National Mortgage Association:	
75,230	6.50% 10/1/31 Pool #596063	78,682
96,037	7.00% 3/1/12 Pool #373543	102,634
208,841	Government National Mortgage Association	
	6.50% 5/15/26 Pool #417388	220,821
		445,464
U.S. Agencies–39.7%		
	Federal Home Loan Bank:	
150,000	5.40% 10/25/06	161,396
495,000	5.625% 2/15/08	539,461
355,000	7.125% 2/15/05	377,376
	Federal National Mortgage Association:	
400,000	5.36% 11/29/11 Callable 11/29/04	409,968
150,000	5.75% 2/15/08	164,781
300,000	6.00% 5/15/08	332,550
300,000	6.625% 10/15/07	338,283
250,000	7.125% 6/15/10	293,935
500,000	Private Export Funding Corporation	
	3.40% 2/15/08	502,370
	Tennessee Valley Authority:	
500,000	4.75% 8/1/13	501,395
500,000	5.375% 11/13/08	539,285
350,000	7.125% 5/1/30	419,594
500,000	U.S. Department of Housing & Urban Development	
	2.97% 8/1/07	499,260
		5,079,654
U.S. Treasury Notes–25.1%		
	U.S. Treasury Inflation Index Note:	
411,584	3.00% 7/15/12	448,636
234,430	3.375% 1/15/12	262,292
425,192	3.50% 1/15/11	477,752
225,618	3.875% 1/15/09	254,740
	U.S. Treasury Note:	
400,000	6.00% 8/15/09	453,080
500,000	6.25% 2/15/07	557,345
500,000	6.50% 8/15/05	539,415
200,000	7.00% 7/15/06	224,024
		3,217,284
Total U.S. Government Securities		
(Cost–$8,747,490)		9,171,354

See notes to financial statements.

Principal Amount		Market Value
Government Bonds (Foreign)–3.9%		
CAD 305,000	Province of Quebec	
	6.50% 12/1/05 (Canada)	$ 250,837
CAD 305,000	Province of Saskatchewan	
	6.00% 6/1/06 (Canada)	250,781
Total Government Bonds (Foreign)		
(Cost–$408,648)		501,618
Supranational Obligations–1.6%		
$ 200,000	International Bank for Reconstruction & Development	
	4.00% 1/10/05	205,506
Total Supranational Obligations		
(Cost–$201,122)		205,506
Corporate Bonds (Domestic)–4.4%		
Diversified Commercial Services–4.4%		
500,000	Stanford University	
	6.16% 4/30/11	554,848
Total Corporate Bonds (Domestic)		
(Cost–$499,998)		554,848

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–17.0%		
$ 400,000	Federal Home Loan Bank	
	1.04% 1/2/04	$ 399,989
500,000	Federal Home Loan Mortgage Corporation	
	1.00% 1/6/04	499,931
	Federal National Mortgage Association:	
700,000	1.03% 2/4/04	699,319
583,000	1.06% 2/4/04	582,417
Total U.S. Agency Discount Notes		
(Amortized Cost–$2,181,656)		2,181,656
Total Investments–98.5%		
(Total Cost–$12,038,914)		12,614,982
Other Assets and Liabilities–1.5%		193,743
Net Assets–100.0%		$12,808,725

See notes to financial statements.

Principal Amount		Amortized Cost

U.S. Agency Discount Notes–31.9%

$ 800,000	Federal Home Loan Bank	
	1.11% 4/28/04	$ 797,089
1,400,000	Federal Home Loan Mortgage Corporation	
	1.01% 1/8/04	1,399,725
	Federal National Mortgage Association:	
1,000,000	0.85% 1/2/04	999,976
700,000	0.94% 1/9/04	699,854
2,000,000	1.07% 2/18/04	1,997,147
1,400,000	1.075% 1/7/04	1,399,749
2,100,000	1.08% 1/20/04	2,098,803
1,400,000	1.08% 3/3/04	1,397,396
2,000,000	1.24% 2/6/04	1,997,520
1,600,000	Student Loan Marketing Association	
	0.75% 1/5/04	1,599,867

**Total U.S. Agency Discount Notes
(Amortized Cost–$14,387,126)** 14,387,126

Corporate Short-Term Notes–66.9%

Agricultural Products–4.0%

	Archer-Daniels-Midland Company:	
812,000	1.09% 2/20/04†	810,771
1,000,000	1.15% 3/8/04†	997,859
		1,808,630

Construction, Farm Machinery & Heavy Trucks–4.0%

1,800,000	Paccar Financial Corporation	
	1.05% 2/3/04	1,798,268

Consumer Electronics–4.0%

1,800,000	Sharp Electronics Corporation	
	1.10% 1/15/04	1,799,230

Consumer Finance–4.4%

2,000,000	Household Finance Corporation	
	1.09% 1/29/04	1,998,305

Distillers & Vintners–2.4%

1,100,000	Diageo Capital PLC	
	1.07% 1/15/04†	1,099,542

Diversified Chemicals–3.1%

1,400,000	E.I. de Pont de Nemours and Company	
	1.06% 1/27/04	1,398,928

Diversified Commercial Services–3.6%

1,600,000	TransAmerica Finance Corporation	
	1.09% 1/16/04	1,599,273

*† Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted
for resale.*
See notes to financial statements.

Principal Amount		Amortized Cost
Industrial Conglomerates–4.4%		
	General Electric Capital Corporation:	
400,000	1.09% 2/17/04	$ 399,431
1,600,000	1.09% 4/7/04	1,595,301
		1,994,732
Integrated Oil & Gas–3.1%		
$ 1,400,000	BP America, Inc.	
	1.05% 3/9/04	1,397,223
Multi-Line Insurance–4.4%		
2,000,000	American Family Financial Services	
	1.09% 3/17/04	1,995,398
Other Diversified Financial Services–8.4%		
1,700,000	Merrill Lynch & Company	
	1.02% 1/12/04	1,699,470
700,000	Morgan Stanley	
	1.08% 1/23/04	699,538
1,400,000	National Rural Utilities CFC	
	1.07% 1/21/04	1,399,168
		3,798,176
Pharmaceuticals–4.0%		
1,800,000	Abbott Laboratories	
	1.00% 1/6/04†	1,799,750
Special Purpose Entity–17.1%		
1,800,000	CAFCO LLC	
	1.09% 2/10/04†	1,797,820
2,200,000	Ciesco LLC	
	1.08% 1/21/04†	2,198,680
	Metlife Funding, Inc.:	
1,100,000	1.05% 1/14/04	1,099,583
1,000,000	1.08% 1/14/04	999,610
1,600,000	Nestle Capital Corporation	
	1.07% 2/9/04†	1,598,146
		7,693,839
Total Corporate Short-Term Notes (Amortized Cost–$30,181,294)		30,181,294
Total Investments–98.8% (Total Amortized Cost–$44,568,420)		44,568,420
Other Assets and Liabilities–1.2%		525,523
Net Assets–100.0%		$45,093,943

† Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.
 See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2003

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$12,038,914	$44,568,420
Investment securities, at market	12,614,982	44,568,420
Cash	80,835	113,024
Receivables:		
Capital shares sold	1,991	523,896
Interest	140,739	0
Other assets	65,011	44,925
Total Assets	12,903,558	45,250,265
Liabilities		
Payables and other liabilities:		
Capital shares redeemed	300	61,805
Advisory fees	3,822	17,309
Shareholder servicing fees	1,838	6,562
Accounting fees	318	1,122
Distribution fees	3,752	0
Transfer agency fees	4,073	2,557
Custodian fees	54	115
Other.	79,076	66,709
Dividends	1,600	143
Total Liabilities	94,833	156,322
Net Assets	$12,808,725	$45,093,943
Net Assets consist of:		
Capital (par value and paid-in surplus)	$12,437,954	$45,093,711
Undistributed net investment income (loss)	(1,143)	19,665
Accumulated net realized loss from security transactions . . .	(204,196)	(19,433)
Net unrealized appreciation on investments and		
foreign currency translation	576,110	0
Total	$12,808,725	$45,093,943
Net Assets—Class F	$12,808,725	$45,093,943
Shares Outstanding—Class F	1,276,108	45,093,943
Net Asset Value, Offering and Redemption Price Per Share . .	$ 10.04	$ 1.00

See notes to financial statements.

STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

	Government Securities Fund	Money Market Fund
Investment Income:		
Interest	$ 626,156	$623,284
Total Investment Income	626,156	623,284
Expenses:		
Advisory fees—Note 2	94,631	265,945
Shareholder servicing fees—Note 2	25,029	88,743
Accounting fees—Note 2	8,735	31,914
Distribution fees—Note 2	36,396	0
Transfer agency fees—Note 2	7,661	24,586
Registration fees	13,854	9,386
Postage and mailing expenses	5,431	9,850
Custodian fees and expenses—Note 2	1,735	2,686
Printing expenses	11,468	15,569
Legal and audit fees	2,311	7,461
Directors' fees and expenses—Note 2	2,846	12,045
Other expenses	7,652	14,307
Total Expenses	217,749	482,492
Earnings Credits	(723)	(598)
Waived Expenses	(79,785)	(43,039)
Net Expenses	137,241	438,855
Net Investment Income	488,915	184,429

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security transactions	222,778	0
Foreign currency transactions	1,720	0
Net Realized Gain	224,498	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(401,425)	0
Net Realized and Unrealized Loss	(176,927)	0
Net Increase in Net Assets Resulting from Operations	$ 311,988	$184,429

See notes to financial statements.

12

STATEMENTS OF CHANGES IN NET ASSETS

	Government Securities Fund		Money Market Fund	
	Year ended 12/31/03	Year ended 12/31/02	Year ended 12/31/03	Year ended 12/31/02
Operations				
Net Investment Income	$ 488,915	$ 517,350	$ 184,429	$ 664,781
Net Realized Gain	224,498	66,187	0	0
Net Change in Unrealized Appreciation/Depreciation.	(401,425)	773,401	0	0
Net Increase in Net Assets Resulting from Operations	311,988	1,356,938	184,429	664,781
Dividends and Distributions to Shareholders				
From Net Investment Income Class F	(493,892)	(517,350)	(184,429)	(664,781)
Net Decrease from Dividends and Distributions	(493,892)	(517,350)	(184,429)	(664,781)
Capital Share Transactions				
Net Increase (Decrease) from Capital Share Transactions—Note 4 Class F	(2,327,336)	2,511,244	(14,992,067)	(15,842,144)
Net Increase (Decrease) in Net Assets	(2,509,240)	3,350,832	(14,992,067)	(15,842,144)
Net Assets				
Beginning of Year	$15,317,965	$11,967,133	$ 60,086,010	$ 75,928,154
End of Year	$12,808,725	$15,317,965	$ 45,093,943	$ 60,086,010
Undistributed net investment income (loss)	$ (1,143)	$ 2,114	$ 19,665	$ 18,518

See notes to financial statements.

13

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 10.18	$ 9.55	$ 9.41	$ 8.96	$ 9.74
Income from investment operations:					
Net investment income	0.34	0.38	0.45	0.47	0.42
Net realized and unrealized gains					
(losses) on securities	(0.14)	0.63	0.14	0.45	(0.78)
Total from investment					
operations	0.20	1.01	0.59	0.92	(0.36)
Less dividends and distributions:					
From net investment income . . .	(0.34)	(0.38)	(0.45)	(0.47)	(0.42)
From net realized gains	0.00	0.00	0.00	0.00^	0.00
Total distributions	(0.34)	(0.38)	(0.45)	(0.47)	(0.42)
Net Asset Value, end of year	$ 10.04	$ 10.18	$ 9.55	$ 9.41	$ 8.96
Total return	2.03%	10.86%	6.37%	10.57%	(3.77%)
Ratios/Supplemental Data					
Net assets, end of year					
(000s)	$12,809	$15,318	$11,967	$10,384	$13,276
Net expenses to average					
net assets#,†	0.94%	0.92%	0.98%	1.29%	1.31%
Gross expenses to average					
net assets#,†	0.95%	0.93%	1.00%	1.35%	1.35%
Net investment income to					
average net assets†	3.36%	3.90%	4.67%	5.13%	4.47%
Portfolio turnover rate@	52%	28%	73%	88%	127%

^ Distributions from net realized gains for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the net expense ratios would have been 1.49% (2003), 1.47% (2002), 1.48% (2001), 1.49% (2000), and 1.49% (1999). The gross expense ratios would have been 1.50% (2003), 1.48% (2002), 1.50% (2001), 1.55% (2000), and 1.53% (1999). The net investment income ratios would have been 2.81% (2003), 3.35% (2002), 4.17% (2001), 4.93% (2000), and 4.29% (1999).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

MONEY MARKET FUND
FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from investment operations:					
Net investment income	0.00+	0.01	0.03	0.05	0.04
Net realized and unrealized gains					
(losses) on securities	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.00	0.01	0.03	0.05	0.04
Less dividends and distributions:					
From net investment income . . .	0.00^	(0.01)	(0.03)	(0.05)	(0.04)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.01)	(0.03)	(0.05)	(0.04)
Net Asset Value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return	0.34%	0.98%	3.40%	5.62%	4.35%
Ratios/Supplemental Data					
Net assets, end of year					
(000s)	$45,094	$60,086	$75,928	$103,953	$92,866
Net expenses to average					
net assets#,†	0.83%	0.80%	0.79%	0.84%	0.89%
Gross expenses to average					
net assets#,†	0.83%	0.80%	0.79%	0.87%	0.91%
Net investment income to					
average net assets†	0.35%	0.98%	3.38%	5.54%	4.30%

+   Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per
    share basis.
^   Distribution from net investment income for the year ended December 31, 2003 aggregated less than
    $0.01 on a per share basis.
Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
    brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
    Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and
    earnings credits divided by its average net assets for the stated period.
†   Certain fees were waived by the management company or its affiliates for the years ended
    December 31, 2003, 2002 and 2001. Had these fees not been waived, the net expense ratios would
    have been 0.91% (2003), 0.87% (2002) and 0.84% (2001). The gross expense ratios would have been
    0.91% (2003), 0.87% (2002) and 0.84% (2001). The net investment income ratios would have been
    0.27% (2003), 0.91% (2002) and 3.33% (2001).

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offer Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate a Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase, and all securities held by Money Market Fund, are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by a Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Funds amortize premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

NOTES TO FINANCIAL STATEMENTS
(continued)

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Funds may invest at least a portion of their assets in foreign securities. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—Dividends are declared daily and paid monthly from net investment income, and capital gains (if any) are distributed annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets, and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has agreed to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also agreed to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next $250 million of average net assets, and 0.30%

of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2004, and will not be terminated without prior notice to the Company's board of directors. During the year ended December 31, 2003, Founders waived $43,676 and $26,595 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby each Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the year ended December 31, 2003, Government Securities Fund was charged $16,799 and $8,230, respectively, and Money Market Fund was charged $55,552 and $33,191, respectively, pursuant to these Shareholder Services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges from DTI are paid by the Funds. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Funds. For the year ended December 31, 2003, Government Securities Fund was charged $4,741 and $2,199, respectively, and Money Market Fund was charged $20,706 and $3,880, respectively, for out-of-pocket transfer agent charges.

Distribution Plans—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, $31,439 in expenses eligible for reimbursement under the plan were absorbed by Founders, which resulted in the Fund paying 0.03% under this plan. The 12b-1 fees for Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund or servicing Fund shareholders will continue to be waived through at least August 31, 2004. This waiver will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of each Fund on the first $500 million, 0.04% of the average daily net assets of each Fund on the next $500 million, and 0.02% of the average daily net assets of each Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed the fees payable under the Funds' prior fee schedule and to the extent they exceed Founders' costs in providing the services. The prior fee schedule was computed at the annual rate of 0.06% of the average daily net assets of the Company's ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the Company's ten series, taken as a whole, in excess of $500 million, plus reasonable out-of-pocket expenses. The prior fee was allocated to each of the series on a pro rata basis based on relative average daily net assets. During the year ended December 31, 2003, Founders waived $4,309 and $15,738 for Government Securities Fund and Money Market Fund, respectively.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian. The custodian has also agreed to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the fee waivers for Government Securities Fund and Money Market Fund were $361 and $706, respectively. The amounts paid to Mellon were reduced by these fee waiver amounts.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Funds.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Funds, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

	Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid In Capital
Government Securities Fund	$1,720	$(1,720)	$ 0
Money Market Fund	$1,147	$ 0	$(1,147)

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Government Securities Fund:		
Distributions paid from:		
Ordinary Income	$493,892	$517,350
Long-term capital gain	$ 0	$ 0
	$493,892	$517,350

Money Market Fund:

Distributions paid from:

Ordinary Income	$184,429	$664,781
Long-term capital gain	$ 0	$ 0
	$184,429	$664,781

The tax components of capital represent distribution requirements the Funds must satisfy under the income tax regulations and losses or tax deductions the Funds may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. The capital loss carryovers for Government Securities Fund expire between December 31, 2004 and December 31, 2008. Net capital loss carryovers utilized during 2003 by the Government Securities Fund amounted to $222,778. The capital loss carryovers for Money Market Fund expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Undistributed Ordinary Income	$ 296	$ 27,331
Accumulated Capital Losses	$ 204,196	$ 19,433
Federal Tax Cost	$12,038,914	$44,568,420
Gross Tax Appreciation of Investments	$ 608,269	$ 0
Gross Tax Depreciation of Investments	$ (32,201)	$ 0
Net Tax Appreciation	$ 576,068	$ 0

4. Capital Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Government Securities Fund—Class F:				
Sold	330,747	$ 3,348,390	771,488	$ 7,564,081
Dividends or Distributions				
Reinvested	45,955	$ 466,139	49,466	$ 485,777
Redeemed	(605,978)	$ (6,141,865)	(568,897)	$ (5,538,614)
Net Increase (Decrease)	**(229,276)**	**$ (2,327,336)**	**252,057**	**$ 2,511,244**
Money Market Fund—Class F:				
Sold	15,049,068	$ 15,049,068	32,907,034	$ 32,908,230
Dividends or Distributions				
Reinvested	179,077	$ 179,077	640,894	$ 640,894
Redeemed	(30,220,212)	$(30,220,212)	(49,391,268)	$ (49,391,268)
Net Decrease	**(14,992,067)**	**$(14,992,067)**	**(15,843,340)**	**$(15,842,144)**

5. Investment Transactions

Purchases and sales of long-term U.S. government obligations for the year ended December 31, 2003 were $6,781,818 and $7,996,860, respectively, for Government Securities Fund.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Funds did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Funds believe they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (two of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Funds") at December 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Funds from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the period ended December 31, 2003, 0.00% qualified for the dividends received deduction available to the Funds' corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Funds designated 0% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

Dreyfus Founders Funds
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Funds and their directors is available in the Funds' Statement of Additional Information, which can be obtained free of charge by contacting the Funds.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-GMM-03

Dreyfus Founders Growth Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

T ABLE OF C ONTENTS

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.


• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value


MANAGEMENT OVERVIEW



*A discussion with portfolio
manager John B. Jares, CFA*

**How did the Fund perform relative to its benchmark
for the 12-month period ended December 31, 2003?**
Although the beginning of the year was shadowed by uncertainty over
a war in Iraq, investor confidence in the equity markets soon strengthened
as a conclusion to the Iraqi conflict and an improving economy increased
the appetite for less-defensive investment vehicles. Dreyfus Founders Growth
Fund fared well during the period compared to its large-capitalization growth
benchmark, the Russell 1000 Growth Index, which returned 29.75% for
the period.

**In what broad economic and market
environment did the Fund perform in 2003?**
The reporting period began in a market slump, with the uncertainty over
a war in Iraq weighing heavily on investor confidence. Falling equity prices
and continuing corporate malfeasance also goaded investors into looking
for less risky, more defensive securities in which to invest.

However, the second quarter of the year saw markets and the economy
begin their upswing, primarily driven by the conclusion to major hostilities
in Iraq and a renewed sense of
confidence in the U.S.'s war on
terror. Although economic statistics
supplied by government and other
organizations continued to show

> *"The improving economic
> environment laid the
> background for the positive
> performance achieved by
> the Fund during the period."*

Performance Highlights

- Although some domestic economic concerns still existed at year's end, primarily the weak U.S. dollar and sluggish job growth numbers, expectations that these may continue to recover in 2004 remained strong.

- Some of the most compelling growth and investment opportunities were found in the consumer discretionary and consumer staples sectors, which benefited from an increase in consumer spending.

- While poor stock selection in the technology sector was a drag on overall performance, a few select stocks in this sector positively contributed to Fund performance.

- Cash was relatively high, averaging 8.25% for the year, negatively impacting the Fund's return in the strong market environment.

mixed results, investors' renewed confidence in equity markets, the pace of economic growth and falling interest rates drew investors' attention toward less-defensive vehicles.

The domestic market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. Consumer spending was high, especially in the housing and automobile markets. Capital spending also appeared to strengthen. Productivity beat expectations during the year, and real gross domestic product (GDP) increased at an annual rate of 8.2% in the third quarter. And although some domestic economic concerns still existed at year's end, primarily the weak U.S. dollar and sluggish job growth numbers, expectations that these may continue to recover in 2004 remained strong.

**What management decisions positively
impacted Fund performance for the period?**

This improving economic environment laid the background for the positive
performance achieved by the Fund during the period. Relative performance
was driven by strong stock selection in several sectors.

The healthcare sector was the largest contributor to the Fund's relative
performance, driven by its underweight position versus the benchmark.
Although specific healthcare holdings performed poorly, as discussed
below, stock selection in this sector had an overall positive effect on
Fund performance for the period.

Some of the most compelling growth and investment opportunities
were found in the consumer discretionary and consumer staples sectors.
The increase in consumer confidence, and therefore, consumer spending,
drove performance in these sectors. Strong stock selection also buoyed
overall performance with names such as **Best Buy Company, Inc.**, **Royal
Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc**. Solid
execution and market share gains from primary competitors drove Best
Buy's annual performance. The company also benefited from a recovery in
consumer spending, and some desirable new product cycles such as digital

Largest Equity Holdings (ticker symbol)	
1. SPDR Trust Series 1 (SPY)	5.70%
2. General Electric Company (GE)	3.99%
3. Microsoft Corporation (MSFT)	2.75%
4. Estée Lauder Companies, Inc. (EL)	2.51%
5. Royal Caribbean Cruises Limited (RCL)	2.42%
6. Intel Corporation (INTC)	2.18%
7. MBNA Corporation (KRB)	2.10%
8. Wells Fargo & Company (WFC)	2.04%
9. Maxim Integrated Products, Inc. (MXIM)	2.02%
10. Cendant Corporation (CD)	1.98%

Portfolio holdings are subject to change, and should not be construed as a recommendation
of any security.

photography and HDTV. Performance by Royal Caribbean Cruises, one of the Fund's largest holdings, was spurred by an improvement in demand for leisure travel, solid execution and excellent product positioning. Estée Lauder posted better than expected revenue and earnings growth as the company benefited from a rebound in high-end consumer demand in the United States and abroad.



Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

While poor stock selection in the technology sector was a drag on overall Fund performance, a few select individual stocks in this sector positively contributed to the Fund's performance, such as **Intel Corporation**, **VERITAS Software Corporation**, and **Cisco Systems, Inc**. Intel benefited from robust demand for personal computers driven primarily by consumers, while Cisco Systems gained from both product introductions as well as a rebound in enterprise spending on networking equipment.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	23.61%	—	—	(16.83%)
Without sales charge	31.23%	—	—	(15.59%)
Class B Shares (12/31/99)				
With redemption*	26.14%	—	—	(16.71%)
Without redemption	30.14%	—	—	(16.19%)
Class C Shares (12/31/99)				
With redemption**	29.04%	—	—	(16.24%)
Without redemption	30.04%	—	—	(16.24%)
Class F Shares (1/5/62)	31.42%	(6.65%)	6.29%	N/A
Class R Shares (12/31/99)	31.87%	—	—	(15.39%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	24.57%	—	—	(17.22%)
Without sales charge	30.40%	—	—	(16.26%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's one-year performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

The least compelling area for investment in 2003 was in the long distance and local telephone industries within the telecommunications sector. These industries continued to present lackluster performance during the year, so the Fund limited exposure to this sector, reducing the potential negative impact.

**What management decisions hindered
Fund performance during the year?**
As mentioned above, poor stock selection in the technology sector dampened the Fund's relative performance, with such names as BMC Software, Inc., a provider of e-business systems management software, which exhibited sluggish sales trends for its software products during most of 2003, and revised earnings expectations lower.



Portfolio Composition

27.76% Information Technology
19.15% Consumer Discretionary
11.64% Industrials
11.29% Financials
8.47% Healthcare
7.49% Consumer Staples
1.90% Materials
1.67% Energy
0.84% Utilities
0.78% Telecommunications Services
5.70% Other
3.31% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additional underperformers in the portfolio included **Kohl's Corporation**, Medimmune, Inc., and Delta Air Lines, Inc. Kohl's, an operator of specialty department stores, posted sluggish sales trends and lower margins as consumers shifted spending to other retailers. Medimmune, a biotechnology company, saw its stock price drop slightly as the launch of the company's new product, the nasal flu vaccine FluMist, proved to be disappointing. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor demand for the product.

The Fund's cash position, which averaged 8.25% for the year, hampered returns the Fund might have otherwise seen in the strong market environment.

In 2004, we will continue to evaluate stocks one by one. Our research-driven approach includes extensive financial modeling and frequent interaction with company management. We will continue to seek out companies we believe have the potential to grow faster than market expectations.

John B. Jares, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–90.1%

Aerospace & Defense–1.1%
31,525	General Dynamics Corporation	$ 2,849,535
58,550	Lockheed Martin Corporation	3,009,470
		5,859,005

Airlines–0.9%
186,700	AMR Corporation*	2,417,765
183,760	Northwest Airlines Corporation Class A*	2,319,051
		4,736,816

Aluminum–1.1%
144,950	Alcoa, Inc.	5,508,100

Apparel Retail–0.7%
146,175	Gap, Inc.	3,392,722

Application Software–0.6%
139,725	PeopleSoft, Inc.*	3,185,730

Asset Management & Custody Banks–0.9%
158,050	SEI Investments Company	4,815,784

Biotechnology–2.6%
62,735	Amgen, Inc.*	3,877,023
161,475	Gilead Sciences, Inc.*	9,388,157
		13,265,180

Broadcasting & Cable TV–2.4%
33,150	Clear Channel Communications, Inc.	1,552,415
161,583	Comcast Corporation Special Class A*	5,054,316
162,900	Cox Communications, Inc. Class A*	5,611,905
		12,218,636

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Casinos & Gaming–0.9%
| 100,350 | Mandalay Resort Group .... | $ 4,487,652 |

Communications Equipment–1.9%
| 391,905 | Cisco Systems, Inc.* .... | 9,519,372 |

Computer & Electronics Retail–0.7%
| 71,625 | Best Buy Company, Inc. .... | 3,741,690 |

Computer Hardware–1.8%
| 100,250 | International Business Machines Corporation .... | 9,291,170 |

Computer Storage & Peripherals–0.9%
| 353,075 | EMC Corporation* .... | 4,561,729 |

Consumer Finance–2.1%
| 436,713 | MBNA Corporation .... | 10,852,318 |

Data Processing & Outsourced Services–1.3%
| 165,370 | Fiserv, Inc.* .... | 6,533,769 |

Department Stores–1.8%
73,500	Kohl's Corporation*	3,303,090
77,650	Nordstrom, Inc.	2,663,395
71,825	Sears Roebuck & Company	3,267,319
		9,233,804

Diversified Banks–3.5%
23,300	Bank of America Corporation	1,874,019
125,350	Bank One Corporation	5,714,707
178,275	Wells Fargo & Company	10,498,615
		18,087,341

Diversified Commercial Services–2.0%
| 457,350 | Cendant Corporation* .... | 10,185,185 |

Drug Retail–1.6%
| 225,175 | Walgreen Company .... | 8,191,867 |

Electronic Equipment Manufacturers–0.3%
| 49,450 | Agilent Technologies, Inc.* .... | 1,445,918 |

Exchange Traded Funds–5.7%
| 264,225 | SPDR Trust Series 1 .... | 29,405,600 |

Food Retail–0.6%
| 132,850 | Safeway, Inc.* .... | 2,910,744 |

Gas Utilities–0.8%
| 73,575 | Kinder Morgan, Inc. .... | 4,348,283 |

Gold–0.8%
| 88,700 | Newmont Mining Corporation .... | 4,311,707 |

Healthcare Equipment–0.5%
| 67,200 | Boston Scientific Corporation* .... | 2,470,272 |

* Non-income producing.
  SPDR - Standard and Poor's Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Home Improvement Retail–1.3%		
191,675	Home Depot, Inc.	$ 6,802,546
Hotels, Resorts & Cruise Lines–1.1%		
135,850	Carnival Corporation	5,397,321
Household Products–1.3%		
64,650	Procter & Gamble Company	6,457,242
Hypermarkets & Super Centers–0.5%		
50,046	Wal-Mart Stores, Inc.	2,654,940
Industrial Conglomerates–4.6%		
38,250	3M Company	3,252,398
663,509	General Electric Company	20,555,509
		23,807,907
Industrial Machinery–0.6%		
38,900	Illinois Tool Works, Inc.	3,264,099
Integrated Oil & Gas–0.5%		
66,375	Exxon Mobil Corporation	2,721,375
Investment Banking & Brokerage–2.3%		
370,425	Charles Schwab Corporation	4,385,832
52,150	Goldman Sachs Group, Inc.	5,148,770
40,825	Morgan Stanley	2,362,543
		11,897,145
Leisure Facilities–2.4%		
358,300	Royal Caribbean Cruises Limited	12,465,257
Movies & Entertainment–4.7%		
497,200	Time Warner, Inc.*	8,944,628
145,971	Viacom, Inc. Class B	6,478,193
375,700	Walt Disney Company	8,765,081
		24,187,902
Multi-Line Insurance–1.1%		
85,424	American International Group, Inc.	5,661,903
Oil & Gas Drilling–0.2%		
49,800	GlobalSantaFe Corporation	1,236,534
Oil & Gas Equipment & Services–0.9%		
111,750	Smith International, Inc.*	4,639,860
Other Diversified Financial Services–1.3%		
141,717	Citigroup, Inc.	6,878,943
Personal Products–2.5%		
329,903	Estée Lauder Companies, Inc. Class A	12,951,992
Pharmaceuticals–4.2%		
109,875	Johnson & Johnson	5,676,143
62,850	Merck & Company, Inc.	2,903,670

Shares		Market Value
210,213	Pfizer, Inc.	$ 7,426,825
139,125	Wyeth	5,905,856
		21,912,494

Publishing–1.7%

67,975	Gannett Company, Inc.	6,060,651
56,125	Tribune Company	2,896,050
		8,956,701

Railroads–1.8%

130,375	Union Pacific Corporation	9,058,455

Semiconductor Equipment–1.5%

79,650	KLA-Tencor Corporation*	4,673,066
73,650	Novellus Systems, Inc.*	3,096,983
		7,770,049

Semiconductors–8.2%

49,825	Broadcom Corporation*	1,698,534
349,026	Intel Corporation	11,238,637
233,450	Linear Technology Corporation	9,821,242
209,375	Maxim Integrated Products, Inc.	10,426,875
241,225	Xilinx, Inc.*	9,345,057
		42,530,345

Soft Drinks–1.1%

107,550	Coca-Cola Company	5,458,163

Specialty Stores–1.5%

107,575	Staples, Inc.*	2,936,798
109,225	Tiffany & Company	4,936,970
		7,873,768

Systems Software–6.5%

45,750	Adobe Systems, Inc.	1,797,975
515,101	Microsoft Corporation	14,185,882
657,300	Oracle Corporation*	8,676,360
231,635	VERITAS Software Corporation*	8,607,557
		33,267,774

Wireless Telecommunication Services–0.8%

142,650	Nextel Communications, Inc.*	4,002,759

Total Common Stocks (Domestic)
(Cost–$404,092,957) .... | 464,415,868 |

Common Stocks (Foreign)–6.6%

Application Software–1.7%

214,775	SAP AG Sponsored ADR (GE)	8,926,049

* Non-income producing.
  ADR - American Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Communications Equipment–1.0%		
311,500	Nokia Oyj Sponsored ADR (FI)	$ 5,295,500
IT Consulting & Other Services–1.1%		
219,550	Accenture Limited Class A ADR (BD)*	5,778,556
Pharmaceuticals–1.2%		
105,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	6,005,589
Railroads–0.6%		
49,450	Canadian National Railway Company (CA)	3,129,196
Semiconductor Equipment–0.7%		
175,750	ASM Lithography Holding NV NY Shares (NE)*	3,523,788
Semiconductors–0.3%		
39,875	Marvell Technology Group Limited (BD)*	1,512,459
Total Common Stocks (Foreign)		
(Cost–$25,637,871)		34,171,137

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–7.2%		
$37,300,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 37,299,223
Total U.S. Agency Discount Notes		
(Amortized Cost–$37,299,223)		37,299,223
Total Investments–103.9%		
(Total Cost–$467,030,051)		535,886,228
Other Assets and Liabilities–(3.9%)		(20,243,028)
Net Assets–100.0%		$ 515,643,200

* *Non-income producing.*
  ADR - American Depositary Receipt.
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 467,030,051
Investment securities, at market	535,886,228
Cash	2,334,837
Receivables:	
Investment securities sold	8,048,394
Capital shares sold	251,798
Dividends	654,801
Other assets	41,116
Total Assets	547,217,174

Liabilities

Payables and other liabilities:	
Investment securities purchased	15,388,864
Capital shares redeemed	15,008,523
Advisory fees	330,906
Shareholder servicing fees	42,522
Accounting fees	26,375
Distribution fees	149,706
Transfer agency fees	157,337
Custodian fees	277
Other	469,464
Total Liabilities	31,573,974
Net Assets	$ 515,643,200

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,231,743,673
Accumulated net investment loss	(112,853)
Accumulated net realized loss from security transactions	(784,843,797)
Net unrealized appreciation on investments	68,856,177
Total	$ 515,643,200

See notes to financial statements.

Net Assets—Class A	$	6,451,732
Shares Outstanding—Class A		659,072
Net Asset Value, Redemption Price Per Share	$	9.79
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.39
Net Assets—Class B	$	13,663,686
Shares Outstanding—Class B		1,438,402
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.50
Net Assets—Class C	$	1,774,021
Shares Outstanding—Class C		187,106
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.48
Net Assets—Class F	$	484,741,916
Shares Outstanding—Class F		49,336,777
Net Asset Value, Offering and Redemption Price Per Share	$	9.83
Net Assets—Class R	$	8,792,325
Shares Outstanding—Class R		888,576
Net Asset Value, Offering and Redemption Price Per Share	$	9.89
Net Assets—Class T	$	219,520
Shares Outstanding—Class T		23,146
Net Asset Value, Redemption Price Per Share	$	9.48
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	9.93

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 4,905,554
Interest	437,534
Foreign taxes withheld	(12,027)
Total Investment Income	5,331,061

Expenses:

Advisory fees—Note 2	3,724,570
Shareholder servicing fees—Note 2	527,087
Accounting fees—Note 2	297,719
Distribution fees—Note 2	1,293,046
Transfer agency fees—Note 2	962,560
Registration fees	69,290
Postage and mailing expenses	119,941
Custodian fees and expenses—Note 2	12,862
Printing expenses	107,734
Legal and audit fees	94,239
Directors' fees and expenses—Note 2	115,828
Other expenses	182,718
Total Expenses	7,507,594
Earnings Credits	(6,482)
Waived Expenses	(3,051)
Expense Offset to Broker Commissions	(4,225)
Net Expenses	7,493,836
Net Investment Loss	(2,162,775)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on Security Transactions	16,581,469
Net Change in Unrealized Appreciation/Depreciation of Investments	122,368,802
Net Realized and Unrealized Gain	138,950,271
Net Increase in Net Assets Resulting from Operations	$136,787,496

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (2,162,775)	$ (3,186,435)
Net Realized Gain (Loss)	16,581,469	(161,500,183)
Net Change in Unrealized Appreciation / Depreciation	122,368,802	(56,838,030)
Net Increase (Decrease) in Net Assets Resulting from Operations	136,787,496	(221,524,648)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(258,678)	(439,145)
Class B	(1,223,196)	(2,574,883)
Class C	(166,651)	(656,249)
Class F	(88,319,324)	(210,452,943)
Class R	2,736,606	3,376,685
Class T	(41,579)	(271,640)
Net Decrease from Capital Share Transactions	(87,272,822)	(211,018,175)
Net Increase (Decrease) in Net Assets	49,514,674	(432,542,823)
Net Assets		
Beginning of year	$466,128,526	$ 898,671,349
End of year (including accumulated net investment loss of $112,853 and $0, respectively)	$515,643,200	$ 466,128,526

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 7.46	$ 10.53	$ 14.02	$ 23.88
Income from investment operations:				
Net investment loss	(0.06)	(0.06)	(0.05)	(0.05)
Net realized and unrealized gains				
(losses) on securities	2.39	(3.01)	(3.44)	(6.39)
Total from investment				
operations	2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.79	$ 7.46	$ 10.53	$ 14.02
Total return*	31.23%	(29.15%)	(24.89%)	(27.30%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$6,452	$ 5,149	$ 7,795	$ 8,655
Net expenses to average net assets#	1.66%	1.48%	1.20%	1.05%
Gross expenses to average net assets#	1.66%	1.48%	1.21%	1.08%
Net investment loss to average				
net assets	(0.59%)	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.30	$ 10.38	$ 13.91	$ 23.88
Income from investment operations:				
Net investment loss	(0.17)	(0.18)	(0.13)	(0.11)
Net realized and unrealized gains				
(losses) on securities	2.37	(2.90)	(3.40)	(6.44)
Total from investment				
operations	2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.50	$ 7.30	$ 10.38	$ 13.91
Total return*	30.14%	(29.67%)	(25.38%)	(27.77%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$13,664	$11,603	$19,829	$25,359
Net expenses to average net assets#	2.48%	2.22%	1.92%	1.80%
Gross expenses to average net assets#	2.48%	2.22%	1.93%	1.82%
Net investment loss to				
average net assets	(1.41%)	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	124%	139%	152%	182%

---

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.29	$ 10.36	$ 13.92	$ 23.88
Income from investment operations:				
Net investment loss	(0.19)	(0.26)	(0.18)	(0.10)
Net realized and unrealized gains				
(losses) on securities	2.38	(2.81)	(3.38)	(6.44)
Total from investment				
operations	2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.48	$ 7.29	$ 10.36	$ 13.92
Total return*	30.04%	(29.63%)	(25.58%)	(27.72%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,774	$ 1,528	$ 2,979	$ 4,384
Net expenses to average net assets#	2.49%	2.37%	2.10%	1.80%
Gross expenses to average net assets#	2.49%	2.37%	2.11%	1.82%
Net investment loss to				
average net assets	(1.42%)	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year ...	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41
Income from investment operations:					
Net investment loss	(0.17)	(0.22)	(0.15)	(0.21)	(0.09)
Net realized and unrealized					
gains (losses) on securities ..	2.52	(2.83)	(3.35)	(6.21)	7.73
Total from investment operations	2.35	(3.05)	(3.50)	(6.42)	7.64
Less dividends and distributions:					
From net investment income ...	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	(3.42)	(4.18)
Total distributions	0.00	0.00	0.00	(3.42)	(4.18)
Net Asset Value, end of year	$ 9.83	$ 7.48	$ 10.53	$ 14.03	$ 23.87
Total return	31.42%	(28.96%)	(24.95%)	(27.23%)	39.06%
Ratios/Supplemental Data					
Net assets, end of year (000s) ...	$484,742	$443,307	$865,425	$1,441,466	$3,323,606
Net expenses to average net assets#	1.47%	1.37%	1.30%	1.06%	1.08%
Gross expenses to average net assets#	1.47%	1.38%	1.31%	1.07%	1.09%
Net investment loss to average net assets	(0.41%)	(0.46%)	(0.58%)	(0.58%)	(0.47%)
Portfolio turnover rate@	124%	139%	152%	182%	117%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.50	$ 10.57	$ 14.07	$ 23.88
Income from investment operations:				
Net investment income (loss)	0.01	0.01	(0.02)	(0.02)
Net realized and unrealized gains				
(losses) on securities	2.38	(3.08)	(3.48)	(6.37)
Total from investment				
operations	2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.89	$ 7.50	$ 10.57	$ 14.07
Total return	31.87%	(29.04%)	(24.88%)	(27.08%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$8,792	$ 4,333	$ 2,023	$ 9
Net expenses to average net assets#	1.13%	1.30%	1.46%	0.79%
Gross expenses to average net assets#	1.13%	1.30%	1.46%	0.82%
Net investment income (loss) to				
average net assets	(0.04%)	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	124%	139%	152%	182%

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.27	$ 10.38	$ 14.00	$ 23.88
Income from investment operations:				
Net investment loss	(0.30)	(0.56)	(0.19)	(0.09)
Net realized and unrealized gains				
(losses) on securities	2.51	(2.55)	(3.43)	(6.37)
Total from investment				
operations	2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.48	$ 7.27	$ 10.38	$ 14.00
Total return*	30.40%	(29.96%)	(25.86%)	(27.38%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 220	$ 208	$ 621	$ 802
Net expenses to average net assets#	2.22%	2.78%	2.55%	1.29%
Gross expenses to average net assets#	2.22%	2.78%	2.56%	1.32%
Net investment loss to				
average net assets	(1.15%)	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
December 31, 2003

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Notes to Financial Statements
(continued)

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $306,950 and $169,884, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $212,499 and $67,909, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$20,202
Class B	$52,395
Class C	$ 6,820
Class R	$ 4,612
Class T	$ 1,298

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $1,186,649 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$14,458
Class B	$93,926	$31,309
Class C	$11,977	$ 3,992
Class T	$ 494	$ 494

During the year ended December 31, 2003, DSC retained $622 and $19 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $37,121 and $80 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Notes to Financial Statements
(continued)

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $3,051. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions,

net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$2,049,922	$0	$(2,049,922)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $19,881,060.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$766,225,012
Post-October Capital Loss Deferral	$ 5,914,879
Federal Tax Cost	$479,733,957
Gross Tax Appreciation of Investments	$ 65,953,511
Gross Tax Depreciation of Investments	$ (9,801,240)
Net Tax Appreciation	$ 56,152,271

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	102,390	$ 863,766	176,909	$ 1,575,474
Issued in Connection with				
Acquisition...............	0	$ 0	8,437	$ 83,443
Redeemed	(133,313)	$ (1,122,444)	(235,763)	$ (2,098,062)
Net Decrease	**(30,923)**	**$ (258,678)**	**(50,417)**	**$ (439,145)**
Class B				
Sold	95,258	$ 810,696	117,855	$ 1,071,298
Issued in Connection with				
Acquisition...............	0	$ 0	30,576	$ 297,814
Redeemed	(245,915)	$ (2,033,892)	(469,578)	$ (3,943,995)
Net Decrease	**(150,657)**	**$ (1,223,196)**	**(321,147)**	**$ (2,574,883)**
Class C				
Sold	22,136	$ 191,985	19,428	$ 176,384
Issued in Connection with				
Acquisition	0	$ 0	3,774	$ 36,681
Redeemed	(44,718)	$ (358,636)	(100,964)	$ (869,314)
Net Decrease	**(22,582)**	**$ (166,651)**	**(77,762)**	**$ (656,249)**
Class F				
Sold	5,549,619	$ 46,590,327	6,324,146	$ 57,283,483
Issued in Connection with				
Acquisition...............	0	$ 0	162,005	$ 1,602,235
Redeemed	(15,507,433)	$(134,909,651)	(29,363,216)	$(269,338,661)
Net Decrease	**(9,957,814)**	**$(88,319,324)**	**(22,877,065)**	**$(210,452,943)**
Class R				
Sold	388,827	$ 3,417,348	440,296	$ 3,853,596
Issued in Connection with				
Acquisition...............	0	$ 0	48	$ 475
Redeemed	(77,669)	$ (680,742)	(54,408)	$ (477,386)
Net Increase	**311,158**	**$ 2,736,606**	**385,936**	**$ 3,376,685**
Class T				
Sold	856	$ 6,961	1,782	$ 16,192
Issued in Connection with				
Acquisition...............	0	$ 0	791	$ 7,690
Redeemed	(6,333)	$ (48,540)	(33,797)	$ (295,522)
Net Decrease	**(5,477)**	**$ (41,579)**	**(31,224)**	**$ (271,640)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $565,669,867 and $625,074,961, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Acquisition of Dreyfus Founders Focus Fund

On February 22, 2002, the Fund acquired all the net assets of Dreyfus Founders Focus Fund ("Focus") pursuant to a plan of reorganization approved by Focus shareholders on February 15, 2002. The acquisition was accomplished by a tax-free exchange of Class A, Class B, Class C, Class F, Class R, and Class T shares of the Fund in the amount of 8,437, 30,576, 3,774, 162,005, 48, and 791 shares, respectively, (valued at $83,443, $297,814, $36,681, $1,602,235, $475, and $7,690, respectively) for the 14,562, 52,804, 6,515, 279,701, 80, and 1,328 Focus Class A, Class B, Class C, Class F, Class R, and Class T shares outstanding, respectively, on February 22, 2002. Focus' net assets on that date, $2,028,338, including $145,042 of unrealized depreciation, were combined with those of the Fund. The aggregate net assets of the Fund and Focus immediately before the acquisition were $808,857,376 and $2,028,338, respectively.

8. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

Dreyfus Founders Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-GRO-03

Dreyfus Founders Growth and Income Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

The year saw equity markets reinvigorated as uncertainty and an appetite for lower-risk investments soon gave way to confidence and heightened expectations in the domestic economy. Dreyfus Founders Growth and Income Fund fared well during the period when compared to its benchmark, the Standard & Poor's 500 Index, which posted a return of 28.68%.

In what broad economic and market environment did the Fund perform in 2003?

2003 began sluggishly with falling equity prices, uncertainty over the possible war in Iraq and continuing corporate malfeasance stunting confidence in the equity markets as investors searched for lower risk, more defensive securities in which to invest.

However, by the second quarter of the year, the market experienced an upswing, spurred by the easing of the uncertainty surrounding the hostilities in Iraq. Although economic statistics supplied by the government and other organizations continued to show mixed results, investors' renewed confidence

> *"It was in the consumer discretionary and consumer staples sectors where we found the most compelling growth and investment opportunities."*

Performance Highlights

- By the second quarter of the year, the market experienced an upswing that continued throughout the year, spurred by the initiation and successful conclusion to major hostilities in Iraq.

- Relative performance was driven by Fund holdings in the technology, consumer staples and consumer discretionary sectors as well as favorable stock selection and overweight positions in select sectors versus the benchmark.

- An infusion of consumer capital, driven by the improving economy, bolstered the consumer discretionary sector's performance. Paired with the Fund's relative overweight position and strong stock selection in this sector, this helped boost Fund returns.

- Weak stock selection in the information technology sector and the Fund's cash position detracted from overall Fund performance during the year.

in equity markets, the pace of economic growth and falling interest rates drew investors' attention toward less-defensive vehicles and back to the equity market.

The market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. And although some weights on the economic recovery still existed during the year, expectations that these may continue to ease in the coming year remained strong.

What management decisions positively impacted Fund performance for the period?

The Fund was able to take advantage of the improving economic environment during the twelve months ended December 31. It was in the consumer discretionary and consumer staples sectors where we found some of the most compelling growth and investment opportunities. An infusion of consumer capital, driven by the improving economy, bolstered the performance of these sectors. Strong stock selection buoyed overall Fund performance with names such as **Best Buy Company, Inc.**, **Royal Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc.** Best Buy's success was driven by solid execution and market share gains from primary competitors like Circuit City, Tweeter and Ultimate Electronics. An improvement in consumer spending also helped company performance as new product cycles such as HDTV and digital photography sparked consumer interest. One of the Fund's largest holdings during the period, Royal Caribbean's performance was helped by an increase in demand for leisure travel, solid execution and excellent product positioning. Estée Lauder posted better-than-expected revenue and earnings growth as the company benefited from a rebound in high-end consumer demand in the United States and abroad.

The healthcare sector was the second largest contributor to the Fund's relative performance. Although a few specific healthcare holdings underperformed during the period, strong stock selection paired with an underweight position versus the benchmark had a positive effect on the Fund's relative return.

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	5.22%
2.	General Electric Company (GE)	3.75%
3.	Estée Lauder Companies, Inc. (EL)	2.30%
4.	Royal Caribbean Cruises Limited (RCL)	2.28%
5.	Microsoft Corporation (MSFT)	2.07%
6.	MBNA Corporation (KRB)	1.98%
7.	Maxim Integrated Products, Inc. (MXIM)	1.94%
8.	Nordstrom, Inc. (JWN)	1.86%
9.	Wells Fargo & Company (WFC)	1.84%
10.	Linear Technology Corporation (LLTC)	1.84%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Several stock picks within the technology sector also favorably impacted performance. Notable among these strong performers are names such as **Intel Corporation**, **VERITAS Software Corporation**, and **Cisco Systems, Inc**. Intel benefited from robust demand for personal computers driven primarily by consumers. VERITAS Software posted excellent revenue



Growth of $10,000 Investment

■ **Dreyfus Founders Growth and Income Fund-Class F**
■ **S&P 500 Index**

$28,563

$16,896

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

and earnings growth as business enterprise spending on storage-related software rebounded from 2002's very low levels. Cisco Systems gained from both a rebound in enterprise spending on networking equipment as well as recent product introductions.

The least compelling area for investment in 2003 was in the long distance and local telephone industries within the telecommunications sector. These industries continued to present lackluster performance during the year, so the Fund limited its exposure to this sector, reducing the potential negative impact.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	23.01%	—	—	(12.05%)
Without sales charge	30.52%	—	—	(10.75%)
Class B Shares (12/31/99)				
With redemption*	25.41%	—	—	(11.80%)
Without redemption	29.41%	—	—	(11.17%)
Class C Shares (12/31/99)				
With redemption**	28.34%	—	—	(11.58%)
Without redemption	29.34%	—	—	(11.58%)
Class F Shares (7/5/38)	30.67%	(5.73%)	5.39%	N/A
Class R Shares (12/31/99)	30.55%	—	—	(10.55%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	23.38%	—	—	(12.30%)
Without sales charge	29.20%	—	—	(11.28%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What management decisions hindered performance during the year?

Weak stock selection in the strong-performing technology sector detracted from overall Fund performance during the year. BMC Software, Inc., a provider of e-business systems management software, exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower. By the end of the year the company began to see better trends, however the Fund had sold the stock before this uptick in sales. Other negative contributors to Fund performance included **Kohl's Corporation**, an operator of specialty department stores, which posted lackluster sales and lower margins as consumers shifted spending to other, higher-end retailers. Biotechnology company, Medimmune, Inc. saw its stock price move lower as the company's nasal flu vaccine, FluMist, proved a disappointing product launch. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor



Portfolio Composition

23.59% Information Technology
19.84% Consumer Discretionary
10.82% Industrials
9.55% Financials
7.83% Healthcare
6.89% Consumer Staples
3.81% Energy
1.79% Materials
1.66% Telecommunications Services
5.22% Other
9.00% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

demand for the product. **Wyeth**, which partnered with Medimmune on the launch of FluMist, also suffered poor stock price performance driven by continued concern over diet drug litigation and the general lackluster performance experienced by most large pharmaceutical companies.

Our management of the Fund continued to be driven primarily by our bottom-up intensive research approach rather than macro-economic events. However, a relatively high cash position in the first two months of the year helped buffer the decline experienced in equity prices. A lowering of the Fund's cash position in early March helped Fund performance as the commencement of the war in Iraq sparked the rally in stock prices.

Even after this reduction, however, the Fund's cash position, which averaged 7.84% for the year, hampered returns the Fund might have otherwise seen in the strong market environment.

An underweight position in the financials sector impeded Fund performance for the year. Although some strong stock selection within this sector helped reduce the negative effect that allocation had on performance, it was not enough to counter-balance the overall negative impact.

Weak stock selection and an overweight position in the energy sector also dampened the Fund's relative performance over the 12-month period.

As we move forward into 2004, our overall strategy remains unchanged. We will continue to rely upon our bottom-up, fundamental-based intensive research approach to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

John B. Jares, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
December 31, 2003

Shares		Market Value
Common Stocks (Domestic)–84.9%		
Aerospace & Defense–1.0%		
13,375	General Dynamics Corporation	$ 1,208,959
24,850	Lockheed Martin Corporation	1,277,290
		2,486,249
Airlines–0.9%		
80,575	AMR Corporation*	1,043,446
79,400	Northwest Airlines Corporation Class A*	1,002,028
		2,045,474
Aluminum–1.0%		
60,950	Alcoa, Inc.	2,316,100
Apparel Retail–0.6%		
62,050	Gap, Inc.	1,440,181
Application Software–0.6%		
58,650	PeopleSoft, Inc.*	1,337,220
Asset Management & Custody Banks–0.9%		
67,450	SEI Investments Company	2,055,202
Biotechnology–2.5%		
26,810	Amgen, Inc.*	1,656,858
71,200	Gilead Sciences, Inc.*	4,139,568
		5,796,426
Broadcasting & Cable TV–2.2%		
13,950	Clear Channel Communications, Inc.	653,279
68,550	Comcast Corporation Special Class A*	2,144,244
72,050	Cox Communications, Inc. Class A*	2,482,123
		5,279,646
Casinos & Gaming–0.8%		
43,125	Mandalay Resort Group	1,928,550

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Communications Equipment–1.7%

166,038	Cisco Systems, Inc.*	$ 4,033,063

Computer & Electronics Retail–0.7%

31,424	Best Buy Company, Inc.	1,641,590

Computer Hardware–1.7%

42,175	International Business Machines Corporation	3,908,779

Computer Storage & Peripherals–0.9%

156,175	EMC Corporation*	2,017,781

Consumer Finance–2.0%

188,456	MBNA Corporation	4,683,132

Data Processing & Outsourced Services–1.1%

68,875	Fiserv, Inc.*	2,721,251

Department Stores–3.1%

31,600	Kohl's Corporation*	1,420,104
128,516	Nordstrom, Inc.	4,408,099
31,000	Sears Roebuck & Company	1,410,190
		7,238,393

Diversified Banks–3.2%

10,325	Bank of America Corporation	830,440
53,575	Bank One Corporation	2,442,484
74,075	Wells Fargo & Company	4,362,277
		7,635,201

Diversified Commercial Services–1.8%

191,925	Cendant Corporation*	4,274,170

Drug Retail–1.5%

96,800	Walgreen Company	3,521,584

Exchange Traded Funds–5.2%

110,950	SPDR Trust Series 1	12,347,626

Food Retail–0.5%

57,100	Safeway, Inc.*	1,251,061

Gold–0.8%

39,225	Newmont Mining Corporation	1,906,727

Healthcare Equipment–0.4%

28,500	Boston Scientific Corporation*	1,047,660

Home Improvement Retail–1.2%

78,525	Home Depot, Inc.	2,786,852

Hotels, Resorts & Cruise Lines–1.7%

60,100	Carnival Corporation	2,387,773
44,175	Starwood Hotels & Resorts Worldwide, Inc.	1,588,975
		3,976,748

* Non-income producing.
SPDR - Standard and Poor's Depositary Receipt
See notes to financial statements.

Shares		Market Value
Household Products–1.1%		
26,550	Procter & Gamble Company	$ 2,651,814
Hypermarkets & Super Centers–0.5%		
22,000	Wal-Mart Stores, Inc.	1,167,100
Industrial Conglomerates–4.3%		
15,900	3M Company	1,351,977
286,700	General Electric Company	8,881,966
		10,233,943
Industrial Machinery–0.6%		
16,075	Illinois Tool Works, Inc.	1,348,853
Integrated Oil & Gas–1.8%		
105,116	Exxon Mobil Corporation	4,309,756
Integrated Telecommunication Services–0.9%		
64,225	Verizon Communications, Inc.	2,253,013
Investment Banking & Brokerage–1.3%		
163,850	Charles Schwab Corporation	1,939,984
17,950	Morgan Stanley	1,038,767
		2,978,751
Leisure Facilities–2.3%		
155,150	Royal Caribbean Cruises Limited	5,397,669
Movies & Entertainment–4.3%		
208,475	Time Warner, Inc.*	3,750,465
60,675	Viacom, Inc. Class B	2,692,757
159,450	Walt Disney Company	3,719,969
		10,163,191
Multi-Line Insurance–1.0%		
36,450	American International Group, Inc.	2,415,906
Oil & Gas Drilling–0.2%		
20,625	GlobalSantaFe Corporation	512,119
Oil & Gas Equipment & Services–0.8%		
46,950	Smith International, Inc.*	1,949,364
Oil & Gas Exploration & Production–0.9%		
27,688	Apache Corporation	2,245,497
Other Diversified Financial Services–1.2%		
58,099	Citigroup, Inc.	2,820,125
Personal Products–2.3%		
138,500	Estée Lauder Companies, Inc. Class A	5,437,510
Pharmaceuticals–3.9%		
45,625	Johnson & Johnson	2,356,988
26,200	Merck & Company, Inc.	1,210,440
88,434	Pfizer, Inc.	3,124,373
58,950	Wyeth	2,502,428
		9,194,229

Shares		Market Value

Publishing–1.6%

28,500	Gannett Company, Inc.	$ 2,541,060
23,775	Tribune Company	1,226,790
		3,767,850

Railroads–1.6%

| 55,875 | Union Pacific Corporation | 3,882,195 |

Semiconductor Equipment–1.0%

16,150	KLA-Tencor Corporation*	947,521
31,025	Novellus Systems, Inc.*	1,304,601
		2,252,122

Semiconductors–7.0%

20,775	Broadcom Corporation*	708,220
88,803	Intel Corporation	2,859,457
103,250	Linear Technology Corporation	4,343,728
92,025	Maxim Integrated Products, Inc.	4,582,845
106,700	Xilinx, Inc.*	4,133,558
		16,627,808

Soft Drinks–1.0%

| 44,700 | Coca-Cola Company | 2,268,525 |

Specialty Stores–1.4%

45,650	Staples, Inc.*	1,246,245
45,925	Tiffany & Company	2,075,810
		3,322,055

Systems Software–5.2%

20,125	Adobe Systems, Inc.	790,913
177,766	Microsoft Corporation	4,895,676
233,725	Oracle Corporation*	3,085,170
93,454	VERITAS Software Corporation*	3,472,751
		12,244,510

Wireless Telecommunication Services–0.7%

| 60,000 | Nextel Communications, Inc.* | 1,683,600 |

Total Common Stocks (Domestic)
(Cost–$175,063,499) | | 200,804,171 |

Common Stocks (Foreign)–6.1%

Application Software–1.6%

| 91,075 | SAP AG Sponsored ADR (GE) | 3,785,077 |

Communications Equipment–1.0%

| 132,100 | Nokia Oyj Sponsored ADR (FI) | 2,245,700 |

IT Consulting & Other Services–1.0%

| 94,325 | Accenture Limited Class A ADR (BD)* | 2,482,634 |

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Pharmaceuticals–1.0%		
44,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	$ 2,495,240
Railroads–0.6%		
20,775	Canadian National Railway Company (CA)	1,314,642
Semiconductor Equipment–0.6%		
74,500	ASM Lithography Holding NV NY Shares (NE)*	1,493,725
Semiconductors–0.3%		
17,200	Marvell Technology Group Limited (BD)*	652,396
Total Common Stocks (Foreign)		
(Cost–$10,893,933)		14,469,414

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–5.8%		
$13,600,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 13,599,717
Total U.S. Agency Discount Notes		
(Amortized Cost–$13,599,717)		13,599,717
Corporate Short-Term Notes–2.2%		
Diversified Commercial Services–2.2%		
5,300,000	TransAmerica Finance Corporation	
	1.04% 1/5/04	5,299,388
Total Corporate Short-Term Notes		
(Amortized Cost–$5,299,388)		5,299,388
Total Investments–99.0%		
(Total Cost–$204,856,537)		234,172,690
Other Assets and Liabilities–1.0%		2,402,749
Net Assets–100.0%		$236,575,439

* *Non-income producing.*
  ADR - American Depositary Receipt
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 204,856,537
Investment securities, at market	234,172,690
Cash	589,837
Receivables:	
Investment securities sold	7,565,743
Capital shares sold	31,476
Dividends	315,216
Total Assets	242,674,962

Liabilities

Payables and other liabilities:	
Investment securities purchased	5,699,321
Capital shares redeemed	75,929
Advisory fees	127,934
Shareholder servicing fees	24,121
Accounting fees	11,809
Distribution fees	34,790
Transfer agency fees	42,677
Custodian fees	292
Other	82,650
Total Liabilities	6,099,523
Net Assets	$ 236,575,439

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 332,380,794
Undistributed net investment income	79,859
Accumulated net realized loss from security transactions	(125,201,367)
Net unrealized appreciation on investments	29,316,153
Total	$ 236,575,439

See notes to financial statements.

Net Assets—Class A	$	935,431
Shares Outstanding—Class A		208,566
Net Asset Value, Redemption Price Per Share	$	4.49
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.76
Net Assets—Class B	$	1,709,420
Shares Outstanding—Class B		388,523
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.40
Net Assets—Class C	$	356,875
Shares Outstanding—Class C		82,649
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.32
Net Assets—Class F	$	233,332,949
Shares Outstanding—Class F		51,002,185
Net Asset Value, Offering and Redemption Price Per Share	$	4.57
Net Assets—Class R	$	211,072
Shares Outstanding—Class R		46,585
Net Asset Value, Offering and Redemption Price Per Share	$	4.53
Net Assets—Class T	$	29,692
Shares Outstanding—Class T		6,774
Net Asset Value, Redemption Price Per Share	$	4.38
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.59

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 2,343,606
Interest	177,482
Foreign taxes withheld	(12,343)
Total Investment Income	2,508,745

Expenses:

Advisory fees—Note 2	1,371,576
Shareholder servicing fees—Note 2	302,947
Accounting fees—Note 2	126,598
Distribution fees—Note 2	166,608
Transfer agency fees—Note 2	148,107
Registration fees	61,867
Postage and mailing expenses	48,057
Custodian fees and expenses—Note 2	8,790
Printing expenses	42,990
Legal and audit fees	36,497
Directors' fees and expenses—Note 2	45,305
Other expenses	55,476
Total Expenses	2,414,818
Earnings Credits	(3,392)
Waived Expenses	(1,892)
Expense Offset to Broker Commissions	(3,896)
Net Expenses	2,405,638
Net Investment Income	103,107

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain on Security transactions	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments	48,238,272
Net Realized and Unrealized Gain	56,915,602
Net Increase in Net Assets Resulting from Operations	$57,018,709

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 103,107	$ 243,717
Net Realized Gain (Loss)	8,677,330	(45,255,731)
Net Change in Unrealized Appreciation / Depreciation	48,238,272	(25,124,429)
Net Increase (Decrease) in Net Assets Resulting from Operations	57,018,709	(70,136,443)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	(183,602)	(109,803)
Net Decrease from Dividends and Distributions	(183,602)	(109,803)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	408,018	74,186
Class B	407,646	(173,941)
Class C	121,020	(19,371)
Class F	(14,678,661)	(27,489,605)
Class R	127,592	42,140
Class T	(12,373)	(60,858)
Net Decrease from Capital Share Transactions	(13,626,758)	(27,627,449)
Net Increase (Decrease) in Net Assets	43,208,349	(97,873,695)
Net Assets		
Beginning of year	$193,367,090	$291,240,785
End of year (including undistributed net investment income of $79,859 and $160,354, respectively)	$236,575,439	$193,367,090

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 3.44	$ 4.66	$ 5.73	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.03	(0.02)	(0.07)	0.00+
Net realized and unrealized gains				
(losses) on securities	1.02	(1.20)	(1.00)	(1.45)
Total from investment				
operations	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.49	$ 3.44	$ 4.66	$ 5.73
Total return*	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 935	$ 378	$ 442	$ 318
Net expenses to average net assets#	1.48%	1.87%	2.98%	1.01%
Gross expenses to average net assets#	1.49%	1.87%	2.98%	1.06%
Net investment loss to average				
net assets	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	123%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 3.40	$ 4.61	$ 5.65	$ 7.61
Income from investment operations:				
Net investment loss	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains				
(losses) on securities	1.01	(1.16)	(1.00)	(1.51)
Total from investment				
operations	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.40	$ 3.40	$ 4.61	$ 5.65
Total return*	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,709	$ 1,013	$ 1,599	$ 1,170
Net expenses to average net assets#	2.30%	2.14%	2.19%	1.76%
Gross expenses to average net assets#	2.30%	2.14%	2.20%	1.80%
Net investment loss to average				
net assets	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 3.34	$ 4.55	$ 5.66	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains				
(losses) on securities	0.94	(1.14)	(0.98)	(1.51)
Total from investment				
operations	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.32	$ 3.34	$ 4.55	$ 5.66
Total return*	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 357	$ 186	$ 270	$ 343
Net expenses to average net assets#,†	2.28%	2.76%	3.16%	1.75%
Gross expenses to average net assets#,† . . .	2.29%	2.77%	3.17%	1.84%
Net investment loss to average				
net assets†	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.01% (2002) and 3.55% (2001). The gross expense ratios would have been 3.02% (2002) and 3.56% (2001). The net investment loss ratios would have been (1.80%) (2002) and (2.40%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32
Income from investment operations:					
Net investment income (loss) . . .	0.00+	0.00+	0.00+	(0.02)	(0.00)+
Net realized and unrealized gains (losses) on securities	1.07	(1.19)	(1.00)	(1.47)	1.06
Total from investment operations	1.07	(1.19)	(1.00)	(1.49)	1.06
Less dividends and distributions:					
From net investment income . . .	0.00^	0.00^	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)	(0.77)
Total distributions	0.00	0.00	0.00	(0.43)	(0.77)
Net Asset Value, end of year	$ 4.57	$ 3.50	$ 4.69	$ 5.69	$ 7.61
Total return	30.67%	(25.33%)	(17.55%)	(19.57%)	15.03%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$233,333	$191,701	$288,752	$385,816	$ 535,035
Net expenses to average net assets#	1.13%	1.08%	1.14%	1.10%	1.12%
Gross expenses to average net assets#	1.13%	1.08%	1.14%	1.12%	1.13%
Net investment income (loss) to average net assets	0.06%	0.11%	0.02%	(0.24%)	(0.05%)
Portfolio turnover rate@	123%	152%	144%	165%	165%

+ Net investment income (loss) for the years ended December 31, 2003, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.

^ Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 3.47	$ 4.74	$ 5.74	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.06	(0.08)	(0.01)	0.00+
Net realized and unrealized gains				
(losses) on securities	1.00	(1.19)	(0.99)	(1.44)
Total from investment				
operations	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.53	$ 3.47	$ 4.74	$ 5.74
Total return	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 211	$ 57	$ 51	$ 1
Net expenses to average net assets#,†	1.35%	2.95%	2.72%	0.76%
Gross expenses to average net assets#,† . . .	1.35%	2.95%	2.73%	0.79%
Net investment income (loss) to average				
net assets†	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	123%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company during the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 4.68% (2002) and 82.22% (2001). The gross expense ratios would have been 4.68% (2002) and 82.23% (2001). The net investment loss ratios would have been (3.51%) (2002) and (81.18%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 3.39	$ 4.60	$ 5.68	$ 7.61
Income from investment operations:				
Net investment loss	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains				
(losses) on securities	1.22	(0.91)	(0.99)	(1.49)
Total from investment				
operations	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.38	$ 3.39	$ 4.60	$ 5.68
Total return*	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 30	$ 33	$ 127	$ 82
Net expenses to average net assets#,†	2.26%	2.46%	3.13%	1.25%
Gross expenses to average net assets#,† . . .	2.27%	2.47%	3.14%	1.28%
Net investment loss to average				
net assets†	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.70% (2002) and 6.31% (2001). The gross expense ratios would have been 3.71% (2002) and 6.32% (2001). The net investment loss ratios would have been (2.53%) (2002) and (5.14%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Notes to Financial Statements
(continued)

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $191,030 and $107,055, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $84,757 and $34,527, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003, were as follows:

	Transfer Agency Fees
Class A	$2,219
Class B	$5,091
Class C	$ 875
Class R	$ 518
Class T	$ 324

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $156,391 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,398
Class B	$8,603	$2,867
Class C	$1,525	$ 508
Class T	$ 89	$ 89

During the year ended December 31, 2003, DSC retained $1,157 in sales commissions from the sales of Class A shares. DSC also retained $8,955 and $163 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,892. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts, if any, would be included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$0	$0	$0

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$183,602	$109,803
Long-term capital gain	$ 0	$ 0
	$183,602	$109,803

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $9,321,497.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 110,145
Accumulated Capital Losses	$120,320,075
Federal Tax Cost	$209,737,830
Gross Tax Appreciation of Investments	$ 28,426,754
Gross Tax Depreciation of Investments	$ (3,991,894)
Net Tax Appreciation	$ 24,434,860

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	127,097	$ 521,827	71,858	$ 288,084
Redeemed	(28,494)	$ (113,809)	(56,813)	$ (213,898)
Net Increase	**98,603**	**$ 408,018**	**15,045**	**$ 74,186**
Class B				
Sold	164,031	$ 669,282	42,856	$ 174,005
Redeemed	(73,231)	$ (261,636)	(92,065)	$ (347,946)
Net Increase (Decrease)	**90,800**	**$ 407,646**	**(49,209)**	**$ (173,941)**
Class C				
Sold	55,885	$ 224,519	29,530	$ 112,098
Redeemed	(28,811)	$ (103,499)	(33,351)	$ (131,469)
Net Increase (Decrease)	**27,074**	**$ 121,020**	**(3,821)**	**$ (19,371)**
Class F				
Sold	1,278,819	$ 5,147,869	1,166,742	$ 4,906,800
Dividends or Distributions Reinvested	34,819	$ 159,122	27,018	$ 94,563
Redeemed	(5,079,072)	$(19,985,652)	(7,977,540)	$ (32,490,968)
Net Decrease	**(3,765,434)**	**$(14,678,661)**	**(6,783,780)**	**$ (27,489,605)**
Class R				
Sold	70,118	$ 283,426	26,221	$ 110,661
Redeemed	(39,808)	$ (155,834)	(20,676)	$ (68,521)
Net Increase	**30,310**	**$ 127,592**	**5,545**	**$ 42,140**
Class T				
Sold	709	$ 2,660	1,045	$ 4,157
Redeemed	(3,604)	$ (15,033)	(18,930)	$ (65,015)
Net Decrease	**(2,895)**	**$ (12,373)**	**(17,885)**	**$ (60,858)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $238,342,170 and $251,269,998, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth and Income Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

Other Tax Information
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the period ended December 31, 2003, 76.0% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Fund designated 0.0% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

Dreyfus Founders
Growth and Income Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-GI-03

Dreyfus Founders International Equity Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

> • **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

M ANAGEMENT O VERVIEW

 

A discussion with co-portfolio managers Remi J. Browne, CFA, left, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2003?

Dreyfus Founders International Equity Fund showed strong absolute performance for the year ended December 31, 2003, although it lagged the 39.42% return of its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index.

To what do you attribute the market's overall performance in 2003?

Initially weighing sluggishly on market performance, the successful military action in Iraq led to increased investor confidence and a resurgence in equity markets. Likewise, although the onset of Severe Acute Respiratory Syndrome (SARS) in Asia taxed an already stressed global marketplace during the beginning months of 2003, the subsequent containment and seeming defeat of the viral illness provided Asia with an economic boost through the middle of the year.

As 2003 progressed, many positive economic surprises from various regions translated into increased global earnings expectations. Markets worldwide climbed on the basis of this news with nearly every industry in every

"The largest positive sector impact on the Fund's annual performance came from materials, as Fund holdings in this sector were up strongly for the period."

3

Performance Highlights

- Initially weighing sluggishly on market performance, the successful military action in Iraq led to increased investor confidence and a resurgence in equity markets.

- The largest positive sector impact on the Fund's annual performance came from strong performance in the materials sector.

- A slightly underweight position coupled with some poor stock selection in the financials sector impeded relative Fund returns during the period.

- During the 12-month period, the Fund performed well within the Europe ex-United Kingdom region.

region experiencing broad gains. Companies were cutting costs and reining in debt. Interest rates were falling in various major countries, stunting deflation and helping to keep the rally alive.

The global fear of deflation saw many central banks keep rates at historic lows. In the United States, tax rebate checks provided many families with extra money to spend, helping the domestic economy grow at an annual rate of 8.2% for the third quarter. The continued weakness of the U.S. dollar aided the unhedged U.S. investor as the euro, British pound and yen all gained relative to U.S. currency.

In the Asian region, the emergence of China as a secondary growth engine to the global economic recovery came at an appropriate time. In general, as the global economic picture began improving, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off experienced in the year's opening months.

How did you position the Fund after assuming portfolio management responsibilities in March?

Upon assuming portfolio management responsibilities for the Fund, we sold 65% of the companies previously held and increased the number of holdings from 56 to 117 by the end of March. We also reduced the weighted average price-to-earnings ratio of the portfolio from 14 times to 12 times, and increased the weighted average earnings growth from 9% to 13%. Finally, the weighted average market capitalization of the Fund decreased from $38.8 billion to $25.3 billion. These changes had a positive impact on the Fund's performance. Since these initial adjustments were made, we have not made significant changes to sector and country weightings.

During the year, the Fund was overweight the technology, telecommunications and healthcare sectors relative to the benchmark. Conversely, the Fund was underweight financials, industrials and materials relative to the benchmark.

When examining country weightings, the Fund was slightly overweight the benchmark in the United Kingdom and France, and underweight in Japan.

In which countries, sectors or companies did you find the most compelling growth opportunities?
During the 12-month period, the Fund performed well within the Europe ex-United Kingdom region. Our overweight position in Greece, when paired with the country's overall return, proved to be a substantial boon to relative Fund performance.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Vodafone Group PLC (United Kingdom; VOD)	3.19%
2. Barclays PLC (United Kingdom; BARC)	2.19%
3. Alpha Bank AE (Greece; ALPHA)	2.10%
4. SAP AG (Germany; SAP)	2.05%
5. BP PLC (United Kingdom; BP)	1.88%
6. Anglo Irish Bank Corporation PLC (Ireland; ANB)	1.72%
7. Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.69%
8. QBE Insurance Group Limited (Australia; QBE)	1.65%
9. Novartis AG (Switzerland; NOV.N)	1.64%
10. HBOS PLC (United Kingdom; HBOS)	1.49%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

The largest positive sector impact on the Fund's annual performance came from strong performance in the materials sector. Three Fund holdings in the materials sector that helped propel performance were Japanese chemical company **NOK Corporation**, which increased nearly 230% for the year; **ThyssenKrupp AG**, a steel, capital goods and services company that



Growth of $10,000 Investment

■ **Dreyfus Founders International Equity Fund-Class F**
▬ **MSCI World ex U.S. Index**

$14,425
$13,274

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from December 31, 1995 through December 31, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

posted strong performance; and resource company **BHP Billiton PLC**, which also had a strong year. NOK Corporation rose following a strong shift into consumer electronics and a continued increase in earnings expectations.

In an improving market such as was experienced in 2003, companies in the consumer staples sector, which is defensive by nature, tend to lag the overall market. This year was no exception. Although the consumer staples

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.95%	—	—	(14.64%)
Without sales charge	36.84%	—	—	(13.37%)
Class B Shares (12/31/99)				
With redemption*	31.95%	—	—	(14.59%)
Without redemption	35.95%	—	—	(14.01%)
Class C Shares (12/31/99)				
With redemption**	34.76%	—	—	(14.07%)
Without redemption	35.76%	—	—	(14.07%)
Class F Shares (12/29/95)	37.17%	(2.19%)	—	4.69%
Class R Shares (12/31/99)	37.27%	—	—	(13.17%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	30.37%	—	—	(14.58%)
Without sales charge	36.58%	—	—	(13.59%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

sector rose 23.20% for the entire year, it was the Index's worst performer of the ten economic sectors. However, due to the Fund's allocation in this sector, as well as its strong stock selection, the consumer staples sector proved to be a meaningful contributor to the Fund's overall performance.

Other individual holdings also greatly contributed to the Fund's overall performance. One such example was German software company **SAP AG**, which rose nearly 112% for the year. SAP, the main beneficiary of the proposed deal between Oracle and PeopleSoft, appropriated customers and increased its market share in the highly profitable enterprise software business. The company also reported strong earnings throughout the year and was well positioned to take advantage of the economic recovery. The Fund's large position in SAP was the largest positive contributor to performance for the year on an individual stock basis.



Portfolio Composition

22.88% United Kingdom
21.02% Japan
7.03% Germany
6.89% France
6.49% Switzerland
5.28% Canada
4.43% Spain
3.87% Netherlands
21.23% Other Countries
0.88% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

What factors negatively impacted Fund performance during the period?

Some of the biggest detractors on a relative basis came from holdings within Hong Kong and Canada, which significantly underperformed the Fund's benchmark for the annual period.

A slightly underweight position coupled with some poor stock selection in the financials sector also impeded relative Fund returns during the period. One such selection was Kingsway Financial Services, Inc., a Canadian property and casualty company, which released a profit warning days before the end of the third quarter, leading to a sell-off in the company's shares.

Three stocks that were held by the Fund when we assumed management in March proved to be significant drags on performance relative to the benchmark. Amvescap PLC, one of the largest independent global investment managers; Satyam Computer Services Limited, a leading global information technology services and consulting company; and Fast Retailing Company, a Japanese retailing company, were all down in excess of 30% in the first quarter, with active exposures in the Fund between 1.7% to 2% for each holding. We sold all three of these securities in March.

In conclusion, we will remain consistent in our approach to the Fund, relying on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense. Therefore, we continue to look for companies with increasing business momentum and strong underlying growth relative to their valuation.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value

Common Stocks (Foreign)–99.1%

Aerospace & Defense–0.6%
7,400	Gamesa Corporacion Tecnologica SA (SP)	$ 243,521

Application Software–2.1%
4,670	SAP AG (GE)	788,151

Auto Parts & Equipment–1.2%
6,500	Canadian Tire Corporation Limited Class A (CA)	198,425
7,000	NOK Corporation (JA)	254,735
		453,160

Automobile Manufacturers–3.1%
38,600	Nissan Motor Company Limited (JA)	440,855
4,700	Renault SA (FR)	324,281
12,200	Toyota Motor Corporation (JA)	412,093
		1,177,229

Biotechnology–1.5%
2,900	Actelion Limited (SZ)*	313,026
12,800	QLT, Inc. (CA)*	242,668
		555,694

Brewers–1.9%
28,000	Asahi Breweries Limited (JA)	255,258
35,400	Fraser & Neave Limited (SG)	262,639
9,000	Orkla ASA (NW)	201,569
		719,466

Broadcasting & Cable TV–1.1%
15,400	Mediaset SPA (IT)	182,982
52,900	Seven Network Limited (AU)	244,332
		427,314

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway		
AT	Austria	HK	Hong Kong	PT	Portugal		
BD	Bermuda	ID	Indonesia	PU	Puerto Rico		
BE	Belgium	IE	Ireland	SA	South Africa		
BR	Brazil	IN	India	SG	Singapore		
CA	Canada	IS	Israel	SP	Spain		
CI	Channel Islands	IT	Italy	SW	Sweden		
CN	China	JA	Japan	SZ	Switzerland		
DE	Denmark	KR	South Korea	TH	Thailand		
FI	Finland	LU	Luxembourg	TW	Taiwan		
FR	France	MA	Malaysia	UK	United Kingdom		
GE	Germany	NE	Netherlands	VI	Virgin Islands		

Shares		Market Value

Communications Equipment–1.5%

12,000	Nokia Oyj (FI)	$ 207,518
3,383	Sagem SA (FR)	362,495
		570,013

Computer Storage & Peripherals–1.9%

18,300	ATI Technologies, Inc. (CA)*	275,994
4,300	Logitech International SA (SZ)*	186,004
5,900	Seiko Epson Corporation (JA)	275,264
		737,262

Construction & Engineering–0.6%

4,900	ACS, Actividades de Construccion y Servicios SA (SP)	239,190

Construction Materials–0.6%

60,700	Boral Limited (AU)	232,336

Construction, Farm Machinery & Heavy Trucks–0.7%

8,000	Volvo AB Class B (SW)	244,604

Consumer Electronics–2.7%

30,000	Casio Computer Company Limited (JA)	317,440
5,800	Koninklijke (Royal) Philips Electronics NV (NE)	169,362
34,000	Sharp Corporation (JA)	536,475
		1,023,277

Diversified Banks–15.2%

8,800	ABN AMRO Holding NV (NE)	205,903
26,700	Alpha Bank AE (GR)	807,601
42,000	Anglo Irish Bank Corporation PLC (IE)	662,740
95,107	Banca Intesa SPA (IT)	371,887
94,519	Barclays PLC (UK)	843,074
8,807	BNP Paribas SA (FR)	554,548
44,100	HBOS PLC (UK)	571,184
5,300	Jyske Bank SA (DE)*	280,119
52	Mitsubishi Tokyo Financial Group, Inc. (JA)	405,636
22,034	Royal Bank of Scotland Group PLC (UK)	649,265
17,600	Skandinaviska Enskilda Banken (SW)	259,280
2,800	Societe Generale (FR)	247,225
		5,858,462

Diversified Capital Markets–1.7%

11,200	Credit Suisse Group (SZ)	409,767
3,770	UBS AG (SZ)	258,182
		667,949

Diversified Metals & Mining–0.8%

34,000	BHP Billiton PLC (UK)	297,028

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Electric Utilities–2.8%		
6,300	E.ON AG (GE)	$ 412,663
14,738	Endesa SA (SP)	283,495
37,900	Fortum Oyj (FI)	391,047
		1,087,205
Electrical Components & Equipment–0.5%		
23,000	Sumitomo Electric Industries Limited (JA)	205,599
Electronic Equipment Manufacturers–2.4%		
2,000	Keyence Corporation (JA)	421,573
7,100	TDK Corporation (JA)	511,449
		933,022
Food Retail–2.4%		
7,000	Delhaize Group (BE)	360,066
16,900	Metro, Inc. Class A (CA)	286,396
61,200	Tesco PLC (UK)	282,390
		928,852
Healthcare Distributors–0.7%		
8,700	Suzuken Company Limited (JA)	282,504
Healthcare Equipment–0.7%		
28,500	Getinge AB Class B (SW)	273,303
Home Furnishings–0.6%		
5,200	Hunter Douglas NV (NE)	243,406
Homebuilding–0.8%		
33,400	Barratt Developments PLC (UK)	324,672
Household Products–0.9%		
15,700	Reckitt Benckiser PLC (UK)	355,260
Housewares & Specialties–1.5%		
6,200	Citizen Electronics Company Limited (JA)	564,057
Hypermarkets & Super Centers–1.3%		
11,500	Metro AG (GE)	507,694
Industrial Conglomerates–0.7%		
71,000	Keppel Corporation Limited (SG)	255,020
Industrial Machinery–0.8%		
7,200	Saurer AG (SZ)*	319,599
Integrated Oil & Gas–6.0%		
89,319	BP PLC (UK)	724,338
1,960	OMV AG (AT)	291,923
19,800	Repsol YPF SA (SP)	386,110
59,050	Shell Transport & Trading Company PLC (UK)	439,228
2,578	Total SA (FR)	479,310
		2,320,909

Shares		*Market Value*

Integrated Telecommunication Services–5.6%

59,700	BT Group PLC (UK)	$ 201,191
15,800	Deutsche Telekom AG (GE)*	289,773
41,900	Koninklijke NV (NE)*	323,446
12,100	TDC AS Class B (DE)	436,594
23,100	Telefonica SA (SP)	339,157
60,900	Telenor ASA (NW)	398,201
34,100	TeliaSonera AB (SW)	178,194
		2,166,556

Investment Banking & Brokerage–0.8%

19,000	Nomura Holdings, Inc. (JA)	323,551

IT Consulting & Other Services–0.5%

38,000	LogicaCMG PLC (UK)	174,320

Oil & Gas Exploration & Production–3.8%

65,900	Cairn Energy PLC (UK)*	473,074
5,800	Canadian National Resources Limited (CA)	293,389
10,400	Eni SPA (IT)	196,246
3,100	Norsk Hydro ASA (NW)	191,280
8,600	Penn West Petroleum Limited (CA)	320,562
		1,474,551

Other Diversified Financial Services–1.1%

10,500	ING Groep NV (NE)	244,885
7,300	Sun Life Financial, Inc. (CA)	182,458
		427,343

Packaged Foods & Meats–1.8%

1,900	Groupe Danone (FR)	310,116
21,000	Nisshin Seifun Group, Inc. (JA)	186,937
193,000	Want Want Holdings Limited (SG)	183,350
		680,403

Pharmaceuticals–10.0%

6,950	AstraZeneca Group PLC (UK)	333,441
5,600	Aventis SA (FR)	370,131
14,600	Axcan Pharma, Inc. (CA)*	228,778
12,600	Eisai Company Limited (JA)	339,778
38,100	Galen Holdings PLC (UK)	487,675
24,818	GlaxoSmithKline PLC (UK)	568,690
13,859	Novartis AG (SZ)	629,191
10,000	Ono Pharmaceuticals Company Limited (JA)	376,038
32,600	Shire Pharmaceuticals Group PLC (UK)*	316,604
4,700	Takeda Chemical Industries Limited (JA)	186,386
		3,836,712

Precious Metals & Minerals–0.9%

17,600	ThyssenKrupp AG (GE)	348,537

* *Non-income producing.*
  See notes to financial statements.

Shares		Market Value
Property & Casualty Insurance–1.7%		
79,600	QBE Insurance Group Limited (AU)	$ 635,744
Publishing–0.6%		
26,200	Johnston Press PLC (UK)	218,451
Real Estate Investment Trusts–1.4%		
100	Sumitomo Mitsui Financial Group, Inc. (JA)	532,798
Real Estate Management & Development–0.8%		
4,000	Wereldhave NV (NE)	299,445
Semiconductors–1.0%		
8,900	Micronas Semiconductor Holding AG (SZ)*	381,028
Thrifts & Mortgage Finance–0.8%		
24,200	Northern Rock PLC (UK)	309,107
Tires & Rubber–0.9%		
9,400	Continental AG (GE)	357,836
Trading Companies & Distributors–0.9%		
31,000	Mitsubishi Corporation (JA)	328,599
Trucking–0.6%		
28,000	Seino Transportation Company Limited (JA)	231,483
Wireless Telecommunication Services–6.6%		
72	KDDI Corporation (JA)	412,503
123	NTT DoCoMo, Inc. (JA)	278,893
75,800	Telecom Italia Mobile SPA (IT)	412,081
20,300	Telefonica Moviles SA (SP)*	212,013
494,575	Vodafone Group PLC (UK)	1,226,256
		2,541,746
Total Common Stocks (Foreign)		
(Cost–$27,435,980)		38,103,968

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–2.3%		
$900,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 899,981
Total U.S. Agency Discount Notes		
(Amortized Cost–$899,981)		899,981
Total Investments–101.4%		
(Total Cost–$28,335,961)		39,003,949
Other Assets and Liabilities–(1.4%)		(562,284)
Net Assets–100.0%		$38,441,665

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 28,335,961
Investment securities, at market	39,003,949
Cash	31,325
Foreign currency (cost $810)	816
Receivables:	
Capital shares sold	14,775
Dividends	35,406
Due from adviser	22,753
Other assets	31,704
Total Assets	39,140,728

Liabilities

Payables and other liabilities:	
Capital shares redeemed	489,303
Advisory fees	24,009
Shareholder servicing fees	7,880
Accounting fees	3,201
Distribution fees	4,543
Transfer agency fees	12,415
Custodian fees	5,172
Line of credit	100,000
Other	52,540
Total Liabilities	699,063
Net Assets	$ 38,441,665

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 67,485,335
Accumulated net investment loss	(2,753)
Accumulated net realized loss from security transactions	(39,714,354)
Net unrealized appreciation on investments	
and foreign currency translation	10,673,437
Total	$ 38,441,665

See notes to financial statements.

Net Assets—Class A	$ 22,432,457
Shares Outstanding—Class A	2,296,158
Net Asset Value, Redemption Price Per Share	$ 9.77
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$ 10.37
Net Assets—Class B	$ 2,372,245
Shares Outstanding—Class B	248,502
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$ 9.55
Net Assets—Class C	$ 481,889
Shares Outstanding—Class C	50,543
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$ 9.53
Net Assets—Class F	$ 9,837,083
Shares Outstanding—Class F	1,006,074
Net Asset Value, Offering and Redemption Price Per Share	$ 9.78
Net Assets—Class R	$ 3,145,614
Shares Outstanding—Class R	320,219
Net Asset Value, Offering and Redemption Price Per Share	$ 9.82
Net Assets—Class T	$ 172,377
Shares Outstanding—Class T	17,764
Net Asset Value, Redemption Price Per Share	$ 9.70
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$ 10.16

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 807,676
Interest	15,315
Foreign taxes withheld	(89,599)
Total Investment Income	733,392

Expenses:

Advisory fees—Note 2	333,061
Shareholder servicing fees—Note 2	83,857
Accounting fees—Note 2	33,305
Distribution fees—Note 2	41,570
Transfer agency fees—Note 2	108,819
Registration fees	66,579
Postage and mailing expenses	3,444
Custodian fees and expenses—Note 2	76,660
Printing expenses	33,880
Legal and audit fees	6,261
Directors' fees and expenses—Note 2	8,127
Other expenses	40,235
Total Expenses	835,798
Earnings Credits	(957)
Reimbursed/Waived Expenses	(356,021)
Expense Offset to Broker Commissions	(70)
Net Expenses	478,750
Net Investment Income	254,642

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions	(5,301,870)
Foreign currency transactions	5,330
Net Realized Loss	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,056,126
Net Realized and Unrealized Gain	10,759,586
Net Increase in Net Assets Resulting from Operations	$11,014,228

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 254,642	$ 32,165
Net Realized Loss	(5,296,540)	(5,583,604)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,056,126	(8,376,964)
Net Increase (Decrease) in Net Assets Resulting from Operations	11,014,228	(13,928,403)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(156,488)	(32,238)
Class B	(1,759)	0
Class F	(71,823)	(15,146)
Class R	(28,532)	(9,276)
Class T	(910)	0
Net Decrease from Dividends and Distributions	(259,512)	(56,660)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(1,959,586)	(3,344,747)
Class B	(450,587)	(592,334)
Class C	(190,274)	(629,053)
Class F	(2,350,311)	(3,309,006)
Class R	(204,031)	(2,588,838)
Class T	(57,906)	(102,473)
Net Decrease from Capital Share Transactions	(5,212,695)	(10,566,451)
Net Increase (Decrease) in Net Assets	5,542,021	(24,551,514)
Net Assets		
Beginning of year	$32,899,644	$ 57,451,158
End of year (including accumulated net investment loss of $2,753 and $7,832, respectively)	$38,441,665	$ 32,899,644

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 7.19	$ 10.03	$ 14.42	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.06	0.01	(0.00)[+]	(0.03)
Net realized and unrealized gains (losses) on securities	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:				
From net investment income	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$ 9.77	$ 7.19	$ 10.03	$ 14.42
Total return*	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$22,432	$18,217	$29,151	$ 4,434
Net expenses to average net assets#,†	1.40%	1.40%	1.44%	1.77%
Gross expenses to average net assets#,† . . .	1.41%	1.40%	1.46%	1.82%
Net investment income (loss) to average net assets†	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	144%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.47% (2003), 2.18% (2002) and 1.76% (2001). The gross expense ratios would have been 2.48% (2003), 2.18% (2002) and 1.78% (2001). The net investment income (loss) ratios would have been (0.27%) (2003), (0.65%) (2002) and (1.06%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.03	$ 9.87	$ 14.29	$ 19.88
Income from investment operations:				
Net investment loss	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized				
gains (losses) on securities	2.61	(2.73)	(4.30)	(3.60)
Total from investment				
operations	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:				
From net investment income	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.55	$ 7.03	$ 9.87	$ 14.29
Total return*	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$2,372	$ 2,201	$ 3,786	$ 5,129
Net expenses to average net assets#,†	2.15%	2.15%	2.26%	2.52%
Gross expenses to average net assets#,† . . .	2.16%	2.16%	2.28%	2.57%
Net investment income (loss) to average				
net assets†	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	144%	220%	213%	184%

---

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 3.31% (2003), 2.90% (2002) and 2.65%. (2001) . The gross expense ratios would have been 3.32% (2003), 2.91% (2002) and 2.67% (2001). The net investment loss ratios would have been (1.09%) (2003), (1.36%) (2002) and (1.42%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.02	$ 9.86	$ 14.27	$ 19.88
Income from investment operations:				
Net investment loss	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized				
gains (losses) on securities	2.77	(2.55)	(4.25)	(3.64)
Total from investment				
operations	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.53	$ 7.02	$ 9.86	$ 14.27
Total return*	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 482	$ 532	$ 1,429	$ 2,635
Net expenses to average net assets#,†	2.15%	2.15%	2.26%	2.50%
Gross expenses to average net assets#,† ...	2.16%	2.16%	2.29%	2.55%
Net investment income (loss) to				
average net assets†	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	144%	220%	213%	184%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 3.24% (2003), 3.10% (2002) and 2.83% (2001). The gross expense ratios would have been 3.25% (2003), 3.11% (2002) and 2.85% (2001). The net investment income (loss) ratios would have been (1.01%) (2003), (1.58%) (2002) and (1.56%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03
Income from investment operations:					
Net investment loss	(0.01)	(0.05)	(0.07)	(0.08)	(0.05)
Net realized and unrealized					
gains (losses) on securities	2.68	(2.79)	(4.30)	(3.49)	8.07
Total from investment					
operations	2.67	(2.84)	(4.37)	(3.57)	8.02
Less dividends and distributions:					
From net investment income	(0.07)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)	(2.18)
Total distributions	(0.07)	(0.01)	0.00	(1.90)	(2.18)
Net Asset Value, end of year	$ 9.78	$ 7.18	$ 10.03	$ 14.40	$ 19.87
Total return	37.17%	(28.30%)	(30.35%)	(17.65%)	58.71%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$9,837	$ 9,321	$16,640	$30,040	$35,607
Net expenses to average					
net assets#,†	1.40%	1.40%	1.52%	1.80%	1.80%
Gross expenses to average					
net assets#,†	1.40%	1.40%	1.55%	1.84%	1.82%
Net investment income (loss) to					
average net assets†	0.80%	0.12%	(0.26%)	(0.55%)	(0.36%)
Portfolio turnover rate@	144%	220%	213%	184%	205%

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed or waived by the management company and its affiliates. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.52% (2003), 2.13% (2002), 1.96% (2001), 1.91% (2000), and 1.97% (1999). The gross expense ratios would have been 2.52% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000), and 1.99% (1999). The net investment income (loss) ratios would have been (0.32%) (2003), (0.61%) (2002), (0.70%) (2001), (0.66%) (2000), and (0.53%) (1999).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.22	$ 10.08	$ 14.45	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.09	0.02	(0.00)+	(0.01)
Net realized and unrealized				
gains (losses) on securities	2.60	(2.85)	(4.37)	(3.52)
Total from investment				
operations	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:				
From net investment income	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of year	$ 9.82	$ 7.22	$ 10.08	$ 14.45
Total return	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$3,146	$ 2,470	$ 6,102	$ 2,716
Net expenses to average net assets#,†	1.15%	1.15%	1.26%	1.53%
Gross expenses to average net assets#,† . . .	1.15%	1.16%	1.28%	1.63%
Net investment income (loss) to				
average net assets†	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	144%	220%	213%	184%

+   Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 1.95% (2003), 1.70% (2002) and 1.55% (2001). The gross expense ratios would have been 1.95% (2003), 1.71% (2002) and 1.57% (2001). The net investment income (loss) ratios would have been 0.23% (2003), (0.28%) (2002) and (0.33%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.14	$ 9.97	$ 14.37	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized				
gains (losses) on securities	2.61	(2.73)	(4.31)	(3.55)
Total from investment				
operations	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:				
From net investment income	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.70	$ 7.14	$ 9.97	$ 14.37
Total return*	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 172	$ 158	$ 343	$ 654
Net expenses to average net assets#,†	1.65%	1.65%	1.77%	1.98%
Gross expenses to average net assets#,† . . .	1.65%	1.65%	1.80%	2.03%
Net investment income (loss) to				
average net assets†	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	144%	220%	213%	184%

+ Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.88% (2003), 4.00% (2002) and 2.83% (2001). The gross expense ratios would have been 2.88% (2003), 4.00% (2002) and 2.86% (2001). The net investment income (loss) ratios would have been (0.56%) (2003), (2.47%) (2002) and (1.59%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares, and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the year ended December 31, 2003, $342,377 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $19,110 and $10,586, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $5,685 and $3,228, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares — The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$73,674
Class B	$ 9,767
Class C	$ 1,981
Class R	$ 3,110
Class T	$ 817

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $22,388 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$47,482
Class B	$15,145	$ 5,048
Class C	$ 3,610	$ 1,204
Class T	$ 427	$ 427

During the year ended December 31, 2003, DSC retained $94 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $10,862 and $85 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $13,644. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$9,949	$54,218	$(64,167)

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$259,512	$56,660
Long-term capital gain	$ 0	$ 0
	$259,512	$56,660

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 2,512
Accumulated Capital Losses	$39,617,964
Post-October Currency Loss Deferral	$ 838
Federal Tax Cost	$28,432,349
Gross Tax Appreciation of Investments	$10,576,208
Gross Tax Depreciation of Investments	$ (4,608)
Net Tax Appreciation	$10,571,600

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	724,401	$ 5,318,119	4,149,772	$ 34,712,760
Dividends or Distributions				
Reinvested	15,239	$ 147,964	4,234	$ 30,237
Redeemed	(978,731)	$ (7,425,669)	(4,523,803)	$(38,087,744)
Net Decrease	**(239,091)**	**$ (1,959,586)**	**(369,797)**	**$ (3,344,747)**
Class B				
Sold	72,988	$ 520,427	144,790	$ 1,041,200
Dividends or Distributions				
Reinvested	146	$ 1,391	0	$ 0
Redeemed	(137,735)	$ (972,405)	(215,227)	$ (1,633,534)
Net Decrease	**(64,601)**	**$ (450,587)**	**(70,437)**	**$ (592,334)**
Class C				
Sold	165,203	$ 1,132,327	27,418	$ 241,026
Redeemed	(190,526)	$ (1,322,601)	(96,541)	$ (870,079)
Net Decrease	**(25,323)**	**$ (190,274)**	**(69,123)**	**$ (629,053)**
Class F				
Sold	1,515,865	$ 11,180,704	1,879,837	$ 15,539,534
Dividends or Distributions				
Reinvested	6,797	$ 66,066	1,997	$ 14,235
Redeemed	(1,814,806)	$(13,597,081)	(2,242,842)	$(18,862,775)
Net Decrease	**(292,144)**	**$ (2,350,311)**	**(361,008)**	**$ (3,309,006)**
Class R				
Sold	146,346	$ 1,105,834	280,113	$ 2,397,887
Dividends or Distributions				
Reinvested	2,764	$ 26,981	1,130	$ 8,099
Redeemed	(170,854)	$ (1,336,846)	(544,644)	$ (4,994,824)
Net Decrease	**(21,744)**	**$ (204,031)**	**(263,401)**	**$ (2,588,838)**
Class T				
Sold	97,501	$ 651,910	291	$ 2,419
Dividends or Distributions				
Reinvested	91	$ 882	0	$ 0
Redeemed	(101,973)	$ (710,698)	(12,536)	$ (104,892)
Net Decrease	**(4,381)**	**$ (57,906)**	**(12,245)**	**$ (102,473)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $46,409,480 and $50,639,763, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund had borrowings in the amount of $100,000 pursuant to this LOC arrangement.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the period ended December 31, 2003, 0.0% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

Dreyfus Founders
International Equity Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Service Corporation, Distributor. © 2004 Founders Asset Management LLC.

A-646-IE-03

Dreyfus Founders Mid-Cap Growth Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®

The Growth Specialists

Table of Contents

Paperless Delivery of this Report


Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager Kevin Sonnett, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

While we were pleased with the Fund's performance relative to its mid-cap growth fund peers in 2003, the Fund's gains trailed its benchmark, the Russell Midcap Growth Index, which rose 42.71% during the period.

Despite the fact that riskier stocks were the strongest performers in 2003, we adhered to our core process, continuing to search for companies with superior long-term profit growth prospects led by exceptional management teams. We also continued to maintain a strong valuation discipline, investing when we felt stocks were trading below our fair value estimation. Good stock picking helped offset the headwind of the Fund's lower beta in this very strong market, providing an even better risk-adjusted return.

"Better sales from a stronger economy coupled with extraordinary productivity gains led to double-digit profit growth from many public companies."

The Fund's lower relative return versus the benchmark was largely due to its lower beta investments, higher weighted-average market capitalization, an underweight position in the technology sector and average cash position of about 2.7% compared to the fully invested Index.

Describe the economic environment during the period.

Stock markets worldwide generally posted double-digit gains during the year, with the U.S. market ending 2003 in the black for the first time in the last four years. Rapidly improving economic conditions following

Performance Highlights

- Stock markets worldwide generally posted double-digit gains for the year, with the U.S. market ending 2003 in the black for the first time in the last four years.
- Our individual stock selection and the market's strong gains in 2003 led to some changes in Fund composition.
- Among the positive relative impacts were the returns experienced by Fund holdings in the financials, consumer staples and energy sectors.
- The Fund was generally underweight such strong performing industries as communications equipment, Internet software, semiconductors and semiconductor equipment. However, strong selection in the Fund's largest technology industry, systems software, helped mitigate the Fund's relative underperformance in the technology sector.

the conclusion of major hostilities in Iraq, higher corporate profits and benign inflation contributed to market gains. Powerful fiscal and monetary stimuli in the form of tax cuts, government spending and lower interest rates also assisted the boost in economic activity. Better sales from a stronger economy coupled with extraordinary productivity gains led to double-digit profit growth from many public companies. Higher profits, confidence in a stronger economic future and poor alternative investment options—for example, 10-year Treasury bond yields ranged from 3.5-4.5% for most of the year while money market funds paid even less—also contributed to higher share prices.

What changes were made to the Fund during the period?

Our individual stock selection and the market's strong gains in 2003 resulted in changes in Fund composition. The weighted average market capitalization grew from $5.7 billion at the beginning of the year to $6.8 billion by year's end. The forward price-to-earnings ratio (P/E) of the Fund also rose, from 19 times forward earnings at the end of 2002 to 24 times by the end of 2003. And while the P/E of the Fund remained lower than that of its benchmark, the consensus estimates of the long-term profit growth of the stocks in the Fund were slighter higher. Further, we invested in very few companies that are forecasted to lose money in the coming year, while such holdings comprised about 3% of the benchmark.

In the midst of an improving economy and a rebound in business capital spending, we found many attractive opportunities among technology stocks, and as a result of new buys and strong gains from the sector, the Fund's weighting in technology nearly doubled, largely at the expense of the healthcare and industrials sectors.

Also of note, the Fund had significant weightings in the consumer discretionary, technology and healthcare sectors by the end of the period, the three largest sectors in which we generally invest.

What positively contributed to Fund performance during the period?

Strong stock performance and favorable weightings versus the benchmark in the financials and consumer staples sectors positively impacted relative Fund performance for the year. Our energy holdings also advanced relative performance, with oil and gas exploration and development company **Apache Corporation** leading the sector. The Fund benefited from participation in initial public offerings (IPOs) over the period as well.

Strong stock selection in the healthcare sector also positively impacted overall performance. **Barr Pharmaceuticals, Inc.**, for example, rose 77% for the year, driven by its strong generic and proprietary drug sales in markets such as women's health. Barr was the single largest positive contributor to Fund performance for the reporting period on an individual stock basis. In

Largest Equity Holdings (ticker symbol)

1.	Getty Images, Inc. (GYI)	2.06%
2.	Maxim Integrated Products, Inc. (MXIM)	2.03%
3.	Teva Pharmaceutical Industries Limited (TEVA)	1.96%
4.	Barr Pharmaceuticals, Inc. (BRL.A)	1.92%
5.	Amdocs Limited (DOX)	1.87%
6.	Corinthian Colleges, Inc. (COCO)	1.85%
7.	Danaher Corporation (DHR)	1.82%
8.	Gilead Sciences, Inc. (GILD)	1.81%
9.	Fastenal Company (FAST)	1.81%
10.	TJX Companies, Inc. (TJX)	1.80%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

addition, generic pharmaceutical company **Teva Pharmaceutical Industries Limited,** and pharmacy benefit manager **Caremark Rx, Inc.,** also greatly boosted Fund performance in this sector.

Trucking company **J.B. Hunt Transport Services, Inc.** experienced an exceptional increase during the period, rising 84%. The company's business performance was aided by the strengthening economy as well as a favorable industry environment in which many smaller trucking companies grappled with limited capital and a tight driver supply. However, real profit gains came from Hunt's efforts to reduce its operating expenses and increase its productivity. As a result of these strides, Wall Street forecasts for the company rose and became more closely aligned with our estimates.



Growth of $10,000 Investment

■ Dreyfus Founders Mid-Cap Growth Fund-Class F
■ Russell Midcap Growth Index

$24,565

$14,061

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

International Game Technology, the leading maker of games for casinos, appreciated nearly 90% during the period, powered by very strong sales of cashless slot machines and profit growth of over 30%.

Strong stock performance by **Harman International Industries, Inc.**, a provider of audio and other electronics to the consumer and automobile original equipment manufacturer (OEM) markets, and **Cadence Design Systems, Inc.**, a supplier of electronic design automation (EDA) and engineering services, also buoyed relative Fund performance during the period.

Other standout individual performers during the period included financial holdings **Friedman, Billings, Ramsey Group, Inc.** and **New York Community Bancorp, Inc.**

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.47%	—	—	(12.72%)
Without sales charge	36.43%	—	—	(11.42%)
Class B Shares (12/31/99)				
With redemption*	31.04%	—	—	(12.34%)
Without redemption	35.04%	—	—	(11.91%)
Class C Shares (12/31/99)				
With redemption**	34.20%	—	—	(12.23%)
Without redemption	35.20%	—	—	(12.23%)
Class F Shares (9/8/61)	36.64%	(2.27%)	3.47%	N/A
Class R Shares (12/31/99)	36.40%	—	—	(11.19%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	28.90%	—	—	(13.22%)
Without sales charge	35.06%	—	—	(12.22%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's one-year performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What factors detracted from Fund performance?

The Fund's technology investments significantly trailed the benchmark's return in this sector. For example, one of the world's largest distributors of technology equipment, Technology Data Corporation, declined early in the year as pricing and volumes for the industry remained weak. Additionally, the Fund was generally underweight such strong performing industries as communications equipment, Internet software, semiconductors and semiconductor equipment. However, strong selection in the Fund's largest technology industry, systems software, helped mitigate underperformance in the sector.

An underweight position coupled with weak stock selection in the consumer discretionary sector weighed heavily on relative Fund performance, with such holdings as Darden Restaurants, Inc., parent company of such casual restaurants as Red Lobster and Olive Garden, producing a significant drag on performance during the period.

The Fund's overweight position in the industrials sector also impeded relative performance. Poor performance by individual industrials holdings such as L-3 Communications Corporation, a merchant supplier of intelligence, surveillance and reconnaissance systems and products, and uniform specialist Cintas Corporation, negatively impacted the Fund's overall performance in this sector.



Portfolio Composition

26.27% Information Technology
21.26% Consumer Discretionary
17.04% Healthcare
10.62% Industrials
8.80% Financials
4.57% Energy
2.61% Materials
2.22% Consumer Staples
4.05% Other
2.56% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Fund underperformed in the materials sector relative to the benchmark due to poor stock selection. Crown Holdings, Inc., manufacturer of packaging products to consumer marketing companies, was the Fund's second-worst individual performer for the period.

Some additional individual holdings should be singled out for poor performance during the period. Cephalon, Inc., a biotechnology company specializing in narcolepsy and pain products, dropped during the period when sales of the company's leading daytime wakefulness drug, Provigil, fell short of expectations and led to weaker-than-expected profits. Biotechnology holding Medimmune, Inc. likewise fell after a disappointing launch of its new nasal influenza vaccine, FluMist, which failed to generate enough use to meet the investment community's expectations.

Additional detractors from relative Fund performance were other stock-specific disappointments, such as The Pepsi Bottling Group, Inc., MGM Mirage and Quest Diagnostics, Inc.

Some of these positions were sold during the first few months of 2003, unfortunately locking in losses before the market rebounded. However, the capital raised with these sales was quickly re-deployed into other investments that provided the Fund with more attractive alternatives.

We will continue to seek companies we feel possess the best opportunity for superior long-term profit growth, led by management teams we believe may execute the plan and deliver on that potential. As we move into 2004, our Fund strategy remains consistent. We will continue to focus on our bottom-up investment process to identify the most attractive mix of potential reward and limited risk.

Kevin Sonnett, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–92.2%

Air Freight & Logistics–0.5%

20,475	C.H. Robinson Worldwide, Inc.	$ 776,200

Apparel Retail–3.1%

82,594	Ross Stores, Inc.	2,182,959
132,800	TJX Companies, Inc.	2,928,240
		5,111,199

Apparel, Accessories & Luxury Goods–0.9%

36,375	Coach, Inc.*	1,373,157

Application Software–3.4%

101,425	Cadence Design Systems, Inc.*	1,823,621
64,900	Citrix Systems, Inc.*	1,376,529
47,425	Mercury Interactive Corporation*	2,306,752
		5,506,902

Asset Management & Custody Banks–2.1%

40,500	Federated Investors, Inc. Class B	1,189,080
74,800	SEI Investments Company	2,279,156
		3,468,236

Biotechnology–1.8%

50,700	Gilead Sciences, Inc.*	2,947,698

Broadcasting & Cable TV–0.8%

50,375	Cox Radio, Inc. Class A*	1,270,961

Casinos & Gaming–1.1%

47,850	International Game Technology	1,708,245

Communications Equipment–1.2%

42,050	Foundry Networks, Inc.*	1,150,488
38,025	Polycom, Inc.*	742,248
		1,892,736

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece			NW	Norway
AT	Austria	HK	Hong Kong			PT	Portugal
BD	Bermuda	ID	Indonesia			PU	Puerto Rico
BE	Belgium	IE	Ireland			SA	South Africa
BR	Brazil	IN	India			SG	Singapore
CA	Canada	IS	Israel			SP	Spain
CI	Channel Islands	IT	Italy			SW	Sweden
CN	China	JA	Japan			SZ	Switzerland
DE	Denmark	KR	South Korea			TH	Thailand
FI	Finland	LU	Luxembourg			TW	Taiwan
FR	France	MA	Malaysia			UK	United Kingdom
GE	Germany	NE	Netherlands			VI	Virgin Islands

Shares		Market Value

Computer & Electronics Retail–1.0%

31,425	Best Buy Company, Inc.	$ 1,641,642

Computer Storage & Peripherals–2.2%

136,675	Maxtor Corporation*	1,517,093
39,600	QLogic Corporation*	2,043,360
		3,560,453

Consumer Electronics–0.7%

15,475	Harman International Industries, Inc.	1,144,841

Data Processing & Outsourced Services–3.4%

47,635	Affiliated Computer Services, Inc. Class A*	2,594,202
73,000	Fiserv, Inc.*	2,884,230
		5,478,432

Diversified Commercial Services–3.8%

10,075	Apollo Group, Inc. Class A*	685,100
92,439	ARAMARK Corporation Class B	2,534,677
54,049	Corinthian Colleges, Inc.*	3,002,962
		6,222,739

Electronic Equipment Manufacturers–2.2%

166,500	Symbol Technologies, Inc.	2,812,185
23,575	Waters Corporation*	781,747
		3,593,932

Employment Services–1.1%

39,200	Manpower, Inc.	1,845,536

Exchange Traded Funds–4.1%

34,100	Internet Architecture HOLDRS Trust	1,227,941
17,300	Internet HOLDRS Trust	868,287
29,575	iShares Goldman Sachs Networking Index Fund*	816,566
32,400	iShares Goldman Sachs Software Index Fund*	1,223,424
41,225	iShares Russell 2000 Growth Fund	2,442,581
		6,578,799

Food Distributors–0.9%

37,150	Sysco Corporation	1,383,095

Food Retail–0.9%

20,750	Whole Foods Market, Inc.*	1,392,948

General Merchandise Stores–1.1%

60,175	Dollar Tree Stores, Inc.*	1,808,861

Healthcare Distributors–0.4%

10,900	Patterson Dental Company*	699,344

* Non-income producing.
HOLDRS - Holding Company Depositary Receipts
See notes to financial statements.

Shares		Market Value
Healthcare Equipment–4.0%		
43,875	Biomet, Inc.	$ 1,597,489
32,900	Boston Scientific Corporation*	1,209,404
44,987	DENTSPLY International, Inc.	2,032,063
28,025	St. Jude Medical, Inc.*	1,719,334
		6,558,290
Healthcare Services–1.3%		
31,400	Caremark Rx, Inc.*	795,362
18,750	Express Scripts, Inc. Class A*	1,245,563
		2,040,925
Home Entertainment Software–0.6%		
50,625	Activision, Inc.*	921,375
Home Furnishings–1.3%		
32,150	Leggett & Platt, Inc.	695,405
19,075	Mohawk Industries, Inc.*	1,345,551
		2,040,956
Homebuilding–0.5%		
9,175	Lennar Corporation Class A	880,800
Hotels, Resorts & Cruise Lines–1.0%		
95,625	Hilton Hotels Corporation	1,638,056
Industrial Conglomerates–1.8%		
32,130	Danaher Corporation	2,947,927
Industrial Gases–0.8%		
32,775	Praxair, Inc.	1,252,005
Investment Banking & Brokerage–1.8%		
205,000	Ameritrade Holding Corporation*	2,884,350
Leisure Facilities–0.9%		
43,300	Royal Caribbean Cruises Limited	1,506,407
Managed Healthcare–2.4%		
16,225	Anthem, Inc.*	1,216,875
15,000	PacifiCare Health Systems, Inc.*	1,014,000
18,000	WellPoint Health Networks, Inc.*	1,745,820
		3,976,695
Metal & Glass Containers–1.0%		
28,225	Ball Corporation	1,681,363
Oil & Gas Equipment & Services–2.9%		
68,225	BJ Services Company*	2,449,278
55,600	Smith International, Inc.*	2,308,512
		4,757,790
Oil & Gas Exploration & Production–1.6%		
32,801	Apache Corporation	2,660,161

Shares		Market Value

Other Diversified Financial Services–2.2%

37,775	Ambac Financial Group, Inc.	$ 2,621,207
41,775	Friedman, Billings, Ramsey Group, Inc.	964,167
		3,585,374

Personal Products–0.5%

21,150	Estée Lauder Companies, Inc. Class A	830,349

Pharmaceuticals–5.1%

73,700	Andrx Corporation*	1,771,748
40,550	Barr Pharmaceuticals, Inc.*	3,120,323
30,425	MGI Pharma, Inc.*	1,251,989
46,300	Watson Pharmaceuticals, Inc.*	2,129,800
		8,273,860

Property & Casualty Insurance–0.8%

40,275	Infinity Property & Casualty Corporation	1,331,089

Publishing–3.7%

66,650	Getty Images, Inc.*	3,341,165
22,875	McClatchy Company Class A	1,573,800
23,600	New York Times Company Class A	1,127,844
		6,042,809

Restaurants–1.5%

72,925	Brinker International, Inc.*	2,418,193

Semiconductor Equipment–1.5%

81,800	MKS Instruments, Inc.*	2,372,200

Semiconductors–5.2%

65,650	Fairchild Semiconductor Corporation Class A*	1,639,281
32,450	Intersil Corporation Class A	806,383
66,250	Maxim Integrated Products, Inc.	3,299,250
29,350	Microchip Technology, Inc.	979,116
76,675	Semtech Corporation*	1,742,823
		8,466,853

Specialized Finance–0.4%

10,475	Moody's Corporation	634,261

Specialty Stores–3.7%

9,175	AutoZone, Inc.*	781,802
58,875	Bed Bath & Beyond, Inc.*	2,552,231
95,825	Staples, Inc.*	2,616,023
		5,950,056

Steel–0.8%

33,675	International Steel Group, Inc.*	1,311,641

Systems Software–2.2%

19,600	Adobe Systems, Inc.	770,280
45,550	Macrovision Corporation*	1,028,975
50,750	Symantec Corporation*	1,758,488
		3,557,743

* Non-income producing.

See notes to financial statements.

Shares		Market Value
Technology Distributors–1.6%		
44,400	CDW Corporation	$ 2,564,544
Thrifts & Mortgage Finance–1.1%		
46,406	New York Community Bancorp, Inc.	1,765,748
Trading Companies & Distributors–1.8%		
58,875	Fastenal Company	2,940,218
Trucking–1.5%		
92,850	JB Hunt Transport Services, Inc.*	2,507,879
Total Common Stocks (Domestic)		
(Cost–$124,593,270)		149,705,873
Common Stocks (Foreign)–5.2%		
Application Software–1.9%		
135,100	Amdocs Limited (CI)*	3,037,048
IT Consulting & Other Services–1.0%		
64,825	Accenture Limited Class A ADR (BD)*	1,706,194
Pharmaceuticals–1.9%		
56,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	3,175,760
Thrifts & Mortgage Finance–0.4%		
19,350	Doral Financial Corporation (PU)	624,618
Total Common Stocks (Foreign)		
(Cost–$6,728,305)		8,543,620

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–1.8%		
$2,900,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 2,899,940
Total U.S. Agency Discount Notes		
(Amortized Cost–$2,899,940)		2,899,940
Total Investments–99.2%		
(Total Cost–$134,221,515)		161,149,433
Other Assets and Liabilities–0.8%		1,265,074
Net Assets–100.0%		$162,414,507

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Assets

Investment securities, at cost	$134,221,515
Investment securities, at market	161,149,433
Cash	110,890
Receivables:	
Investment securities sold	5,704,748
Capital shares sold	27,019
Dividends	38,808
Other assets	15,139
Total Assets	167,046,037

Liabilities

Payables and other liabilities:	
Investment securities purchased	4,191,296
Capital shares redeemed	107,777
Advisory fees	109,135
Shareholder servicing fees	15,071
Accounting fees	8,221
Distribution fees	31,678
Transfer agency fees	24,445
Custodian fees	490
Other	143,417
Total Liabilities	4,631,530
Net Assets	$162,414,507

Net Assets consist of:

Capital (par value and paid-in surplus)	$218,073,564
Accumulated net investment loss	(15,164)
Accumulated net realized loss from security transactions	(82,571,811)
Net unrealized appreciation on investments	26,927,918
Total	$162,414,507

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003 *(continued)*

Net Assets—Class A	$	1,190,590
Shares Outstanding—Class A		338,414
Net Asset Value, Redemption Price Per Share	$	3.52
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	3.73
Net Assets—Class B	$	1,586,902
Shares Outstanding—Class B		463,226
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.43
Net Assets—Class C	$	323,067
Shares Outstanding—Class C		95,669
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.38
Net Assets—Class F		$159,160,902
Shares Outstanding—Class F		44,456,647
Net Asset Value, Offering and Redemption Price Per Share	$	3.58
Net Assets—Class R	$	119,048
Shares Outstanding—Class R		33,476
Net Asset Value, Offering and Redemption Price Per Share	$	3.56
Net Assets—Class T	$	33,998
Shares Outstanding—Class T		10,038
Net Asset Value, Redemption Price Per Share	$	3.39
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	3.55

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 615,664
Interest	37,699
Foreign taxes withheld	(2,821)
Total Investment Income	650,542

Expenses:

Advisory fees—Note 2	1,067,149
Shareholder servicing fees—Note 2	187,467
Accounting fees—Note 2	79,360
Distribution fees—Note 2	327,456
Transfer agency fees—Note 2	120,174
Registration fees	75,381
Postage and mailing expenses	25,652
Custodian fees and expenses—Note 2	10,187
Printing expenses	45,011
Legal and audit fees	18,276
Directors' fees and expenses—Note 2	29,908
Other expenses	29,034
Total Expenses	2,015,055
Earnings Credits	(2,314)
Waived Expenses	(1,996)
Expense Offset to Broker Commissions	(3,995)
Net Expenses	2,006,750
Net Investment Loss	(1,356,208)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain on Security transactions	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	25,868,151
Net Realized and Unrealized Gain	46,679,126
Net Increase in Net Assets Resulting from Operations	$45,322,918

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (1,356,208)	$ (1,349,450)
Net Realized Gain (Loss)	20,810,975	(27,913,078)
Net Change in Unrealized Appreciation / Depreciation	25,868,151	(1,680,486)
Net Increase (Decrease) in Net Assets Resulting from Operations	45,322,918	(30,943,014)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	542,198	66,609
Class B	264,005	150,527
Class C	(52,492)	(6,389)
Class F	24,535,977	620,840
Class R	9,780	57,755
Class T	5,472	6,135
Net Increase from Capital Share Transactions	25,304,940	895,477
Net Increase (Decrease) in Net Assets	70,627,858	(30,047,537)
Net Assets		
Beginning of year	$ 91,786,649	$121,834,186
End of year (including accumulated net investment loss of $15,164 and $0, respectively)	$162,414,507	$ 91,786,649

See notes to financial statements.

18

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 2.58	$ 3.44	$ 4.38	$ 8.68
Income from investment operations:				
Net investment income (loss)	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized				
gains (losses) on securities	0.91	(0.82)	(0.88)	(2.05)
Total from investment				
operations	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.52	$ 2.58	$ 3.44	$ 4.38
Total return*	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,191	$ 476	$ 538	$ 625
Net expenses to average net assets#	1.86%	2.15%	2.46%	1.25%
Gross expenses to average net assets#	1.87%	2.15%	2.47%	1.29%
Net investment loss to average				
net assets	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	160%	216%	214%	226%

* Sales charges are not reflected in the total return.
\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 2.54	$ 3.39	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.92	(0.80)	(0.88)	(2.09)
Total from investment operations	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.43	$ 2.54	$ 3.39	$ 4.32
Total return*	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,587	$ 969	$ 1,138	$ 1,047
Net expenses to average net assets#	2.64%	2.67%	2.58%	1.99%
Gross expenses to average net assets#	2.65%	2.68%	2.59%	2.04%
Net investment loss to average net assets	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	160%	216%	214%	226%

---

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 2.50	$ 3.36	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized				
gains (losses) on securities	0.98	(0.78)	(0.88)	(2.09)
Total from investment				
operations	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.38	$ 2.50	$ 3.36	$ 4.32
Total return*	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 323	$ 274	$ 380	$ 422
Net expenses to average net assets#,†	2.51%	2.98%	3.93%	2.00%
Gross expenses to average net assets#,† ...	2.51%	2.99%	3.94%	2.04%
Net investment loss to				
average net assets†	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	160%	216%	214%	226%

---

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.03% (2002) and 4.24% (2001). The gross expense ratios would have been 3.04% (2002) and 4.25% (2001). The net investment loss ratios would have been (2.70%) (2002) and (3.72%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44
Income from investment operations:					
Net investment income (loss) . . .	0.02	(0.04)	(0.05)	(0.03)	(0.08)
Net realized and unrealized gains (losses) on securities	0.94	(0.81)	(0.84)	(2.06)	3.12
Total from investment operations	0.96	(0.85)	(0.89)	(2.09)	3.04
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	(2.23)	(1.80)
Total distributions	0.00	0.00	0.00	(2.23)	(1.80)
Net Asset Value, end of year	$ 3.58	$ 2.62	$ 3.47	$ 4.36	$ 8.68
Total return	36.64%	(24.50%)	(20.41%)	(23.69%)	(42.27%)
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$159,161	$89,970	$119,708	$166,365	$253,385
Net expenses to average net assets#	1.50%	1.56%	1.37%	1.36%	1.40%
Gross expenses to average net assets#	1.51%	1.56%	1.39%	1.39%	1.42%
Net investment loss to average net assets	(1.01%)	(1.22%)	(0.84%)	(0.92%)	(0.98%)
Portfolio turnover rate@	160%	216%	214%	226%	186%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than
$0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements,
waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of
purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or
less, by the average value of the portfolio securities held during the period, which is a rolling 12-month
period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 2.61	$ 3.48	$ 4.39	$ 8.68
Income from investment operations:				
Net investment income (loss)	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized				
gains (losses) on securities	0.98	(0.83)	(0.92)	(2.03)
Total from investment				
operations	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.56	$ 2.61	$ 3.48	$ 4.39
Total return	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 119	$ 77	$ 49	$ 7
Net expenses to average net assets#,†	1.64%	1.97%	2.89%	1.00%
Gross expenses to average net assets#,† . . .	1.64%	1.97%	2.91%	1.03%
Net investment loss to average				
net assets†	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	160%	216%	214%	226%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.49% (2002) and 57.53% (2001). The gross expense ratios would have been 3.49% (2002) and 57.54% (2001). The net investment loss ratios would have been (3.15%) (2002) and (57.04%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 2.51	$ 3.39	$ 4.35	$ 8.68
Income from investment operations:				
Net investment loss	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized				
gains (losses) on securities	0.90	(0.82)	(0.85)	(2.08)
Total from investment				
operations	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.39	$ 2.51	$ 3.39	$ 4.35
Total return*	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 34	$ 20	$ 20	$ 29
Net expenses to average net assets#,†	2.76%	3.63%	3.11%	1.50%
Gross expenses to average net assets#,† . . .	2.76%	3.64%	3.13%	1.55%
Net investment loss to average				
net assets†	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	160%	216%	214%	226%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 10.29% (2002) and 28.89% (2001). The gross expense ratios would have been 10.30% (2002) and 28.91% (2001). The net investment loss ratios would have been (9.95%) (2002) and (28.35%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $116,874 and $65,407, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $43,721 and $23,773, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$3,179
Class B	$6,585
Class C	$1,404
Class R	$ 549
Class T	$ 324

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $316,409 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,458
Class B	$8,578	$2,859
Class C	$2,401	$ 801
Class T	$ 68	$ 68

During the year ended December 31, 2003, DSC retained $572 and $33 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $2,629 and $269 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Notes to Financial Statements
(continued)

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,996. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,341,044	$0	$(1,341,044)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $17,249,198.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 82,241,465
Federal Tax Cost	$134,551,861
Gross Tax Appreciation of Investments	$ 27,113,453
Gross Tax Depreciation of Investments	$ (515,881)
Net Tax Appreciation	$ 26,597,572

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	244,735	$ 828,175	282,153	$ 757,701
Redeemed	(90,696)	$ (285,977)	(254,287)	$ (691,092)
Net Increase	**154,039**	**$ 542,198**	**27,866**	**$ 66,609**
Class B				
Sold	145,154	$ 449,120	156,797	$ 474,952
Redeemed	(63,928)	$ (185,115)	(110,190)	$ (324,425)
Net Increase	**81,226**	**$ 264,005**	**46,607**	**$ 150,527**
Class C				
Sold	56,880	$ 169,451	29,342	$ 92,484
Redeemed	(70,756)	$ (221,943)	(32,951)	$ (98,873)
Net Decrease	**(13,876)**	**$ (52,492)**	**(3,609)**	**$ (6,389)**
Class F				
Sold	19,131,927	$ 50,872,801	15,890,407	$ 45,272,617
Redeemed	(8,999,875)	$(26,336,824)	(16,090,739)	$(44,651,777)
Net Increase (Decrease)	**10,132,052**	**$ 24,535,977**	**(200,332)**	**$ 620,840**
Class R				
Sold	15,172	$ 45,615	41,636	$ 135,210
Redeemed	(11,397)	$ (35,835)	(26,128)	$ (77,455)
Net Increase	**3,775**	**$ 9,780**	**15,508**	**$ 57,755**
Class T				
Sold	2,448	$ 6,710	4,300	$ 13,887
Redeemed	(403)	$ (1,238)	(2,324)	$ (7,752)
Net Increase	**2,045**	**$ 5,472**	**1,976**	**$ 6,135**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $227,564,229 and $204,928,042, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

Dreyfus Founders
Mid-Cap Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-MC-03

ANNUAL REPORT

Dreyfus Founders Passport Fund

Investment Update

December 31, 2003


PASSPORT

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

M A N A G E M E N T   O V E R V I E W



A discussion with portfolio manager Tracy Stouffer, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

Dreyfus Founders Passport Fund had a very impressive year, significantly outperforming its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 61.81% for the period. The Fund also bested the large-cap MSCI World ex U.S. Index, which returned 39.42% for the year.

What dynamics affected international small-cap stocks during the year?

Uncertainty plagued the year's opening, due in large part to the impending conflict in Iraq. Corporate spending remained sluggish and consumer spending proved to be the main driver. However as the Iraqi conflict moved toward a resolution, investors regained confidence in an emerging economic recovery and began increasing their risk appetite.

2003 saw the global stock markets experiencing their first broad-based rally in four years. Several factors revived the markets after their

"There were numerous compelling growth opportunities during the year, most of which revolved around the Asian growth story, with China as the great growth engine of 2003 causing a surge in commodity prices."

Performance Highlights

- 2003 saw the global stock markets experiencing their first broad-based rally in four years.
- The Fund significantly outperformed its benchmarks for the year.
- The Fund's holdings in numerous Asian domestic engineering and construction companies reaped the benefits of a tremendous infrastructure boom throughout Asia.
- The Fund's large weighting in Japan was the principal contributor to performance for the period, as after years of restructuring, the Japanese economy was finally poised to benefit from some improvement.
- The Fund's overweight positions in Israel and Taiwan, and its underweight position in Canada dampened relative returns for the period.

three-year lull: a global easing of interest rates, improved corporate earnings spurred by cost-cutting measures and debt reduction, and the emergence of China as a secondary growth engine for the world. While the developed markets achieved impressive gains, the rally was most pronounced in the emerging markets sector. Unlike its small-cap benchmark, the Fund benefited from exposure in the emerging markets, maintaining about a 22% weighting in the emerging markets throughout the year, garnering bountiful gains specifically from Asia and Latin America.

What factors benefited Fund performance during the period?

There were numerous compelling growth opportunities during the year, most of which revolved around the Asian growth story, with China as the great growth engine of 2003 causing a surge in commodity prices. As a result, commodity companies around the world profited from China's increasing demand for metal and other raw materials. Japanese heavy equipment manufacturers benefited from the building boom in China, as they were a large supplier of construction equipment.

A tremendous infrastructure expansion continued to evolve throughout Asia in 2003. In the industrials sector, numerous Asian domestic engineering and construction companies reaped the benefits of this growth, posting excellent returns. The Fund was well positioned to garner the gains seen in this sector.

The Fund's large weighting in Japan was the principal contributor to performance for the period. After years of restructuring, the Japanese economy was finally poised to benefit from some improvement. The recovery has largely presented itself in Japan's small-capitalization stocks, which far outperformed the country's large-cap issues. For example, the JASDAQ[1] exchange, similar to the United States' Nasdaq, was up 77% for 2003, while the Topix Small Cap Index[2] saw a gain of 36% for the same period. These smaller companies have been better positioned to restructure for profitability as they do not participate in the common practice of holding shares in other institutions. This cross-share holding practice has proven to be a burden to large Japanese companies' restructuring efforts.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Fast Search & Transfer ASA (Norway; FAST)	1.40%
2.	Andritz AG (Austria; ANDR)	1.35%
3.	SBS Broadcasting SA (Luxembourg; SBTV)	1.26%
4.	Siemens India Limited (India; SIEI)	1.25%
5.	Fullcast Company Limited (Japan; 4848)	1.18%
6.	ABB Limited (India; ABB)	1.18%
7.	Jeronimo Martins SGPS SA (Portugal; JMT)	1.16%
8.	Kemira Oyj (Finland; KRA)	1.15%
9.	JGC Corporation (Japan; 1963)	1.12%
10.	Grande Holdings Limited (Hong Kong; 186)	1.10%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

---

[1]The JASDAQ market is the Japanese share trading market geared to small and medium companies and mid-size ventures.

[2]The Topix Small Cap Index is a capitalization-weighted index designed to measure the performance of the stocks not included in the larger-cap Topix 500 Index that are listed on the First Section of the Tokyo Stock Exchange.

Although Japan still represented the Fund's largest country weighting at year-end, we began to pare back holdings as we felt earnings momentum for restructuring stocks was peaking for the near term. We instead added positions in India, whose domestic economy is booming due to a good monsoon season and its growing status as a business processing outsourcing



Growth of $10,000 Investment

■ **Dreyfus Founders Passport Fund-Class F**
■ **MSCI World ex U.S. Index**

$20,289
$15,874

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

market. Indian construction and engineering firms have profited from energy and other civil infrastructure projects. These factors have assisted the country's burgeoning economy and the success of its stock market over the past year. Fund holdings involved in Indian infrastructure and domestic demand were strong contributors to the Fund's annual return.

Examining the effect individual holdings had on Fund performance, it becomes obvious that 2003 was also the year in which Internet companies possessing valid business models became profitable. The Fund's best

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	64.81%	—	—	(9.66%)
Without sales charge	74.94%	—	—	(8.31%)
Class B Shares (12/31/99)				
With redemption*	69.46%	—	—	(9.63%)
Without redemption	73.46%	—	—	(9.02%)
Class C Shares (12/31/99)				
With redemption**	72.52%	—	—	(9.07%)
Without redemption	73.52%	—	—	(9.07%)
Class F Shares (11/16/93)	75.15%	5.79%	7.33%	7.79%
Class R Shares (12/31/99)	75.60%	—	—	(9.00%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	66.26%	—	—	(10.22%)
Without sales charge	74.08%	—	—	(9.18%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

example of this, as well as its best performer, was **lastminute.com PLC**, a British-based web company offering last minute entertainment and vacation opportunities. Filling a niche in the online travel market, lastminute.com has been very successful, offering more flexibility than traditional travel arrangement sources.

Thai-based Italian-Thai Development, a designer and constructor of civil engineering projects, was the Fund's second best performing stock for the year. The company was well positioned to gain from the Thai government's push for infrastructure projects during the year.

The Fund also benefited from participation in initial public offerings (IPOs) over the period.

Direct Fund exposure to the local markets in China was minimal as the Fund mainly invested in companies outside the country that benefited from its growth. As most of the Chinese markets did not fare as well as the majority of world regions in 2003, this positioning proved to be beneficial



Portfolio Composition

13.63% Japan
11.94% India
8.89% Hong Kong
6.80% Canada
6.74% United Kingdom
5.38% Thailand
5.31% Sweden
4.38% Germany
34.86% Other Countries
2.07% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

to Fund performance. Many local Chinese companies are poorly run former government-owned institutions, and there is an abundance of highly speculative investment in China. The Chinese government, however, is gradually trying to improve the Chinese corporate culture.

What factors negatively impacted Fund performance?
The Fund's overweight positions in Israel and Taiwan, and its underweight position in Canada, dampened relative returns for the period. Poor stock selection in the Taiwanese market also produced a drag on overall Fund performance. Additionally, the Fund's average cash allocation of 5.90% produced a negative effect on Fund performance as compared to the fully invested Indexes.

When looking at holdings that underperformed, there are two companies that stand out: M-Systems Flash Disk Pioneers Limited, a developer, manufacturer and marketer of data storage products, and TOMRA Systems ASA, a Norwegian manufacturer of vending machines for recycling beverage containers. M-Systems' earnings came in below expectations and ongoing delays in the German recycling market's regulatory environment led to TOMRA's sluggish performance. The Fund's positions in both companies were liquidated.

As we enter 2004, our strategy remains constant: we remain committed to our fundamental-based investment strategy to seek international small-capitalization companies with the strongest growth potential.

Tracy Stouffer, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
December 31, 2003

Shares		Market Value
Common Stocks (Foreign)–94.2%		
Advertising–1.6%		
10,875	Ipsos (FR)	$ 1,015,072
23,800	LG Ad, Inc. (KR)	417,474
38,070	Phoenix Communications, Inc. (KR)*	686,953
		2,119,499
Agricultural Products–0.8%		
97,900	Agricore United (CA)	689,383
592,800	Univanich Palm Oil Public Company Limited NVDR Shares (TH)* ...	460,057
		1,149,440
Air Freight & Logistics–0.7%		
2,112,000	Goodpack Limited (SG)	1,013,531
Alternative Carriers–0.8%		
312,875	QSC AG (GE)*	1,124,740
Apparel, Accessories & Luxury Goods–1.0%		
51,925	Hockey Company Holdings, Inc. 144A (CA)*,†	602,704
291,875	Titan Industries Limited (IN)	827,166
		1,429,870
Application Software–2.5%		
184,450	Aldata Solution Oyj (FI)*	451,353
679,452	Intec Telecom Systems PLC (UK)*	719,227
56,850	Mphasis BFL Limited (IN)	946,981
77,546	Subex Systems Limited (IN)	678,666
395,575	Telelogic AB (SW)*	632,234
		3,428,461
Asset Management & Custody Banks–0.5%		
18,800	AWD Holding AG (GE)	652,593

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kngdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Auto Parts & Equipment–1.3%

197,200	Aapico Hitech Public Company Limited Foreign Shares (TH)	$ 776,408
63,725	Decoma International, Inc. Class A (CA)	654,854
44,000	Suncall Corporation (JA)	351,442
		1,782,704

Automobile Manufacturers–0.7%

114,300	Mahindra & Mahindra Limited (IN)	974,650

Biotechnology–0.5%

27,100	Q-Med AB (SW)*	642,162

Broadcasting & Cable TV–2.0%

166,975	Balaji Telefilms Limited (IN)	367,071
110,000	Naspers Limited (SA)	684,225
52,300	SBS Broadcasting SA (LU)*	1,704,980
		2,756,276

Building Products–0.4%

2,082,500	PT Asahimas Flat Glass Tbk (ID)	488,327

Commercial Printing–0.5%

1,504,000	Next Media Limited (HK)*	711,938

Communications Equipment–2.8%

62,800	Alvarion Limited ADR (IS)*	725,340
268,025	Carphone Warehouse PLC (UK)	707,728
157,875	ECI Telecom Limited (IS)*	904,624
33,837	Sirti SPA (IT)	71,490
308,100	Tandberg Television ASA (NW)*	1,352,291
		3,761,473

Computer Hardware–0.6%

1,790,000	GES International Limited (SG)	748,337

Construction & Engineering–6.2%

108,050	ABB Limited (IN)	1,595,588
229,000	Chiyoda Corporation (JA)*	1,406,009
4,334,000	Guangzhou Shipyard International Company Limited (CN)*	1,021,590
146,000	JGC Corporation (JA)	1,523,075
72,270	Kyeryong Construction Industrial Company Limited (KR)	679,332
120,925	Larsen & Toubro Limited (IN)	1,397,694
1,154,400	TRC Synergy Berhad (MA)	768,587
		8,391,875

Construction Materials–1.2%

2,312,000	Chia Hsin Cement Greater China Holding Corporation (HK)*	589,644
1,000,000	China Resources Cement Holding Limited (HK)*	322,016
41,300	NIBE Industrier AB (SW)	731,832
		1,643,492

* Non-income producing.
† Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.
  ADR - American Depositary Receipt
  NVDR - Non-voting Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Construction, Farm Machinery & Heavy Trucks–0.5%		
2,500,000	First Tractor Company Limited Class H (CN)*	$ 676,233
Consumer Electronics–1.4%		
1,162,000	Grande Holdings Limited (HK)	1,489,245
500,000	Mida Assets Public Company Limited Foreign Shares (TH)*	350,180
		1,839,425
Data Processing & Outsourced Services–0.4%		
44,100	Dicom Group PLC (UK)	541,342
Diversified Banks–0.9%		
1,565,700	Bank of Ayudhya Public Company Limited Foreign Shares (TH)*	557,168
4,585,500	DBS Thai Danu Bank Public Company Limited Foreign Shares (TH)* .	601,794
		1,158,962
Diversified Chemicals–1.1%		
134,200	Kemira Oyj (FI)	1,557,316
Diversified Commercial Services–4.4%		
17,425	Acadomia (FR)	755,860
930	Big Group Company Limited (JA)	1,240,926
92,320	Hexaware Technologies Limited (IN)	840,036
791,425	PHS Group PLC (UK)	1,186,571
49,575	Sixt AG (GE)	744,125
3,597	Telegate AG (GE)*	39,427
90,000	Tribal Group PLC (UK)	539,742
10,200	USS Company Limited (JA)	721,433
		6,068,120
Diversified Metals & Mining–5.1%		
183,000	Amerigo Resources Limited (CA)*	283,216
511,975	Dynatec Corporation (CA)*	697,265
40,075	Fording Canadian Coal Trust (CA)	1,426,488
27,275	Inmet Mining Corporation (CA)*	368,296
27,640	Korea Zinc Company Limited (KR)	728,406
504,850	Mincor Resources NL (AU)	342,349
853,575	Oxiana Limited (AU)*	675,297
25,000,000	PT Bumi Resources Tbk (ID)	1,484,120
64,900	Sumitomo Titanium Corporation (JA)	935,621
		6,941,058
Electrical Components & Equipment–1.2%		
72,025	Siemens India Limited (IN)	1,694,896
Electronic Equipment Manufacturers–1.2%		
1,130,000	Harbin Power Equipment Company Limited (CN)	331,129
114,400	Micronic Laser Systems AB (SW)*	1,327,589
		1,658,718
Employment Services–1.2%		
516	Fullcast Company Limited (JA)	1,598,507
Exchange Traded Funds–0.5%		
41,550	iShares MSCI Brazil Index Fund (BR)	706,350

Shares		Market Value

Food Retail–2.2%

846,900	Dairy Farm International Holdings Limited (HK)	$ 1,448,199
118,700	Jeronimo Martins SGPS SA (PT)*	1,566,097
		3,014,296

Forest Products–0.3%

101,425	Sino-Forest Corporation (CA)*	404,978

Gas Utilities–0.7%

24,650	Gujarat Gas Company Limited (IN)	329,567
1,114,000	Xinao Gas Holdings Limited (CN)*	620,595
		950,162

General Merchandise Stores–0.6%

22,500	Ryohin Keikaku Company Limited (JA)	760,007

Healthcare Distributors–0.5%

252,350	United Drug PLC (IE)	732,095

Healthcare Equipment–1.0%

44,000	Carl Zeiss Meditec AG (GE)*	699,294
13,450	Tecan AG (SZ)	650,315
		1,349,609

Healthcare Facilities–1.0%

480,948	NHP PLC (UK)	1,330,227

Healthcare Supplies–1.3%

66,000	Fujirebio, Inc. (JA)	760,567
378,750	Whatman PLC (UK)	1,050,953
		1,811,520

Heavy Electrical Equipment–0.3%

760,000	Dongfang Electrical Machinery Company Limited (CN)*	362,203

Home Furnishings–0.1%

164,450	Steinhoff International Holdings Limited (SA)	188,471

Home Improvement Retail–0.9%

49,100	Rona, Inc. (CA)*	1,185,041

Homebuilding–1.1%

123,025	Fleetwood Corporation (AU)	574,710
19,000	Goldcrest Company Limited (JA)	904,171
		1,478,881

Hotels, Resorts & Cruise Lines–3.7%

146,360	De Vere Group PLC (UK)	1,069,665
580,150	Hotel Leelaventure Limited (IN)	790,911
136,500	Hotel Shilla Company Limited (KR)	628,943
7,100	Pierre & Vacances (FR)	716,448
3,070,000	Star Cruises Limited (HK)*	890,300
87,300	Thomas Cook Limited (IN)	880,558
		4,976,825

Hypermarkets & Super Centers–0.8%

979,600	Siam Makro Public Company Limited Foreign Shares (TH)	1,137,273

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Industrial Conglomerates–0.8%		
130,980	Hanwha Corporation (KR)	$ 654,076
750,000	United Industrial Corporation Limited (SG)	370,959
		1,025,035
Industrial Machinery–3.1%		
38,225	Andritz AG (AT)	1,829,766
72,750	Bharat Forge Limited (IN)	1,266,288
67,094	Deutz AG New Shares (GE)*	260,658
331,000	Ishikawajima-Harima Heavy Industries Company Limited (JA)	472,548
25,400	Nidec Tosok Corporation (JA)	356,221
		4,185,481
Integrated Oil & Gas–1.0%		
29,800	PetroKazakhstan, Inc. (CA)*	674,956
294,700	Picnic Gas & Engineering Public Company Limited Foreign Shares (TH)*	647,079
		1,322,035
Integrated Telecommunication Services–1.0%		
137,800	Song Networks Holding AB (SW)*	1,292,719
52,500	Yangtze Telecom Corporation (CA)*	80,844
		1,373,563
Internet Software & Services–6.0%		
120,000	Certicom Corporation 144A (CA)*,†	254,430
271,825	Emblaze Systems Limited (IS)*	598,541
866,000	Fast Search & Transfer ASA (NW)*	1,900,493
18,225	Freenet.de AG (GE)*	1,280,440
117	Index Corporation (JA)	687,786
40	Kakaku.com, Inc. (JA)*	285,528
160	Kakaku.com, Inc. New Shares (JA)*	919,660
366,100	Points International Limited (CA)*	283,293
1,228,075	SwitchCore AB (SW)*	757,808
47,125	United Internet AG (GE)	1,132,355
		8,100,334
Leisure Products–1.6%		
26,750	Amer Group Limited (FI)	1,159,009
246,525	lastminute.com PLC (UK)*	981,952
		2,140,961
Marine–0.5%		
1,000	DS Norden AS (DE)	223,608
99,400	Shipping Corporation of India (IN)	393,570
		617,178
Movies & Entertainment–0.7%		
250,075	Gameloft.com (FR)*	977,841
Office Services & Supplies–0.6%		
21,300	Glory Limited (JA)	785,061

Shares		Market Value
Oil & Gas Drilling–1.0%		
2,118,000	China Oilfield Services Limited (CN)	$ 750,232
312,100	Crest Petroleum Berhad (MA)	657,053
		1,407,285
Oil & Gas Equipment & Services–2.1%		
50,000	ProSafe ASA (NW)	1,007,095
186,000	Scomi Group Berhad (MA)	704,842
48,700	TGS Nopec Geophysical Company ASA (NW)*	666,141
359,000	Toyo Kanetsu KK (JA)*	445,526
		2,823,604
Oil & Gas Exploration & Production–0.6%		
170,675	Lundin Petroleum AB (SW)*	813,608
Oil & Gas Refining, Marketing, & Transportation–2.0%		
413,000	Formosa Petrochemical Corporation (TW)*	614,330
47,000	Golar LNG Limited (NW)*	674,678
251,175	Indraprastha Gas Limited (IN)*	816,697
3,110,000	PT Perusahaan Gas Negara 144A (ID)*,†	572,336
		2,678,041
Other Diversified Financial Services–0.6%		
295,140	AMMB Holdings Berhad (MA)	240,772
5,536,000	First Shanghai Investments Limited (HK)	584,718
		825,490
Packaged Foods & Meats–1.6%		
129,750	Balrampur Chini Mills Limited (IN)	793,288
50,000	CoolBrands International, Inc. (CA)*	655,807
16,680	Crown Confectionery Company Limited (KR)	713,957
		2,163,052
Personal Products–2.0%		
3,783,000	Beauty China Holdings Limited (HK)*	1,303,100
51,800	Milbon Company Limited (JA)	1,379,948
		2,683,048
Pharmaceuticals–0.5%		
382,000	Tong Ren Tang Technologies Company Limited (CN)	671,634
Photographic Products–1.2%		
146,000	Pentax Corporation (JA)	882,784
333,125	Photo-Me International PLC (UK)*	691,774
		1,574,558
Publishing–1.0%		
79,200	Elanders AB (SW)*	996,150
299,325	Future Network PLC (UK)*	317,812
		1,313,962

* *Non-income producing.*

† *Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.*

See notes to financial statements.

Shares		Market Value
Railroads–0.6%		
55,375	Container Corporation of India Limited (IN)	$ 807,656
Real Estate Management & Development–5.1%		
2,223,800	Amata Corporation Public Company Limited Foreign Shares (TH)	836,258
1,054,200	Asas Dunia Berhad (MA)	266,324
1,468,000	Asia Orient Holdings Limited (HK)*	444,356
3,468,000	China Overseas Land & Investment Limited (HK)	634,314
42,800	First Juken Company Limited (JA)	918,541
432,150	Immsi SPA (IT)	613,775
250,400	MBK Public Company Limited NVDR Shares (TH)	319,142
1,812,000	Midland Realty Holdings Limited (HK)	495,968
1,734,000	New World Development Company Limited (HK)	1,395,937
4,089,100	Ticon Industrial Connection Public Company Limited Foreign Shares (TH)	1,021,694
		6,946,309
Semiconductor Equipment–0.7%		
167,308	Richtek Technology Corporation (TW)*	911,693
Semiconductors–0.4%		
152,600	Anam Semiconductor, Inc. (KR)*	523,182
Specialty Chemicals–0.8%		
185,000	Chugoku Marine Paints Limited (JA)	1,134,133
Specialty Stores–1.3%		
748,000	Dickson Concepts International Limited (HK)*	611,804
3,000,000	Luk Fook Holdings (International) Limited (HK)	564,171
2,000,000	Sa Sa International Holdings Limited (HK)	560,307
		1,736,282
Steel–0.6%		
122,425	Saw Pipes Limited (IN)	775,336
Systems Software–0.3%		
51,500	Temenos Group AG (SZ)*	370,593
Total Common Stocks (Foreign) **(Cost–$115,966,406)**		127,628,838

Preferred Stocks (Foreign)–2.1%

Commodity Chemicals–0.3%		
16,000	Braskem SA Class A (BR)*	370,468
Paper Products–0.8%		
82,000	Companhia Suzano de Papel e Celulose (BR)	360,686
531,000	Klabin SA (BR)	692,049
		1,052,735
Steel–1.0%		
115,900	Usinas Siderurgicas de Minas Gerais SA Class A (BR)	1,363,884
Total Preferred Stocks (Foreign) **(Cost–$2,606,095)**		2,787,087

Units	Market Value

Foreign Rights and Warrants–1.0%

Integrated Telecommunication Services–0.4%

2,786,000	Jasmine International Public Company Limited Rights (TH)*	$ 481,648

Oil & Gas Drilling–0.5%

411,815	Crest Petroleum Berhad Rights (MA)*	704,420

Integrated Oil & Gas–0.1%

73,675	Picnic Gas & Engineering Public Company Limited Warrants (TH)* ...	105,987

Total Foreign Rights and Warrants
(Cost–$895,484) 1,292,055

Other Securities–0.7%

Industrial Conglomerates–0.0%

204,677	Media Prima Berhad ICULS (MA)	40,397

Integrated Telecommunication Services–0.7%

600,000	Yangtze Telecom Corporation Units 144A (CA)*,†, ^,#	958,988

Total Other Securities
(Cost–$623,934) 999,385

Principal Amount	Amortized Cost

U.S. Agency Discount Notes–3.3%

$4,500,000	Federal National Mortgage Association 0.75% 1/2/04	$ 4,499,906

Total U.S. Agency Discount Notes
(Amortized Cost–$4,499,906) 4,499,906

Total Investments–101.3%
(Total Cost–$124,591,825) 137,207,271

Other Assets and Liabilities–(1.3%) .... (1,694,806)

Net Assets–100.0% $135,512,465

* *Non-income producing.*

† *Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.*

^ *Security is considered to be restricted and illiquid. Acquired on 11/4/03 for $570,000. The aggregate value of restricted securities at December 31, 2003 was $958,988, which was 0.7% of net assets.*

Fair valued security.

ICULS - Irredeemable Convertible Unsecured Loan Stock

NVDR - Non-voting Depositary Receipt

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 124,591,825
Investment securities, at market	137,207,271
Cash	831,254
Foreign currency (cost $1,262,826)	1,287,629
Receivables:	
Investment securities sold	3,407,455
Capital shares sold	107,016
Dividends	235,598
From transfer agent	14,242
Other assets	111,708
Total Assets	143,202,173

Liabilities

Payables and other liabilities:	
Investment securities purchased	5,878,110
Capital shares redeemed	173,575
Advisory fees	112,003
Shareholder servicing fees	18,730
Accounting fees	11,200
Distribution fees	38,586
Transfer agency fees	56,267
Custodian fees	28,658
India and Thailand taxes	1,000,403
To custodian	77,096
Other	295,080
Total Liabilities	7,689,708
Net Assets	$ 135,512,465

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 283,821,637
Accumulated net investment loss	(10,037)
Accumulated net realized loss from security transactions	(159,918,362)
Net unrealized appreciation on investments and foreign currency translation	11,619,227
Total	$ 135,512,465

Net Assets—Class A	$	27,252,014
Shares Outstanding—Class A		1,913,868
Net Asset Value, Redemption Price Per Share	$	14.24
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	15.11
Net Assets—Class B	$	18,198,180
Shares Outstanding—Class B		1,319,868
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	13.79
Net Assets—Class C	$	10,638,983
Shares Outstanding—Class C		773,004
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	13.76
Net Assets—Class F	$	78,759,006
Shares Outstanding—Class F		5,532,377
Net Asset Value, Offering and Redemption Price Per Share	$	14.24
Net Assets—Class R	$	142,464
Shares Outstanding—Class R		10,306
Net Asset Value, Offering and Redemption Price Per Share	$	13.82
Net Assets—Class T	$	521,818
Shares Outstanding—Class T		38,099
Net Asset Value, Redemption Price Per Share	$	13.70
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	14.35

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 1,884,523
Interest	43,180
Foreign taxes withheld	(169,952)
Total Investment Income	1,757,751

Expenses:

Advisory fees—Note 2	971,277
Shareholder servicing fees—Note 2	172,480
Accounting fees—Note 2	97,094
Distribution fees—Note 2	306,016
Transfer agency fees—Note 2	244,697
Registration fees	75,038
Postage and mailing expenses	29,582
Custodian fees and expenses—Note 2	430,741
Printing expenses	54,034
Legal and audit fees	29,714
Directors' fees and expenses—Note 2	24,516
Other expenses	128,024
Total Expenses	2,563,213
Earnings Credits	(3,042)
Waived Expenses	(83,808)
Expense Offset to Broker Commissions	(4,771)
Net Expenses	2,471,592
Net Investment Loss	(713,841)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions (net of foreign taxes on Thailand investments of $915,957)	41,089,342
Foreign currency transactions	(211,706)
Net Realized Gain	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,435,879
Net Realized and Unrealized Gain	55,313,515
Net Increase in Net Assets Resulting from Operations	$54,599,674

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (713,841)	$ (1,023,871)
Net Realized Gain (Loss)	40,877,636	(12,388,968)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,435,879	(2,075,681)
Net Increase (Decrease) in Net Assets Resulting from Operations	54,599,674	(15,488,520)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	8,132,869	(2,916,773)
Class B	(2,705,719)	(4,098,985)
Class C	1,905,536	(2,563,176)
Class F	(4,988,538)	(17,949,856)
Class R	23,012	(21,426)
Class T	(77,846)	(148,171)
Net Increase (Decrease) from Capital Share Transactions	2,289,314	(27,698,387)
Net Increase (Decrease) in Net Assets	56,888,988	(43,186,907)
Net Assets		
Beginning of year	$ 78,623,477	$121,810,384
End of year (including accumulated net investment loss of $10,037 and $1,836, respectively)	$135,512,465	$ 78,623,477

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 8.14	$ 9.68	$ 14.18	$ 22.93
Income from investment operations:				
Net investment income (loss)	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains				
(losses) on securities	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations ..	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 14.24	$ 8.14	$ 9.68	$ 14.18
Total return*	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$27,252	$ 9,422	$14,033	$36,353
Net expenses to average net assets#,† ...	2.45%	2.24%	1.87%	1.59%
Gross expenses to average net assets#,† ..	2.45%	2.24%	1.88%	1.61%
Net investment loss to average net assets† .	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	707%	495%	704%	535%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 2.54% (2003) and 2.27% (2002). The gross expense ratios would have been 2.54% (2003) and 2.27% (2002). The net investment loss ratios would have been (0.92%) (2003) and (0.83%) (2002).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | **Year ended December 31,** | | | |
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.95	$ 9.54	$ 14.08	$ 22.93
Income from investment operations:				
Net investment loss	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains				
(losses) on securities	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations . .	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 13.79	$ 7.95	$ 9.54	$ 14.08
Total return*	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$18,198	$12,810	$19,661	$35,000
Net expenses to average net assets#,†	3.29%	3.09%	2.64%	2.35%
Gross expenses to average net assets#,† . . .	3.30%	3.09%	2.66%	2.38%
Net investment loss to average net assets† .	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	707%	495%	704%	535%

---

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.37% (2003) and 3.12% (2002). The gross expense ratios would have been 3.38% (2003) and 3.12% (2002). The net investment loss ratios would have been (1.52%) (2003) and (1.67%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.93	$ 9.52	$ 14.06	$ 22.93
Income from investment operations:				
Net investment loss	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains				
(losses) on securities	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations . .	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 13.76	$ 7.93	$ 9.52	$ 14.06
Total return*	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$10,639	$ 5,268	$ 8,928	$17,925
Net expenses to average net assets#,†	3.25%	3.05%	2.65%	2.35%
Gross expenses to average net assets#,† . . .	3.25%	3.06%	2.67%	2.38%
Net investment loss to average net assets† .	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	707%	495%	704%	535%

---

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.34% (2003) and 3.07% (2002). The gross expense ratios would have been 3.34% (2003) and 3.08% (2002). The net investment loss ratios would have been (1.52%) (2003) and (1.60%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year ..	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93
Income from investment operations:					
Net investment loss	(0.14)	(0.23)	(0.22)	(0.19)	(0.11)
Net realized and unrealized gains					
(losses) on securities	6.25	(1.31)	(4.28)	(6.60)	12.94
Total from investment operations ..	6.11	(1.54)	(4.50)	(6.79)	12.83
Less dividends and distributions:					
From net investment income ..	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)	(4.83)
Total distributions	0.00	0.00	0.00	(1.97)	(4.83)
Net Asset Value, end of year	$ 14.24	$ 8.13	$ 9.67	$ 14.17	$ 22.93
Total return	75.15%	(15.93%)	(31.76%)	(29.65%)	87.44%
Ratios/Supplemental Data					
Net assets, end of year					
(000s)	$78,759	$50,742	$78,574	$182,036	$261,437
Net expenses to average					
net assets#,†	2.31%	2.18%	1.90%	1.59%	1.63%
Gross expenses to average					
net assets#,†	2.31%	2.18%	1.92%	1.61%	1.64%
Net investment loss to					
average net assets†	(0.45%)	(0.74%)	(0.30%)	(0.88%)	(0.91%)
Portfolio turnover rate@	707%	495%	704%	535%	330%

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 2.40% (2003) and 2.21% (2002). The gross expense ratios would have been 2.40% (2003) and 2.21% (2002). The net investment loss ratios would have been (0.54%) (2003) and (0.77%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.87	$ 9.56	$ 14.22	$ 22.93
Income from investment operations:				
Net investment income (loss)	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains				
(losses) on securities	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations . .	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$13.82	$ 7.87	$ 9.56	$ 14.22
Total return	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 142	$ 37	$ 76	$ 241
Net expenses to average net assets#,†	2.07%	3.91%	1.84%	1.31%
Gross expenses to average net assets#,† . . .	2.08%	3.94%	1.86%	1.33%
Net investment loss to average net assets†	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	707%	495%	704%	535%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.16% (2003), 4.62% (2002), and 2.76% (2001). The gross expense ratios would have been 2.17% (2003), 4.65% (2002), and 2.78% (2001). The net investment loss ratios would have been (0.41%) (2003), (2.91%) (2002), and (1.00%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.87	$ 9.50	$ 14.14	$ 22.93
Income from investment operations:				
Net investment loss	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains				
(losses) on securities	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations . .	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$13.70	$ 7.87	$ 9.50	$ 14.14
Total return *	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 522	$ 345	$ 538	$ 869
Net expenses to average net assets#,†	3.07%	4.03%	3.14%	1.84%
Gross expenses to average net assets#,† . . .	3.07%	4.03%	3.16%	1.87%
Net investment loss to average net assets† .	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	707%	495%	704%	535%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.16% (2003) and 4.05% (2002). The gross expense ratios would have been 3.16% (2003) and 4.05% (2002). The net investment loss ratios would have been (1.15%) (2003) and (2.71%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. Thai foreign shares are valued at the local share price when current foreign share prices are not available or reflective of fair market value. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $49,740 and $26,862, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $28,095 and $9,893, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$56,982
Class B	$64,563
Class C	$26,004
Class R	$ 322
Class T	$ 2,948

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $146,612 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$42,063
Class B	$109,094	$36,365
Class C	$ 49,289	$16,429
Class T	$ 1,021	$ 1,021

During the year ended December 31, 2003, DSC retained $6,036 and $304 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $60,309 and $3,283 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $83,808. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions,

net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$705,640	$573,347	$(1,278,987)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $39,960,650.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$159,719,747
Post-October Capital Loss Deferral	$ 116,722
Post-October Currency Loss Deferral	$ 8,045
Federal Tax Cost	$124,673,718
Gross Tax Appreciation of Investments	$ 15,100,571
Gross Tax Depreciation of Investments	$ (2,567,018)
Net Tax Appreciation	$ 12,533,553

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	3,502,478	$ 36,560,507	5,383,012	$ 50,430,851
Redeemed	(2,746,760)	$(28,427,638)	(5,673,919)	$ (53,347,624)
Net Increase (Decrease)	**755,718**	**$ 8,132,869**	**(290,907)**	**$ (2,916,773)**
Class B				
Sold	58,678	$ 685,415	41,666	$ 391,779
Redeemed	(350,900)	$ (3,391,134)	(489,773)	$ (4,490,764)
Net Decrease	**(292,222)**	**$ (2,705,719)**	**(448,107)**	**$ (4,098,985)**
Class C				
Sold	1,047,656	$ 9,859,862	481,390	$ 4,684,798
Redeemed	(938,988)	$ (7,954,326)	(754,486)	$ (7,247,974)
Net Increase (Decrease)	**108,668**	**$ 1,905,536**	**(273,096)**	**$ (2,563,176)**
Class F				
Sold	3,504,087	$ 34,110,158	9,855,244	$ 92,121,343
Redeemed	(4,216,077)	$(39,098,696)	(11,734,716)	$(110,071,199)
Net Decrease	**(711,990)**	**$ (4,988,538)**	**(1,879,472)**	**$ (17,949,856)**
Class R				
Sold	88,378	$ 927,946	315,313	$ 3,139,336
Redeemed	(82,802)	$ (904,934)	(318,502)	$ (3,160,762)
Net Increase (Decrease)	**5,576**	**$ 23,012**	**(3,189)**	**$ (21,426)**
Class T				
Sold	154,521	$ 1,219,197	371,045	$ 3,559,032
Redeemed	(160,244)	$ (1,297,043)	(383,873)	$ (3,707,203)
Net Decrease	**(5,723)**	**$ (77,846)**	**(12,828)**	**$ (148,171)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $652,404,866 and $651,427,303, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the
statement of investments, and the related statements of operations and of changes in net
assets and the financial highlights present fairly, in all material respects, the financial
position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus
Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the
results of its operations for the year then ended, the changes in its net assets for each of
the two years in the period then ended and the financial highlights for each of the periods
indicated, in conformity with accounting principles generally accepted in the United
States of America. These financial statements and financial highlights (hereafter referred
to as "financial statements") are the responsibility of the Fund's management; our
responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these financial statements in accordance with auditing
standards generally accepted in the United States of America, which require that we plan
and perform the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, and
evaluating the overall financial statement presentation. We believe that our audits, which
included confirmation of securities at December 31, 2003 by correspondence with the
custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

This page intentionally left blank.

Dreyfus Founders Passport Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-PAS-03

ANNUAL REPORT

Dreyfus Founders Worldwide Growth Fund

Investment Update

December 31, 2003

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report


Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**.
If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

Management Overview

  

*A discussion with co-portfolio managers Remi J. Browne, CFA,
John B. Jares, CFA, and Daniel B. LeVan, CFA*

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

2003 has proven to be a substantially positive year for equity markets. Dreyfus Founders Worldwide Growth Fund exhibited strong performance for the year, with returns comparing favorably with the Fund's benchmark, the Morgan Stanley Capital International (MSCI) World Index, which posted a 33.11% return for the 12-month period.

Describe the market factors during the period.

Equity markets worldwide rallied in 2003, after a slow start. The successful military action in Iraq led to increased investor confidence and a resurgence in equity markets. Corporate cost-cutting and debt containment coupled with the historically low interest rates of many central banks helped spark a growing appetite for higher risk, less defensive investment vehicles. In the United States, tax rebate checks provided many families with extra spending money, helping the domestic economy to grow at an annualized rate of 8.2% during the third quarter. The continued

"The improving economic environment laid the background for the positive performance achieved by the Fund."

Performance Highlights

- As the global economic picture began improving during the course of the year, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off activity experienced in the year's opening months.

- Good overall stock selection in the United States assisted the Fund's relative performance as these holdings strongly outperformed the benchmark for the period.

- Relative performance was primarily driven by Fund holdings in the healthcare, consumer staples, consumer discretionary and telecommunications sectors.

- Although the securities in the international portion of the Fund were repositioned in March, three stocks proved to be among the most detrimental to the Fund's annual performance relative to the benchmark.

weakness of the U.S. dollar aided the unhedged U.S. investor as the euro, British pound and yen all gained relative to U.S. currency by year's end.

In Asia, the containment and seeming defeat of the viral illness, Severe Acute Respiratory Syndrome (SARS), provided the region with an economic boost through the middle of the year. The emergence of China as a secondary growth engine to the global economic recovery also came at an appropriate time, lowering the cost of many goods purchased in the western world, and offering outsourcing services that have helped boost corporate profits in more developed countries. China's burgeoning middle class also aided Chinese companies and markets during the period. And finally, after years of restructuring, the Japanese economy appeared poised to benefit from some improvement.

The domestic market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. Consumer spending was high, felt especially in the housing and automobile markets, and productivity beat expectations during the year. Although some domestic economic concerns still existed at year's end, expectations that these will continue to recover in 2004 remained strong.

In general, as the global economic picture began improving, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off activity experienced in the year's opening months.

What management decisions positively impacted Fund performance for the period?

This improving economic environment laid the background for the positive performance achieved by the Fund during the period. Relative performance was primarily driven by Fund holdings in the healthcare, consumer staples, consumer discretionary and telecommunication services sectors.

Good overall stock selection in the United States assisted the Fund's relative performance as these holdings strongly outperformed the benchmark for the period.

Gains in Greece, Ireland and Belgium assisted in counterbalancing the disappointing relative contributions experienced in Switzerland, Canada and the Netherlands.

One of the largest positive contributors to the Fund's performance for the year was Greek financial company, **Alpha Bank AE**. Alpha Bank reported strong third quarter results and issued positive profit growth projections.

Largest Equity Holdings (ticker symbol)	
1. General Electric Company (GE)	2.27%
2. Royal Caribbean Cruises Limited (RCL)	2.25%
3. Maxim Integrated Products, Inc. (MXIM)	2.03%
4. MBNA Corporation (KRB)	1.97%
5. Intel Corporation (INTC)	1.89%
6. Oracle Corporation (ORCL)	1.81%
7. Gilead Sciences, Inc. (GILD)	1.74%
8. Estée Lauder Companies, Inc. (EL)	1.67%
9. Union Pacific Corporation (UNP)	1.63%
10. International Business Machines Corporation (IBM)	1.57%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Another positive contributor to the overall return was German software company **SAP AG**. SAP reaped benefits from an improved environment for software spending as well as from a general improvement in the business pace of the software industry.

The most compelling domestic investment opportunities were found in the consumer discretionary and technology sectors. The increase in consumer confidence, and therefore consumer spending, drove performance in these



Growth of $10,000 Investment

■ Dreyfus Founders Worldwide Growth Fund-Class F
▬ MSCI World Index

$19,934

$13,730

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Morgan Stanley Capital International (MSCI) World Index is an arithmetical average of the performance of selected securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

sectors. Strong stock selection buoyed overall Fund performance with names such as **Best Buy Company, Inc.**, **Royal Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc.** among the top contributors. Solid execution and market share gains from primary competitors drove Best Buy's success. The company also benefited from a recovery in consumer spending and some desirable new product cycles such as digital photography and HDTV. Performance by Royal Caribbean Cruises, one of the Fund's largest holdings, was spurred by an improvement in demand for leisure travel, solid execution and excellent product positioning.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.88%	—	—	(14.62%)
Without sales charge	36.78%	—	—	(13.35%)
Class B Shares (12/31/99)				
With redemption*	31.71%	—	—	(14.51%)
Without redemption	35.71%	—	—	(13.99%)
Class C Shares (12/31/99)				
With redemption**	34.80%	—	—	(14.39%)
Without redemption	35.80%	—	—	(14.39%)
Class F Shares (12/29/89)	36.97%	(3.37%)	3.22%	7.07%
Class R Shares (12/31/99)	37.44%	—	—	(12.92%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	29.90%	—	—	(15.56%)
Without sales charge	35.99%	—	—	(14.58%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Additionally, some domestic holdings within the technology sector favorably impacted performance with companies such as **Intel Corporation**, **VERITAS Software Corporation** and **Cisco Systems, Inc.**, positively contributing to the Fund's overall return. Intel benefited from robust demand for personal computers driven primarily by consumers, while Cisco Systems gained from both product introductions and a rebound in enterprise spending on networking equipment.

What management decisions hindered performance during the year?

Three stocks proved to be among the most detrimental to the Fund's annual performance relative to the benchmark, even though they were sold shortly after Messrs. Browne and LeVan assumed management of the international portion of the portfolio in March: Amvescap PLC, Satyam Computer Services Limited and Fast Retailing Company Limited. Britain's Amvescap, one of the largest independent global investment managers; Satyam Computer Services Limited, a leading global information technology services and consulting company based in India; and Fast Retailing, a Japanese retailing company, were all down in excess of 30% in the first quarter, with active exposures in the Fund between 1.7% to 2% for each holding.



Portfolio Composition

51.87%	United States
9.48%	Japan
9.32%	United Kingdom
4.33%	Germany
3.09%	France
2.90%	Canada
2.26%	Switzerland
2.25%	Netherlands
11.70%	Other Countries
2.80%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Domestically, weak stock selection in various sectors detracted from overall Fund performance during the year, with BMC Software, Inc., **Kohl's Corporation**, and Medimmune, Inc. creating some of the largest hits. A provider of e-business systems management software, BMC Software exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower. An operator of specialty department stores, Kohl's also posted sluggish sales trends and lower margins as consumers shifted spending to other retailers. Biotechnology issue Medimmune saw its stock price drop slightly as the launch of the company's new product, the nasal flu vaccine FluMist, proved to be disappointing. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor demand for the product.

In conclusion, we will continue to rely on our bottom-up research process to seek companies throughout the world that we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

Remi J. Browne, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–51.9%

Aerospace & Defense–1.0%

5,275	General Dynamics Corporation	$ 476,804
9,725	Lockheed Martin Corporation	499,865
		976,669

Airlines–1.0%

32,075	AMR Corporation*	415,371
39,300	Northwest Airlines Corporation Class A*	495,966
		911,337

Aluminum–1.0%

23,625	Alcoa, Inc.	897,750

Apparel Retail–0.6%

24,400	Gap, Inc.	566,324

Biotechnology–1.7%

28,375	Gilead Sciences, Inc.*	1,649,723

Broadcasting & Cable TV–1.2%

20,450	Comcast Corporation Special Class A*	639,676
13,875	Cox Communications, Inc. Class A*	477,994
		1,117,670

Casinos & Gaming–0.8%

17,175	Mandalay Resort Group	768,066

Communications Equipment–0.9%

35,375	Cisco Systems, Inc.*	859,259

Computer & Electronics Retail–0.7%

12,562	Best Buy Company, Inc.	656,239

Computer Hardware–1.6%

16,100	International Business Machines Corporation	1,492,148

Computer Storage & Peripherals–0.3%

25,325	EMC Corporation*	327,199

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value
Consumer Finance–2.0%		
75,000	MBNA Corporation	$ 1,863,750
Data Processing & Outsourced Services–1.1%		
26,450	Fiserv, Inc.*	1,045,040
Department Stores–1.7%		
12,550	Kohl's Corporation*	563,997
13,850	Nordstrom, Inc.	475,055
12,325	Sears Roebuck & Company	560,664
		1,599,716
Diversified Banks–2.0%		
21,200	Bank One Corporation	966,508
15,125	Wells Fargo & Company	890,711
		1,857,219
Drug Retail–1.5%		
38,425	Walgreen Company	1,397,902
Gold–0.8%		
15,650	Newmont Mining Corporation	760,747
Healthcare Equipment–0.7%		
19,400	Boston Scientific Corporation*	713,144
Home Improvement Retail–0.6%		
15,325	Home Depot, Inc.	543,884
Hotels, Resorts & Cruise Lines–0.5%		
12,150	Carnival Corporation	482,720
Hypermarkets & Super Centers–0.5%		
8,750	Wal-Mart Stores, Inc.	464,188
Industrial Conglomerates–2.3%		
69,325	General Electric Company	2,147,689
Industrial Gases–1.4%		
33,700	Praxair, Inc.	1,287,340
Industrial Machinery–0.9%		
10,250	Illinois Tool Works, Inc.	860,078
Investment Banking & Brokerage–0.6%		
6,125	Goldman Sachs Group, Inc.	604,721
Leisure Facilities–2.3%		
61,225	Royal Caribbean Cruises Limited	2,130,018
Movies & Entertainment–1.5%		
62,400	Walt Disney Company	1,455,792
Multi-Line Insurance–1.0%		
14,375	American International Group, Inc.	952,775
Oil & Gas Equipment & Services–0.8%		
18,325	Smith International, Inc.*	760,854
Other Diversified Financial Services–1.1%		
21,583	Citigroup, Inc.	1,047,639

Non-income producing.

See notes to financial statements.

Statement of Investments
December 31, 2003 *(continued)*

Shares		*Market Value*
Personal Products–1.7%		
40,200	Estée Lauder Companies, Inc. Class A	$ 1,578,252
Pharmaceuticals–2.5%		
8,650	Johnson & Johnson	446,859
28,137	Pfizer, Inc.	994,080
22,950	Wyeth	974,228
		2,415,167
Railroads–1.6%		
22,200	Union Pacific Corporation	1,542,456
Semiconductor Equipment–0.7%		
11,300	KLA-Tencor Corporation*	662,971
Semiconductors–6.6%		
55,550	Intel Corporation	1,788,710
35,025	Linear Technology Corporation	1,473,502
38,575	Maxim Integrated Products, Inc.	1,921,035
28,125	Xilinx, Inc.*	1,089,563
		6,272,810
Soft Drinks–0.5%		
9,725	Coca-Cola Company	493,544
Specialty Stores–1.0%		
20,375	Tiffany & Company	920,950
Systems Software–3.2%		
8,000	Adobe Systems, Inc.	314,400
130,275	Oracle Corporation*	1,719,630
28,125	VERITAS Software Corporation*	1,045,125
		3,079,155
Total Common Stocks (Domestic) (Cost–$40,563,804)		49,162,905
Common Stocks (Foreign)–45.3%		
Aerospace & Defense–0.3%		
9,800	Gamesa Corporacion Tecnologica SA (SP)	322,505
Application Software–2.2%		
4,520	SAP AG (GE)	762,836
30,975	SAP AG Sponsored ADR (GE)	1,287,321
		2,050,157
Auto Parts & Equipment–0.5%		
8,400	Canadian Tire Corporation Limited Class A (CA)	256,427
7,000	NOK Corporation (JA)	254,735
		511,162
Automobile Manufacturers–1.3%		
32,400	Nissan Motor Company Limited (JA)	370,044
4,900	Renault SA (FR)	338,080
15,100	Toyota Motor Corporation (JA)	510,049
		1,218,173

Shares		Market Value
Biotechnology–0.6%		
2,900	Actelion Limited (SZ)*	$ 313,026
11,800	QLT, Inc. (CA)*	223,710
		536,736
Brewers–0.7%		
21,000	Asahi Breweries Limited (JA)	191,444
27,000	Fraser & Neave Limited (SG)	200,318
11,400	Orkla ASA (NW)	255,321
		647,083
Broadcasting & Cable TV–0.5%		
18,800	Mediaset SPA (IT)	223,380
57,500	Seven Network Limited (AU)	265,578
		488,958
Communications Equipment–1.2%		
16,300	Nokia Oyj (FI)	281,878
28,300	Nokia Oyj Sponsored ADR (FI)	481,100
3,616	Sagem SA (FR)	387,461
		1,150,439
Computer Storage & Peripherals–1.0%		
23,100	ATI Technologies, Inc. (CA)*	348,386
5,300	Logitech International SA (SZ)*	229,261
8,500	Seiko Epson Corporation (JA)	396,566
		974,213
Construction & Engineering–0.1%		
2,600	ACS, Actividades de Construccion y Servicios SA (SP)	126,917
Construction Materials–0.2%		
50,500	Boral Limited (AU)	193,294
Construction, Farm Machinery & Heavy Trucks–0.3%		
10,200	Volvo AB Class B (SW)	311,870
Consumer Electronics–1.2%		
25,000	Casio Computer Company Limited (JA)	264,533
10,300	Koninklijke (Royal) Philips Electronics NV (NE)	300,763
36,000	Sharp Corporation (JA)	568,032
		1,133,328
Diversified Banks–7.3%		
10,700	ABN AMRO Holding NV (NE)	250,359
38,000	Alpha Bank AE (GR)	1,149,395
42,400	Anglo Irish Bank Corporation PLC (IE)	669,051
90,302	Banca Intesa SPA (IT)	353,098
116,271	Barclays PLC (UK)	1,037,093
10,589	BNP Paribas SA (FR)	666,754
45,100	HBOS PLC (UK)	584,136
7,600	Jyske Bank SA (DE)*	401,680
69	Mitsubishi Tokyo Financial Group, Inc. (JA)	538,248
25,088	Royal Bank of Scotland Group PLC (UK)	739,256

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Diversified Banks (continued)		
17,400	Skandinaviska Enskilda Banken (SW)	$ 256,334
2,800	Societe Generale (FR)	247,225
		6,892,629
Diversified Capital Markets–0.8%		
13,900	Credit Suisse Group (SZ)	508,550
3,744	UBS AG (SZ)	256,401
		764,951
Diversified Metals & Mining–0.3%		
28,000	BHP Billiton PLC (UK)	244,612
Electric Utilities–1.0%		
6,900	E.ON AG (GE)	451,964
13,073	Endesa SA (SP)	251,467
24,300	Fortum Oyj (FI)	250,724
		954,155
Electrical Components & Equipment–0.3%		
29,000	Sumitomo Electric Industries Limited (JA)	259,233
Electronic Equipment Manufacturers–1.0%		
1,700	Keyence Corporation (JA)	358,337
8,300	TDK Corporation (JA)	597,891
		956,228
Food Retail–1.0%		
8,400	Delhaize Group (BE)	432,079
16,100	Metro, Inc. Class A (CA)	272,839
57,900	Tesco PLC (UK)	267,163
		972,081
Healthcare Distributors–0.3%		
8,100	Suzuken Company Limited (JA)	263,021
Healthcare Equipment–0.3%		
32,800	Getinge AB Class B (SW)	314,539
Home Furnishings–0.3%		
6,300	Hunter Douglas NV (NE)	294,895
Homebuilding–0.3%		
26,600	Barratt Developments PLC (UK)	258,571
Household Products–0.2%		
9,550	Reckitt Benckiser PLC (UK)	216,097
Housewares & Specialties–0.7%		
7,600	Citizen Electronics Company Limited (JA)	691,425
Hypermarkets & Super Centers–0.5%		
11,700	Metro AG (GE)	516,524
Industrial Conglomerates–0.3%		
71,700	Keppel Corporation Limited (SG)	257,534
Industrial Machinery–0.4%		
7,400	Saurer AG (SZ)*	328,477

Shares		Market Value
Integrated Oil & Gas–2.2%		
75,642	BP PLC (UK)	$ 613,423
1,300	OMV AG (AT)	193,623
9,200	Repsol YPF SA (SP)	179,405
62,100	Shell Transport & Trading Company PLC (UK)	461,915
3,500	Total SA (FR)	650,732
		2,099,098
Integrated Telecommunication Services–2.5%		
72,300	BT Group PLC (UK)	243,653
20,100	Deutsche Telekom AG (GE)*	368,635
29,300	Koninklijke NV (NE)*	226,181
11,000	TDC AS Class B (DE)	396,903
25,600	Telefonica SA (SP)	375,863
78,400	Telenor ASA (NW)	512,626
49,300	TeliaSonera AB (SW)	257,624
		2,381,485
Investment Banking & Brokerage–0.5%		
28,000	Nomura Holdings, Inc. (JA)	476,813
IT Consulting & Other Services–0.2%		
48,100	LogicaCMG PLC (UK)	220,652
Oil & Gas Exploration & Production–1.8%		
75,900	Cairn Energy PLC (UK)*	544,860
5,200	Canadian National Resources Limited (CA)	263,038
12,700	Eni SPA (IT)	239,647
3,900	Norsk Hydro ASA (NW)	240,643
10,300	Penn West Petroleum Limited (CA)	383,929
		1,672,117
Other Diversified Financial Services–0.5%		
11,000	ING Groep NV (NE)	256,546
9,200	Sun Life Financial, Inc. (CA)	229,947
		486,493
Packaged Foods & Meats–0.7%		
1,500	Groupe Danone (FR)	244,828
20,000	Nisshin Seifun Group, Inc. (JA)	178,035
243,000	Want Want Holdings Limited (SG)	230,850
		653,713
Pharmaceuticals–4.3%		
7,100	AstraZeneca Group PLC (UK)	340,637
6,000	Aventis SA (FR)	396,569
18,200	Axcan Pharma, Inc. (CA)*	285,189
17,800	Eisai Company Limited (JA)	480,004
47,900	Galen Holdings PLC (UK)	613,113
19,152	GlaxoSmithKline PLC (UK)	438,857
11,088	Novartis AG (SZ)	503,389
13,000	Ono Pharmaceuticals Company Limited (JA)	488,849
27,000	Shire Pharmaceuticals Group PLC (UK)*	262,218
5,900	Takeda Chemical Industries Limited (JA)	233,974
		4,042,799

* Non-income producing.

See notes to financial statements.

Shares		Market Value
Precious Metals & Minerals–0.4%		
17,300	ThyssenKrupp AG (GE)	$ 342,596
Property & Casualty Insurance–0.9%		
101,600	QBE Insurance Group Limited (AU)	811,453
Publishing–0.2%		
27,700	Johnston Press PLC (UK)	230,957
Railroads–0.5%		
7,700	Canadian National Railway Company (CA)	487,256
Real Estate Investment Trusts–0.6%		
110	Sumitomo Mitsui Financial Group, Inc. (JA)	586,078
Real Estate Management & Development–0.2%		
2,900	Wereldhave NV (NE)	217,098
Semiconductor Equipment–0.6%		
29,075	ASM Lithography Holding NV NY Shares (NE)*	582,954
Thrifts & Mortgage Finance–0.3%		
23,000	Northern Rock PLC (UK)	293,779
Tires & Rubber–0.4%		
9,900	Continental AG (GE)	376,869
Trading Companies & Distributors–0.3%		
23,000	Mitsubishi Corporation (JA)	243,800
Trucking–0.3%		
37,000	Seino Transportation Company Limited (JA)	305,888
Wireless Telecommunication Services–2.8%		
79	KDDI Corporation (JA)	452,608
121	NTT DoCoMo, Inc. (JA)	274,358
71,200	Telecom Italia Mobile SPA (IT)	387,074
25,100	Telefonica Moviles SA (SP)*	262,144
491,975	Vodafone Group PLC (UK)	1,219,809
		2,595,993
Total Common Stocks (Foreign)		
(Cost–$31,000,664)		42,957,698

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–3.1%		
$2,900,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 2,899,940
Total U.S. Agency Discount Notes		
(Amortized Cost–$2,899,940)		2,899,940
Total Investments–100.3%		
(Total Cost–$74,464,408)		95,020,543
Other Assets and Liabilities–(0.3%)		(241,807)
Net Assets–100.0%		$94,778,736

* *Non-income producing.*
See notes to financial statements.

Assets

Investment securities, at cost	$ 74,464,408
Investment securities, at market	95,020,543
Cash	289,685
Foreign currency (cost $1,021)	1,029
Receivables:	
Capital shares sold	141,932
Dividends	101,875
Other assets	74,529
Total Assets	95,629,593

Liabilities

Payables and other liabilities:	
Investment securities purchased	401,335
Capital shares redeemed	185,355
Advisory fees	78,846
Shareholder servicing fees	9,392
Accounting fees	6,151
Distribution fees	18,971
Transfer agency fees	15,352
Custodian fees	4,455
Other	131,000
Total Liabilities	850,857
Net Assets	$ 94,778,736

Net Assets consist of:

Capital (par value and paid-in surplus)	$158,449,758
Accumulated net investment loss	(14,782)
Accumulated net realized loss from security transactions	(84,219,091)
Net unrealized appreciation on investments and	
foreign currency translation	20,562,851
Total	$ 94,778,736

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003 *(continued)*

Net Assets—Class A	$	656,014
Shares Outstanding—Class A		57,666
Net Asset Value, Redemption Price Per Share	$	11.38
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.07
Net Assets—Class B	$	1,821,058
Shares Outstanding—Class B		165,181
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.02
Net Assets—Class C	$	270,969
Shares Outstanding—Class C		25,066
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.81
Net Assets—Class F	$	70,565,735
Shares Outstanding—Class F		6,184,127
Net Asset Value, Offering and Redemption Price Per Share	$	11.41
Net Assets—Class R	$	21,403,811
Shares Outstanding—Class R		1,844,663
Net Asset Value, Offering and Redemption Price Per Share	$	11.60
Net Assets—Class T	$	61,149
Shares Outstanding—Class T		5,699
Net Asset Value, Redemption Price Per Share	$	10.73
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	11.24

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 1,280,071
Interest	29,612
Foreign taxes withheld	(92,028)
Total Investment Income	1,217,655

Expenses:

Advisory fees—Note 2	814,540
Shareholder servicing fees—Note 2	118,185
Accounting fees—Note 2	62,611
Distribution fees—Note 2	169,431
Transfer agency fees—Note 2	113,426
Registration fees	66,862
Postage and mailing expenses	22,329
Custodian fees and expenses—Note 2	66,896
Printing expenses	54,962
Legal and audit fees	17,658
Directors' fees and expenses—Note 2	18,522
Other expenses	34,367
Total Expenses	1,559,789
Earnings Credits	(1,074)
Waived Expenses	(12,364)
Expense Offset to Broker Commissions	(4,253)
Net Expenses	1,542,098
Net Investment Loss	(324,443)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions	(67,528)
Foreign currency transactions	6,544
Net Realized Loss	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	26,608,251
Net Realized and Unrealized Gain	26,547,267
Net Increase in Net Assets Resulting from Operations	$26,222,824

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (324,443)	$ (493,713)
Net Realized Loss	(60,984)	(21,248,091)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	26,608,251	(11,501,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	26,222,824	(33,243,442)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(95,963)	(185,979)
Class B	(128,745)	(3,433)
Class C	(25,117)	(61,045)
Class F	(9,169,160)	(14,839,943)
Class R	1,759,076	225,695
Class T	(2,291)	(19,951)
Net Decrease from Capital Share Transactions	(7,662,200)	(14,884,656)
Net Increase (Decrease) in Net Assets	18,560,624	(48,128,098)
Net Assets		
Beginning of year	$76,218,112	$124,346,210
End of year (including accumulated net investment loss of $14,782 and $0, respectively)	$94,778,736	$ 76,218,112

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 8.32	$ 11.71	$ 15.78	$ 25.18
Income from investment operations:				
Net investment loss	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains				
(losses) on securities	3.16	(3.24)	(3.98)	(5.44)
Total from investment				
operations	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$11.38	$ 8.32	$ 11.71	$ 15.78
Total return*	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 656	$ 543	$ 1,003	$ 800
Net expenses to average net assets#,†	2.03%	2.06%	2.09%	1.41%
Gross expenses to average net assets#,† . . .	2.03%	2.06%	2.10%	1.43%
Net investment loss to average				
net assets†	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	138%	211%	145%	210%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 2.04%. The gross expense ratio would have been 2.04%. The net investment loss ratio would have been (0.56%).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 8.12	$ 11.52	$ 15.57	$ 25.18
Income from investment operations:				
Net investment loss	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains				
(losses) on securities	3.06	(3.26)	(3.90)	(5.63)
Total from investment				
operations	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$11.02	$ 8.12	$ 11.52	$ 15.57
Total return*	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,821	$ 1,459	$ 2,089	$ 2,329
Net expenses to average net assets#,†	2.80%	2.70%	2.53%	2.21%
Gross expenses to average net assets#,† . . .	2.80%	2.71%	2.54%	2.25%
Net investment loss to average				
net assets†	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	138%	211%	145%	210%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 2.82%. The gross expense ratio would have been 2.82%. The net investment loss ratio would have been (1.32%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.96	$ 11.34	$ 15.56	$ 25.18
Income from investment operations:				
Net investment loss	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains				
(losses) on securities	3.05	(3.08)	(3.92)	(5.64)
Total from investment				
operations	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$10.81	$ 7.96	$ 11.34	$ 15.56
Total return*	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 271	$ 218	$ 380	$ 375
Net expenses to average net assets#,†	2.82%	3.33%	4.17%	2.21%
Gross expenses to average net assets#,† . . .	2.82%	3.33%	4.18%	2.25%
Net investment loss to average				
net assets,†	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	138%	211%	145%	210%

*   Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003 and 2002. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.84% (2003) and 3.40% (2002). The gross expense ratios would have been 2.84% (2003) and 3.40 (2002)%. The net investment loss ratios would have been (1.36%) (2003) and (2.12%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06
Income from investment operations:					
Net investment loss	(0.13)	(0.13)	(0.14)	(0.16)	(0.06)
Net realized and unrealized					
gains (losses) on securities . .	3.21	(3.26)	(3.83)	(5.45)	10.11
Total from investment					
operations	3.08	(3.39)	(3.97)	(5.61)	10.05
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)	(6.94)
Total distributions	0.00	0.00	0.00	(3.87)	(6.94)
Net Asset Value, end of year	$ 11.41	$ 8.33	$ 11.72	$ 15.69	$ 25.17
Total return	36.97%	(28.92%)	(25.30%)	(22.14%)	48.78%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$70,566	$59,890	$101,592	$176,405	$284,839
Net expenses to average					
net assets#,†	1.97%	1.84%	1.60%	1.52%	1.53%
Gross expenses to average					
net assets#,†	1.97%	1.84%	1.61%	1.54%	1.55%
Net investment loss to average					
net assets†	(0.47%)	(0.55%)	(0.50%)	(0.67%)	(0.27%)
Portfolio turnover rate@	138%	211%	145%	210%	157%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 1.98%. The gross expense ratio would have been 1.98%. The net investment loss ratio would have been (0.48%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 8.44	$ 11.81	$ 15.75	$ 25.18
Income from investment operations:				
Net investment loss	(0.00)+	(0.01)	(0.02)	(0.00)+
Net realized and unrealized gains				
(losses) on securities	3.16	(3.36)	(3.92)	(5.56)
Total from investment				
operations	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$ 11.60	$ 8.44	$ 11.81	$ 15.75
Total return	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$21,404	$14,060	$19,193	$27,611
Net expenses to average net assets#,† ...	1.51%	1.41%	1.24%	1.22%
Gross expenses to average net assets#,† ..	1.51%	1.41%	1.25%	1.26%
Net investment loss to average				
net assets†	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	138%	211%	145%	210%

+ Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 1.53%. The gross expense ratio would have been 1.53%. The net investment loss ratio would have been (0.05%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.89	$ 11.46	$ 15.65	$ 25.18
Income from investment operations:				
Net investment loss	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains				
(losses) on securities	2.98	(2.98)	(3.93)	(5.60)
Total from investment				
operations	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$10.73	$ 7.89	$ 11.46	$ 15.65
Total return*	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 61	$ 47	$ 90	$ 48
Net expenses to average net assets#,†	2.54%	4.60%	3.74%	1.72%
Gross expenses to average net assets#,† ...	2.54%	4.60%	3.75%	1.76%
Net investment loss to average				
net assets†	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	138%	211%	145%	210%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.56% (2003), 5.48% (2002), and 10.01% (2001). The gross expense ratios would have been 2.56% (2003), 5.48% (2002), and 10.02% (2001). The net investment loss ratios would have been (1.07%) (2003), (3.76%) (2002), and (8.99%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $71,824 and $40,250, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares paid DTI and ITC $28,643 and $12,628, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$1,888
Class B	$5,202
Class C	$ 806
Class R	$6,868
Class T	$ 293

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $155,738 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,461
Class B	$11,711	$3,904
Class C	$ 1,854	$ 618
Class T	$ 128	$ 128

During the year ended December 31, 2003, DSC retained $1,546 in sales commissions from the sales of Class A shares. DSC also retained $5,371 and $19 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $12,364. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$309,661	$54,521	$(364,182)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$83,274,416
Post-October Capital Loss Deferral	$ 253,252
Post-October Currency Loss Deferral	$ 628
Federal Tax Cost	$75,155,831
Gross Tax Appreciation of Investments	$20,451,558
Gross Tax Depreciation of Investments	$ (586,846)
Net Tax Appreciation	$19,864,712

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	197,675	$ 1,902,667	431,081	$ 4,390,277
Redeemed	(205,316)	$ (1,998,630)	(451,369)	$ (4,576,256)
Net Decrease	**(7,641)**	**$ (95,963)**	**(20,288)**	**$ (185,979)**
Class B				
Sold	13,807	$ 133,035	40,977	$ 409,634
Redeemed	(28,252)	$ (261,780)	(42,643)	$ (413,067)
Net Decrease	**(14,445)**	**$ (128,745)**	**(1,666)**	**$ (3,433)**
Class C				
Sold	50,623	$ 402,228	12,934	$ 110,508
Redeemed	(52,994)	$ (427,345)	(19,036)	$ (171,553)
Net Decrease	**(2,371)**	**$ (25,117)**	**(6,102)**	**$ (61,045)**
Class F				
Sold	2,467,985	$ 22,841,668	4,440,187	$ 42,616,720
Redeemed	(3,470,420)	$(32,010,828)	(5,924,226)	$ (57,456,663)
Net Decrease	**(1,002,435)**	**$ (9,169,160)**	**(1,484,039)**	**$ (14,839,943)**
Class R				
Sold	286,586	$ 2,765,461	427,695	$ 4,393,330
Redeemed	(108,124)	$ (1,006,385)	(386,843)	$ (4,167,635)
Net Increase	**178,462**	**$ 1,759,076**	**40,852**	**$ 225,695**
Class T				
Sold	0	$ 0	142,397	$ 1,559,000
Redeemed	(282)	$ (2,291)	(144,278)	$ (1,578,951)
Net Decrease	**(282)**	**$ (2,291)**	**(1,881)**	**$ (19,951)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $108,289,425 and $115,097,788, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

Dreyfus Founders
Worldwide Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

A-646-WWG-03

Dreyfus Founders Balanced Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

 

A discussion with portfolio manager John Jares, CFA, left, and assistant portfolio manager John Johnson, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

During the first few months of 2003, our defensive equity position and the fixed-income component of the Fund helped cushion returns during the sluggish equity-investing environment. However, with the mid-March market rally, our equity holdings took the limelight, as increased confidence and a shift toward less-defensive investment alternatives helped infuse the market's recovery.

While we were pleased with the Fund's performance during the period, our annual return trailed that of our all-equity benchmark, the Standard & Poor's 500 Index, which returned 28.68% for the year.

What were the broad economic and market factors during the period?

Earlier in the year, a sedentary market backdrop was laid by the potential war in Iraq. Continuing corporate scandals, static corporate spending and high unemployment also weighed on equities, moving investors toward more defensive investments.

However, as we entered the second quarter, the end of the Iraqi conflict and continued economic improvements brought optimism back to the equity market. Additionally, the low

"From a broad perspective, the Fund's solid performance this year was driven by our research process, by fundamentally and individually evaluating companies across all sectors."

Performance Highlights

- The Fund migrated from a fairly defensive position in the first part of the year to a more fully-invested structure later in the year.
- Strong stock selection in the consumer discretionary sector was the largest boon to Fund performance throughout the year.
- Weak stock selection in the information technology and industrials sectors impeded Fund performance.
- The concentration of the Fund's fixed-income assets in the short- and intermediate-maturity sector of the yield curve assisted the Fund's return during the second half of the year.
- An overweight position in the government sector of the fixed-income portion of the Fund's portfolio hampered performance, as did the Fund's quality bias toward higher-grade instruments.

interest rate environment kept consumer confidence high and prompted a shift away from low-yielding alternative investments.

The market's rise can be attributed to various economic improvements during the course of the year. Better-than-expected corporate revenue growth, improved earnings across nearly all sectors, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the recuperation of market and economic trends. Consumer spending was high. Capital spending also appeared to strengthen. Productivity beat expectations during the year, and real gross domestic product (GDP) increased at an annual rate of 8.2% in the third quarter. Although some domestic economic concerns still existed, expectations that the economy may continue to recover in the coming year remained strong.

These stronger equity markets impacted fixed-income issues as well, pushing bond prices lower. As the year continued, interest rates rose across the majority of the yield curves with the aggregate yield curve steepening.

What management decisions positively impacted Fund performance during the year?

From a broad perspective, the Fund's solid performance this year was driven by our research process, by fundamentally and individually evaluating companies across all sectors. For example, the Fund was less exposed to technology earlier in the year. However, as we identified improving

fundamentals, we began to selectively add stocks within this sector to the portfolio. Additionally, we maintained and adjusted our consumer discretionary sector holdings to those more sensitive to an economic upturn, as these companies demonstrated strong earnings data that was again captured by our research process. Finally, the Fund was underweight the large-capitalization pharmaceutical industry as these companies continued to struggle with slowing revenue growth and bottom lines, as well as products meeting generic substitution. Finally, the Fund migrated from a fairly defensive position in the first part of the year to a more fully invested structure later in 2003 through the addition of such names as **Alcoa, Inc.** and **Lam Research Corporation**.

Strong stock selection in the consumer discretionary sector was the largest boon to Fund performance throughout the year. Improving fundamentals within the technology, materials, financials and consumer discretionary sectors prompted us to select holdings that we believed were most likely to exhibit strong earnings-per-share growth. The most compelling growth was ultimately found in these sectors, with select holdings in the technology, consumer discretionary and financials sectors offering the largest individual contributions to performance. Fund positions in **Royal Caribbean Cruises Limited**, **Best Buy Company, Inc.**, **SAP AG** and **Wells Fargo & Company** all exhibited strong growth and boosted overall performance of the Fund. Providing the largest contribution to the Fund's return for the period of any single stock, Royal Caribbean's performance was promoted by improving outlooks and increased consumer spending in the leisure travel market. Best Buy, the second largest contributor, reaped the benefits of continued consumer

Largest Equity Holdings (ticker symbol)

1.	General Electric Company (GE)	3.20%
2.	Wells Fargo & Company (WFC)	3.11%
3.	Union Pacific Corporation (UNP)	2.96%
4.	Pfizer, Inc. (PFE)	2.91%
5.	Maxim Integrated Products, Inc. (MXIM)	2.78%
6.	Royal Caribbean Cruises Limited (RCL)	2.71%
7.	Goldman Sachs Group, Inc. (GS)	2.56%
8.	Nordstrom, Inc. (JWN)	2.53%
9.	Oracle Corporation (ORCL)	2.31%
10.	Wyeth (WYE)	2.31%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

spending during an improving economic environment. Desirable new product cycles such as digital photography and HDTV, as well as solid execution resulting in increased market share, boosted the stock's price. SAP was another standout performer during the period, as it benefited from an improved environment for software spending as well as from a general improvement in the business pace of the software industry.

What factors hindered Fund performance during the year?

The oil service industry within the energy sector proved troublesome throughout the year as it suffered from changing market sentiment over



Growth of $10,000 Investment

- Dreyfus Founders Balanced Fund-Class F
- S&P 500 Index
- Lipper Balanced Fund Index

$28,563

$22,087

$15,552

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an average of the performance of the 30 largest balanced funds tracked by Lipper Inc., adjusted for the reinvestment of dividends and capital gain distributions and reflective of the management expenses associated with the actual funds included in the Index. Further information related to Fund performance is contained elsewhere in this report.

oil and gas prices following the Iraqi conflict. Although the industry continued to exhibit solid fundamentals during the period, companies gyrated and ultimately underperformed.

While select holdings in the information technology sector performed well, poor stock selection in this sector proved an impediment to the Fund's relative return. One specific holding, BMC Software, Inc., which provides e-business systems management software, exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower.

Underachieving individual issues also impacted Fund performance, such as biotechnology holding Medimmune, Inc., which underperformed late in the year as its launch of the first-ever inhaled flu vaccine, FluMist, failed to generate enough market activity to meet the investment community's expectations. High price, rigid handling requirements and limited distribution also impeded the vaccine's success in the marketplace.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	11.94%	—	—	(7.27%)
Without sales charge	18.81%	—	—	(5.88%)
Class B Shares (12/31/99)				
With redemption*	13.76%	—	—	(7.28%)
Without redemption	17.76%	—	—	(6.59%)
Class C Shares (12/31/99)				
With redemption**	16.59%	—	—	(7.01%)
Without redemption	17.59%	—	—	(7.01%)
Class F Shares (2/19/63)	18.96%	(4.98%)	4.51%	N/A
Class R Shares (12/31/99)	18.12%	—	—	(6.05%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	12.42%	—	—	(6.72%)
Without sales charge	17.65%	—	—	(5.65%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

While the infusion of consumer capital into the marketplace helped boost the consumer-related sectors, two of the Fund's retail holdings, **Kohl's Corporation** and **Sears Roebuck & Company**, were hit with weaker-than-expected sales late in the year, significantly underperforming, thus hampering relative Fund performance for the year.

Finally, Delta Air Lines, Inc. was the Fund's worst performer in the industrials sector, placing a drag on overall Fund performance due to the company's annual net earnings decline and loss per share.

How did the fixed-income portion of the Fund fare in 2003?
The fixed-income portion of the Fund fared well during the first half of the year as many economic fundamentals remained stagnant during the first six months, adding to the positive contribution the Fund's fixed-income holdings made to its overall performance during that period.

However, by mid-June, market expectations that the Federal Reserve would take action to defeat deflation were not fulfilled. Worries over Government Sponsored Enterprises (GSE) accounting issues, larger deficits and financing needs, as well as stronger equity markets and improving economic fundamentals, led the bond market lower in July. The rise in bond yields prompted mortgage-related selling due to the extended portfolio durations, which exacerbated the situation further. The market, however, regained its composure in August and September after July's massive sell-off.



Composition of Equity Assets

21.48% Consumer Discretionary
20.52% Information Technology
15.41% Financials
12.36% Healthcare
11.17% Industrials
 7.92% Consumer Staples
 4.09% Energy
 3.97% Materials
 3.08% Telecommunications Services

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Fund sold its position in Freddie Mac securities in June due to an investigation into the mortgage financier's accounting practices. We continued to monitor the Freddie Mac situation as well as GSEs in general, and viewed any efforts to increase regulatory oversight, disclosure and capital requirements positively for debt holders.

Interest rates continued to rise across the majority of the yield curves during the second half of the year, with the aggregate yield curve continuing to steepen at year's end. 2003 ended with investors' risk appetite increasing, favoring investments such as equities and high-yield debt.

The concentration of the Fund's fixed-income assets in the short- and intermediate-maturity sector of the yield curve during the second half of the year helped performance as these areas outperformed longer-dated securities. The Fund ended the period overweight in its corporate bond exposure, which likewise boosted performance. The Fund's position in **Province of Quebec** bonds also proved beneficial to Fund performance as the Canadian dollar climbed against the U.S. dollar.

On the negative side, the Fund's overweight position in the government sector as well as the Fund's quality bias toward higher-grade instruments hampered performance. The Fund's underweight mortgage exposure also impeded the Fund's annual return.

In general, the Fund's fixed-income holdings provided a defensive position and a strong foundation for investors as the market began its recovery in 2003, but were outshone by the Fund's equity component later in the year.

We will continue to apply our intensive research process and growth-stock investment strategy to seek out companies that continue to take advantage of the economic uplift. We will also continue to seek companies that are exhibiting strong growth potential.

John B. Jares, CFA
Portfolio Manager

John Johnson, CFA
Assistant Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–55.4%

Aerospace & Defense–1.1%
27,200	Lockheed Martin Corporation	$ 1,398,046

Airlines–0.9%
44,700	AMR Corporation*	578,865
38,700	Northwest Airlines Corporation Class A*	488,394
		1,067,259

Aluminum–1.1%
34,200	Alcoa, Inc.	1,299,600

Apparel Retail–0.4%
21,000	Gap, Inc.	487,410

Asset Management & Custody Banks–0.7%
27,600	Bank of New York Company, Inc.	914,112

Biotechnology–1.6%
8,000	Amgen, Inc.*	494,400
25,000	Gilead Sciences, Inc.*	1,453,500
		1,947,900

Broadcasting & Cable TV–1.8%
8,000	Clear Channel Communications, Inc.	374,640
35,000	Comcast Corporation Special Class A*	1,094,800
23,200	Cox Communications, Inc. Class A*	799,240
		2,268,680

Casinos & Gaming–0.9%
24,000	Mandalay Resort Group	1,073,280

Communications Equipment–1.3%
36,200	Cisco Systems, Inc.*	879,298
24,900	Foundry Networks, Inc.*	681,264
		1,560,562

Computer & Electronics Retail–0.4%
9,050	Best Buy Company, Inc.	472,772

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value
Computer Hardware–1.0%		
13,500	International Business Machines Corporation	$ 1,251,180
Computer Storage & Peripherals–0.4%		
34,600	EMC Corporation*	447,032
Consumer Finance–1.0%		
52,250	MBNA Corporation	1,298,413
Data Processing & Outsourced Services–1.0%		
29,950	Fiserv, Inc.*	1,183,325
Department Stores–2.3%		
5,500	Kohl's Corporation*	247,170
54,300	Nordstrom, Inc.	1,862,490
17,200	Sears Roebuck & Company	782,428
		2,892,088
Diversified Banks–3.1%		
1,900	Bank of America Corporation	152,817
30,800	Bank One Corporation	1,404,172
38,800	Wells Fargo & Company	2,284,932
		3,841,921
Diversified Commercial Services–0.4%		
24,700	Cendant Corporation*	550,069
Drug Retail–0.9%		
32,200	Walgreen Company	1,171,436
Food Retail–0.3%		
19,901	Safeway, Inc.*	436,031
Gold–0.4%		
10,600	Newmont Mining Corporation	515,266
Healthcare Equipment–0.7%		
22,000	Boston Scientific Corporation*	808,720
Home Improvement Retail–1.2%		
40,800	Home Depot, Inc.	1,447,992
Hotels, Resorts & Cruise Lines–0.5%		
16,200	Carnival Corporation	643,626
Household Products–0.8%		
9,800	Procter & Gamble Company	978,824
Hypermarkets & Super Centers–0.3%		
6,000	Wal-Mart Stores, Inc.	318,300
Industrial Conglomerates–1.9%		
76,100	General Electric Company	2,357,578
Industrial Gases–0.9%		
29,000	Praxair, Inc.	1,107,800
Integrated Telecommunication Services–1.0%		
36,900	Verizon Communications, Inc.	1,294,452

Non-income producing.
  See notes to financial statements.

Shares		Market Value
Investment Banking & Brokerage–2.0%		
19,100	Goldman Sachs Group, Inc.	$ 1,885,743
9,500	Morgan Stanley	549,765
		2,435,508
Leisure Facilities–1.6%		
57,400	Royal Caribbean Cruises Limited	1,996,946
Movies & Entertainment–1.7%		
23,500	Viacom, Inc. Class B	1,042,930
47,800	Walt Disney Company	1,115,174
		2,158,104
Multi-Line Insurance–1.2%		
21,600	American International Group, Inc.	1,431,648
Oil & Gas Drilling–0.7%		
32,700	GlobalSantaFe Corporation	811,941
Oil & Gas Equipment & Services–0.9%		
26,900	Smith International, Inc.*	1,116,888
Oil & Gas Exploration & Production–0.9%		
13,335	Apache Corporation	1,081,469
Other Diversified Financial Services–1.1%		
29,066	Citigroup, Inc.	1,410,864
Personal Products–1.3%		
39,500	Estée Lauder Companies, Inc. Class A	1,550,770
Pharmaceuticals–3.6%		
11,600	Johnson & Johnson	599,256
60,550	Pfizer, Inc.	2,139,232
40,000	Wyeth	1,698,000
		4,436,488
Publishing–0.8%		
19,700	Tribune Company	1,016,520
Railroads–1.8%		
31,300	Union Pacific Corporation	2,174,724
Semiconductor Equipment–0.3%		
12,100	Lam Research Corporation*	390,830
Semiconductors–3.5%		
37,900	Altera Corporation*	860,330
20,000	Intel Corporation	644,000
41,000	Maxim Integrated Products, Inc.	2,041,800
20,500	Xilinx, Inc.*	794,170
		4,340,300
Soft Drinks–1.1%		
27,000	Coca-Cola Company	1,370,250
Specialty Stores–1.1%		
29,700	Tiffany & Company	1,342,440

Shares		Market Value

Systems Software–2.7%

4,700	Adobe Systems, Inc.	$ 184,710
53,600	Microsoft Corporation	1,476,144
128,800	Oracle Corporation*	1,700,160
		3,361,014

Wireless Telecommunication Services–0.8%

34,600	Nextel Communications, Inc.*	970,876

Total Common Stocks (Domestic)
(Cost–$57,705,169) 68,431,254

Common Stocks (Foreign)–4.2%

Application Software–1.2%

34,550	SAP AG Sponsored ADR (GE)	1,435,898

Healthcare Supplies–0.3%

5,200	Alcon, Inc. (SZ)	314,808

IT Consulting & Other Services–0.5%

24,125	Accenture Limited Class A ADR (BD)*	634,970

Pharmaceuticals–1.3%

28,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	1,587,880

Railroads–0.5%

10,625	Canadian National Railway Company (CA)	672,350

Semiconductors–0.4%

12,925	Marvell Technology Group Limited (BD)*	490,245

Total Common Stocks (Foreign)
(Cost–$3,584,610) 5,136,151

Principal Amount		Market Value

Corporate Bonds (Domestic)–11.2%

Automobile Manufacturers–2.7%

$3,000,000	Toyota Motor Credit Corporation Series MTN 5.65% 1/15/07	$ 3,306,450

Diversified Banks–2.8%

1,500,000	Bank One Corporation 6.50% 2/1/06	1,628,235
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,851,742
		3,479,977

Household Products–1.3%

1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,645,740

Movies & Entertainment–1.8%

2,000,000	Viacom, Inc. 7.75% 6/1/05	2,162,540

* Non-income producing.
ADR - American Depositary Receipt
See notes to financial statements.

Principal Amount		Market Value
Pharmaceuticals–2.6%		
$3,000,000	Abbott Laboratories	
	5.625% 7/1/06	$ 3,235,920
Total Corporate Bonds (Domestic)		
(Cost–$12,796,648)		13,830,627
U.S. Government Securities–16.9%		
Agency Pass Through–3.5%		
4,042,981	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	4,289,522
U.S. Agencies–8.1%		
3,500,000	Federal Home Loan Bank	
	6.50% 11/15/05	3,797,080
	Federal National Mortgage Association:	
1,000,000	4.25% 7/15/07	1,044,390
1,500,000	4.375% 10/15/06	1,575,660
2,000,000	Private Export Funding Corporation	
	3.40% 2/15/08	2,009,480
1,500,000	Tennessee Valley Authority	
	6.375% 6/15/05	1,598,520
		10,025,130
U.S. Treasury Notes–5.3%		
	U.S. Treasury Inflation Index Note:	
1,167,710	3.375% 1/15/07	1,264,810
1,128,090	3.875% 1/15/09	1,273,700
	U.S. Treasury Note:	
1,000,000	3.50% 11/15/06	1,033,630
1,250,000	4.375% 5/15/07	1,323,688
1,500,000	6.875% 5/15/06	1,667,520
		6,563,348
Total U.S. Government Securities		
(Cost–$20,202,409)		20,878,000
Government Bonds (Foreign)–2.4%		
CAD 3,535,000	Province of Quebec	
	6.50% 12/1/05 (CA)	2,907,245
Total Government Bonds (Foreign)		
(Cost–$2,374,657)		2,907,245

Principal Amount		Amortized Cost

U.S. Agency Discount Notes–10.8%

$13,400,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 13,399,721

Total U.S. Agency Discount Notes
(Amortized Cost–$13,399,721) 13,399,721

Total Investments–100.9%
(Total Cost–$110,063,214) $124,582,998

Other Assets and Liabilities–(0.9%) .... (1,127,154)

Net Assets–100.0% $123,455,844

Statement of Assets and Liabilities

December 31, 2003

Assets	
Investment securities, at cost	$ 110,063,214
Investment securities, at market	124,582,998
Cash	385,995
Receivables:	
Investment securities sold	1,423,166
Capital shares sold	75,702
Dividends and interest	543,599
Other	49,577
Total Assets	127,061,037
Liabilities	
Payables and other liabilities:	
Investment securities purchased	2,950,773
Capital shares redeemed	301,325
Advisory fees	68,392
Shareholder servicing fees	6,849
Accounting fees	6,313
Distribution fees	46,121
Transfer agency fees	43,183
Custodian fees	260
Other	181,977
Total Liabilities	3,605,193
Net Assets	$ 123,455,844
Net Assets consist of:	
Capital (par value and paid-in surplus)	$ 312,200,100
Undistributed net investment loss	(35,022)
Accumulated net realized loss from security transactions	(203,229,268)
Net unrealized appreciation on investments and foreign currency translation	14,520,034
Total	$ 123,455,844

Net Assets—Class A	$	1,571,748
Shares Outstanding—Class A		199,541
Net Asset Value, Redemption Price Per Share	$	7.88
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.36
Net Assets—Class B	$	1,646,934
Shares Outstanding—Class B		211,081
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.80
Net Assets—Class C	$	294,513
Shares Outstanding—Class C		38,308
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.69
Net Assets—Class F	$	119,835,077
Shares Outstanding—Class F		15,201,042
Net Asset Value, Offering and Redemption Price Per Share	$	7.88
Net Assets—Class R	$	71,615
Shares Outstanding—Class R		9,115
Net Asset Value, Offering and Redemption Price Per Share	$	7.86
Net Assets—Class T	$	35,957
Shares Outstanding—Class T		4,446
Net Asset Value, Redemption Price Per Share	$	8.09
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.47

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 876,954
Interest	2,325,705
Foreign taxes withheld	(7,145)
Total Investment Income	3,195,514

Expenses:

Advisory fees—Note 2	842,158
Shareholder servicing fees—Note 2	84,585
Accounting fees—Note 2	77,736
Distribution fees—Note 2	328,330
Transfer agency fees—Note 2	376,665
Registration fees	58,343
Postage and mailing expenses	74,121
Custodian fees and expenses—Note 2	6,801
Printing expenses	52,393
Legal and audit fees	31,222
Directors' fees and expenses—Note 2	32,730
Other expenses	54,472
Total Expenses	2,019,556
Earnings Credits	(2,209)
Reimbursed/Waived Expenses	(1,645)
Expense Offset to Broker Commissions	(5,005)
Net Expenses	2,010,697
Net Investment Income	1,184,817

Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions (including premiums on options exercised)	7,033,551
Closing and expiration of option contracts written	(89,109)
Foreign currency transactions	12,226
Net Realized Gain	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,224,484
Net Realized and Unrealized Gain	21,181,152
Net Increase in Net Assets Resulting from Operations	$22,365,969

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 1,184,817	$ 2,058,852
Net Realized Gain (Loss)	6,956,668	(35,873,999)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,224,484	(8,107,493)
Net Increase (Decrease) in Net Assets Resulting from Operations	22,365,969	(41,922,640)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(10,100)	(7,719)
Class B	(1,222)	(558)
Class C	(17)	0
Class F	(1,240,046)	(2,156,959)
Class R	(159)	0
Class T	(12)	0
Net Decrease from Dividends and Distributions	(1,251,556)	(2,165,236)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	98,293	304,988
Class B	244,827	(28,551)
Class C	(6,310)	(151,251)
Class F	(31,079,380)	(123,330,214)
Class R	55,114	294
Class T	19,668	(219,113)
Net Decrease from Capital Share Transactions	(30,667,788)	(123,423,847)
Net Decrease in Net Assets	(9,553,375)	(167,511,723)
Net Assets		
Beginning of year	$133,009,219	$ 300,520,942
End of year (including undistributed net investment loss of $35,022 and $0, respectively)	$123,455,844	$ 133,009,219

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 6.68	$ 8.18	$ 9.24	$ 10.47
Income from investment operations:				
Net investment income	0.05	0.05	0.06	0.13
Net realized and unrealized gains				
(losses) on securities	1.20	(1.51)	(1.03)	(1.18)
Total from investment				
operations	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:				
From net investment income	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of year	$ 7.88	$ 6.68	$ 8.18	$ 9.24
Total return*	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,572	$ 1,243	$ 1,227	$ 699
Net expenses to average net assets#	1.83%	1.89%	1.87%	1.20%
Gross expenses to average net assets#	1.83%	1.89%	1.87%	1.23%
Net investment income to average				
net assets	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	108%	122%	111%	126%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 6.63	$ 8.11	$ 9.18	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains (losses) on securities	1.17	(1.47)	(1.03)	(1.24)
Total from investment operations	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:				
From net investment income	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of year	$ 7.80	$ 6.63	$ 8.11	$ 9.18
Total return*	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,647	$ 1,181	$ 1,484	$ 1,008
Net expenses to average net assets#	2.53%	2.54%	2.49%	1.93%
Gross expenses to average net assets#	2.53%	2.54%	2.50%	1.96%
Net investment income (loss) to average net assets	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 6.54	$ 8.04	$ 9.17	$ 10.47
Income from investment operations:				
Net investment income (loss)	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains				
(losses) on securities	1.16	(1.33)	(1.03)	(1.28)
Total from investment				
operations	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:				
From net investment income	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of year	$ 7.69	$ 6.54	$ 8.04	$ 9.17
Total return*	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 295	$ 248	$ 496	$ 174
Net expenses to average net assets#,†	2.69%	3.48%	3.96%	1.86%
Gross expenses to average net assets#,† . . .	2.69%	3.48%	3.96%	1.88%
Net investment income (loss) to				
average net assets†	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than
$0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements,
waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the year ended December 31, 2001.
Had these fees not been reimbursed, the net expense ratio would have been 4.24%. The gross expense
ratio would have been 4.24%. The net investment income (loss) ratio would have been (1.92%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of
purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or
less, by the average value of the portfolio securities held during the period, which is a rolling 12-month
period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19
Income from investment operations:					
Net investment income	0.06	0.07	0.10	0.15	0.32
Net realized and unrealized					
gains (losses) on securities ..	1.20	(1.50)	(1.02)	(1.23)	(0.61)
Total from investment					
operations	1.26	(1.43)	(0.92)	(1.08)	(0.29)
Less dividends and distributions:					
From net investment income . . .	(0.07)	(0.08)	(0.10)	(0.15)	(0.32)
From net realized gains	0.00	0.00	0.00	(0.02)	(1.11)
Total distributions	(0.07)	(0.08)	(0.10)	(0.17)	(1.43)
Net Asset Value, end of year	$ 7.88	$ 6.69	$ 8.20	$ 9.22	$ 10.47
Total return	18.96%	(17.46%)	(9.94%)	(10.44%)	(2.22%)
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$119,835	$130,314	$297,068	$552,675	$1,055,825
Net expenses to average					
net assets#	1.54%	1.42%	1.22%	1.07%	0.97%
Gross expenses to average					
net assets#	1.54%	1.43%	1.23%	1.08%	0.98%
Net investment income to					
average net assets	0.93%	0.99%	1.20%	1.41%	2.64%
Portfolio turnover rate@	108%	122%	111%	126%	218%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 6.68	$ 8.18	$ 9.22	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains				
(losses) on securities	1.05	(1.34)	(1.02)	(1.23)
Total from investment				
operations	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:				
From net investment income	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of year	$ 7.86	$ 6.68	$ 8.18	$ 9.22
Total return	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 72	$ 11	$ 14	$ 1
Net expenses to average net assets#,†	2.37%	4.24%	3.07%	0.80%
Gross expenses to average net assets#,† . . .	2.37%	4.24%	3.07%	0.81%
Net investment income (loss) to				
average net assets†	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	108%	122%	111%	126%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.62% (2003), 19.52% (2002) and 272.77% (2001). The gross expense ratios would have been 2.62% (2003), 19.52% (2002) and 272.77% (2001). The net investment income (loss) ratios would have been (0.24%) (2003), (17.05%) (2002) and (270.45%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 6.88	$ 8.17	$ 9.21	$ 10.47
Income from investment operations:				
Net investment income (loss)	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains				
(losses) on securities	1.00	(0.92)	(1.04)	(1.22)
Total from investment				
operations	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:				
From net investment income	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of year	$ 8.09	$ 6.88	$ 8.17	$ 9.21
Total return*	17.65%	(15.79%)	(10.44%)	(10.67%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 36	$ 13	$ 232	$ 9
Net expenses to average net assets#,†	2.73%	2.59%	3.36%	1.30%
Gross expenses to average net assets#,† . . .	2.73%	2.60%	3.36%	1.32%
Net investment income (loss) to				
average net assets†	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	108%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than
$0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements,
waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the years ended
December 31, 2003, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios
would have been 3.18% (2003), 14.62% (2002) and 18.37% (2001). The gross expense ratios would
have been 3.18% (2003), 14.63% (2002) and 18.37% (2001). The net investment income (loss) ratios
would have been (0.74%) (2003), (12.34%) (2002) and (16.13%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of
purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or
less, by the average value of the portfolio securities held during the period, which is a rolling 12-month
period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or, in the case of written call options, at the mean between the highest bid and lowest asked quotations, or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $49,444 and $27,599, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares paid DTI and ITC $49,215 and $17,162, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.73 to $13.34, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$5,636
Class B	$4,910
Class C	$1,165
Class R	$ 519
Class T	$ 294

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency and printing expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2004, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2003, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $431 and $206, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $316,276 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,491
Class B	$10,201	$3,400
Class C	$ 1,804	$ 602
Class T	$ 49	$ 49

During the year ended December 31, 2003, DSC retained $303 and $41 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,150, and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,469. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$31,717	$(12,226)	$(19,491)

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$1,251,556	$2,165,236
Long-term capital gain	$ 0	$ 0
	$1,251,556	$2,165,236

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$200,959,111
Post-October Capital Loss Deferral	$ 210,281
Federal Tax Cost	$112,123,090
Gross Tax Appreciation of Investments	$ 13,814,754
Gross Tax Depreciation of Investments	$ (1,354,846)
Net Tax Appreciation	$ 12,459,908

NOTES TO FINANCIAL STATEMENTS
(continued)

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	42,130	$ 310,574	78,405	$ 605,345
Dividends or Distributions				
Reinvested	1,330	$ 9,742	1,046	$ 7,280
Redeemed	(29,893)	$ (222,023)	(43,543)	$ (307,637)
Net Increase	**13,567**	**$ 98,293**	**35,908**	**$ 304,988**
Class B				
Sold	76,899	$ 556,448	38,811	$ 277,704
Dividends or Distributions				
Reinvested	138	$ 971	69	$ 461
Redeemed	(44,160)	$ (312,592)	(43,542)	$ (306,716)
Net Increase (Decrease)	**32,877**	**$ 244,827**	**(4,662)**	**$ (28,551)**
Class C				
Sold	18,745	$ 122,311	24,035	$ 171,946
Dividends or Distributions				
Reinvested	2	$ 10	0	$ 0
Redeemed	(18,304)	$ (128,631)	(47,882)	$ (323,197)
Net Increase (Decrease)	**443**	**$ (6,310)**	**(23,847)**	**$ (151,251)**
Class F				
Sold	2,774,685	$19,677,956	3,379,558	$ 25,710,382
Dividends or Distributions				
Reinvested	164,539	$ 1,202,840	288,655	$ 2,097,722
Redeemed	(7,225,827)	$(51,960,176)	(20,429,796)	$(151,138,318)
Net Decrease	**(4,286,603)**	**$(31,079,380)**	**(16,761,583)**	**$(123,330,214)**
Class R				
Sold	7,391	$ 55,000	5,874	$ 40,000
Dividends or Distributions				
Reinvested	15	$ 114	0	$ 0
Redeemed	(0)	$ (0)	(5,874)	$ (39,706)
Net Increase	**7,406**	**$ 55,114**	**0**	**$ 294**
Class T				
Sold	2,530	$ 19,657	365	$ 2,456
Dividends or Distributions				
Reinvested	1	$ 11	0	$ 0
Redeemed	(0)	$ (0)	(26,771)	$ (221,569)
Net Increase (Decrease)	**2,531**	**$ 19,668**	**(26,406)**	**$ (219,113)**

5. Investment Transactions

For the year ended December 31, 2003, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $110,480,479 and $150,034,431, respectively. Purchases and sales of long-term U.S. government obligations were $18,639,343 and $18,747,960, respectively.

6. Call Options Written

Transactions in options written during the year ended December 31, 2003 were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2002	0	$ 0
Options written	1,500	160,440
Options terminated in closing purchase transactions.	(1,160)	(104,512)
Options expired	(170)	(30,939)
Options exercised	(170)	(24,989)
Options outstanding at December 31, 2003	0	$ 0

7. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

8. Legal Matters

Pfeiffer v. The Dreyfus Corporation
On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.
On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2003, 73.11% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2003, the Fund designated 67% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Balanced Fund**

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

086AR1203

Dreyfus Founders Discovery Fund

Dreyfus Founders Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

T ABLE OF C ONTENTS

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



*A discussion with portfolio
manager Robert Ammann, CFA*

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2003?

For the one-year period ended December 31, 2003, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index. The Index posted a total return of 48.54% for the period.

What economic or market dynamics set the investing environment during the period?

Following the market low set in March, as confidence increased that the Iraqi conflict would move toward resolution, other market and economic dynamics took the lead in dictating the market's direction. The favorable dynamics of strong corporate profit growth, robust economic growth, an accommodative monetary policy, favorable inflation picture and a favorable dividend and capital gains tax environment helped drive the market's strong returns. However, some potential market negatives during the year that were of concern included a growing budget deficit, weak dollar, market valuation, continued geopolitical instability and perhaps increasing concern that the Fed's accommodative monetary policy could reverse in 2004.

> *"The 2003 market bias favored higher risk, lower quality companies as stocks of money-losing companies in the Index significantly outperformed stocks of profitable companies."*

3

Performance Highlights

- The strong market returns this year had a dynamic which dramatically favored higher-risk asset classes. The market favored lower quality, lower priced, money-losing companies, as well as smaller market-cap companies, as was demonstrated in its micro-cap bias.

- The Fund enjoyed a considerable overall benefit within the financials sector due to a significant underweight position in this lagging sector.

- Strong stock selection within the consumer discretionary sector offset the Fund's overweight position in this slightly lagging sector versus the Index.

- Fund performance was negatively impacted by a relatively high cash position.

- The Fund suffered significant negative relative performance on an overall basis within the healthcare sector, with the bulk of the underperformance a result of a select few relatively poor performing stocks.

The strong market returns this year had an added dynamic which dramatically favored higher-risk asset classes. Within the small-capitalization market we saw a continuation of the trend toward a "micro-cap bias." In fact, when analyzing the returns of the Russell 2000 Growth Index by sorting the Index into quintiles based on market capitalization, the largest capitalization quintile of the Index returned 39.69%, while the smallest cap quintile returned 68.29%, or over 28 percentage points of greater relative returns.[1] However, the Fund, with its large asset base, often finds it difficult to take positions in many of these extremely small companies, as liquidity prevents it from building a meaningful position.

The market bias not only favored smaller, but also lower quality, companies. Stocks of money-losing companies in the Index significantly outperformed stocks of profitable companies. As a group, stocks priced under $5 posted over 132% in gains for the year. And, when analyzing

---

[1]Source: Prudential Financial, "Small-Cap and Mid-Cap Perspectives," Steven G. DeSanctis, CFA

the returns of the Russell 2000 Growth Index by sorting the Index into quintiles based on volatility, the highest beta quintile of stocks posted over a 73% return. Finally, quality, as measured by return on equity (ROE), significantly favored the lowest ROE quintile category within the Index.[2]

What management decisions positively contributed to Fund performance?

The Fund enjoyed a considerable overall benefit within the financials sector due to a significant underweight position in this lagging sector. While stock selection in the sector was relatively poor, this impact was significantly counterbalanced by the Fund's underweight position, which was held due to the liquidity constraints many of the small-cap financial holdings pose, and also because of the concern that as we neared the end of an interest rate easing cycle, financials may underperform.

Strong stock selection within the consumer discretionary sector offset the Fund's overweight position in this slightly lagging sector versus the Index. In fact, the Fund's largest positive contributor from an individual stock perspective came from **Harman International Industries, Inc**. Harman is a provider of audio and other electronics to the consumer and automobile

---

[2]Source: Prudential Equity Group, Inc., "Fearless Forecast 2004," January 2004

Largest Equity Holdings (ticker symbol)

1.	Fairmont Hotels & Resorts, Inc. (FHR)	1.85%
2.	Marvel Enterprises, Inc. (MVL)	1.75%
3.	Medicis Pharmaceutical Corporation (MRX)	1.72%
4.	Macrovision Corporation (MVSN)	1.69%
5.	Advance Auto Parts, Inc. (AAP)	1.61%
6.	Brooks Automation, Inc. (BRKS)	1.59%
7.	National-Oilwell, Inc. (NOI)	1.57%
8.	Harman International Industries, Inc. (HAR)	1.52%
9.	Advanced Neuromodulation Systems, Inc. (ANSI)	1.50%
10.	Guitar Center, Inc. (GTRC)	1.44%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

original equipment manufacturer (OEM) markets, and appreciated sharply as a result of high quality earnings results that were driven by automotive OEMs' adoption of Harman's newer infotainment solutions. Specialty retail was another bright spot for the Fund, as holdings such as **Advance Auto Parts, Inc.** and Tractor Supply Company performed well. The Fund benefited from strong stock selection in the restaurant industry as well,



Growth of $10,000 Investment

■ Dreyfus Founders Discovery Fund-Class F
■ Russell 2000 Growth Index

$25,146

$16,976

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

due in part to the strong performance of **Ruby Tuesday, Inc.**, a leader
in the bar and grill segment, which continued to demonstrate favorable
operational results.

Fund holdings in the industrials sector saw some standout performance
that helped neutralize the negative impact of the Fund's relative overweight
position in this slightly lagging sector. Some of the strongest performance
was seen among many of the Fund's for-profit education-related companies

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.59%	—	—	(10.20%)
Without sales charge	36.41%	—	—	(8.87%)
Class B Shares (12/31/99)				
With redemption*	31.05%	—	—	(10.30%)
Without redemption	35.05%	—	—	(9.67%)
Class C Shares (12/31/99)				
With redemption**	34.16%	—	—	(9.65%)
Without redemption	35.16%	—	—	(9.65%)
Class F Shares (12/29/89)	36.45%	6.03%	9.66%	13.52%
Class R Shares (12/31/99)	36.87%	—	—	(8.63%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	29.83%	—	—	(10.33%)
Without sales charge	35.98%	—	—	(9.29%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

such as **Education Management Corporation**, where strong enrollment growth translated into strong earnings growth. **Stericycle, Inc.**, a medical waste management company, also performed well as it continued to see steady customer demand and new opportunities for selling more value-added service offerings. The Fund also benefited from strong returns in many transportation-related companies in the portfolio, namely airfreight and logistics companies **UTI Worldwide, Inc.** and **Pacer International, Inc.**, as well as from trucking companies such as **J.B. Hunt Transport Services, Inc.** and **Werner Enterprises, Inc.**

Aside from the few disappointments in the healthcare sector as is discussed below, the Fund generally saw strong stock selection across many of its healthcare holdings. Fund performance was positively impacted by the strong performance of **Select Medical Corporation**, a long-term acute care hospital and outpatient rehabilitation services company, as it realized strong growth and the added tailwind of a more favorable reimbursement environment. **Taro Pharmaceutical Industries Limited**, **Integra LifeSciences Holdings**, **Odyssey Healthcare, Inc.**, and **Andrx Corporation** were also meaningful contributors during the period.



Portfolio Composition

25.15% Information Technology
21.64% Consumer Discretionary
21.23% Healthcare
18.16% Industrials
4.63% Energy
2.14% Financials
1.88% Materials
1.77% Consumer Staples
1.27% Telecommunications Services
2.13% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Other less-significant positive impacts on performance included a zero weighting in the utilities sector, which was the weakest performing sector of the Index. The Fund also benefited from participation in initial public offerings (IPOs) over the period.

What factors detracted from the Fund's 12-month performance?
Fund performance was negatively impacted by a relatively high cash position, which averaged about 9.5% over the period. This had a dampening impact on Fund performance, as the market returns were quite strong. Progress was made in reducing the cash position during the fourth quarter of the year.

The Fund suffered significant negative relative performance on an overall basis within the healthcare sector. While the Fund saw a modest negative impact from being slightly overweight this sector, the bulk of the relative underperformance was a result of a select few relatively poor performing stocks. The most significant of these, and the Fund's largest negative contributor from an individual stock standpoint, was Accredo Health, Inc., a contract pharmacy services company, which fell sharply early in the year as it lowered expectations due to both competition in specific product areas and acquisition integration challenges. Other poor performers within the sector included AMN Healthcare Services, Inc., a nurse staffing company, which also fell sharply as customer demand for temporary nurse staffing slowed. The Fund's holdings within the hospital industry, namely Lifepoint Hospitals, Inc. and Community Health Systems, Inc. also performed poorly due to rotation into more economically sensitive holdings as well as slowing admission trends. Charles River Laboratories International, Inc., a research models company, lagged after slightly lowering earnings guidance early in the year.

Despite information technology being a strong-performing sector for the period, the Fund suffered from an underweight position in this sector, and to a lesser extent, from stock selection as well. From a stock standpoint, Fund performance lagged primarily due to the impact of two stocks: Tech Data Corporation, a technology distributor, which fell early during the period after revising downward their fiscal year 2003 earnings guidance and announcing a large acquisition; and Cree, Inc., a light emitting diode (LED) company, which exhibited weakness related to a lawsuit filed by the former founder and brother of the company's current chairman.

The energy sector was another poor relative performer for the Fund primarily due to weak stock selection and, to a lesser extent, the timing of our overweight position. The primary detractor within the sector was Tidewater, Inc., which despite strong commodity prices, did not see this translate into a significant business recovery for its supply boat services. The Fund also maintained a slight underweight within the strong-performing exploration and production industry versus the Index.

Poor stock selection and an underweight position within the telecommunication services sector, the best performing sector in the Index for the period, also impeded overall Fund performance. The primary impact came from the performance of Boston Communications Group, Inc., a provider of billing and processing services for wireless carriers, which fell after revealing its largest customer, Verizon Wireless, was considering bringing in-house some services historically provided by Boston Communications.

While the Fund was underweight the somewhat more defensive and slower growth materials and consumer staples sectors, weak stock selection more than offset this potential positive. Within the materials sector, RPM International, Inc., an industrial coating and sealant company, performed poorly as a result of potential asbestos liability concerns. Consumer staples stock selection was negatively impacted by the performance of Duane Reade, Inc. and American Italian Pasta Company.

Additional detractors to performance were other stock-specific disappointments including Alloy, Inc., which proved to be the second-largest negative contributor from an individual stock perspective. Alloy, a teen direct marketing and media company, fell sharply after missing earnings expectations due to unexpected higher fulfillment costs and more promotional activity. Other significant negative contributors to relative performance include Atlantic Coast Airlines Holdings, Inc. and Scholastic Corporation.

What changes were made to Fund composition during the period?
We are pleased to have been able to continue to lower the cash position from recent levels in excess of 10% to a year-end level around 3% of assets. This is also reflected in the number of holdings in the portfolio having increased from 101 at the beginning of the year to 119 as we ended 2003. Many of these new holdings were in the technology sector where we have worked hard to identify smaller or micro-cap companies we believe are more attractively valued than some larger counterparts.

Our strategy for the Fund remains consistent. We will continue to utilize our bottom-up process to seek companies we believe are capable of posting strong future earnings growth and that are valued attractively. While 2003 was not a year that favored "higher quality" within the small-cap sector, we will continue to maintain our discipline of remaining "concept stock" averse, preferring to primarily own companies we can value on earnings rather than stocks that trade on short-term news and psychology.

Robert Ammann, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–91.5%

Aerospace & Defense–1.5%
264,285	KVH Industries, Inc.*	$ 7,259,900
191,495	ManTech International Corporation*	4,777,800
		12,037,700

Air Freight & Logistics–1.8%
176,000	Forward Air Corporation*	4,840,000
472,120	Pacer International, Inc.*	9,546,266
		14,386,266

Alternative Carriers–1.3%
1,177,825	Premiere Technologies, Inc.*	10,376,638

Apparel, Accessories & Luxury Goods–1.0%
144,220	Columbia Sportswear Company*	7,859,990

Application Software–3.1%
211,455	Altiris, Inc.*	7,713,878
104,050	Ansys, Inc.*	4,130,785
200,440	Cadence Design Systems, Inc.*	3,603,911
344,275	Concur Technologies, Inc.*	3,332,582
121,725	Hyperion Solutions Corporation*	3,668,792
110,975	Manhattan Associates, Inc.*	3,067,349
		25,517,297

Broadcasting & Cable TV–1.4%
529,525	Cumulus Media, Inc.*	11,649,550

Building Products–0.7%
151,270	Trex Company, Inc.*	5,745,235

Casinos & Gaming–0.3%
75,925	Shuffle Master, Inc.*	2,628,524

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway		
AT	Austria	HK	Hong Kong	PT	Portugal		
BD	Bermuda	ID	Indonesia	PU	Puerto Rico		
BE	Belgium	IE	Ireland	SA	South Africa		
BR	Brazil	IN	India	SG	Singapore		
CA	Canada	IS	Israel	SP	Spain		
CI	Channel Islands	IT	Italy	SW	Sweden		
CN	China	JA	Japan	SZ	Switzerland		
DE	Denmark	KR	South Korea	TH	Thailand		
FI	Finland	LU	Luxembourg	TW	Taiwan		
FR	France	MA	Malaysia	UK	United Kingdom		
GE	Germany	NE	Netherlands	VI	Virgin Islands		

Shares		Market Value
Communications Equipment–5.8%		
942,452	Arris Group, Inc.*	$ 6,823,352
246,025	Avocent Corporation*	8,984,833
225,570	Harris Corporation	8,560,382
115,980	NetScreen Technologies, Inc.*	2,870,505
294,975	Polycom, Inc.*	5,757,912
494,730	Powerwave Technologies, Inc.*	3,784,685
73,110	SafeNet, Inc.*	2,249,595
1,847,522	Stratex Networks, Inc.*	7,851,969
		46,883,233
Construction & Engineering–1.3%		
179,800	Chicago Bridge & Iron Company NV NY Shares	5,196,220
111,155	Jacobs Engineering Group, Inc.*	5,336,552
		10,532,772
Construction, Farm Machinery & Heavy Trucks–0.5%		
242,925	Wabtec Corporation	4,139,442
Consumer Electronics–1.5%		
167,725	Harman International Industries, Inc.	12,408,296
Distillers & Vintners–0.7%		
160,840	Constellation Brands, Inc.*	5,296,461
Diversified Commercial Services–4.1%		
86,150	Corinthian Colleges, Inc.*	4,786,494
289,760	Education Management Corporation*	8,994,150
221,390	Kroll, Inc.*	5,756,140
280,089	LECG Corporation*	6,411,237
47,685	Strayer Education, Inc.	5,189,559
71,950	Universal Technical Institute, Inc.*	2,158,500
		33,296,080
Electrical Components & Equipment–1.0%		
175,050	AMETEK, Inc.	8,447,913
Electronic Equipment Manufacturers–2.1%		
487,560	Aeroflex, Inc.*	5,699,576
180,875	FLIR Systems, Inc.*	6,601,938
301,925	RadiSys Corporation*	5,090,456
		17,391,970
Electronic Manufacturing Services–0.2%		
106,525	TTM Technologies, Inc.*	1,798,142
Environmental Services–2.1%		
174,565	Stericycle, Inc.*	8,152,186
231,100	Waste Connections, Inc.*	8,728,647
		16,880,833
Food Retail–0.3%		
31,365	Whole Foods Market, Inc.*	2,105,532

** Non-income producing.*
See notes to financial statements.

Shares		Market Value
General Merchandise Stores–0.6%		
163,585	Tuesday Morning Corporation*	$ 4,948,446
Healthcare Distributors–2.6%		
250,925	Fisher Scientific International, Inc.*	10,380,767
154,311	Henry Schein, Inc.*	10,428,337
		20,809,104
Healthcare Equipment–3.3%		
265,725	Advanced Neuromodulation Systems, Inc.*	12,218,036
559,950	Alaris Medical Systems, Inc.*	8,516,840
117,680	Integra LifeSciences Holdings*	3,369,178
137,400	VISX, Inc.*	3,180,810
		27,284,864
Healthcare Facilities–1.3%		
661,635	Select Medical Corporation	10,771,418
Healthcare Services–2.5%		
327,287	Odyssey Healthcare, Inc.*	9,576,418
411,485	SFBC International, Inc.*	10,929,042
		20,505,460
Healthcare Supplies–1.2%		
169,800	Merit Medical Systems, Inc.*	3,779,748
320,510	Sola International, Inc.*	6,025,588
		9,805,336
Home Entertainment Software–0.7%		
361,630	Sonic Solutions*	5,532,939
Home Furnishings–1.4%		
399,800	Furniture Brands International, Inc.	11,726,134
Hotels, Resorts & Cruise Lines–1.3%		
310,125	Choice Hotels International, Inc.*	10,931,906
Industrial Machinery–1.0%		
225,300	Actuant Corporation*	8,155,860
Internet Software & Services–0.7%		
123,040	j2 Global Communications, Inc.*	3,047,701
159,057	United Online, Inc.*	2,670,567
		5,718,268
IT Consulting & Other Services–1.7%		
503,800	CIBER, Inc.*	4,362,908
969,465	Lionbridge Technologies, Inc.*	9,316,559
		13,679,467
Leisure Products–3.4%		
241,850	Leapfrog Enterprises, Inc.*	6,416,281
489,320	Marvel Enterprises, Inc.*	14,244,105
78,000	Polaris Industries, Inc.	6,909,240
		27,569,626
Managed Healthcare–0.9%		
180,325	Amerigroup Corporation*	7,690,861

Shares		Market Value
Oil & Gas Drilling–0.4%		
173,725	Pride International, Inc.*	$ 3,238,234
Oil & Gas Equipment & Services–2.8%		
83,150	Carbo Ceramics, Inc.	4,261,438
572,395	National-Oilwell, Inc.*	12,798,752
635,225	Superior Energy Services, Inc.*	5,971,115
		23,031,305
Oil & Gas Exploration & Production–1.4%		
157,235	Pioneer Natural Resources Company*	5,020,514
199,600	Quicksilver Resources, Inc.*	6,447,080
		11,467,594
Pharmaceuticals–7.9%		
389,350	Andrx Corporation*	9,359,974
512,880	Impax Laboratories, Inc.*	7,380,343
169,437	K-V Pharmaceuticals Company*	4,320,644
196,876	Medicis Pharmaceutical Corporation Class A	14,037,259
163,290	MGI Pharma, Inc.*	6,719,384
68,575	Pharmaceutical Resources, Inc.*	4,467,661
136,800	Taro Pharmaceutical Industries Limited*	8,823,600
188,050	Salix Pharmaceuticals Limited*	4,263,094
205,100	Valeant Pharmaceuticals International	5,158,265
		64,530,224
Publishing–0.8%		
126,820	Getty Images, Inc.*	6,357,487
Regional Banks–0.7%		
136,990	Southwest Bancorporation of Texas, Inc.	5,322,062
Restaurants–2.7%		
95,615	Krispy Kreme Doughnuts, Inc.*	3,499,509
262,112	Rare Hospitality International, Inc.*	6,406,017
147,444	Red Robin Gourmet Burgers, Inc.*	4,488,195
279,235	Ruby Tuesday, Inc.	7,955,405
		22,349,126
Semiconductor Equipment–2.5%		
537,620	Brooks Automation, Inc.*	12,994,275
605,030	Entegris, Inc.*	7,774,636
		20,768,911
Semiconductors–5.2%		
307,400	Actel Corporation*	7,408,340
463,500	Artisan Components, Inc.*	9,501,750
396,650	Fairchild Semiconductor Corporation Class A*	9,904,351
48,110	OmniVision Technologies, Inc.*	2,658,078
366,200	Semtech Corporation*	8,323,726
180,775	Sigmatel, Inc.*	4,461,527
		42,257,772

* Non-income producing.

See notes to financial statements.

Shares		Market Value
Specialty Chemicals–0.9%		
145,600	Valspar Corporation	$ 7,195,552
Specialty Stores–5.3%		
161,320	Advance Auto Parts, Inc.*	13,131,448
182,665	Cost Plus, Inc.*	7,489,265
361,400	Guitar Center, Inc.*	11,774,412
283,298	Movie Gallery, Inc.*	5,292,007
167,350	PETCO Animal Supplies, Inc.*	5,095,808
		42,782,940
Steel–1.0%		
599,200	Graftech International Limited*	8,089,200
Systems Software–2.2%		
610,840	Macrovision Corporation*	13,798,876
241,960	Secure Computing Corporation*	4,333,504
		18,132,380
Technology Distributors–0.9%		
384,686	Insight Enterprises, Inc.*	7,232,097
Trading Companies & Distributors–1.0%		
156,245	Fastenal Company	7,802,875
Trucking–2.5%		
184,450	JB Hunt Transport Services, Inc.*	4,981,995
177,150	Knight Transportation, Inc.*	4,543,898
277,945	Overnite Corporation*	6,323,249
249,863	Werner Enterprises, Inc.	4,869,830
		20,718,972
Total Common Stocks (Domestic)		
(Cost–$627,756,535)		745,788,294
Common Stocks (Foreign)–6.4%		
Air Freight & Logistics–0.7%		
153,500	UTI Worldwide, Inc. (VI)	5,822,255
Healthcare Equipment–0.7%		
136,700	ResMed, Inc. (AU)*	5,678,518
Hotels, Resorts & Cruise Lines–1.9%		
556,910	Fairmont Hotels & Resorts, Inc. (CA)	15,114,537
Pharmaceuticals–0.7%		
128,120	Angiotech Pharmaceuticals, Inc. ADR (CA)*	5,893,520
Reinsurance–1.5%		
258,510	Platinum Underwriters Holdings Limited (BD)	7,755,300
210,500	Scottish Re Group Limited (BD)	4,374,190
		12,129,490

Shares		*Market Value*
Soft Drinks–0.9%		
251,675	Cott Corporation (CA)*	$ 7,049,417
Total Common Stocks (Foreign)		
(Cost–$46,491,203)		51,687,737

Units		*Market Value*
Warrants–0.0%		
Commercial Printing–0.0%		
2,368	American Banknote Corporation Warrants, expire 2007*	2
2,368	American Banknote Corporation Warrants, expire 2007*	24
		26
Total Warrants		
(Cost–$0)		26
Total Investments–97.9%		
(Total Cost–$674,247,738)		797,476,057
Other Assets and Liabilities–2.1%		17,423,168
Net Assets–100.0%		$814,899,225

* *Non-income producing.*
  ADR - American Depositary Receipt
  See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2003

Assets

Investment securities, at cost	$	674,247,738
Investment securities, at market		797,476,057
Cash		5,723,519
Receivables:		
Investment securities sold		25,333,939
Capital shares sold		1,008,813
Dividends		113,074
Other assets		39,010
Total Assets		829,694,412

Liabilities

Payables and other liabilities:		
Investment securities purchased		8,750,345
Capital shares redeemed		4,719,987
Advisory fees		572,231
Shareholder servicing fees		54,187
Accounting fees		36,339
Distribution fees		87,150
Transfer agency fees		144,171
Custodian fees		380
Other		430,397
Total Liabilities		14,795,187
Net Assets	$	814,899,225

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,156,411,959
Accumulated net investment loss	(99,180)
Accumulated net realized loss from security transactions	(464,641,873)
Net unrealized appreciation on investments	123,228,319
Total	$ 814,899,225

See notes to financial statements.

Net Assets—Class A	$	79,629,612
Shares Outstanding—Class A		3,058,369
Net Asset Value, Redemption Price Per Share	$	26.04
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	27.63
Net Assets—Class B	$	21,009,189
Shares Outstanding—Class B		836,337
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	25.12
Net Assets—Class C	$	8,352,391
Shares Outstanding—Class C		332,294
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	25.14
Net Assets—Class F	$	638,880,464
Shares Outstanding—Class F		24,587,346
Net Asset Value, Offering and Redemption Price Per Share	$	25.98
Net Assets—Class R	$	65,239,955
Shares Outstanding—Class R		2,478,266
Net Asset Value, Offering and Redemption Price Per Share	$	26.32
Net Assets—Class T	$	1,787,614
Shares Outstanding—Class T		69,973
Net Asset Value, Redemption Price Per Share	$	25.55
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	26.75

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 1,004,000
Interest	712,422
Foreign taxes withheld	(4,168)
Total Investment Income	1,712,254

Expenses:

Advisory fees—Note 2	5,896,047
Shareholder servicing fees—Note 2	606,704
Accounting fees—Note 2	379,728
Distribution fees—Note 2	1,525,567
Transfer agency fees—Note 2	1,317,912
Registration fees	110,464
Postage and mailing expenses	183,101
Custodian fees and expenses—Note 2	18,263
Printing expenses	154,611
Legal and audit fees	177,410
Directors' fees and expenses—Note 2	163,594
Other expenses	281,840
Total Expenses	10,815,241
Earnings Credits	(9,534)
Waived Expenses	(4,165)
Expense Offset to Broker Commissions	(4,000)
Net Expenses	10,797,542
Net Investment Loss	(9,085,288)

Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions

Net Realized Gain on Security Transactions	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	218,611,635
Net Realized and Unrealized Gain	232,542,593
Net Increase in Net Assets Resulting from Operations	$223,457,305

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (9,085,288)	$ (9,642,274)
Net Realized Gain (Loss)	13,930,958	(254,766,071)
Net Change in Unrealized Appreciation / Depreciation	218,611,635	(84,564,881)
Net Increase (Decrease) in Net Assets Resulting from Operations	223,457,305	(348,973,226)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,822,554)	(13,346,442)
Class B	(3,591,234)	(5,807,035)
Class C	(1,821,877)	(4,278,012)
Class F	(36,105,693)	(73,946,291)
Class R	5,799,244	2,113,647
Class T	68,669	(329,325)
Net Decrease from Capital Share Transactions	(45,473,445)	(95,593,458)
Net Increase (Decrease) in Net Assets	177,983,860	(444,566,684)
Net Assets		
Beginning of year	$636,915,365	$1,081,482,049
End of year (including accumulated net investment loss of $99,180 and $0, respectively)	$814,899,225	$ 636,915,365

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | Year ended December 31, | | | |
	2003	2002	2001	2000
Class A Shares				
Net Asset Value, beginning of year	$ 19.09	$ 28.50	$ 34.79	$ 40.88
Income from investment operations:				
Net investment loss	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains				
(losses) on securities	7.31	(9.10)	(6.02)	(3.45)
Total from investment				
operations	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 26.04	$ 19.09	$ 28.50	$ 34.79
Total return*	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$79,630	$67,184	$117,773	$131,298
Net expenses to average net assets#	1.50%	1.35%	1.18%	1.20%
Gross expenses to average net assets#	1.50%	1.35%	1.19%	1.24%
Net investment loss to average				
net assets	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	130%	128%	110%	108%

---

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | Year ended December 31, | | | |
	2003	2002	2001	2000
Class B Shares				
Net Asset Value, beginning of year	$ 18.60	$ 28.03	$ 34.49	$ 40.88
Income from investment operations:				
Net investment loss	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains				
(losses) on securities	7.33	(8.74)	(5.91)	(3.57)
Total from investment				
operations	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 25.12	$ 18.60	$ 28.03	$ 34.49
Total return*	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$21,009	$18,804	$35,845	$50,883
Net expenses to average net assets#	2.56%	2.26%	1.96%	1.94%
Gross expenses to average net assets#	2.56%	2.26%	1.97%	1.97%
Net investment loss to				
average net assets	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	130%	128%	110%	108%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | Year ended December 31, | | | |
	2003	2002	2001	2000
Class C Shares				
Net Asset Value, beginning of year	$18.60	$ 28.05	$ 34.51	$ 40.88
Income from investment operations:				
Net investment loss	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains				
(losses) on securities	7.48	(8.59)	(5.88)	(3.57)
Total from investment				
operations	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$25.14	$ 18.60	$ 28.05	$ 34.51
Total return*	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$8,352	$ 7,794	$17,031	$25,275
Net expenses to average net assets#	2.52%	2.26%	1.96%	1.94%
Gross expenses to average net assets#	2.52%	2.27%	1.98%	1.97%
Net investment loss to				
average net assets	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	130%	128%	110%	108%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37
Income from investment operations:					
Net investment loss	(0.35)	(0.36)	(0.20)	(0.07)	(0.08)
Net realized and unrealized gains					
(losses) on securities	7.29	(9.05)	(5.99)	(3.44)	22.72
Total from investment					
operations	6.94	(9.41)	(6.19)	(3.51)	22.64
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)	(6.15)
Total distributions	0.00	0.00	(0.10)	(2.61)	(6.15)
Net Asset Value, end of year	$ 25.98	$ 19.04	$ 28.45	$ 34.74	$ 40.86
Total return	36.45%	(33.08%)	(17.81%)	(8.26%)	94.59%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$638,880	$498,970	$847,330	$1,066,003	$806,152
Net expenses to average					
net assets#	1.53%	1.40%	1.24%	1.25%	1.45%
Gross expenses to average					
net assets#	1.53%	1.41%	1.25%	1.28%	1.46%
Net investment loss to					
average net assets	(1.29%)	(1.13%)	(0.64%)	(0.46%)	(0.96%)
Portfolio turnover rate@	130%	128%	110%	108%	157%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 19.23	$ 28.64	$ 34.87	$40.88
Income from investment operations:				
Net investment income (loss)	(0.17)	(0.18)	(0.08)	0.00+
Net realized and unrealized gains				
(losses) on securities	7.26	(9.23)	(6.05)	(3.40)
Total from investment				
operations	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$ 26.32	$ 19.23	$ 28.64	$34.87
Total return	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$65,240	$42,872	$61,163	$4,693
Net expenses to average net assets#	1.21%	1.10%	0.94%	0.93%
Gross expenses to average net assets#	1.21%	1.10%	0.95%	0.96%
Net investment income (loss) to				
average net assets	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	130%	128%	110%	108%

+   Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$18.79	$ 28.24	$ 34.69	$40.88
Income from investment operations:				
Net investment loss	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains				
(losses) on securities	7.07	(8.91)	(6.02)	(3.49)
Total from investment				
operations	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$25.55	$ 18.79	$ 28.24	$34.69
Total return*	35.98%	(33.46%)	(18.30%)	(8.43%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,788	$ 1,291	$ 2,341	$1,908
Net expenses to average net assets#	1.90%	2.06%	1.82%	1.44%
Gross expenses to average net assets#	1.91%	2.06%	1.83%	1.48%
Net investment loss to				
average net assets	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	130%	128%	110%	108%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus," an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $231,448 and $128,423, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $228,098 and $62,925, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$52,713
Class B	$73,409
Class C	$27,414
Class R	$18,185
Class T	$ 3,167

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $1,320,188 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$176,102
Class B	$143,376	$ 47,792
Class C	$ 58,595	$ 19,531
Class T	$ 3,408	$ 3,408

During the year ended December 31, 2003, DSC retained $2,399 and $8 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $67,480 and $139 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $4,165. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,986,108	$0	$(8,986,108)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$455,702,028
Federal Tax Cost	$683,187,583
Gross Tax Appreciation of Investments	$150,381,262
Gross Tax Depreciation of Investments	$(36,092,788)
Net Tax Appreciation	$114,288,474

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	1,201,496	$ 27,097,339	914,819	$ 21,923,140
Redeemed	(1,662,688)	$ (36,919,893)	(1,527,408)	$ (35,269,582)
Net Decrease	**(461,192)**	**$ (9,822,554)**	**(612,589)**	**$ (13,346,442)**
Class B				
Sold	10,129	$ 212,967	26,778	$ 651,636
Redeemed	(184,783)	$ (3,804,201)	(294,496)	$ (6,458,671)
Net Decrease	**(174,654)**	**$ (3,591,234)**	**(267,718)**	**$ (5,807,035)**
Class C				
Sold	21,413	$ 428,341	27,424	$ 641,512
Redeemed	(108,035)	$ (2,250,218)	(215,764)	$ (4,919,524)
Net Decrease	**(86,622)**	**$ (1,821,877)**	**(188,340)**	**$ (4,278,012)**
Class F				
Sold	5,367,437	$117,439,063	5,520,185	$ 130,099,247
Redeemed	(6,981,197)	$(153,544,756)	(9,099,776)	$(204,045,538)
Net Decrease	**(1,613,760)**	**$ (36,105,693)**	**(3,579,591)**	**$ (73,946,291)**
Class R				
Sold	500,330	$ 11,153,199	438,891	$ 10,145,622
Redeemed	(251,484)	$ (5,353,955)	(344,725)	$ (8,031,975)
Net Increase	**248,846**	**$ 5,799,244**	**94,166**	**$ 2,113,647**
Class T				
Sold	18,394	$ 420,952	14,612	$ 336,876
Redeemed	(17,137)	$ (352,283)	(28,799)	$ (666,201)
Net Increase (Decrease)	**1,257**	**$ 68,669**	**(14,187)**	**$ (329,325)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $831,355,846 and $852,669,256, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003 the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Discovery Fund**

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Additional information about the Fund and its directors is available in the Fund's Statement
of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a
current prospectus, which contains more complete information including charges, expenses, and share classes.
Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

182AR1203

Dreyfus Founders Growth Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value



*A discussion with portfolio
manager John B. Jares, CFA*

**How did the Fund perform relative to its benchmark
for the 12-month period ended December 31, 2003?**
Although the beginning of the year was shadowed by uncertainty over
a war in Iraq, investor confidence in the equity markets soon strengthened
as a conclusion to the Iraqi conflict and an improving economy increased
the appetite for less-defensive investment vehicles. Dreyfus Founders Growth
Fund fared well during the period compared to its large-capitalization growth
benchmark, the Russell 1000 Growth Index, which returned 29.75% for
the period.

**In what broad economic and market
environment did the Fund perform in 2003?**
The reporting period began in a market slump, with the uncertainty over
a war in Iraq weighing heavily on investor confidence. Falling equity prices
and continuing corporate malfeasance also goaded investors into looking
for less risky, more defensive securities in which to invest.

However, the second quarter of the year saw markets and the economy
begin their upswing, primarily driven by the conclusion to major hostilities
in Iraq and a renewed sense of
confidence in the U.S.'s war on
terror. Although economic statistics
supplied by government and other
organizations continued to show

> *"The improving economic
> environment laid the
> background for the positive
> performance achieved by
> the Fund during the period."*

3

Performance Highlights

- Although some domestic economic concerns still existed at year's end, primarily the weak U.S. dollar and sluggish job growth numbers, expectations that these may continue to recover in 2004 remained strong.

- Some of the most compelling growth and investment opportunities were found in the consumer discretionary and consumer staples sectors, which benefited from an increase in consumer spending.

- While poor stock selection in the technology sector was a drag on overall performance, a few select stocks in this sector positively contributed to Fund performance.

- Cash was relatively high, averaging 8.25% for the year, negatively impacting the Fund's return in the strong market environment.

mixed results, investors' renewed confidence in equity markets, the pace of economic growth and falling interest rates drew investors' attention toward less-defensive vehicles.

The domestic market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. Consumer spending was high, especially in the housing and automobile markets. Capital spending also appeared to strengthen. Productivity beat expectations during the year, and real gross domestic product (GDP) increased at an annual rate of 8.2% in the third quarter. And although some domestic economic concerns still existed at year's end, primarily the weak U.S. dollar and sluggish job growth numbers, expectations that these may continue to recover in 2004 remained strong.

**What management decisions positively
impacted Fund performance for the period?**

This improving economic environment laid the background for the positive performance achieved by the Fund during the period. Relative performance was driven by strong stock selection in several sectors.

The healthcare sector was the largest contributor to the Fund's relative performance, driven by its underweight position versus the benchmark. Although specific healthcare holdings performed poorly, as discussed below, stock selection in this sector had an overall positive effect on Fund performance for the period.

Some of the most compelling growth and investment opportunities were found in the consumer discretionary and consumer staples sectors. The increase in consumer confidence, and therefore, consumer spending, drove performance in these sectors. Strong stock selection also buoyed overall performance with names such as **Best Buy Company, Inc.**, **Royal Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc**. Solid execution and market share gains from primary competitors drove Best Buy's annual performance. The company also benefited from a recovery in consumer spending, and some desirable new product cycles such as digital

Largest Equity Holdings (ticker symbol)	
1. SPDR Trust Series 1 (SPY)	5.70%
2. General Electric Company (GE)	3.99%
3. Microsoft Corporation (MSFT)	2.75%
4. Estée Lauder Companies, Inc. (EL)	2.51%
5. Royal Caribbean Cruises Limited (RCL)	2.42%
6. Intel Corporation (INTC)	2.18%
7. MBNA Corporation (KRB)	2.10%
8. Wells Fargo & Company (WFC)	2.04%
9. Maxim Integrated Products, Inc. (MXIM)	2.02%
10. Cendant Corporation (CD)	1.98%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

photography and HDTV. Performance by Royal Caribbean Cruises, one of the Fund's largest holdings, was spurred by an improvement in demand for leisure travel, solid execution and excellent product positioning. Estée Lauder posted better than expected revenue and earnings growth as the company benefited from a rebound in high-end consumer demand in the United States and abroad.



Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

While poor stock selection in the technology sector was a drag on overall Fund performance, a few select individual stocks in this sector positively contributed to the Fund's performance, such as **Intel Corporation**, **VERITAS Software Corporation**, and **Cisco Systems, Inc**. Intel benefited from robust demand for personal computers driven primarily by consumers, while Cisco Systems gained from both product introductions as well as a rebound in enterprise spending on networking equipment.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	23.61%	—	—	(16.83%)
Without sales charge	31.23%	—	—	(15.59%)
Class B Shares (12/31/99)				
With redemption*	26.14%	—	—	(16.71%)
Without redemption	30.14%	—	—	(16.19%)
Class C Shares (12/31/99)				
With redemption**	29.04%	—	—	(16.24%)
Without redemption	30.04%	—	—	(16.24%)
Class F Shares (1/5/62)	31.42%	(6.65%)	6.29%	N/A
Class R Shares (12/31/99)	31.87%	—	—	(15.39%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	24.57%	—	—	(17.22%)
Without sales charge	30.40%	—	—	(16.26%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

 Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's one-year performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

 *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

 **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

The least compelling area for investment in 2003 was in the long distance and local telephone industries within the telecommunications sector. These industries continued to present lackluster performance during the year, so the Fund limited exposure to this sector, reducing the potential negative impact.

What management decisions hindered Fund performance during the year?

As mentioned above, poor stock selection in the technology sector dampened the Fund's relative performance, with such names as BMC Software, Inc., a provider of e-business systems management software, which exhibited sluggish sales trends for its software products during most of 2003, and revised earnings expectations lower.



Portfolio Composition

27.76% Information Technology
19.15% Consumer Discretionary
11.64% Industrials
11.29% Financials
8.47% Healthcare
7.49% Consumer Staples
1.90% Materials
1.67% Energy
0.84% Utilities
0.78% Telecommunications Services
5.70% Other
3.31% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additional underperformers in the portfolio included **Kohl's Corporation**, Medimmune, Inc., and Delta Air Lines, Inc. Kohl's, an operator of specialty department stores, posted sluggish sales trends and lower margins as consumers shifted spending to other retailers. Medimmune, a biotechnology company, saw its stock price drop slightly as the launch of the company's new product, the nasal flu vaccine FluMist, proved to be disappointing. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor demand for the product.

The Fund's cash position, which averaged 8.25% for the year, hampered returns the Fund might have otherwise seen in the strong market environment.

In 2004, we will continue to evaluate stocks one by one. Our research-driven approach includes extensive financial modeling and frequent interaction with company management. We will continue to seek out companies we believe have the potential to grow faster than market expectations.

John B. Jares, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–90.1%

Aerospace & Defense–1.1%

31,525	General Dynamics Corporation	$ 2,849,535
58,550	Lockheed Martin Corporation	3,009,470
		5,859,005

Airlines–0.9%

186,700	AMR Corporation*	2,417,765
183,760	Northwest Airlines Corporation Class A*	2,319,051
		4,736,816

Aluminum–1.1%

144,950	Alcoa, Inc.	5,508,100

Apparel Retail–0.7%

146,175	Gap, Inc.	3,392,722

Application Software–0.6%

139,725	PeopleSoft, Inc.*	3,185,730

Asset Management & Custody Banks–0.9%

158,050	SEI Investments Company	4,815,784

Biotechnology–2.6%

62,735	Amgen, Inc.*	3,877,023
161,475	Gilead Sciences, Inc.*	9,388,157
		13,265,180

Broadcasting & Cable TV–2.4%

33,150	Clear Channel Communications, Inc.	1,552,415
161,583	Comcast Corporation Special Class A*	5,054,316
162,900	Cox Communications, Inc. Class A*	5,611,905
		12,218,636

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value
Casinos & Gaming–0.9%		
100,350	Mandalay Resort Group	$ 4,487,652
Communications Equipment–1.9%		
391,905	Cisco Systems, Inc.*	9,519,372
Computer & Electronics Retail–0.7%		
71,625	Best Buy Company, Inc.	3,741,690
Computer Hardware–1.8%		
100,250	International Business Machines Corporation	9,291,170
Computer Storage & Peripherals–0.9%		
353,075	EMC Corporation*	4,561,729
Consumer Finance–2.1%		
436,713	MBNA Corporation	10,852,318
Data Processing & Outsourced Services–1.3%		
165,370	Fiserv, Inc.*	6,533,769
Department Stores–1.8%		
73,500	Kohl's Corporation*	3,303,090
77,650	Nordstrom, Inc.	2,663,395
71,825	Sears Roebuck & Company	3,267,319
		9,233,804
Diversified Banks–3.5%		
23,300	Bank of America Corporation	1,874,019
125,350	Bank One Corporation	5,714,707
178,275	Wells Fargo & Company	10,498,615
		18,087,341
Diversified Commercial Services–2.0%		
457,350	Cendant Corporation*	10,185,185
Drug Retail–1.6%		
225,175	Walgreen Company	8,191,867
Electronic Equipment Manufacturers–0.3%		
49,450	Agilent Technologies, Inc.*	1,445,918
Exchange Traded Funds–5.7%		
264,225	SPDR Trust Series 1	29,405,600
Food Retail–0.6%		
132,850	Safeway, Inc.*	2,910,744
Gas Utilities–0.8%		
73,575	Kinder Morgan, Inc.	4,348,283
Gold–0.8%		
88,700	Newmont Mining Corporation	4,311,707
Healthcare Equipment–0.5%		
67,200	Boston Scientific Corporation*	2,470,272

* Non-income producing.
  SPDR - Standard and Poor's Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Home Improvement Retail–1.3%		
191,675	Home Depot, Inc.	$ 6,802,546
Hotels, Resorts & Cruise Lines–1.1%		
135,850	Carnival Corporation	5,397,321
Household Products–1.3%		
64,650	Procter & Gamble Company	6,457,242
Hypermarkets & Super Centers–0.5%		
50,046	Wal-Mart Stores, Inc.	2,654,940
Industrial Conglomerates–4.6%		
38,250	3M Company	3,252,398
663,509	General Electric Company	20,555,509
		23,807,907
Industrial Machinery–0.6%		
38,900	Illinois Tool Works, Inc.	3,264,099
Integrated Oil & Gas–0.5%		
66,375	Exxon Mobil Corporation	2,721,375
Investment Banking & Brokerage–2.3%		
370,425	Charles Schwab Corporation	4,385,832
52,150	Goldman Sachs Group, Inc.	5,148,770
40,825	Morgan Stanley	2,362,543
		11,897,145
Leisure Facilities–2.4%		
358,300	Royal Caribbean Cruises Limited	12,465,257
Movies & Entertainment–4.7%		
497,200	Time Warner, Inc.*	8,944,628
145,971	Viacom, Inc. Class B	6,478,193
375,700	Walt Disney Company	8,765,081
		24,187,902
Multi-Line Insurance–1.1%		
85,424	American International Group, Inc.	5,661,903
Oil & Gas Drilling–0.2%		
49,800	GlobalSantaFe Corporation	1,236,534
Oil & Gas Equipment & Services–0.9%		
111,750	Smith International, Inc.*	4,639,860
Other Diversified Financial Services–1.3%		
141,717	Citigroup, Inc.	6,878,943
Personal Products–2.5%		
329,903	Estée Lauder Companies, Inc. Class A	12,951,992
Pharmaceuticals–4.2%		
109,875	Johnson & Johnson	5,676,143
62,850	Merck & Company, Inc.	2,903,670

Shares			Market Value
210,213	Pfizer, Inc.	$	7,426,825
139,125	Wyeth		5,905,856
			21,912,494

Publishing–1.7%

67,975	Gannett Company, Inc.		6,060,651
56,125	Tribune Company		2,896,050
			8,956,701

Railroads–1.8%

130,375	Union Pacific Corporation		9,058,455

Semiconductor Equipment–1.5%

79,650	KLA-Tencor Corporation*		4,673,066
73,650	Novellus Systems, Inc.*		3,096,983
			7,770,049

Semiconductors–8.2%

49,825	Broadcom Corporation*		1,698,534
349,026	Intel Corporation		11,238,637
233,450	Linear Technology Corporation		9,821,242
209,375	Maxim Integrated Products, Inc.		10,426,875
241,225	Xilinx, Inc.*		9,345,057
			42,530,345

Soft Drinks–1.1%

107,550	Coca-Cola Company		5,458,163

Specialty Stores–1.5%

107,575	Staples, Inc.*		2,936,798
109,225	Tiffany & Company		4,936,970
			7,873,768

Systems Software–6.5%

45,750	Adobe Systems, Inc.		1,797,975
515,101	Microsoft Corporation		14,185,882
657,300	Oracle Corporation*		8,676,360
231,635	VERITAS Software Corporation*		8,607,557
			33,267,774

Wireless Telecommunication Services–0.8%

142,650	Nextel Communications, Inc.*		4,002,759

Total Common Stocks (Domestic)
(Cost–$404,092,957) 464,415,868

Common Stocks (Foreign)–6.6%

Application Software–1.7%

214,775	SAP AG Sponsored ADR (GE)		8,926,049

* Non-income producing.
  ADR - American Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Communications Equipment–1.0%		
311,500	Nokia Oyj Sponsored ADR (FI)	$ 5,295,500
IT Consulting & Other Services–1.1%		
219,550	Accenture Limited Class A ADR (BD)*	5,778,556
Pharmaceuticals–1.2%		
105,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	6,005,589
Railroads–0.6%		
49,450	Canadian National Railway Company (CA)	3,129,196
Semiconductor Equipment–0.7%		
175,750	ASM Lithography Holding NV NY Shares (NE)*	3,523,788
Semiconductors–0.3%		
39,875	Marvell Technology Group Limited (BD)*	1,512,459
Total Common Stocks (Foreign) **(Cost–$25,637,871)**		34,171,137

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–7.2%		
$37,300,000	Federal National Mortgage Association 0.75% 1/2/04	$ 37,299,223
Total U.S. Agency Discount Notes **(Amortized Cost–$37,299,223)**		37,299,223
Total Investments–103.9% **(Total Cost–$467,030,051)**		535,886,228
Other Assets and Liabilities–(3.9%)		(20,243,028)
Net Assets–100.0%		$ 515,643,200

* *Non-income producing.*
  ADR - American Depositary Receipt.
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 467,030,051
Investment securities, at market	535,886,228
Cash	2,334,837
Receivables:	
Investment securities sold	8,048,394
Capital shares sold	251,798
Dividends	654,801
Other assets	41,116
Total Assets	547,217,174

Liabilities

Payables and other liabilities:	
Investment securities purchased	15,388,864
Capital shares redeemed	15,008,523
Advisory fees	330,906
Shareholder servicing fees	42,522
Accounting fees	26,375
Distribution fees	149,706
Transfer agency fees	157,337
Custodian fees	277
Other	469,464
Total Liabilities	31,573,974
Net Assets	$ 515,643,200

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,231,743,673
Accumulated net investment loss	(112,853)
Accumulated net realized loss from security transactions	(784,843,797)
Net unrealized appreciation on investments	68,856,177
Total	$ 515,643,200

See notes to financial statements.

Net Assets—Class A	$	6,451,732
Shares Outstanding—Class A		659,072
Net Asset Value, Redemption Price Per Share	$	9.79
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.39
Net Assets—Class B	$	13,663,686
Shares Outstanding—Class B		1,438,402
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.50
Net Assets—Class C	$	1,774,021
Shares Outstanding—Class C		187,106
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.48
Net Assets—Class F	$	484,741,916
Shares Outstanding—Class F		49,336,777
Net Asset Value, Offering and Redemption Price Per Share	$	9.83
Net Assets—Class R	$	8,792,325
Shares Outstanding—Class R		888,576
Net Asset Value, Offering and Redemption Price Per Share	$	9.89
Net Assets—Class T	$	219,520
Shares Outstanding—Class T		23,146
Net Asset Value, Redemption Price Per Share	$	9.48
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	9.93

See notes to financial statements.

Investment Income:

Dividends	$ 4,905,554
Interest	437,534
Foreign taxes withheld	(12,027)
Total Investment Income	5,331,061

Expenses:

Advisory fees—Note 2	3,724,570
Shareholder servicing fees—Note 2	527,087
Accounting fees—Note 2	297,719
Distribution fees—Note 2	1,293,046
Transfer agency fees—Note 2	962,560
Registration fees	69,290
Postage and mailing expenses	119,941
Custodian fees and expenses—Note 2	12,862
Printing expenses	107,734
Legal and audit fees	94,239
Directors' fees and expenses—Note 2	115,828
Other expenses	182,718
Total Expenses	7,507,594
Earnings Credits	(6,482)
Waived Expenses	(3,051)
Expense Offset to Broker Commissions	(4,225)
Net Expenses	7,493,836
Net Investment Loss	(2,162,775)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on Security Transactions	16,581,469
Net Change in Unrealized Appreciation/Depreciation of Investments	122,368,802
Net Realized and Unrealized Gain	138,950,271
Net Increase in Net Assets Resulting from Operations	$136,787,496

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (2,162,775)	$ (3,186,435)
Net Realized Gain (Loss)	16,581,469	(161,500,183)
Net Change in Unrealized Appreciation / Depreciation	122,368,802	(56,838,030)
Net Increase (Decrease) in Net Assets Resulting from Operations	136,787,496	(221,524,648)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(258,678)	(439,145)
Class B	(1,223,196)	(2,574,883)
Class C	(166,651)	(656,249)
Class F	(88,319,324)	(210,452,943)
Class R	2,736,606	3,376,685
Class T	(41,579)	(271,640)
Net Decrease from Capital Share Transactions	(87,272,822)	(211,018,175)
Net Increase (Decrease) in Net Assets	49,514,674	(432,542,823)
Net Assets		
Beginning of year	$466,128,526	$ 898,671,349
End of year (including accumulated net investment loss of $112,853 and $0, respectively)	$515,643,200	$ 466,128,526

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 7.46	$ 10.53	$ 14.02	$ 23.88
Income from investment operations:				
Net investment loss	(0.06)	(0.06)	(0.05)	(0.05)
Net realized and unrealized gains				
(losses) on securities	2.39	(3.01)	(3.44)	(6.39)
Total from investment				
operations	2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.79	$ 7.46	$ 10.53	$ 14.02
Total return*	31.23%	(29.15%)	(24.89%)	(27.30%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$6,452	$ 5,149	$ 7,795	$ 8,655
Net expenses to average net assets#	1.66%	1.48%	1.20%	1.05%
Gross expenses to average net assets#	1.66%	1.48%	1.21%	1.08%
Net investment loss to average				
net assets	(0.59%)	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.
\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.
@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.30	$ 10.38	$ 13.91	$ 23.88
Income from investment operations:				
Net investment loss	(0.17)	(0.18)	(0.13)	(0.11)
Net realized and unrealized gains				
(losses) on securities	2.37	(2.90)	(3.40)	(6.44)
Total from investment				
operations	2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.50	$ 7.30	$ 10.38	$ 13.91
Total return*	30.14%	(29.67%)	(25.38%)	(27.77%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$13,664	$11,603	$19,829	$25,359
Net expenses to average net assets#	2.48%	2.22%	1.92%	1.80%
Gross expenses to average net assets#	2.48%	2.22%	1.93%	1.82%
Net investment loss to				
average net assets	(1.41%)	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	124%	139%	152%	182%

---

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.29	$ 10.36	$ 13.92	$ 23.88
Income from investment operations:				
Net investment loss	(0.19)	(0.26)	(0.18)	(0.10)
Net realized and unrealized gains				
(losses) on securities	2.38	(2.81)	(3.38)	(6.44)
Total from investment				
operations	2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.48	$ 7.29	$ 10.36	$ 13.92
Total return*	30.04%	(29.63%)	(25.58%)	(27.72%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,774	$ 1,528	$ 2,979	$ 4,384
Net expenses to average net assets#	2.49%	2.37%	2.10%	1.80%
Gross expenses to average net assets#	2.49%	2.37%	2.11%	1.82%
Net investment loss to				
average net assets	(1.42%)	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41
Income from investment operations:					
Net investment loss	(0.17)	(0.22)	(0.15)	(0.21)	(0.09)
Net realized and unrealized gains (losses) on securities . .	2.52	(2.83)	(3.35)	(6.21)	7.73
Total from investment operations	2.35	(3.05)	(3.50)	(6.42)	7.64
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	(3.42)	(4.18)
Total distributions	0.00	0.00	0.00	(3.42)	(4.18)
Net Asset Value, end of year	$ 9.83	$ 7.48	$ 10.53	$ 14.03	$ 23.87
Total return	31.42%	(28.96%)	(24.95%)	(27.23%)	39.06%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$484,742	$443,307	$865,425	$1,441,466	$3,323,606
Net expenses to average net assets#	1.47%	1.37%	1.30%	1.06%	1.08%
Gross expenses to average net assets#	1.47%	1.38%	1.31%	1.07%	1.09%
Net investment loss to average net assets	(0.41%)	(0.46%)	(0.58%)	(0.58%)	(0.47%)
Portfolio turnover rate@	124%	139%	152%	182%	117%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.50	$ 10.57	$ 14.07	$ 23.88
Income from investment operations:				
Net investment income (loss)	0.01	0.01	(0.02)	(0.02)
Net realized and unrealized gains (losses) on securities	2.38	(3.08)	(3.48)	(6.37)
Total from investment operations	2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.89	$ 7.50	$ 10.57	$ 14.07
Total return	31.87%	(29.04%)	(24.88%)	(27.08%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$8,792	$ 4,333	$ 2,023	$ 9
Net expenses to average net assets#	1.13%	1.30%	1.46%	0.79%
Gross expenses to average net assets#	1.13%	1.30%	1.46%	0.82%
Net investment income (loss) to average net assets	(0.04%)	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	124%	139%	152%	182%

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.27	$ 10.38	$ 14.00	$ 23.88
Income from investment operations:				
Net investment loss	(0.30)	(0.56)	(0.19)	(0.09)
Net realized and unrealized gains				
(losses) on securities	2.51	(2.55)	(3.43)	(6.37)
Total from investment				
operations	2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$ 9.48	$ 7.27	$ 10.38	$ 14.00
Total return*	30.40%	(29.96%)	(25.86%)	(27.38%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 220	$ 208	$ 621	$ 802
Net expenses to average net assets#	2.22%	2.78%	2.55%	1.29%
Gross expenses to average net assets#	2.22%	2.78%	2.56%	1.32%
Net investment loss to				
average net assets	(1.15%)	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	124%	139%	152%	182%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Notes to Financial Statements
(continued)

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $306,950 and $169,884, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $212,499 and $67,909, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$20,202
Class B	$52,395
Class C	$ 6,820
Class R	$ 4,612
Class T	$ 1,298

Notes to Financial Statements
(continued)

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $1,186,649 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$14,458
Class B	$93,926	$31,309
Class C	$11,977	$ 3,992
Class T	$ 494	$ 494

During the year ended December 31, 2003, DSC retained $622 and $19 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $37,121 and $80 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $3,051. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions,

net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$2,049,922	$0	$(2,049,922)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $19,881,060.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$766,225,012
Post-October Capital Loss Deferral	$ 5,914,879
Federal Tax Cost	$479,733,957
Gross Tax Appreciation of Investments	$ 65,953,511
Gross Tax Depreciation of Investments	$ (9,801,240)
Net Tax Appreciation	$ 56,152,271

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock.
Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	102,390	$ 863,766	176,909	$ 1,575,474
Issued in Connection with				
Acquisition................	0	$ 0	8,437	$ 83,443
Redeemed	(133,313)	$ (1,122,444)	(235,763)	$ (2,098,062)
Net Decrease	**(30,923)**	**$ (258,678)**	**(50,417)**	**$ (439,145)**
Class B				
Sold	95,258	$ 810,696	117,855	$ 1,071,298
Issued in Connection with				
Acquisition................	0	$ 0	30,576	$ 297,814
Redeemed	(245,915)	$ (2,033,892)	(469,578)	$ (3,943,995)
Net Decrease	**(150,657)**	**$ (1,223,196)**	**(321,147)**	**$ (2,574,883)**
Class C				
Sold	22,136	$ 191,985	19,428	$ 176,384
Issued in Connection with				
Acquisition	0	$ 0	3,774	$ 36,681
Redeemed	(44,718)	$ (358,636)	(100,964)	$ (869,314)
Net Decrease	**(22,582)**	**$ (166,651)**	**(77,762)**	**$ (656,249)**
Class F				
Sold	5,549,619	$ 46,590,327	6,324,146	$ 57,283,483
Issued in Connection with				
Acquisition................	0	$ 0	162,005	$ 1,602,235
Redeemed	(15,507,433)	$(134,909,651)	(29,363,216)	$(269,338,661)
Net Decrease	**(9,957,814)**	**$(88,319,324)**	**(22,877,065)**	**$(210,452,943)**
Class R				
Sold	388,827	$ 3,417,348	440,296	$ 3,853,596
Issued in Connection with				
Acquisition................	0	$ 0	48	$ 475
Redeemed	(77,669)	$ (680,742)	(54,408)	$ (477,386)
Net Increase	**311,158**	**$ 2,736,606**	**385,936**	**$ 3,376,685**
Class T				
Sold	856	$ 6,961	1,782	$ 16,192
Issued in Connection with				
Acquisition................	0	$ 0	791	$ 7,690
Redeemed	(6,333)	$ (48,540)	(33,797)	$ (295,522)
Net Decrease	**(5,477)**	**$ (41,579)**	**(31,224)**	**$ (271,640)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $565,669,867 and $625,074,961, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Acquisition of Dreyfus Founders Focus Fund

On February 22, 2002, the Fund acquired all the net assets of Dreyfus Founders Focus Fund ("Focus") pursuant to a plan of reorganization approved by Focus shareholders on February 15, 2002. The acquisition was accomplished by a tax-free exchange of Class A, Class B, Class C, Class F, Class R, and Class T shares of the Fund in the amount of 8,437, 30,576, 3,774, 162,005, 48, and 791 shares, respectively, (valued at $83,443, $297,814, $36,681, $1,602,235, $475, and $7,690, respectively) for the 14,562, 52,804, 6,515, 279,701, 80, and 1,328 Focus Class A, Class B, Class C, Class F, Class R, and Class T shares outstanding, respectively, on February 22, 2002. Focus' net assets on that date, $2,028,338, including $145,042 of unrealized depreciation, were combined with those of the Fund. The aggregate net assets of the Fund and Focus immediately before the acquisition were $808,857,376 and $2,028,338, respectively.

8. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

For More Information

**Dreyfus Founders
Growth Fund**

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

213AR1203

Dreyfus Founders Growth and Income Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

T ABLE OF C ONTENTS

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

The year saw equity markets reinvigorated as uncertainty and an appetite for lower-risk investments soon gave way to confidence and heightened expectations in the domestic economy. Dreyfus Founders Growth and Income Fund fared well during the period when compared to its benchmark, the Standard & Poor's 500 Index, which posted a return of 28.68%.

In what broad economic and market environment did the Fund perform in 2003?

2003 began sluggishly with falling equity prices, uncertainty over the possible war in Iraq and continuing corporate malfeasance stunting confidence in the equity markets as investors searched for lower risk, more defensive securities in which to invest.

However, by the second quarter of the year, the market experienced an upswing, spurred by the easing of the uncertainty surrounding the hostilities in Iraq. Although economic statistics supplied by the government and other organizations continued to show mixed results, investors' renewed confidence

"It was in the consumer discretionary and consumer staples sectors where we found the most compelling growth and investment opportunities."

Performance Highlights

- By the second quarter of the year, the market experienced an upswing that continued throughout the year, spurred by the initiation and successful conclusion to major hostilities in Iraq.

- Relative performance was driven by Fund holdings in the technology, consumer staples and consumer discretionary sectors as well as favorable stock selection and overweight positions in select sectors versus the benchmark.

- An infusion of consumer capital, driven by the improving economy, bolstered the consumer discretionary sector's performance. Paired with the Fund's relative overweight position and strong stock selection in this sector, this helped boost Fund returns.

- Weak stock selection in the information technology sector and the Fund's cash position detracted from overall Fund performance during the year.

in equity markets, the pace of economic growth and falling interest rates drew investors' attention toward less-defensive vehicles and back to the equity market.

The market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. And although some weights on the economic recovery still existed during the year, expectations that these may continue to ease in the coming year remained strong.

What management decisions positively impacted Fund performance for the period?

The Fund was able to take advantage of the improving economic environment during the twelve months ended December 31. It was in the consumer discretionary and consumer staples sectors where we found some of the most compelling growth and investment opportunities. An infusion of consumer capital, driven by the improving economy, bolstered the performance of these sectors. Strong stock selection buoyed overall Fund performance with names such as **Best Buy Company, Inc.**, **Royal Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc.** Best Buy's success was driven by solid execution and market share gains from primary competitors like Circuit City, Tweeter and Ultimate Electronics. An improvement in consumer spending also helped company performance as new product cycles such as HDTV and digital photography sparked consumer interest. One of the Fund's largest holdings during the period, Royal Caribbean's performance was helped by an increase in demand for leisure travel, solid execution and excellent product positioning. Estée Lauder posted better-than-expected revenue and earnings growth as the company benefited from a rebound in high-end consumer demand in the United States and abroad.

The healthcare sector was the second largest contributor to the Fund's relative performance. Although a few specific healthcare holdings underperformed during the period, strong stock selection paired with an underweight position versus the benchmark had a positive effect on the Fund's relative return.

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	5.22%
2.	General Electric Company (GE)	3.75%
3.	Estée Lauder Companies, Inc. (EL)	2.30%
4.	Royal Caribbean Cruises Limited (RCL)	2.28%
5.	Microsoft Corporation (MSFT)	2.07%
6.	MBNA Corporation (KRB)	1.98%
7.	Maxim Integrated Products, Inc. (MXIM)	1.94%
8.	Nordstrom, Inc. (JWN)	1.86%
9.	Wells Fargo & Company (WFC)	1.84%
10.	Linear Technology Corporation (LLTC)	1.84%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Several stock picks within the technology sector also favorably impacted performance. Notable among these strong performers are names such as **Intel Corporation**, **VERITAS Software Corporation**, and **Cisco Systems, Inc**. Intel benefited from robust demand for personal computers driven primarily by consumers. VERITAS Software posted excellent revenue



Growth of $10,000 Investment

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

and earnings growth as business enterprise spending on storage-related software rebounded from 2002's very low levels. Cisco Systems gained from both a rebound in enterprise spending on networking equipment as well as recent product introductions.

The least compelling area for investment in 2003 was in the long distance and local telephone industries within the telecommunications sector. These industries continued to present lackluster performance during the year, so the Fund limited its exposure to this sector, reducing the potential negative impact.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	23.01%	—	—	(12.05%)
Without sales charge	30.52%	—	—	(10.75%)
Class B Shares (12/31/99)				
With redemption*	25.41%	—	—	(11.80%)
Without redemption	29.41%	—	—	(11.17%)
Class C Shares (12/31/99)				
With redemption**	28.34%	—	—	(11.58%)
Without redemption	29.34%	—	—	(11.58%)
Class F Shares (7/5/38)	30.67%	(5.73%)	5.39%	N/A
Class R Shares (12/31/99)	30.55%	—	—	(10.55%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	23.38%	—	—	(12.30%)
Without sales charge	29.20%	—	—	(11.28%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What management decisions hindered performance during the year?

Weak stock selection in the strong-performing technology sector detracted from overall Fund performance during the year. BMC Software, Inc., a provider of e-business systems management software, exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower. By the end of the year the company began to see better trends, however the Fund had sold the stock before this uptick in sales. Other negative contributors to Fund performance included **Kohl's Corporation**, an operator of specialty department stores, which posted lackluster sales and lower margins as consumers shifted spending to other, higher-end retailers. Biotechnology company, Medimmune, Inc. saw its stock price move lower as the company's nasal flu vaccine, FluMist, proved a disappointing product launch. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor



Portfolio Composition

- 23.59% Information Technology
- 19.84% Consumer Discretionary
- 10.82% Industrials
- 9.55% Financials
- 7.83% Healthcare
- 6.89% Consumer Staples
- 3.81% Energy
- 1.79% Materials
- 1.66% Telecommunications Services
- 5.22% Other
- 9.00% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

demand for the product. **Wyeth**, which partnered with Medimmune on the launch of FluMist, also suffered poor stock price performance driven by continued concern over diet drug litigation and the general lackluster performance experienced by most large pharmaceutical companies.

Our management of the Fund continued to be driven primarily by our bottom-up intensive research approach rather than macro-economic events. However, a relatively high cash position in the first two months of the year helped buffer the decline experienced in equity prices. A lowering of the Fund's cash position in early March helped Fund performance as the commencement of the war in Iraq sparked the rally in stock prices.

Even after this reduction, however, the Fund's cash position, which averaged 7.84% for the year, hampered returns the Fund might have otherwise seen in the strong market environment.

An underweight position in the financials sector impeded Fund performance for the year. Although some strong stock selection within this sector helped reduce the negative effect that allocation had on performance, it was not enough to counter-balance the overall negative impact.

Weak stock selection and an overweight position in the energy sector also dampened the Fund's relative performance over the 12-month period.

As we move forward into 2004, our overall strategy remains unchanged. We will continue to rely upon our bottom-up, fundamental-based intensive research approach to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

John B. Jares, CFA
Portfolio Manager

Statement of Investments
December 31, 2003

Shares		Market Value
Common Stocks (Domestic)–84.9%		
Aerospace & Defense–1.0%		
13,375	General Dynamics Corporation	$ 1,208,959
24,850	Lockheed Martin Corporation	1,277,290
		2,486,249
Airlines–0.9%		
80,575	AMR Corporation*	1,043,446
79,400	Northwest Airlines Corporation Class A*	1,002,028
		2,045,474
Aluminum–1.0%		
60,950	Alcoa, Inc.	2,316,100
Apparel Retail–0.6%		
62,050	Gap, Inc.	1,440,181
Application Software–0.6%		
58,650	PeopleSoft, Inc.*	1,337,220
Asset Management & Custody Banks–0.9%		
67,450	SEI Investments Company	2,055,202
Biotechnology–2.5%		
26,810	Amgen, Inc.*	1,656,858
71,200	Gilead Sciences, Inc.*	4,139,568
		5,796,426
Broadcasting & Cable TV–2.2%		
13,950	Clear Channel Communications, Inc.	653,279
68,550	Comcast Corporation Special Class A*	2,144,244
72,050	Cox Communications, Inc. Class A*	2,482,123
		5,279,646
Casinos & Gaming–0.8%		
43,125	Mandalay Resort Group	1,928,550

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Communications Equipment–1.7%

166,038	Cisco Systems, Inc.*	$ 4,033,063

Computer & Electronics Retail–0.7%

31,424	Best Buy Company, Inc.	1,641,590

Computer Hardware–1.7%

42,175	International Business Machines Corporation	3,908,779

Computer Storage & Peripherals–0.9%

156,175	EMC Corporation*	2,017,781

Consumer Finance–2.0%

188,456	MBNA Corporation	4,683,132

Data Processing & Outsourced Services–1.1%

68,875	Fiserv, Inc.*	2,721,251

Department Stores–3.1%

31,600	Kohl's Corporation*	1,420,104
128,516	Nordstrom, Inc.	4,408,099
31,000	Sears Roebuck & Company	1,410,190
		7,238,393

Diversified Banks–3.2%

10,325	Bank of America Corporation	830,440
53,575	Bank One Corporation	2,442,484
74,075	Wells Fargo & Company	4,362,277
		7,635,201

Diversified Commercial Services–1.8%

191,925	Cendant Corporation*	4,274,170

Drug Retail–1.5%

96,800	Walgreen Company	3,521,584

Exchange Traded Funds–5.2%

110,950	SPDR Trust Series 1	12,347,626

Food Retail–0.5%

57,100	Safeway, Inc.*	1,251,061

Gold–0.8%

39,225	Newmont Mining Corporation	1,906,727

Healthcare Equipment–0.4%

28,500	Boston Scientific Corporation*	1,047,660

Home Improvement Retail–1.2%

78,525	Home Depot, Inc.	2,786,852

Hotels, Resorts & Cruise Lines–1.7%

60,100	Carnival Corporation	2,387,773
44,175	Starwood Hotels & Resorts Worldwide, Inc.	1,588,975
		3,976,748

* Non-income producing.
SPDR - Standard and Poor's Depositary Receipt
See notes to financial statements.

Shares		Market Value
Household Products–1.1%		
26,550	Procter & Gamble Company	$ 2,651,814
Hypermarkets & Super Centers–0.5%		
22,000	Wal-Mart Stores, Inc.	1,167,100
Industrial Conglomerates–4.3%		
15,900	3M Company	1,351,977
286,700	General Electric Company	8,881,966
		10,233,943
Industrial Machinery–0.6%		
16,075	Illinois Tool Works, Inc.	1,348,853
Integrated Oil & Gas–1.8%		
105,116	Exxon Mobil Corporation	4,309,756
Integrated Telecommunication Services–0.9%		
64,225	Verizon Communications, Inc.	2,253,013
Investment Banking & Brokerage–1.3%		
163,850	Charles Schwab Corporation	1,939,984
17,950	Morgan Stanley	1,038,767
		2,978,751
Leisure Facilities–2.3%		
155,150	Royal Caribbean Cruises Limited	5,397,669
Movies & Entertainment–4.3%		
208,475	Time Warner, Inc.*	3,750,465
60,675	Viacom, Inc. Class B	2,692,757
159,450	Walt Disney Company	3,719,969
		10,163,191
Multi-Line Insurance–1.0%		
36,450	American International Group, Inc.	2,415,906
Oil & Gas Drilling–0.2%		
20,625	GlobalSantaFe Corporation	512,119
Oil & Gas Equipment & Services–0.8%		
46,950	Smith International, Inc.*	1,949,364
Oil & Gas Exploration & Production–0.9%		
27,688	Apache Corporation	2,245,497
Other Diversified Financial Services–1.2%		
58,099	Citigroup, Inc.	2,820,125
Personal Products–2.3%		
138,500	Estée Lauder Companies, Inc. Class A	5,437,510
Pharmaceuticals–3.9%		
45,625	Johnson & Johnson	2,356,988
26,200	Merck & Company, Inc.	1,210,440
88,434	Pfizer, Inc.	3,124,373
58,950	Wyeth	2,502,428
		9,194,229

Shares		*Market Value*

Publishing–1.6%

28,500	Gannett Company, Inc.	$ 2,541,060
23,775	Tribune Company	1,226,790
		3,767,850

Railroads–1.6%

55,875	Union Pacific Corporation	3,882,195

Semiconductor Equipment–1.0%

16,150	KLA-Tencor Corporation*	947,521
31,025	Novellus Systems, Inc.*	1,304,601
		2,252,122

Semiconductors–7.0%

20,775	Broadcom Corporation*	708,220
88,803	Intel Corporation	2,859,457
103,250	Linear Technology Corporation	4,343,728
92,025	Maxim Integrated Products, Inc.	4,582,845
106,700	Xilinx, Inc.*	4,133,558
		16,627,808

Soft Drinks–1.0%

44,700	Coca-Cola Company	2,268,525

Specialty Stores–1.4%

45,650	Staples, Inc.*	1,246,245
45,925	Tiffany & Company	2,075,810
		3,322,055

Systems Software–5.2%

20,125	Adobe Systems, Inc.	790,913
177,766	Microsoft Corporation	4,895,676
233,725	Oracle Corporation*	3,085,170
93,454	VERITAS Software Corporation*	3,472,751
		12,244,510

Wireless Telecommunication Services–0.7%

60,000	Nextel Communications, Inc.*	1,683,600

Total Common Stocks (Domestic)
(Cost–$175,063,499) 200,804,171

Common Stocks (Foreign)–6.1%

Application Software–1.6%

91,075	SAP AG Sponsored ADR (GE)	3,785,077

Communications Equipment–1.0%

132,100	Nokia Oyj Sponsored ADR (FI)	2,245,700

IT Consulting & Other Services–1.0%

94,325	Accenture Limited Class A ADR (BD)*	2,482,634

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Pharmaceuticals–1.0%		
44,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	$ 2,495,240
Railroads–0.6%		
20,775	Canadian National Railway Company (CA)	1,314,642
Semiconductor Equipment–0.6%		
74,500	ASM Lithography Holding NV NY Shares (NE)*	1,493,725
Semiconductors–0.3%		
17,200	Marvell Technology Group Limited (BD)*	652,396
Total Common Stocks (Foreign)		
(Cost–$10,893,933)		14,469,414

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–5.8%		
$13,600,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 13,599,717
Total U.S. Agency Discount Notes		
(Amortized Cost–$13,599,717)		13,599,717
Corporate Short-Term Notes–2.2%		
Diversified Commercial Services–2.2%		
5,300,000	TransAmerica Finance Corporation	
	1.04% 1/5/04	5,299,388
Total Corporate Short-Term Notes		
(Amortized Cost–$5,299,388)		5,299,388
Total Investments–99.0%		
(Total Cost–$204,856,537)		234,172,690
Other Assets and Liabilities–1.0%		2,402,749
Net Assets–100.0%		$236,575,439

* *Non-income producing.*
  ADR - American Depositary Receipt
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 204,856,537
Investment securities, at market	234,172,690
Cash	589,837
Receivables:	
Investment securities sold	7,565,743
Capital shares sold	31,476
Dividends	315,216
Total Assets	242,674,962

Liabilities

Payables and other liabilities:	
Investment securities purchased	5,699,321
Capital shares redeemed	75,929
Advisory fees	127,934
Shareholder servicing fees	24,121
Accounting fees	11,809
Distribution fees	34,790
Transfer agency fees	42,677
Custodian fees	292
Other	82,650
Total Liabilities	6,099,523
Net Assets	$ 236,575,439

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 332,380,794
Undistributed net investment income	79,859
Accumulated net realized loss from security transactions	(125,201,367)
Net unrealized appreciation on investments	29,316,153
Total	$ 236,575,439

See notes to financial statements.

Net Assets—Class A	$	935,431
Shares Outstanding—Class A		208,566
Net Asset Value, Redemption Price Per Share	$	4.49
Maximum offering price per share (net asset value plus sales charge of		
5.75% of offering price)	$	4.76
Net Assets—Class B	$	1,709,420
Shares Outstanding—Class B		388,523
Net Asset Value, Offering and Redemption Price (excluding applicable		
contingent deferred sales charge) Per Share	$	4.40
Net Assets—Class C	$	356,875
Shares Outstanding—Class C		82,649
Net Asset Value, Offering and Redemption Price (excluding applicable		
contingent deferred sales charge) Per Share	$	4.32
Net Assets—Class F	$	233,332,949
Shares Outstanding—Class F		51,002,185
Net Asset Value, Offering and Redemption Price Per Share	$	4.57
Net Assets—Class R	$	211,072
Shares Outstanding—Class R		46,585
Net Asset Value, Offering and Redemption Price Per Share	$	4.53
Net Assets—Class T	$	29,692
Shares Outstanding—Class T		6,774
Net Asset Value, Redemption Price Per Share	$	4.38
Maximum offering price per share (net asset value plus sales charge of		
4.50% of offering price)	$	4.59

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 2,343,606
Interest	177,482
Foreign taxes withheld	(12,343)
Total Investment Income	2,508,745

Expenses:

Advisory fees—Note 2	1,371,576
Shareholder servicing fees—Note 2	302,947
Accounting fees—Note 2	126,598
Distribution fees—Note 2	166,608
Transfer agency fees—Note 2	148,107
Registration fees	61,867
Postage and mailing expenses	48,057
Custodian fees and expenses—Note 2	8,790
Printing expenses	42,990
Legal and audit fees	36,497
Directors' fees and expenses—Note 2	45,305
Other expenses	55,476
Total Expenses	2,414,818
Earnings Credits	(3,392)
Waived Expenses	(1,892)
Expense Offset to Broker Commissions	(3,896)
Net Expenses	2,405,638
Net Investment Income	103,107

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain on Security transactions	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments	48,238,272
Net Realized and Unrealized Gain	56,915,602
Net Increase in Net Assets Resulting from Operations	$57,018,709

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 103,107	$ 243,717
Net Realized Gain (Loss)	8,677,330	(45,255,731)
Net Change in Unrealized Appreciation / Depreciation	48,238,272	(25,124,429)
Net Increase (Decrease) in Net Assets Resulting from Operations	57,018,709	(70,136,443)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	(183,602)	(109,803)
Net Decrease from Dividends and Distributions	(183,602)	(109,803)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	408,018	74,186
Class B	407,646	(173,941)
Class C	121,020	(19,371)
Class F	(14,678,661)	(27,489,605)
Class R	127,592	42,140
Class T	(12,373)	(60,858)
Net Decrease from Capital Share Transactions	(13,626,758)	(27,627,449)
Net Increase (Decrease) in Net Assets	43,208,349	(97,873,695)
Net Assets		
Beginning of year	$193,367,090	$291,240,785
End of year (including undistributed net investment income of $79,859 and $160,354, respectively)	$236,575,439	$193,367,090

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 3.44	$ 4.66	$ 5.73	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.03	(0.02)	(0.07)	0.00+
Net realized and unrealized gains				
(losses) on securities	1.02	(1.20)	(1.00)	(1.45)
Total from investment				
operations	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.49	$ 3.44	$ 4.66	$ 5.73
Total return*	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 935	$ 378	$ 442	$ 318
Net expenses to average net assets#	1.48%	1.87%	2.98%	1.01%
Gross expenses to average net assets#	1.49%	1.87%	2.98%	1.06%
Net investment loss to average				
net assets	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	123%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a
   per share basis.
^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01
   on a per share basis.
* Sales charges are not reflected in the total return.
# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
   brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
   Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements,
   waivers, and earnings credits divided by its average net assets for the stated period.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of
   purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or
   less, by the average value of the portfolio securities held during the period, which is a rolling 12-month
   period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 3.40	$ 4.61	$ 5.65	$ 7.61
Income from investment operations:				
Net investment loss	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains				
(losses) on securities	1.01	(1.16)	(1.00)	(1.51)
Total from investment				
operations	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.40	$ 3.40	$ 4.61	$ 5.65
Total return*	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,709	$ 1,013	$ 1,599	$ 1,170
Net expenses to average net assets#	2.30%	2.14%	2.19%	1.76%
Gross expenses to average net assets#	2.30%	2.14%	2.20%	1.80%
Net investment loss to average				
net assets	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01
  on a per share basis.

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of
  brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to
  Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements,
  waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of
  purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or
  less, by the average value of the portfolio securities held during the period, which is a rolling 12-month
  period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 3.34	$ 4.55	$ 5.66	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains				
(losses) on securities	0.94	(1.14)	(0.98)	(1.51)
Total from investment				
operations	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.32	$ 3.34	$ 4.55	$ 5.66
Total return*	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 357	$ 186	$ 270	$ 343
Net expenses to average net assets#,†	2.28%	2.76%	3.16%	1.75%
Gross expenses to average net assets#,† . . .	2.29%	2.77%	3.17%	1.84%
Net investment loss to average				
net assets†	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.01% (2002) and 3.55% (2001). The gross expense ratios would have been 3.02% (2002) and 3.56% (2001). The net investment loss ratios would have been (1.80%) (2002) and (2.40%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32
Income from investment operations:					
Net investment income (loss) . . .	0.00+	0.00+	0.00+	(0.02)	(0.00)+
Net realized and unrealized gains					
(losses) on securities	1.07	(1.19)	(1.00)	(1.47)	1.06
Total from investment					
operations	1.07	(1.19)	(1.00)	(1.49)	1.06
Less dividends and distributions:					
From net investment income . . .	0.00^	0.00^	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)	(0.77)
Total distributions	0.00	0.00	0.00	(0.43)	(0.77)
Net Asset Value, end of year	$ 4.57	$ 3.50	$ 4.69	$ 5.69	$ 7.61
Total return	30.67%	(25.33%)	(17.55%)	(19.57%)	15.03%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$233,333	$191,701	$288,752	$385,816	$ 535,035
Net expenses to average					
net assets#	1.13%	1.08%	1.14%	1.10%	1.12%
Gross expenses to average					
net assets#	1.13%	1.08%	1.14%	1.12%	1.13%
Net investment income (loss) to					
average net assets	0.06%	0.11%	0.02%	(0.24%)	(0.05%)
Portfolio turnover rate@	123%	152%	144%	165%	165%

+ Net investment income (loss) for the years ended December 31, 2003, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.

^ Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 3.47	$ 4.74	$ 5.74	$ 7.61
Income from investment operations:				
Net investment income (loss)	0.06	(0.08)	(0.01)	0.00+
Net realized and unrealized gains				
(losses) on securities	1.00	(1.19)	(0.99)	(1.44)
Total from investment				
operations	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.53	$ 3.47	$ 4.74	$ 5.74
Total return	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 211	$ 57	$ 51	$ 1
Net expenses to average net assets#,†	1.35%	2.95%	2.72%	0.76%
Gross expenses to average net assets#,† . . .	1.35%	2.95%	2.73%	0.79%
Net investment income (loss) to average				
net assets†	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	123%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company during the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 4.68% (2002) and 82.22% (2001). The gross expense ratios would have been 4.68% (2002) and 82.23% (2001). The net investment loss ratios would have been (3.51%) (2002) and (81.18%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 3.39	$ 4.60	$ 5.68	$ 7.61
Income from investment operations:				
Net investment loss	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains				
(losses) on securities	1.22	(0.91)	(0.99)	(1.49)
Total from investment				
operations	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$ 4.38	$ 3.39	$ 4.60	$ 5.68
Total return*	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 30	$ 33	$ 127	$ 82
Net expenses to average net assets#,†	2.26%	2.46%	3.13%	1.25%
Gross expenses to average net assets#,† . . .	2.27%	2.47%	3.14%	1.28%
Net investment loss to average				
net assets†	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	123%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.70% (2002) and 6.31% (2001). The gross expense ratios would have been 3.71% (2002) and 6.32% (2001). The net investment loss ratios would have been (2.53%) (2002) and (5.14%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

NOTES TO FINANCIAL STATEMENTS
(continued)

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $191,030 and $107,055, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $84,757 and $34,527, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003, were as follows:

	Transfer Agency Fees
Class A	$2,219
Class B	$5,091
Class C	$ 875
Class R	$ 518
Class T	$ 324

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $156,391 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,398
Class B	$8,603	$2,867
Class C	$1,525	$ 508
Class T	$ 89	$ 89

During the year ended December 31, 2003, DSC retained $1,157 in sales commissions from the sales of Class A shares. DSC also retained $8,955 and $163 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,892. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts, if any, would be included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$0	$0	$0

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$183,602	$109,803
Long-term capital gain	$ 0	$ 0
	$183,602	$109,803

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $9,321,497.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 110,145
Accumulated Capital Losses	$120,320,075
Federal Tax Cost	$209,737,830
Gross Tax Appreciation of Investments	$ 28,426,754
Gross Tax Depreciation of Investments	$ (3,991,894)
Net Tax Appreciation	$ 24,434,860

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	127,097	$ 521,827	71,858	$ 288,084
Redeemed	(28,494)	$ (113,809)	(56,813)	$ (213,898)
Net Increase	**98,603**	**$ 408,018**	**15,045**	**$ 74,186**
Class B				
Sold	164,031	$ 669,282	42,856	$ 174,005
Redeemed	(73,231)	$ (261,636)	(92,065)	$ (347,946)
Net Increase (Decrease)	**90,800**	**$ 407,646**	**(49,209)**	**$ (173,941)**
Class C				
Sold	55,885	$ 224,519	29,530	$ 112,098
Redeemed	(28,811)	$ (103,499)	(33,351)	$ (131,469)
Net Increase (Decrease)	**27,074**	**$ 121,020**	**(3,821)**	**$ (19,371)**
Class F				
Sold	1,278,819	$ 5,147,869	1,166,742	$ 4,906,800
Dividends or Distributions Reinvested	34,819	$ 159,122	27,018	$ 94,563
Redeemed	(5,079,072)	$(19,985,652)	(7,977,540)	$ (32,490,968)
Net Decrease	**(3,765,434)**	**$(14,678,661)**	**(6,783,780)**	**$ (27,489,605)**
Class R				
Sold	70,118	$ 283,426	26,221	$ 110,661
Redeemed	(39,808)	$ (155,834)	(20,676)	$ (68,521)
Net Increase	**30,310**	**$ 127,592**	**5,545**	**$ 42,140**
Class T				
Sold	709	$ 2,660	1,045	$ 4,157
Redeemed	(3,604)	$ (15,033)	(18,930)	$ (65,015)
Net Decrease	**(2,895)**	**$ (12,373)**	**(17,885)**	**$ (60,858)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $238,342,170 and $251,269,998, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth and Income Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the period ended December 31, 2003, 76.0% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Fund designated 0.0% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Growth and Income Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

 275AR1203

Dreyfus Founders International Equity Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

 

A discussion with co-portfolio managers Remi J. Browne, CFA, left, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2003?

Dreyfus Founders International Equity Fund showed strong absolute performance for the year ended December 31, 2003, although it lagged the 39.42% return of its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index.

To what do you attribute the market's overall performance in 2003?

Initially weighing sluggishly on market performance, the successful military action in Iraq led to increased investor confidence and a resurgence in equity markets. Likewise, although the onset of Severe Acute Respiratory Syndrome (SARS) in Asia taxed an already stressed global marketplace during the beginning months of 2003, the subsequent containment and seeming defeat of the viral illness provided Asia with an economic boost through the middle of the year.

As 2003 progressed, many positive economic surprises from various regions translated into increased global earnings expectations. Markets worldwide climbed on the basis of this news with nearly every industry in every

"The largest positive sector impact on the Fund's annual performance came from materials, as Fund holdings in this sector were up strongly for the period."

Performance Highlights

- Initially weighing sluggishly on market performance, the successful military action in Iraq led to increased investor confidence and a resurgence in equity markets.

- The largest positive sector impact on the Fund's annual performance came from strong performance in the materials sector.

- A slightly underweight position coupled with some poor stock selection in the financials sector impeded relative Fund returns during the period.

- During the 12-month period, the Fund performed well within the Europe ex-United Kingdom region.

region experiencing broad gains. Companies were cutting costs and reining in debt. Interest rates were falling in various major countries, stunting deflation and helping to keep the rally alive.

The global fear of deflation saw many central banks keep rates at historic lows. In the United States, tax rebate checks provided many families with extra money to spend, helping the domestic economy grow at an annual rate of 8.2% for the third quarter. The continued weakness of the U.S. dollar aided the unhedged U.S. investor as the euro, British pound and yen all gained relative to U.S. currency.

In the Asian region, the emergence of China as a secondary growth engine to the global economic recovery came at an appropriate time. In general, as the global economic picture began improving, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off experienced in the year's opening months.

How did you position the Fund after assuming portfolio management responsibilities in March?

Upon assuming portfolio management responsibilities for the Fund, we sold 65% of the companies previously held and increased the number of holdings from 56 to 117 by the end of March. We also reduced the weighted average price-to-earnings ratio of the portfolio from 14 times to 12 times, and increased the weighted average earnings growth from 9% to 13%. Finally, the weighted average market capitalization of the Fund decreased from $38.8 billion to $25.3 billion. These changes had a positive impact on the Fund's performance. Since these initial adjustments were made, we have not made significant changes to sector and country weightings.

During the year, the Fund was overweight the technology, telecommunications and healthcare sectors relative to the benchmark. Conversely, the Fund was underweight financials, industrials and materials relative to the benchmark.

When examining country weightings, the Fund was slightly overweight the benchmark in the United Kingdom and France, and underweight in Japan.

In which countries, sectors or companies did you find the most compelling growth opportunities?

During the 12-month period, the Fund performed well within the Europe ex-United Kingdom region. Our overweight position in Greece, when paired with the country's overall return, proved to be a substantial boon to relative Fund performance.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Vodafone Group PLC (United Kingdom; VOD)	3.19%
2.	Barclays PLC (United Kingdom; BARC)	2.19%
3.	Alpha Bank AE (Greece; ALPHA)	2.10%
4.	SAP AG (Germany; SAP)	2.05%
5.	BP PLC (United Kingdom; BP)	1.88%
6.	Anglo Irish Bank Corporation PLC (Ireland; ANB)	1.72%
7.	Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.69%
8.	QBE Insurance Group Limited (Australia; QBE)	1.65%
9.	Novartis AG (Switzerland; NOV.N)	1.64%
10.	HBOS PLC (United Kingdom; HBOS)	1.49%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

The largest positive sector impact on the Fund's annual performance came from strong performance in the materials sector. Three Fund holdings in the materials sector that helped propel performance were Japanese chemical company **NOK Corporation**, which increased nearly 230% for the year; **ThyssenKrupp AG**, a steel, capital goods and services company that



Growth of $10,000 Investment

■ Dreyfus Founders International Equity Fund-Class F
■ MSCI World ex U.S. Index

$14,425
$13,274

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from December 31, 1995 through December 31, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

posted strong performance; and resource company **BHP Billiton PLC**, which also had a strong year. NOK Corporation rose following a strong shift into consumer electronics and a continued increase in earnings expectations.

In an improving market such as was experienced in 2003, companies in the consumer staples sector, which is defensive by nature, tend to lag the overall market. This year was no exception. Although the consumer staples

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.95%	—	—	(14.64%)
Without sales charge	36.84%	—	—	(13.37%)
Class B Shares (12/31/99)				
With redemption*	31.95%	—	—	(14.59%)
Without redemption	35.95%	—	—	(14.01%)
Class C Shares (12/31/99)				
With redemption**	34.76%	—	—	(14.07%)
Without redemption	35.76%	—	—	(14.07%)
Class F Shares (12/29/95)	37.17%	(2.19%)	—	4.69%
Class R Shares (12/31/99)	37.27%	—	—	(13.17%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	30.37%	—	—	(14.58%)
Without sales charge	36.58%	—	—	(13.59%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

sector rose 23.20% for the entire year, it was the Index's worst performer of the ten economic sectors. However, due to the Fund's allocation in this sector, as well as its strong stock selection, the consumer staples sector proved to be a meaningful contributor to the Fund's overall performance.

Other individual holdings also greatly contributed to the Fund's overall performance. One such example was German software company **SAP AG**, which rose nearly 112% for the year. SAP, the main beneficiary of the proposed deal between Oracle and PeopleSoft, appropriated customers and increased its market share in the highly profitable enterprise software business. The company also reported strong earnings throughout the year and was well positioned to take advantage of the economic recovery. The Fund's large position in SAP was the largest positive contributor to performance for the year on an individual stock basis.



Portfolio Composition

22.88%	United Kingdom
21.02%	Japan
7.03%	Germany
6.89%	France
6.49%	Switzerland
5.28%	Canada
4.43%	Spain
3.87%	Netherlands
21.23%	Other Countries
0.88%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

What factors negatively impacted Fund performance during the period?

Some of the biggest detractors on a relative basis came from holdings within Hong Kong and Canada, which significantly underperformed the Fund's benchmark for the annual period.

A slightly underweight position coupled with some poor stock selection in the financials sector also impeded relative Fund returns during the period. One such selection was Kingsway Financial Services, Inc., a Canadian property and casualty company, which released a profit warning days before the end of the third quarter, leading to a sell-off in the company's shares.

Three stocks that were held by the Fund when we assumed management in March proved to be significant drags on performance relative to the benchmark. Amvescap PLC, one of the largest independent global investment managers; Satyam Computer Services Limited, a leading global information technology services and consulting company; and Fast Retailing Company, a Japanese retailing company, were all down in excess of 30% in the first quarter, with active exposures in the Fund between 1.7% to 2% for each holding. We sold all three of these securities in March.

In conclusion, we will remain consistent in our approach to the Fund, relying on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense. Therefore, we continue to look for companies with increasing business momentum and strong underlying growth relative to their valuation.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value

Common Stocks (Foreign)–99.1%

Aerospace & Defense–0.6%

7,400	Gamesa Corporacion Tecnologica SA (SP)	$ 243,521

Application Software–2.1%

4,670	SAP AG (GE)	788,151

Auto Parts & Equipment–1.2%

6,500	Canadian Tire Corporation Limited Class A (CA)	198,425
7,000	NOK Corporation (JA)	254,735
		453,160

Automobile Manufacturers–3.1%

38,600	Nissan Motor Company Limited (JA)	440,855
4,700	Renault SA (FR)	324,281
12,200	Toyota Motor Corporation (JA)	412,093
		1,177,229

Biotechnology–1.5%

2,900	Actelion Limited (SZ)*	313,026
12,800	QLT, Inc. (CA)*	242,668
		555,694

Brewers–1.9%

28,000	Asahi Breweries Limited (JA)	255,258
35,400	Fraser & Neave Limited (SG)	262,639
9,000	Orkla ASA (NW)	201,569
		719,466

Broadcasting & Cable TV–1.1%

15,400	Mediaset SPA (IT)	182,982
52,900	Seven Network Limited (AU)	244,332
		427,314

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Communications Equipment–1.5%

12,000	Nokia Oyj (FI)	$ 207,518
3,383	Sagem SA (FR)	362,495
		570,013

Computer Storage & Peripherals–1.9%

18,300	ATI Technologies, Inc. (CA)*	275,994
4,300	Logitech International SA (SZ)*	186,004
5,900	Seiko Epson Corporation (JA)	275,264
		737,262

Construction & Engineering–0.6%

| 4,900 | ACS, Actividades de Construccion y Servicios SA (SP) | 239,190 |

Construction Materials–0.6%

| 60,700 | Boral Limited (AU) | 232,336 |

Construction, Farm Machinery & Heavy Trucks–0.7%

| 8,000 | Volvo AB Class B (SW) | 244,604 |

Consumer Electronics–2.7%

30,000	Casio Computer Company Limited (JA)	317,440
5,800	Koninklijke (Royal) Philips Electronics NV (NE)	169,362
34,000	Sharp Corporation (JA)	536,475
		1,023,277

Diversified Banks–15.2%

8,800	ABN AMRO Holding NV (NE)	205,903
26,700	Alpha Bank AE (GR)	807,601
42,000	Anglo Irish Bank Corporation PLC (IE)	662,740
95,107	Banca Intesa SPA (IT)	371,887
94,519	Barclays PLC (UK)	843,074
8,807	BNP Paribas SA (FR)	554,548
44,100	HBOS PLC (UK)*	571,184
5,300	Jyske Bank SA (DE)*	280,119
52	Mitsubishi Tokyo Financial Group, Inc. (JA)	405,636
22,034	Royal Bank of Scotland Group PLC (UK)	649,265
17,600	Skandinaviska Enskilda Banken (SW)	259,280
2,800	Societe Generale (FR)	247,225
		5,858,462

Diversified Capital Markets–1.7%

11,200	Credit Suisse Group (SZ)	409,767
3,770	UBS AG (SZ)	258,182
		667,949

Diversified Metals & Mining–0.8%

| 34,000 | BHP Billiton PLC (UK) | 297,028 |

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Electric Utilities–2.8%		
6,300	E.ON AG (GE)	$ 412,663
14,738	Endesa SA (SP)	283,495
37,900	Fortum Oyj (FI)	391,047
		1,087,205
Electrical Components & Equipment–0.5%		
23,000	Sumitomo Electric Industries Limited (JA)	205,599
Electronic Equipment Manufacturers–2.4%		
2,000	Keyence Corporation (JA)	421,573
7,100	TDK Corporation (JA)	511,449
		933,022
Food Retail–2.4%		
7,000	Delhaize Group (BE)	360,066
16,900	Metro, Inc. Class A (CA)	286,396
61,200	Tesco PLC (UK)	282,390
		928,852
Healthcare Distributors–0.7%		
8,700	Suzuken Company Limited (JA)	282,504
Healthcare Equipment–0.7%		
28,500	Getinge AB Class B (SW)	273,303
Home Furnishings–0.6%		
5,200	Hunter Douglas NV (NE)	243,406
Homebuilding–0.8%		
33,400	Barratt Developments PLC (UK)	324,672
Household Products–0.9%		
15,700	Reckitt Benckiser PLC (UK)	355,260
Housewares & Specialties–1.5%		
6,200	Citizen Electronics Company Limited (JA)	564,057
Hypermarkets & Super Centers–1.3%		
11,500	Metro AG (GE)	507,694
Industrial Conglomerates–0.7%		
71,000	Keppel Corporation Limited (SG)	255,020
Industrial Machinery–0.8%		
7,200	Saurer AG (SZ)*	319,599
Integrated Oil & Gas–6.0%		
89,319	BP PLC (UK)	724,338
1,960	OMV AG (AT)	291,923
19,800	Repsol YPF SA (SP)	386,110
59,050	Shell Transport & Trading Company PLC (UK)	439,228
2,578	Total SA (FR)	479,310
		2,320,909

Shares		Market Value

Integrated Telecommunication Services–5.6%

59,700	BT Group PLC (UK)	$ 201,191
15,800	Deutsche Telekom AG (GE)*	289,773
41,900	Koninklijke NV (NE)*	323,446
12,100	TDC AS Class B (DE)	436,594
23,100	Telefonica SA (SP)	339,157
60,900	Telenor ASA (NW)	398,201
34,100	TeliaSonera AB (SW)	178,194
		2,166,556

Investment Banking & Brokerage–0.8%

19,000	Nomura Holdings, Inc. (JA)	323,551

IT Consulting & Other Services–0.5%

38,000	LogicaCMG PLC (UK)	174,320

Oil & Gas Exploration & Production–3.8%

65,900	Cairn Energy PLC (UK)*	473,074
5,800	Canadian National Resources Limited (CA)	293,389
10,400	Eni SPA (IT)	196,246
3,100	Norsk Hydro ASA (NW)	191,280
8,600	Penn West Petroleum Limited (CA)	320,562
		1,474,551

Other Diversified Financial Services–1.1%

10,500	ING Groep NV (NE)	244,885
7,300	Sun Life Financial, Inc. (CA)	182,458
		427,343

Packaged Foods & Meats–1.8%

1,900	Groupe Danone (FR)	310,116
21,000	Nisshin Seifun Group, Inc. (JA)	186,937
193,000	Want Want Holdings Limited (SG)	183,350
		680,403

Pharmaceuticals–10.0%

6,950	AstraZeneca Group PLC (UK)	333,441
5,600	Aventis SA (FR)	370,131
14,600	Axcan Pharma, Inc. (CA)*	228,778
12,600	Eisai Company Limited (JA)	339,778
38,100	Galen Holdings PLC (UK)	487,675
24,818	GlaxoSmithKline PLC (UK)	568,690
13,859	Novartis AG (SZ)	629,191
10,000	Ono Pharmaceuticals Company Limited (JA)	376,038
32,600	Shire Pharmaceuticals Group PLC (UK)*	316,604
4,700	Takeda Chemical Industries Limited (JA)	186,386
		3,836,712

Precious Metals & Minerals–0.9%

17,600	ThyssenKrupp AG (GE)	348,537

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Property & Casualty Insurance–1.7%		
79,600	QBE Insurance Group Limited (AU)	$ 635,744
Publishing–0.6%		
26,200	Johnston Press PLC (UK)	218,451
Real Estate Investment Trusts–1.4%		
100	Sumitomo Mitsui Financial Group, Inc. (JA)	532,798
Real Estate Management & Development–0.8%		
4,000	Wereldhave NV (NE)	299,445
Semiconductors–1.0%		
8,900	Micronas Semiconductor Holding AG (SZ)*	381,028
Thrifts & Mortgage Finance–0.8%		
24,200	Northern Rock PLC (UK)	309,107
Tires & Rubber–0.9%		
9,400	Continental AG (GE)	357,836
Trading Companies & Distributors–0.9%		
31,000	Mitsubishi Corporation (JA)	328,599
Trucking–0.6%		
28,000	Seino Transportation Company Limited (JA)	231,483
Wireless Telecommunication Services–6.6%		
72	KDDI Corporation (JA)	412,503
123	NTT DoCoMo, Inc. (JA)	278,893
75,800	Telecom Italia Mobile SPA (IT)	412,081
20,300	Telefonica Moviles SA (SP)*	212,013
494,575	Vodafone Group PLC (UK)	1,226,256
		2,541,746
Total Common Stocks (Foreign)		
(Cost–$27,435,980)		38,103,968

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–2.3%		
$900,000	Federal National Mortgage Association 0.75% 1/2/04	$ 899,981
Total U.S. Agency Discount Notes		
(Amortized Cost–$899,981)		899,981
Total Investments–101.4%		
(Total Cost–$28,335,961)		39,003,949
Other Assets and Liabilities–(1.4%)		(562,284)
Net Assets–100.0%		$38,441,665

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 28,335,961
Investment securities, at market	39,003,949
Cash	31,325
Foreign currency (cost $810)	816
Receivables:	
Capital shares sold	14,775
Dividends	35,406
Due from adviser	22,753
Other assets	31,704
Total Assets	39,140,728

Liabilities

Payables and other liabilities:	
Capital shares redeemed	489,303
Advisory fees	24,009
Shareholder servicing fees	7,880
Accounting fees	3,201
Distribution fees	4,543
Transfer agency fees	12,415
Custodian fees	5,172
Line of credit	100,000
Other	52,540
Total Liabilities	699,063
Net Assets	$ 38,441,665

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 67,485,335
Accumulated net investment loss	(2,753)
Accumulated net realized loss from security transactions	(39,714,354)
Net unrealized appreciation on investments and foreign currency translation	10,673,437
Total	$ 38,441,665

See notes to financial statements.

Net Assets—Class A	$ 22,432,457
Shares Outstanding—Class A	2,296,158
Net Asset Value, Redemption Price Per Share	$ 9.77
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$ 10.37
Net Assets—Class B	$ 2,372,245
Shares Outstanding—Class B	248,502
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$ 9.55
Net Assets—Class C	$ 481,889
Shares Outstanding—Class C	50,543
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$ 9.53
Net Assets—Class F	$ 9,837,083
Shares Outstanding—Class F	1,006,074
Net Asset Value, Offering and Redemption Price Per Share	$ 9.78
Net Assets—Class R	$ 3,145,614
Shares Outstanding—Class R	320,219
Net Asset Value, Offering and Redemption Price Per Share	$ 9.82
Net Assets—Class T	$ 172,377
Shares Outstanding—Class T	17,764
Net Asset Value, Redemption Price Per Share	$ 9.70
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$ 10.16

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 807,676
Interest	15,315
Foreign taxes withheld	(89,599)
Total Investment Income	733,392

Expenses:

Advisory fees—Note 2	333,061
Shareholder servicing fees—Note 2	83,857
Accounting fees—Note 2	33,305
Distribution fees—Note 2	41,570
Transfer agency fees—Note 2	108,819
Registration fees	66,579
Postage and mailing expenses	3,444
Custodian fees and expenses—Note 2	76,660
Printing expenses	33,880
Legal and audit fees	6,261
Directors' fees and expenses—Note 2	8,127
Other expenses	40,235
Total Expenses	835,798
Earnings Credits	(957)
Reimbursed/Waived Expenses	(356,021)
Expense Offset to Broker Commissions	(70)
Net Expenses	478,750
Net Investment Income	254,642

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions	(5,301,870)
Foreign currency transactions	5,330
Net Realized Loss	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,056,126
Net Realized and Unrealized Gain	10,759,586
Net Increase in Net Assets Resulting from Operations	$11,014,228

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 254,642	$ 32,165
Net Realized Loss	(5,296,540)	(5,583,604)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,056,126	(8,376,964)
Net Increase (Decrease) in Net Assets Resulting from Operations	11,014,228	(13,928,403)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(156,488)	(32,238)
Class B	(1,759)	0
Class F	(71,823)	(15,146)
Class R	(28,532)	(9,276)
Class T	(910)	0
Net Decrease from Dividends and Distributions	(259,512)	(56,660)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(1,959,586)	(3,344,747)
Class B	(450,587)	(592,334)
Class C	(190,274)	(629,053)
Class F	(2,350,311)	(3,309,006)
Class R	(204,031)	(2,588,838)
Class T	(57,906)	(102,473)
Net Decrease from Capital Share Transactions	(5,212,695)	(10,566,451)
Net Increase (Decrease) in Net Assets	5,542,021	(24,551,514)
Net Assets		
Beginning of year	$32,899,644	$ 57,451,158
End of year (including accumulated net investment loss of $2,753 and $7,832, respectively)	$38,441,665	$ 32,899,644

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 7.19	$ 10.03	$ 14.42	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.06	0.01	(0.00)+	(0.03)
Net realized and unrealized				
gains (losses) on securities	2.59	(2.84)	(4.39)	(3.53)
Total from investment				
operations	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:				
From net investment income	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$ 9.77	$ 7.19	$ 10.03	$ 14.42
Total return*	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$22,432	$18,217	$29,151	$ 4,434
Net expenses to average net assets#,†	1.40%	1.40%	1.44%	1.77%
Gross expenses to average net assets#,† . . .	1.41%	1.40%	1.46%	1.82%
Net investment income (loss) to average				
net assets†	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	144%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.47% (2003), 2.18% (2002) and 1.76% (2001). The gross expense ratios would have been 2.48% (2003), 2.18% (2002) and 1.78% (2001). The net investment income (loss) ratios would have been (0.27%) (2003), (0.65%) (2002) and (1.06%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.03	$ 9.87	$ 14.29	$ 19.88
Income from investment operations:				
Net investment loss	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized				
gains (losses) on securities	2.61	(2.73)	(4.30)	(3.60)
Total from investment				
operations	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:				
From net investment income	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.55	$ 7.03	$ 9.87	$ 14.29
Total return*	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$2,372	$ 2,201	$ 3,786	$ 5,129
Net expenses to average net assets#,†	2.15%	2.15%	2.26%	2.52%
Gross expenses to average net assets#,† ...	2.16%	2.16%	2.28%	2.57%
Net investment income (loss) to average				
net assets†	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	144%	220%	213%	184%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 3.31% (2003), 2.90% (2002) and 2.65%. (2001) . The gross expense ratios would have been 3.32% (2003), 2.91% (2002) and 2.67% (2001). The net investment loss ratios would have been (1.09%) (2003), (1.36%) (2002) and (1.42%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.02	$ 9.86	$ 14.27	$ 19.88
Income from investment operations:				
Net investment loss	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized				
gains (losses) on securities	2.77	(2.55)	(4.25)	(3.64)
Total from investment				
operations	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.53	$ 7.02	$ 9.86	$ 14.27
Total return*	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 482	$ 532	$ 1,429	$ 2,635
Net expenses to average net assets#,†	2.15%	2.15%	2.26%	2.50%
Gross expenses to average net assets#,† . . .	2.16%	2.16%	2.29%	2.55%
Net investment income (loss) to				
average net assets†	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	144%	220%	213%	184%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 3.24% (2003), 3.10% (2002) and 2.83% (2001). The gross expense ratios would have been 3.25% (2003), 3.11% (2002) and 2.85% (2001). The net investment income (loss) ratios would have been (1.01%) (2003), (1.58%) (2002) and (1.56%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03
Income from investment operations:					
Net investment loss	(0.01)	(0.05)	(0.07)	(0.08)	(0.05)
Net realized and unrealized					
gains (losses) on securities	2.68	(2.79)	(4.30)	(3.49)	8.07
Total from investment					
operations	2.67	(2.84)	(4.37)	(3.57)	8.02
Less dividends and distributions:					
From net investment income	(0.07)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)	(2.18)
Total distributions	(0.07)	(0.01)	0.00	(1.90)	(2.18)
Net Asset Value, end of year	$ 9.78	$ 7.18	$ 10.03	$ 14.40	$ 19.87
Total return	37.17%	(28.30%)	(30.35%)	(17.65%)	58.71%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$9,837	$ 9,321	$16,640	$30,040	$35,607
Net expenses to average					
net assets#,†	1.40%	1.40%	1.52%	1.80%	1.80%
Gross expenses to average					
net assets#,†	1.40%	1.40%	1.55%	1.84%	1.82%
Net investment income (loss) to					
average net assets†	0.80%	0.12%	(0.26%)	(0.55%)	(0.36%)
Portfolio turnover rate@	144%	220%	213%	184%	205%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.52% (2003), 2.13% (2002), 1.96% (2001), 1.91% (2000), and 1.97% (1999). The gross expense ratios would have been 2.52% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000), and 1.99% (1999). The net investment income (loss) ratios would have been (0.32%) (2003), (0.61%) (2002), (0.70%) (2001), (0.66%) (2000), and (0.53%) (1999).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.22	$ 10.08	$ 14.45	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.09	0.02	(0.00)[+]	(0.01)
Net realized and unrealized				
gains (losses) on securities	2.60	(2.85)	(4.37)	(3.52)
Total from investment				
operations	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:				
From net investment income	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of year	$ 9.82	$ 7.22	$ 10.08	$ 14.45
Total return	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$3,146	$ 2,470	$ 6,102	$ 2,716
Net expenses to average net assets#,†	1.15%	1.15%	1.26%	1.53%
Gross expenses to average net assets#,† . . .	1.15%	1.16%	1.28%	1.63%
Net investment income (loss) to				
average net assets†	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	144%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 1.95% (2003), 1.70% (2002) and 1.55% (2001). The gross expense ratios would have been 1.95% (2003), 1.71% (2002) and 1.57% (2001). The net investment income (loss) ratios would have been 0.23% (2003), (0.28%) (2002) and (0.33%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.14	$ 9.97	$ 14.37	$ 19.88
Income from investment operations:				
Net investment income (loss)	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized				
gains (losses) on securities	2.61	(2.73)	(4.31)	(3.55)
Total from investment				
operations	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:				
From net investment income	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of year	$ 9.70	$ 7.14	$ 9.97	$ 14.37
Total return*	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 172	$ 158	$ 343	$ 654
Net expenses to average net assets#,†	1.65%	1.65%	1.77%	1.98%
Gross expenses to average net assets#,† . . .	1.65%	1.65%	1.80%	2.03%
Net investment income (loss) to				
average net assets†	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	144%	220%	213%	184%

+ Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
* Sales charges are not reflected in the total return.
# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.
† Certain fees were reimbursed or waived by the management company and its affiliates for the years ended December 31, 2003, 2002 and 2001. Had these fees not been reimbursed and/or waived, the net expense ratios would have been 2.88% (2003), 4.00% (2002) and 2.83% (2001). The gross expense ratios would have been 2.88% (2003), 4.00% (2002) and 2.86% (2001). The net investment income (loss) ratios would have been (0.56%) (2003), (2.47%) (2002) and (1.59%) (2001).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares, and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the year ended December 31, 2003, $342,377 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $19,110 and $10,586, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $5,685 and $3,228, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares — The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$73,674
Class B	$ 9,767
Class C	$ 1,981
Class R	$ 3,110
Class T	$ 817

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $22,388 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$47,482
Class B	$15,145	$ 5,048
Class C	$ 3,610	$ 1,204
Class T	$ 427	$ 427

During the year ended December 31, 2003, DSC retained $94 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $10,862 and $85 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $13,644. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$9,949	$54,218	$(64,167)

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Distributions paid from:		
Ordinary Income	$259,512	$56,660
Long-term capital gain	$ 0	$ 0
	$259,512	$56,660

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 2,512
Accumulated Capital Losses	$39,617,964
Post-October Currency Loss Deferral	$ 838
Federal Tax Cost	$28,432,349
Gross Tax Appreciation of Investments	$10,576,208
Gross Tax Depreciation of Investments	$ (4,608)
Net Tax Appreciation	$10,571,600

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	724,401	$ 5,318,119	4,149,772	$ 34,712,760
Dividends or Distributions				
Reinvested	15,239	$ 147,964	4,234	$ 30,237
Redeemed	(978,731)	$ (7,425,669)	(4,523,803)	$(38,087,744)
Net Decrease	**(239,091)**	**$ (1,959,586)**	**(369,797)**	**$ (3,344,747)**
Class B				
Sold	72,988	$ 520,427	144,790	$ 1,041,200
Dividends or Distributions				
Reinvested	146	$ 1,391	0	$ 0
Redeemed	(137,735)	$ (972,405)	(215,227)	$ (1,633,534)
Net Decrease	**(64,601)**	**$ (450,587)**	**(70,437)**	**$ (592,334)**
Class C				
Sold	165,203	$ 1,132,327	27,418	$ 241,026
Redeemed	(190,526)	$ (1,322,601)	(96,541)	$ (870,079)
Net Decrease	**(25,323)**	**$ (190,274)**	**(69,123)**	**$ (629,053)**
Class F				
Sold	1,515,865	$ 11,180,704	1,879,837	$ 15,539,534
Dividends or Distributions				
Reinvested	6,797	$ 66,066	1,997	$ 14,235
Redeemed	(1,814,806)	$(13,597,081)	(2,242,842)	$(18,862,775)
Net Decrease	**(292,144)**	**$ (2,350,311)**	**(361,008)**	**$ (3,309,006)**
Class R				
Sold	146,346	$ 1,105,834	280,113	$ 2,397,887
Dividends or Distributions				
Reinvested	2,764	$ 26,981	1,130	$ 8,099
Redeemed	(170,854)	$ (1,336,846)	(544,644)	$ (4,994,824)
Net Decrease	**(21,744)**	**$ (204,031)**	**(263,401)**	**$ (2,588,838)**
Class T				
Sold	97,501	$ 651,910	291	$ 2,419
Dividends or Distributions				
Reinvested	91	$ 882	0	$ 0
Redeemed	(101,973)	$ (710,698)	(12,536)	$ (104,892)
Net Decrease	**(4,381)**	**$ (57,906)**	**(12,245)**	**$ (102,473)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $46,409,480 and $50,639,763, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund had borrowings in the amount of $100,000 pursuant to this LOC arrangement.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction
Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the period ended December 31, 2003, 0.0% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income
For the year ended December 31, 2003, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders International Equity Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

360AR1203

Dreyfus Founders Mid-Cap Growth Fund

ANNUAL REPORT December 31, 2003



Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.



*A discussion with portfolio
manager Kevin Sonnett, CFA*

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

While we were pleased with the Fund's performance relative to its mid-cap growth fund peers in 2003, the Fund's gains trailed its benchmark, the Russell Midcap Growth Index, which rose 42.71% during the period.

Despite the fact that riskier stocks were the strongest performers in 2003, we adhered to our core process, continuing to search for companies with superior long-term profit growth prospects led by exceptional management teams. We also continued to maintain a strong valuation discipline, investing when we felt stocks were trading below our fair value estimation. Good stock picking helped offset the headwind of the Fund's lower beta in this very strong market, providing an even better risk-adjusted return.

> *"Better sales from a stronger economy coupled with extraordinary productivity gains led to double-digit profit growth from many public companies."*

The Fund's lower relative return versus the benchmark was largely due to its lower beta investments, higher weighted-average market capitalization, an underweight position in the technology sector and average cash position of about 2.7% compared to the fully invested Index.

Describe the economic environment during the period.

Stock markets worldwide generally posted double-digit gains during the year, with the U.S. market ending 2003 in the black for the first time in the last four years. Rapidly improving economic conditions following

Performance Highlights

- Stock markets worldwide generally posted double-digit gains for the year, with the U.S. market ending 2003 in the black for the first time in the last four years.
- Our individual stock selection and the market's strong gains in 2003 led to some changes in Fund composition.
- Among the positive relative impacts were the returns experienced by Fund holdings in the financials, consumer staples and energy sectors.
- The Fund was generally underweight such strong performing industries as communications equipment, Internet software, semiconductors and semiconductor equipment. However, strong selection in the Fund's largest technology industry, systems software, helped mitigate the Fund's relative underperformance in the technology sector.

the conclusion of major hostilities in Iraq, higher corporate profits and benign inflation contributed to market gains. Powerful fiscal and monetary stimuli in the form of tax cuts, government spending and lower interest rates also assisted the boost in economic activity. Better sales from a stronger economy coupled with extraordinary productivity gains led to double-digit profit growth from many public companies. Higher profits, confidence in a stronger economic future and poor alternative investment options—for example, 10-year Treasury bond yields ranged from 3.5-4.5% for most of the year while money market funds paid even less—also contributed to higher share prices.

What changes were made to the Fund during the period?
Our individual stock selection and the market's strong gains in 2003 resulted in changes in Fund composition. The weighted average market capitalization grew from $5.7 billion at the beginning of the year to $6.8 billion by year's end. The forward price-to-earnings ratio (P/E) of the Fund also rose, from 19 times forward earnings at the end of 2002 to 24 times by the end of 2003. And while the P/E of the Fund remained lower than that of its benchmark, the consensus estimates of the long-term

profit growth of the stocks in the Fund were slighter higher. Further, we invested in very few companies that are forecasted to lose money in the coming year, while such holdings comprised about 3% of the benchmark.

In the midst of an improving economy and a rebound in business capital spending, we found many attractive opportunities among technology stocks, and as a result of new buys and strong gains from the sector, the Fund's weighting in technology nearly doubled, largely at the expense of the healthcare and industrials sectors.

Also of note, the Fund had significant weightings in the consumer discretionary, technology and healthcare sectors by the end of the period, the three largest sectors in which we generally invest.

What positively contributed to Fund performance during the period?
Strong stock performance and favorable weightings versus the benchmark in the financials and consumer staples sectors positively impacted relative Fund performance for the year. Our energy holdings also advanced relative performance, with oil and gas exploration and development company **Apache Corporation** leading the sector. The Fund benefited from participation in initial public offerings (IPOs) over the period as well.

Strong stock selection in the healthcare sector also positively impacted overall performance. **Barr Pharmaceuticals, Inc.**, for example, rose 77% for the year, driven by its strong generic and proprietary drug sales in markets such as women's health. Barr was the single largest positive contributor to Fund performance for the reporting period on an individual stock basis. In

Largest Equity Holdings (ticker symbol)	
1. Getty Images, Inc. (GYI)	2.06%
2. Maxim Integrated Products, Inc. (MXIM)	2.03%
3. Teva Pharmaceutical Industries Limited (TEVA)	1.96%
4. Barr Pharmaceuticals, Inc. (BRL.A)	1.92%
5. Amdocs Limited (DOX)	1.87%
6. Corinthian Colleges, Inc. (COCO)	1.85%
7. Danaher Corporation (DHR)	1.82%
8. Gilead Sciences, Inc. (GILD)	1.81%
9. Fastenal Company (FAST)	1.81%
10. TJX Companies, Inc. (TJX)	1.80%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

addition, generic pharmaceutical company **Teva Pharmaceutical Industries Limited,** and pharmacy benefit manager **Caremark Rx, Inc.,** also greatly boosted Fund performance in this sector.

Trucking company **J.B. Hunt Transport Services, Inc.** experienced an exceptional increase during the period, rising 84%. The company's business performance was aided by the strengthening economy as well as a favorable industry environment in which many smaller trucking companies grappled with limited capital and a tight driver supply. However, real profit gains came from Hunt's efforts to reduce its operating expenses and increase its productivity. As a result of these strides, Wall Street forecasts for the company rose and became more closely aligned with our estimates.



Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

International Game Technology, the leading maker of games for casinos, appreciated nearly 90% during the period, powered by very strong sales of cashless slot machines and profit growth of over 30%.

Strong stock performance by **Harman International Industries, Inc.**, a provider of audio and other electronics to the consumer and automobile original equipment manufacturer (OEM) markets, and **Cadence Design Systems, Inc.**, a supplier of electronic design automation (EDA) and engineering services, also buoyed relative Fund performance during the period.

Other standout individual performers during the period included financial holdings **Friedman, Billings, Ramsey Group, Inc.** and **New York Community Bancorp, Inc.**

Average Annual Total Return as of 12/31/03

Class (Inception Date)	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.47%	—	—	(12.72%)
Without sales charge	36.43%	—	—	(11.42%)
Class B Shares (12/31/99)				
With redemption*	31.04%	—	—	(12.34%)
Without redemption	35.04%	—	—	(11.91%)
Class C Shares (12/31/99)				
With redemption**	34.20%	—	—	(12.23%)
Without redemption	35.20%	—	—	(12.23%)
Class F Shares (9/8/61)	36.64%	(2.27%)	3.47%	N/A
Class R Shares (12/31/99)	36.40%	—	—	(11.19%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	28.90%	—	—	(13.22%)
Without sales charge	35.06%	—	—	(12.22%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's one-year performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What factors detracted from Fund performance?

The Fund's technology investments significantly trailed the benchmark's return in this sector. For example, one of the world's largest distributors of technology equipment, Technology Data Corporation, declined early in the year as pricing and volumes for the industry remained weak. Additionally, the Fund was generally underweight such strong performing industries as communications equipment, Internet software, semiconductors and semiconductor equipment. However, strong selection in the Fund's largest technology industry, systems software, helped mitigate underperformance in the sector.

An underweight position coupled with weak stock selection in the consumer discretionary sector weighed heavily on relative Fund performance, with such holdings as Darden Restaurants, Inc., parent company of such casual restaurants as Red Lobster and Olive Garden, producing a significant drag on performance during the period.

The Fund's overweight position in the industrials sector also impeded relative performance. Poor performance by individual industrials holdings such as L-3 Communications Corporation, a merchant supplier of intelligence, surveillance and reconnaissance systems and products, and uniform specialist Cintas Corporation, negatively impacted the Fund's overall performance in this sector.



Portfolio Composition

26.27% Information Technology
21.26% Consumer Discretionary
17.04% Healthcare
10.62% Industrials
8.80% Financials
4.57% Energy
2.61% Materials
2.22% Consumer Staples
4.05% Other
2.56% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Fund underperformed in the materials sector relative to the benchmark due to poor stock selection. Crown Holdings, Inc., manufacturer of packaging products to consumer marketing companies, was the Fund's second-worst individual performer for the period.

Some additional individual holdings should be singled out for poor performance during the period. Cephalon, Inc., a biotechnology company specializing in narcolepsy and pain products, dropped during the period when sales of the company's leading daytime wakefulness drug, Provigil, fell short of expectations and led to weaker-than-expected profits. Biotechnology holding Medimmune, Inc. likewise fell after a disappointing launch of its new nasal influenza vaccine, FluMist, which failed to generate enough use to meet the investment community's expectations.

Additional detractors from relative Fund performance were other stock-specific disappointments, such as The Pepsi Bottling Group, Inc., MGM Mirage and Quest Diagnostics, Inc.

Some of these positions were sold during the first few months of 2003, unfortunately locking in losses before the market rebounded. However, the capital raised with these sales was quickly re-deployed into other investments that provided the Fund with more attractive alternatives.

We will continue to seek companies we feel possess the best opportunity for superior long-term profit growth, led by management teams we believe may execute the plan and deliver on that potential. As we move into 2004, our Fund strategy remains consistent. We will continue to focus on our bottom-up investment process to identify the most attractive mix of potential reward and limited risk.

Kevin Sonnett, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–92.2%

Air Freight & Logistics–0.5%

20,475	C.H. Robinson Worldwide, Inc.	$ 776,200

Apparel Retail–3.1%

82,594	Ross Stores, Inc.	2,182,959
132,800	TJX Companies, Inc.	2,928,240
		5,111,199

Apparel, Accessories & Luxury Goods–0.9%

36,375	Coach, Inc.*	1,373,157

Application Software–3.4%

101,425	Cadence Design Systems, Inc.*	1,823,621
64,900	Citrix Systems, Inc.*	1,376,529
47,425	Mercury Interactive Corporation*	2,306,752
		5,506,902

Asset Management & Custody Banks–2.1%

40,500	Federated Investors, Inc. Class B	1,189,080
74,800	SEI Investments Company	2,279,156
		3,468,236

Biotechnology–1.8%

50,700	Gilead Sciences, Inc.*	2,947,698

Broadcasting & Cable TV–0.8%

50,375	Cox Radio, Inc. Class A*	1,270,961

Casinos & Gaming–1.1%

47,850	International Game Technology	1,708,245

Communications Equipment–1.2%

42,050	Foundry Networks, Inc.*	1,150,488
38,025	Polycom, Inc.*	742,248
		1,892,736

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value
Computer & Electronics Retail–1.0%		
31,425	Best Buy Company, Inc.	$ 1,641,642
Computer Storage & Peripherals–2.2%		
136,675	Maxtor Corporation*	1,517,093
39,600	QLogic Corporation*	2,043,360
		3,560,453
Consumer Electronics–0.7%		
15,475	Harman International Industries, Inc.	1,144,841
Data Processing & Outsourced Services–3.4%		
47,635	Affiliated Computer Services, Inc. Class A*	2,594,202
73,000	Fiserv, Inc.*	2,884,230
		5,478,432
Diversified Commercial Services–3.8%		
10,075	Apollo Group, Inc. Class A*	685,100
92,439	ARAMARK Corporation Class B	2,534,677
54,049	Corinthian Colleges, Inc.*	3,002,962
		6,222,739
Electronic Equipment Manufacturers–2.2%		
166,500	Symbol Technologies, Inc.	2,812,185
23,575	Waters Corporation*	781,747
		3,593,932
Employment Services–1.1%		
39,200	Manpower, Inc.	1,845,536
Exchange Traded Funds–4.1%		
34,100	Internet Architecture HOLDRS Trust	1,227,941
17,300	Internet HOLDRS Trust	868,287
29,575	iShares Goldman Sachs Networking Index Fund*	816,566
32,400	iShares Goldman Sachs Software Index Fund*	1,223,424
41,225	iShares Russell 2000 Growth Fund	2,442,581
		6,578,799
Food Distributors–0.9%		
37,150	Sysco Corporation	1,383,095
Food Retail–0.9%		
20,750	Whole Foods Market, Inc.*	1,392,948
General Merchandise Stores–1.1%		
60,175	Dollar Tree Stores, Inc.*	1,808,861
Healthcare Distributors–0.4%		
10,900	Patterson Dental Company*	699,344

Non-income producing.
HOLDRS - Holding Company Depositary Receipts
See notes to financial statements.

Shares		Market Value
Healthcare Equipment–4.0%		
43,875	Biomet, Inc.	$ 1,597,489
32,900	Boston Scientific Corporation*	1,209,404
44,987	DENTSPLY International, Inc.	2,032,063
28,025	St. Jude Medical, Inc.*	1,719,334
		6,558,290
Healthcare Services–1.3%		
31,400	Caremark Rx, Inc.*	795,362
18,750	Express Scripts, Inc. Class A*	1,245,563
		2,040,925
Home Entertainment Software–0.6%		
50,625	Activision, Inc.*	921,375
Home Furnishings–1.3%		
32,150	Leggett & Platt, Inc.	695,405
19,075	Mohawk Industries, Inc.*	1,345,551
		2,040,956
Homebuilding–0.5%		
9,175	Lennar Corporation Class A	880,800
Hotels, Resorts & Cruise Lines–1.0%		
95,625	Hilton Hotels Corporation	1,638,056
Industrial Conglomerates–1.8%		
32,130	Danaher Corporation	2,947,927
Industrial Gases–0.8%		
32,775	Praxair, Inc.	1,252,005
Investment Banking & Brokerage–1.8%		
205,000	Ameritrade Holding Corporation*	2,884,350
Leisure Facilities–0.9%		
43,300	Royal Caribbean Cruises Limited	1,506,407
Managed Healthcare–2.4%		
16,225	Anthem, Inc.*	1,216,875
15,000	PacifiCare Health Systems, Inc.*	1,014,000
18,000	WellPoint Health Networks, Inc.*	1,745,820
		3,976,695
Metal & Glass Containers–1.0%		
28,225	Ball Corporation	1,681,363
Oil & Gas Equipment & Services–2.9%		
68,225	BJ Services Company*	2,449,278
55,600	Smith International, Inc.*	2,308,512
		4,757,790
Oil & Gas Exploration & Production–1.6%		
32,801	Apache Corporation	2,660,161

Shares		Market Value

Other Diversified Financial Services–2.2%

37,775	Ambac Financial Group, Inc.	$ 2,621,207
41,775	Friedman, Billings, Ramsey Group, Inc.	964,167
		3,585,374

Personal Products–0.5%

21,150	Estée Lauder Companies, Inc. Class A	830,349

Pharmaceuticals–5.1%

73,700	Andrx Corporation*	1,771,748
40,550	Barr Pharmaceuticals, Inc.*	3,120,323
30,425	MGI Pharma, Inc.*	1,251,989
46,300	Watson Pharmaceuticals, Inc.*	2,129,800
		8,273,860

Property & Casualty Insurance–0.8%

40,275	Infinity Property & Casualty Corporation	1,331,089

Publishing–3.7%

66,650	Getty Images, Inc.*	3,341,165
22,875	McClatchy Company Class A	1,573,800
23,600	New York Times Company Class A	1,127,844
		6,042,809

Restaurants–1.5%

72,925	Brinker International, Inc.*	2,418,193

Semiconductor Equipment–1.5%

81,800	MKS Instruments, Inc.*	2,372,200

Semiconductors–5.2%

65,650	Fairchild Semiconductor Corporation Class A*	1,639,281
32,450	Intersil Corporation Class A	806,383
66,250	Maxim Integrated Products, Inc.	3,299,250
29,350	Microchip Technology, Inc.	979,116
76,675	Semtech Corporation*	1,742,823
		8,466,853

Specialized Finance–0.4%

10,475	Moody's Corporation	634,261

Specialty Stores–3.7%

9,175	AutoZone, Inc.*	781,802
58,875	Bed Bath & Beyond, Inc.*	2,552,231
95,825	Staples, Inc.*	2,616,023
		5,950,056

Steel–0.8%

33,675	International Steel Group, Inc.*	1,311,641

Systems Software–2.2%

19,600	Adobe Systems, Inc.	770,280
45,550	Macrovision Corporation*	1,028,975
50,750	Symantec Corporation*	1,758,488
		3,557,743

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Technology Distributors–1.6%		
44,400	CDW Corporation	$ 2,564,544
Thrifts & Mortgage Finance–1.1%		
46,406	New York Community Bancorp, Inc.	1,765,748
Trading Companies & Distributors–1.8%		
58,875	Fastenal Company	2,940,218
Trucking–1.5%		
92,850	JB Hunt Transport Services, Inc.*	2,507,879
Total Common Stocks (Domestic)		
(Cost–$124,593,270)		149,705,873
Common Stocks (Foreign)–5.2%		
Application Software–1.9%		
135,100	Amdocs Limited (CI)*	3,037,048
IT Consulting & Other Services–1.0%		
64,825	Accenture Limited Class A ADR (BD)*	1,706,194
Pharmaceuticals–1.9%		
56,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	3,175,760
Thrifts & Mortgage Finance–0.4%		
19,350	Doral Financial Corporation (PU)	624,618
Total Common Stocks (Foreign)		
(Cost–$6,728,305)		8,543,620

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–1.8%		
$2,900,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 2,899,940
Total U.S. Agency Discount Notes		
(Amortized Cost–$2,899,940)		2,899,940
Total Investments–99.2%		
(Total Cost–$134,221,515)		161,149,433
Other Assets and Liabilities–0.8%		1,265,074
Net Assets–100.0%		$162,414,507

* *Non-income producing.*
 ADR - American Depositary Receipt
 See notes to financial statements.

Assets

Investment securities, at cost	$134,221,515
Investment securities, at market	161,149,433
Cash	110,890
Receivables:	
Investment securities sold	5,704,748
Capital shares sold	27,019
Dividends	38,808
Other assets	15,139
Total Assets	167,046,037

Liabilities

Payables and other liabilities:	
Investment securities purchased	4,191,296
Capital shares redeemed	107,777
Advisory fees	109,135
Shareholder servicing fees	15,071
Accounting fees	8,221
Distribution fees	31,678
Transfer agency fees	24,445
Custodian fees	490
Other	143,417
Total Liabilities	4,631,530
Net Assets	$162,414,507

Net Assets consist of:

Capital (par value and paid-in surplus)	$218,073,564
Accumulated net investment loss	(15,164)
Accumulated net realized loss from security transactions	(82,571,811)
Net unrealized appreciation on investments	26,927,918
Total	$162,414,507

See notes to financial statements.

Net Assets—Class A	$	1,190,590
Shares Outstanding—Class A		338,414
Net Asset Value, Redemption Price Per Share	$	3.52
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	3.73
Net Assets—Class B	$	1,586,902
Shares Outstanding—Class B		463,226
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.43
Net Assets—Class C	$	323,067
Shares Outstanding—Class C		95,669
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.38
Net Assets—Class F		$159,160,902
Shares Outstanding—Class F		44,456,647
Net Asset Value, Offering and Redemption Price Per Share	$	3.58
Net Assets—Class R	$	119,048
Shares Outstanding—Class R		33,476
Net Asset Value, Offering and Redemption Price Per Share	$	3.56
Net Assets—Class T	$	33,998
Shares Outstanding—Class T		10,038
Net Asset Value, Redemption Price Per Share	$	3.39
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	3.55

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$	615,664
Interest		37,699
Foreign taxes withheld		(2,821)
Total Investment Income		650,542

Expenses:

Advisory fees—Note 2	1,067,149
Shareholder servicing fees—Note 2	187,467
Accounting fees—Note 2	79,360
Distribution fees—Note 2	327,456
Transfer agency fees—Note 2	120,174
Registration fees	75,381
Postage and mailing expenses	25,652
Custodian fees and expenses—Note 2	10,187
Printing expenses	45,011
Legal and audit fees	18,276
Directors' fees and expenses—Note 2	29,908
Other expenses	29,034
Total Expenses	2,015,055
Earnings Credits	(2,314)
Waived Expenses	(1,996)
Expense Offset to Broker Commissions	(3,995)
Net Expenses	2,006,750
Net Investment Loss	(1,356,208)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain on Security transactions	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	25,868,151
Net Realized and Unrealized Gain	46,679,126
Net Increase in Net Assets Resulting from Operations	$45,322,918

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (1,356,208)	$ (1,349,450)
Net Realized Gain (Loss)	20,810,975	(27,913,078)
Net Change in Unrealized Appreciation / Depreciation	25,868,151	(1,680,486)
Net Increase (Decrease) in Net Assets Resulting from Operations	45,322,918	(30,943,014)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	542,198	66,609
Class B	264,005	150,527
Class C	(52,492)	(6,389)
Class F	24,535,977	620,840
Class R	9,780	57,755
Class T	5,472	6,135
Net Increase from Capital Share Transactions	25,304,940	895,477
Net Increase (Decrease) in Net Assets	70,627,858	(30,047,537)
Net Assets		
Beginning of year	$ 91,786,649	$121,834,186
End of year (including accumulated net investment loss of $15,164 and $0, respectively)	$162,414,507	$ 91,786,649

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | **Year ended December 31,** | | | |
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 2.58	$ 3.44	$ 4.38	$ 8.68
Income from investment operations:				
Net investment income (loss)	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized				
gains (losses) on securities	0.91	(0.82)	(0.88)	(2.05)
Total from investment				
operations	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.52	$ 2.58	$ 3.44	$ 4.38
Total return*	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,191	$ 476	$ 538	$ 625
Net expenses to average net assets#	1.86%	2.15%	2.46%	1.25%
Gross expenses to average net assets#	1.87%	2.15%	2.47%	1.29%
Net investment loss to average				
net assets	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	160%	216%	214%	226%

*   Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 2.54	$ 3.39	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized				
gains (losses) on securities	0.92	(0.80)	(0.88)	(2.09)
Total from investment				
operations	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.43	$ 2.54	$ 3.39	$ 4.32
Total return*	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,587	$ 969	$ 1,138	$ 1,047
Net expenses to average net assets#	2.64%	2.67%	2.58%	1.99%
Gross expenses to average net assets#	2.65%	2.68%	2.59%	2.04%
Net investment loss to average				
net assets	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	160%	216%	214%	226%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 2.50	$ 3.36	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized				
gains (losses) on securities	0.98	(0.78)	(0.88)	(2.09)
Total from investment				
operations	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.38	$ 2.50	$ 3.36	$ 4.32
Total return*	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 323	$ 274	$ 380	$ 422
Net expenses to average net assets#,†	2.51%	2.98%	3.93%	2.00%
Gross expenses to average net assets#,† . . .	2.51%	2.99%	3.94%	2.04%
Net investment loss to				
average net assets†	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	160%	216%	214%	226%

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year ...	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44
Income from investment operations:					
Net investment income (loss) ...	0.02	(0.04)	(0.05)	(0.03)	(0.08)
Net realized and unrealized gains					
(losses) on securities	0.94	(0.81)	(0.84)	(2.06)	3.12
Total from investment					
operations	0.96	(0.85)	(0.89)	(2.09)	3.04
Less dividends and distributions:					
From net investment income ...	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	(2.23)	(1.80)
Total distributions	0.00	0.00	0.00	(2.23)	(1.80)
Net Asset Value, end of year	$ 3.58	$ 2.62	$ 3.47	$ 4.36	$ 8.68
Total return	36.64%	(24.50%)	(20.41%)	(23.69%)	(42.27%)
Ratios/Supplemental Data					
Net assets, end of year (000s) ...	$159,161	$89,970	$119,708	$166,365	$253,385
Net expenses to average					
net assets#	1.50%	1.56%	1.37%	1.36%	1.40%
Gross expenses to average					
net assets#	1.51%	1.56%	1.39%	1.39%	1.42%
Net investment loss to					
average net assets	(1.01%)	(1.22%)	(0.84%)	(0.92%)	(0.98%)
Portfolio turnover rate@	160%	216%	214%	226%	186%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 2.61	$ 3.48	$ 4.39	$ 8.68
Income from investment operations:				
Net investment income (loss)	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized gains (losses) on securities	0.98	(0.83)	(0.92)	(2.03)
Total from investment operations	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.56	$ 2.61	$ 3.48	$ 4.39
Total return	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 119	$ 77	$ 49	$ 7
Net expenses to average net assets#,†	1.64%	1.97%	2.89%	1.00%
Gross expenses to average net assets#,† . . .	1.64%	1.97%	2.91%	1.03%
Net investment loss to average net assets†	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	160%	216%	214%	226%

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.49% (2002) and 57.53% (2001). The gross expense ratios would have been 3.49% (2002) and 57.54% (2001). The net investment loss ratios would have been (3.15%) (2002) and (57.04%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 2.51	$ 3.39	$ 4.35	$ 8.68
Income from investment operations:				
Net investment loss	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized				
gains (losses) on securities	0.90	(0.82)	(0.85)	(2.08)
Total from investment				
operations	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$ 3.39	$ 2.51	$ 3.39	$ 4.35
Total return*	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 34	$ 20	$ 20	$ 29
Net expenses to average net assets#,†	2.76%	3.63%	3.11%	1.50%
Gross expenses to average net assets#,† ...	2.76%	3.64%	3.13%	1.55%
Net investment loss to average				
net assets†	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	160%	216%	214%	226%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

†   Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 10.29% (2002) and 28.89% (2001). The gross expense ratios would have been 10.30% (2002) and 28.91% (2001). The net investment loss ratios would have been (9.95%) (2002) and (28.35%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $116,874 and $65,407, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $43,721 and $23,773, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$3,179
Class B	$6,585
Class C	$1,404
Class R	$ 549
Class T	$ 324

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $316,409 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,458
Class B	$8,578	$2,859
Class C	$2,401	$ 801
Class T	$ 68	$ 68

During the year ended December 31, 2003, DSC retained $572 and $33 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $2,629 and $269 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $1,996. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,341,044	$0	$(1,341,044)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $17,249,198.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 82,241,465
Federal Tax Cost	$134,551,861
Gross Tax Appreciation of Investments	$ 27,113,453
Gross Tax Depreciation of Investments	$ (515,881)
Net Tax Appreciation	$ 26,597,572

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	244,735	$ 828,175	282,153	$ 757,701
Redeemed	(90,696)	$ (285,977)	(254,287)	$ (691,092)
Net Increase	**154,039**	**$ 542,198**	**27,866**	**$ 66,609**
Class B				
Sold	145,154	$ 449,120	156,797	$ 474,952
Redeemed	(63,928)	$ (185,115)	(110,190)	$ (324,425)
Net Increase	**81,226**	**$ 264,005**	**46,607**	**$ 150,527**
Class C				
Sold	56,880	$ 169,451	29,342	$ 92,484
Redeemed	(70,756)	$ (221,943)	(32,951)	$ (98,873)
Net Decrease	**(13,876)**	**$ (52,492)**	**(3,609)**	**$ (6,389)**
Class F				
Sold	19,131,927	$ 50,872,801	15,890,407	$ 45,272,617
Redeemed	(8,999,875)	$(26,336,824)	(16,090,739)	$(44,651,777)
Net Increase (Decrease)	**10,132,052**	**$ 24,535,977**	**(200,332)**	**$ 620,840**
Class R				
Sold	15,172	$ 45,615	41,636	$ 135,210
Redeemed	(11,397)	$ (35,835)	(26,128)	$ (77,455)
Net Increase	**3,775**	**$ 9,780**	**15,508**	**$ 57,755**
Class T				
Sold	2,448	$ 6,710	4,300	$ 13,887
Redeemed	(403)	$ (1,238)	(2,324)	$ (7,752)
Net Increase	**2,045**	**$ 5,472**	**1,976**	**$ 6,135**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $227,564,229 and $204,928,042, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Additional information about the Fund and its directors is available in the Fund's Statement
of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a
current prospectus, which contains more complete information including charges, expenses, and share classes.
Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

291AR1203

Dreyfus Founders Passport Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with portfolio manager Tracy Stouffer, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2003?

Dreyfus Founders Passport Fund had a very impressive year, significantly outperforming its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 61.81% for the period. The Fund also bested the large-cap MSCI World ex U.S. Index, which returned 39.42% for the year.

What dynamics affected international small-cap stocks during the year?

Uncertainty plagued the year's opening, due in large part to the impending conflict in Iraq. Corporate spending remained sluggish and consumer spending proved to be the main driver. However as the Iraqi conflict moved toward a resolution, investors regained confidence in an emerging economic recovery and began increasing their risk appetite.

2003 saw the global stock markets experiencing their first broad-based rally in four years. Several factors revived the markets after their

"There were numerous compelling growth opportunities during the year, most of which revolved around the Asian growth story, with China as the great growth engine of 2003 causing a surge in commodity prices."

Performance Highlights

- 2003 saw the global stock markets experiencing their first broad-based rally in four years.
- The Fund significantly outperformed its benchmarks for the year.
- The Fund's holdings in numerous Asian domestic engineering and construction companies reaped the benefits of a tremendous infrastructure boom throughout Asia.
- The Fund's large weighting in Japan was the principal contributor to performance for the period, as after years of restructuring, the Japanese economy was finally poised to benefit from some improvement.
- The Fund's overweight positions in Israel and Taiwan, and its underweight position in Canada dampened relative returns for the period.

three-year lull: a global easing of interest rates, improved corporate earnings spurred by cost-cutting measures and debt reduction, and the emergence of China as a secondary growth engine for the world. While the developed markets achieved impressive gains, the rally was most pronounced in the emerging markets sector. Unlike its small-cap benchmark, the Fund benefited from exposure in the emerging markets, maintaining about a 22% weighting in the emerging markets throughout the year, garnering bountiful gains specifically from Asia and Latin America.

What factors benefited Fund performance during the period?

There were numerous compelling growth opportunities during the year, most of which revolved around the Asian growth story, with China as the great growth engine of 2003 causing a surge in commodity prices. As a result, commodity companies around the world profited from China's increasing demand for metal and other raw materials. Japanese heavy equipment manufacturers benefited from the building boom in China, as they were a large supplier of construction equipment.

A tremendous infrastructure expansion continued to evolve throughout Asia in 2003. In the industrials sector, numerous Asian domestic engineering and construction companies reaped the benefits of this growth, posting excellent returns. The Fund was well positioned to garner the gains seen in this sector.

The Fund's large weighting in Japan was the principal contributor to performance for the period. After years of restructuring, the Japanese economy was finally poised to benefit from some improvement. The recovery has largely presented itself in Japan's small-capitalization stocks, which far outperformed the country's large-cap issues. For example, the JASDAQ[1] exchange, similar to the United States' Nasdaq, was up 77% for 2003, while the Topix Small Cap Index[2] saw a gain of 36% for the same period. These smaller companies have been better positioned to restructure for profitability as they do not participate in the common practice of holding shares in other institutions. This cross-share holding practice has proven to be a burden to large Japanese companies' restructuring efforts.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Fast Search & Transfer ASA (Norway; FAST)	1.40%
2.	Andritz AG (Austria; ANDR)	1.35%
3.	SBS Broadcasting SA (Luxembourg; SBTV)	1.26%
4.	Siemens India Limited (India; SIEI)	1.25%
5.	Fullcast Company Limited (Japan; 4848)	1.18%
6.	ABB Limited (India; ABB)	1.18%
7.	Jeronimo Martins SGPS SA (Portugal; JMT)	1.16%
8.	Kemira Oyj (Finland; KRA)	1.15%
9.	JGC Corporation (Japan; 1963)	1.12%
10.	Grande Holdings Limited (Hong Kong; 186)	1.10%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

---

[1]The JASDAQ market is the Japanese share trading market geared to small and medium companies and mid-size ventures.

[2]The Topix Small Cap Index is a capitalization-weighted index designed to measure the performance of the stocks not included in the larger-cap Topix 500 Index that are listed on the First Section of the Tokyo Stock Exchange.

Although Japan still represented the Fund's largest country weighting at year-end, we began to pare back holdings as we felt earnings momentum for restructuring stocks was peaking for the near term. We instead added positions in India, whose domestic economy is booming due to a good monsoon season and its growing status as a business processing outsourcing



Growth of $10,000 Investment

■ **Dreyfus Founders Passport Fund-Class F**
■ **MSCI World ex U.S. Index**

$20,289
$15,874

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

market. Indian construction and engineering firms have profited from energy and other civil infrastructure projects. These factors have assisted the country's burgeoning economy and the success of its stock market over the past year. Fund holdings involved in Indian infrastructure and domestic demand were strong contributors to the Fund's annual return.

Examining the effect individual holdings had on Fund performance, it becomes obvious that 2003 was also the year in which Internet companies possessing valid business models became profitable. The Fund's best

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	64.81%	—	—	(9.66%)
Without sales charge	74.94%	—	—	(8.31%)
Class B Shares (12/31/99)				
With redemption*	69.46%	—	—	(9.63%)
Without redemption	73.46%	—	—	(9.02%)
Class C Shares (12/31/99)				
With redemption**	72.52%	—	—	(9.07%)
Without redemption	73.52%	—	—	(9.07%)
Class F Shares (11/16/93)	75.15%	5.79%	7.33%	7.79%
Class R Shares (12/31/99)	75.60%	—	—	(9.00%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	66.26%	—	—	(10.22%)
Without sales charge	74.08%	—	—	(9.18%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

example of this, as well as its best performer, was **lastminute.com PLC**, a British-based web company offering last minute entertainment and vacation opportunities. Filling a niche in the online travel market, lastminute.com has been very successful, offering more flexibility than traditional travel arrangement sources.

Thai-based Italian-Thai Development, a designer and constructor of civil engineering projects, was the Fund's second best performing stock for the year. The company was well positioned to gain from the Thai government's push for infrastructure projects during the year.

The Fund also benefited from participation in initial public offerings (IPOs) over the period.

Direct Fund exposure to the local markets in China was minimal as the Fund mainly invested in companies outside the country that benefited from its growth. As most of the Chinese markets did not fare as well as the majority of world regions in 2003, this positioning proved to be beneficial



Portfolio Composition

13.63% Japan
11.94% India
8.89% Hong Kong
6.80% Canada
6.74% United Kingdom
5.38% Thailand
5.31% Sweden
4.38% Germany
34.86% Other Countries
2.07% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

to Fund performance. Many local Chinese companies are poorly run former government-owned institutions, and there is an abundance of highly speculative investment in China. The Chinese government, however, is gradually trying to improve the Chinese corporate culture.

What factors negatively impacted Fund performance?
The Fund's overweight positions in Israel and Taiwan, and its underweight position in Canada, dampened relative returns for the period. Poor stock selection in the Taiwanese market also produced a drag on overall Fund performance. Additionally, the Fund's average cash allocation of 5.90% produced a negative effect on Fund performance as compared to the fully invested Indexes.

When looking at holdings that underperformed, there are two companies that stand out: M-Systems Flash Disk Pioneers Limited, a developer, manufacturer and marketer of data storage products, and TOMRA Systems ASA, a Norwegian manufacturer of vending machines for recycling beverage containers. M-Systems' earnings came in below expectations and ongoing delays in the German recycling market's regulatory environment led to TOMRA's sluggish performance. The Fund's positions in both companies were liquidated.

As we enter 2004, our strategy remains constant: we remain committed to our fundamental-based investment strategy to seek international small-capitalization companies with the strongest growth potential.

Tracy P. Stouffer

Tracy Stouffer, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Foreign)–94.2%

Advertising–1.6%
10,875	Ipsos (FR)	$ 1,015,072
23,800	LG Ad, Inc. (KR)	417,474
38,070	Phoenix Communications, Inc. (KR)*	686,953
		2,119,499

Agricultural Products–0.8%
97,900	Agricore United (CA)	689,383
592,800	Univanich Palm Oil Public Company Limited NVDR Shares (TH)* ...	460,057
		1,149,440

Air Freight & Logistics–0.7%
2,112,000	Goodpack Limited (SG)	1,013,531

Alternative Carriers–0.8%
312,875	QSC AG (GE)*	1,124,740

Apparel, Accessories & Luxury Goods–1.0%
51,925	Hockey Company Holdings, Inc. 144A (CA)*,†	602,704
291,875	Titan Industries Limited (IN)	827,166
		1,429,870

Application Software–2.5%
184,450	Aldata Solution Oyj (FI)*	451,353
679,452	Intec Telecom Systems PLC (UK)*	719,227
56,850	Mphasis BFL Limited (IN)	946,981
77,546	Subex Systems Limited (IN)	678,666
395,575	Telelogic AB (SW)*	632,234
		3,428,461

Asset Management & Custody Banks–0.5%
18,800	AWD Holding AG (GE)	652,593

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kngdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value

Auto Parts & Equipment–1.3%

197,200	Aapico Hitech Public Company Limited Foreign Shares (TH)	$ 776,408
63,725	Decoma International, Inc. Class A (CA)	654,854
44,000	Suncall Corporation (JA)	351,442
		1,782,704

Automobile Manufacturers–0.7%

114,300	Mahindra & Mahindra Limited (IN)	974,650

Biotechnology–0.5%

27,100	Q-Med AB (SW)*	642,162

Broadcasting & Cable TV–2.0%

166,975	Balaji Telefilms Limited (IN)	367,071
110,000	Naspers Limited (SA)	684,225
52,300	SBS Broadcasting SA (LU)*	1,704,980
		2,756,276

Building Products–0.4%

2,082,500	PT Asahimas Flat Glass Tbk (ID)	488,327

Commercial Printing–0.5%

1,504,000	Next Media Limited (HK)*	711,938

Communications Equipment–2.8%

62,800	Alvarion Limited ADR (IS)*	725,340
268,025	Carphone Warehouse PLC (UK)	707,728
157,875	ECI Telecom Limited (IS)*	904,624
33,837	Sirti SPA (IT)	71,490
308,100	Tandberg Television ASA (NW)*	1,352,291
		3,761,473

Computer Hardware–0.6%

1,790,000	GES International Limited (SG)	748,337

Construction & Engineering–6.2%

108,050	ABB Limited (IN)	1,595,588
229,000	Chiyoda Corporation (JA)*	1,406,009
4,334,000	Guangzhou Shipyard International Company Limited (CN)*	1,021,590
146,000	JGC Corporation (JA)	1,523,075
72,270	Kyeryong Construction Industrial Company Limited (KR)	679,332
120,925	Larsen & Toubro Limited (IN)	1,397,694
1,154,400	TRC Synergy Berhad (MA)	768,587
		8,391,875

Construction Materials–1.2%

2,312,000	Chia Hsin Cement Greater China Holding Corporation (HK)*	589,644
1,000,000	China Resources Cement Holding Limited (HK)*	322,016
41,300	NIBE Industrier AB (SW)	731,832
		1,643,492

Non-income producing.

† *Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.*

  ADR - American Depositary Receipt
  NVDR - Non-voting Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Construction, Farm Machinery & Heavy Trucks–0.5%		
2,500,000	First Tractor Company Limited Class H (CN)*	$ 676,233
Consumer Electronics–1.4%		
1,162,000	Grande Holdings Limited (HK)	1,489,245
500,000	Mida Assets Public Company Limited Foreign Shares (TH)*	350,180
		1,839,425
Data Processing & Outsourced Services–0.4%		
44,100	Dicom Group PLC (UK)	541,342
Diversified Banks–0.9%		
1,565,700	Bank of Ayudhya Public Company Limited Foreign Shares (TH)*	557,168
4,585,500	DBS Thai Danu Bank Public Company Limited Foreign Shares (TH)* .	601,794
		1,158,962
Diversified Chemicals–1.1%		
134,200	Kemira Oyj (FI)	1,557,316
Diversified Commercial Services–4.4%		
17,425	Acadomia (FR)	755,860
930	Big Group Company Limited (JA)	1,240,926
92,320	Hexaware Technologies Limited (IN)	840,036
791,425	PHS Group PLC (UK)	1,186,571
49,575	Sixt AG (GE)	744,125
3,597	Telegate AG (GE)*	39,427
90,000	Tribal Group PLC (UK)	539,742
10,200	USS Company Limited (JA)	721,433
		6,068,120
Diversified Metals & Mining–5.1%		
183,000	Amerigo Resources Limited (CA)*	283,216
511,975	Dynatec Corporation (CA)*	697,265
40,075	Fording Canadian Coal Trust (CA)	1,426,488
27,275	Inmet Mining Corporation (CA)*	368,296
27,640	Korea Zinc Company Limited (KR)	728,406
504,850	Mincor Resources NL (AU)	342,349
853,575	Oxiana Limited (AU)*	675,297
25,000,000	PT Bumi Resources Tbk (ID)	1,484,120
64,900	Sumitomo Titanium Corporation (JA)	935,621
		6,941,058
Electrical Components & Equipment–1.2%		
72,025	Siemens India Limited (IN)	1,694,896
Electronic Equipment Manufacturers–1.2%		
1,130,000	Harbin Power Equipment Company Limited (CN)	331,129
114,400	Micronic Laser Systems AB (SW)*	1,327,589
		1,658,718
Employment Services–1.2%		
516	Fullcast Company Limited (JA)	1,598,507
Exchange Traded Funds–0.5%		
41,550	iShares MSCI Brazil Index Fund (BR)	706,350

Shares		Market Value
Food Retail–2.2%		
846,900	Dairy Farm International Holdings Limited (HK)	$ 1,448,199
118,700	Jeronimo Martins SGPS SA (PT)*	1,566,097
		3,014,296
Forest Products–0.3%		
101,425	Sino-Forest Corporation (CA)*	404,978
Gas Utilities–0.7%		
24,650	Gujarat Gas Company Limited (IN)	329,567
1,114,000	Xinao Gas Holdings Limited (CN)*	620,595
		950,162
General Merchandise Stores–0.6%		
22,500	Ryohin Keikaku Company Limited (JA)	760,007
Healthcare Distributors–0.5%		
252,350	United Drug PLC (IE)	732,095
Healthcare Equipment–1.0%		
44,000	Carl Zeiss Meditec AG (GE)*	699,294
13,450	Tecan AG (SZ)	650,315
		1,349,609
Healthcare Facilities–1.0%		
480,948	NHP PLC (UK)	1,330,227
Healthcare Supplies–1.3%		
66,000	Fujirebio, Inc. (JA)	760,567
378,750	Whatman PLC (UK)	1,050,953
		1,811,520
Heavy Electrical Equipment–0.3%		
760,000	Dongfang Electrical Machinery Company Limited (CN)*	362,203
Home Furnishings–0.1%		
164,450	Steinhoff International Holdings Limited (SA)	188,471
Home Improvement Retail–0.9%		
49,100	Rona, Inc. (CA)*	1,185,041
Homebuilding–1.1%		
123,025	Fleetwood Corporation (AU)	574,710
19,000	Goldcrest Company Limited (JA)	904,171
		1,478,881
Hotels, Resorts & Cruise Lines–3.7%		
146,360	De Vere Group PLC (UK)	1,069,665
580,150	Hotel Leelaventure Limited (IN)	790,911
136,500	Hotel Shilla Company Limited (KR)	628,943
7,100	Pierre & Vacances (FR)	716,448
3,070,000	Star Cruises Limited (HK)*	890,300
87,300	Thomas Cook Limited (IN)	880,558
		4,976,825
Hypermarkets & Super Centers–0.8%		
979,600	Siam Makro Public Company Limited Foreign Shares (TH)	1,137,273

* Non-income producing.
See notes to financial statements.

Shares		Market Value
Industrial Conglomerates–0.8%		
130,980	Hanwha Corporation (KR)	$ 654,076
750,000	United Industrial Corporation Limited (SG)	370,959
		1,025,035
Industrial Machinery–3.1%		
38,225	Andritz AG (AT)	1,829,766
72,750	Bharat Forge Limited (IN)	1,266,288
67,094	Deutz AG New Shares (GE)*	260,658
331,000	Ishikawajima-Harima Heavy Industries Company Limited (JA)	472,548
25,400	Nidec Tosok Corporation (JA)	356,221
		4,185,481
Integrated Oil & Gas–1.0%		
29,800	PetroKazakhstan, Inc. (CA)*	674,956
294,700	Picnic Gas & Engineering Public Company Limited Foreign Shares (TH)*	647,079
		1,322,035
Integrated Telecommunication Services–1.0%		
137,800	Song Networks Holding AB (SW)*	1,292,719
52,500	Yangtze Telecom Corporation (CA)*	80,844
		1,373,563
Internet Software & Services–6.0%		
120,000	Certicom Corporation 144A (CA)*,†	254,430
271,825	Emblaze Systems Limited (IS)*	598,541
866,000	Fast Search & Transfer ASA (NW)*	1,900,493
18,225	Freenet.de AG (GE)*	1,280,440
117	Index Corporation (JA)	687,786
40	Kakaku.com, Inc. (JA)*	285,528
160	Kakaku.com, Inc. New Shares (JA)*	919,660
366,100	Points International Limited (CA)*	283,293
1,228,075	SwitchCore AB (SW)*	757,808
47,125	United Internet AG (GE)	1,132,355
		8,100,334
Leisure Products–1.6%		
26,750	Amer Group Limited (FI)	1,159,009
246,525	lastminute.com PLC (UK)*	981,952
		2,140,961
Marine–0.5%		
1,000	DS Norden AS (DE)	223,608
99,400	Shipping Corporation of India (IN)	393,570
		617,178
Movies & Entertainment–0.7%		
250,075	Gameloft.com (FR)*	977,841
Office Services & Supplies–0.6%		
21,300	Glory Limited (JA)	785,061

Shares		Market Value
Oil & Gas Drilling–1.0%		
2,118,000	China Oilfield Services Limited (CN)	$ 750,232
312,100	Crest Petroleum Berhad (MA)	657,053
		1,407,285
Oil & Gas Equipment & Services–2.1%		
50,000	ProSafe ASA (NW)	1,007,095
186,000	Scomi Group Berhad (MA)	704,842
48,700	TGS Nopec Geophysical Company ASA (NW)*	666,141
359,000	Toyo Kanetsu KK (JA)*	445,526
		2,823,604
Oil & Gas Exploration & Production–0.6%		
170,675	Lundin Petroleum AB (SW)*	813,608
Oil & Gas Refining, Marketing, & Transportation–2.0%		
413,000	Formosa Petrochemical Corporation (TW)*	614,330
47,000	Golar LNG Limited (NW)*	674,678
251,175	Indraprastha Gas Limited (IN)*	816,697
3,110,000	PT Perusahaan Gas Negara 144A (ID)*,†	572,336
		2,678,041
Other Diversified Financial Services–0.6%		
295,140	AMMB Holdings Berhad (MA)	240,772
5,536,000	First Shanghai Investments Limited (HK)	584,718
		825,490
Packaged Foods & Meats–1.6%		
129,750	Balrampur Chini Mills Limited (IN)	793,288
50,000	CoolBrands International, Inc. (CA)*	655,807
16,680	Crown Confectionery Company Limited (KR)	713,957
		2,163,052
Personal Products–2.0%		
3,783,000	Beauty China Holdings Limited (HK)*	1,303,100
51,800	Milbon Company Limited (JA)	1,379,948
		2,683,048
Pharmaceuticals–0.5%		
382,000	Tong Ren Tang Technologies Company Limited (CN)	671,634
Photographic Products–1.2%		
146,000	Pentax Corporation (JA)	882,784
333,125	Photo-Me International PLC (UK)*	691,774
		1,574,558
Publishing–1.0%		
79,200	Elanders AB (SW)*	996,150
299,325	Future Network PLC (UK)*	317,812
		1,313,962

* Non-income producing.

† Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.

  See notes to financial statements.

Shares		Market Value
Railroads–0.6%		
55,375	Container Corporation of India Limited (IN)	$ 807,656
Real Estate Management & Development–5.1%		
2,223,800	Amata Corporation Public Company Limited Foreign Shares (TH)	836,258
1,054,200	Asas Dunia Berhad (MA)	266,324
1,468,000	Asia Orient Holdings Limited (HK)*	444,356
3,468,000	China Overseas Land & Investment Limited (HK)	634,314
42,800	First Juken Company Limited (JA)	918,541
432,150	Immsi SPA (IT)	613,775
250,400	MBK Public Company Limited NVDR Shares (TH)	319,142
1,812,000	Midland Realty Holdings Limited (HK)	495,968
1,734,000	New World Development Company Limited (HK)	1,395,937
4,089,100	Ticon Industrial Connection Public Company Limited Foreign Shares (TH)	1,021,694
		6,946,309
Semiconductor Equipment–0.7%		
167,308	Richtek Technology Corporation (TW)*	911,693
Semiconductors–0.4%		
152,600	Anam Semiconductor, Inc. (KR)*	523,182
Specialty Chemicals–0.8%		
185,000	Chugoku Marine Paints Limited (JA)	1,134,133
Specialty Stores–1.3%		
748,000	Dickson Concepts International Limited (HK)*	611,804
3,000,000	Luk Fook Holdings (International) Limited (HK)	564,171
2,000,000	Sa Sa International Holdings Limited (HK)	560,307
		1,736,282
Steel–0.6%		
122,425	Saw Pipes Limited (IN)	775,336
Systems Software–0.3%		
51,500	Temenos Group AG (SZ)*	370,593
Total Common Stocks (Foreign) **(Cost–$115,966,406)**		127,628,838

Preferred Stocks (Foreign)–2.1%

Commodity Chemicals–0.3%		
16,000	Braskem SA Class A (BR)*	370,468
Paper Products–0.8%		
82,000	Companhia Suzano de Papel e Celulose (BR)	360,686
531,000	Klabin SA (BR)	692,049
		1,052,735
Steel–1.0%		
115,900	Usinas Siderurgicas de Minas Gerais SA Class A (BR)	1,363,884
Total Preferred Stocks (Foreign) **(Cost–$2,606,095)**		2,787,087

Units	Market Value

Foreign Rights and Warrants–1.0%

Integrated Telecommunication Services–0.4%

| 2,786,000 | Jasmine International Public Company Limited Rights (TH)* .... | $ 481,648 |

Oil & Gas Drilling–0.5%

| 411,815 | Crest Petroleum Berhad Rights (MA)* .... | 704,420 |

Integrated Oil & Gas–0.1%

| 73,675 | Picnic Gas & Engineering Public Company Limited Warrants (TH)* ... | 105,987 |

Total Foreign Rights and Warrants
(Cost–$895,484) 1,292,055

Other Securities–0.7%

Industrial Conglomerates–0.0%

| 204,677 | Media Prima Berhad ICULS (MA) .... | 40,397 |

Integrated Telecommunication Services–0.7%

| 600,000 | Yangtze Telecom Corporation Units 144A (CA)*,†, ^,# .... | 958,988 |

Total Other Securities
(Cost–$623,934) 999,385

Principal Amount	Amortized Cost

U.S. Agency Discount Notes–3.3%

| $4,500,000 | Federal National Mortgage Association 0.75% 1/2/04 .... | $ 4,499,906 |

Total U.S. Agency Discount Notes
(Amortized Cost–$4,499,906) 4,499,906

Total Investments–101.3%
(Total Cost–$124,591,825) 137,207,271

Other Assets and Liabilities–(1.3%) .... (1,694,806)

Net Assets–100.0% $135,512,465

* *Non-income producing.*

† *Security was acquired pursuant to Rule 144A of the Securities Act of 1933 and may be deemed to be restricted for resale.*

^ *Security is considered to be restricted and illiquid. Acquired on 11/4/03 for $570,000. The aggregate value of restricted securities at December 31, 2003 was $958,988, which was 0.7% of net assets.*

Fair valued security.

ICULS - Irredeemable Convertible Unsecured Loan Stock

NVDR - Non-voting Depositary Receipt

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

Assets

Investment securities, at cost	$ 124,591,825
Investment securities, at market	137,207,271
Cash	831,254
Foreign currency (cost $1,262,826)	1,287,629
Receivables:	
Investment securities sold	3,407,455
Capital shares sold	107,016
Dividends	235,598
From transfer agent	14,242
Other assets	111,708
Total Assets	143,202,173

Liabilities

Payables and other liabilities:	
Investment securities purchased	5,878,110
Capital shares redeemed	173,575
Advisory fees	112,003
Shareholder servicing fees	18,730
Accounting fees	11,200
Distribution fees	38,586
Transfer agency fees	56,267
Custodian fees	28,658
India and Thailand taxes	1,000,403
To custodian	77,096
Other	295,080
Total Liabilities	7,689,708
Net Assets	$ 135,512,465

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 283,821,637
Accumulated net investment loss	(10,037)
Accumulated net realized loss from security transactions	(159,918,362)
Net unrealized appreciation on investments and foreign currency translation	11,619,227
Total	$ 135,512,465

Net Assets—Class A	$	27,252,014
Shares Outstanding—Class A		1,913,868
Net Asset Value, Redemption Price Per Share	$	14.24
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	15.11
Net Assets—Class B	$	18,198,180
Shares Outstanding—Class B		1,319,868
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	13.79
Net Assets—Class C	$	10,638,983
Shares Outstanding—Class C		773,004
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	13.76
Net Assets—Class F	$	78,759,006
Shares Outstanding—Class F		5,532,377
Net Asset Value, Offering and Redemption Price Per Share	$	14.24
Net Assets—Class R	$	142,464
Shares Outstanding—Class R		10,306
Net Asset Value, Offering and Redemption Price Per Share	$	13.82
Net Assets—Class T	$	521,818
Shares Outstanding—Class T		38,099
Net Asset Value, Redemption Price Per Share	$	13.70
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	14.35

See notes to financial statements.

Investment Income:

Dividends	$ 1,884,523
Interest	43,180
Foreign taxes withheld	(169,952)
Total Investment Income	1,757,751

Expenses:

Advisory fees—Note 2	971,277
Shareholder servicing fees—Note 2	172,480
Accounting fees—Note 2	97,094
Distribution fees—Note 2	306,016
Transfer agency fees—Note 2	244,697
Registration fees	75,038
Postage and mailing expenses	29,582
Custodian fees and expenses—Note 2	430,741
Printing expenses	54,034
Legal and audit fees	29,714
Directors' fees and expenses—Note 2	24,516
Other expenses	128,024
Total Expenses	2,563,213
Earnings Credits	(3,042)
Waived Expenses	(83,808)
Expense Offset to Broker Commissions	(4,771)
Net Expenses	2,471,592
Net Investment Loss	(713,841)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain (Loss) on :	
Security transactions (net of foreign taxes on Thailand investments of $915,957)	41,089,342
Foreign currency transactions	(211,706)
Net Realized Gain	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,435,879
Net Realized and Unrealized Gain	55,313,515
Net Increase in Net Assets Resulting from Operations	$54,599,674

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (713,841)	$ (1,023,871)
Net Realized Gain (Loss)	40,877,636	(12,388,968)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	14,435,879	(2,075,681)
Net Increase (Decrease) in Net Assets Resulting from Operations	54,599,674	(15,488,520)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	8,132,869	(2,916,773)
Class B	(2,705,719)	(4,098,985)
Class C	1,905,536	(2,563,176)
Class F	(4,988,538)	(17,949,856)
Class R	23,012	(21,426)
Class T	(77,846)	(148,171)
Net Increase (Decrease) from Capital Share Transactions	2,289,314	(27,698,387)
Net Increase (Decrease) in Net Assets	56,888,988	(43,186,907)
Net Assets		
Beginning of year	$ 78,623,477	$121,810,384
End of year (including accumulated net investment loss of $10,037 and $1,836, respectively)	$135,512,465	$ 78,623,477

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 8.14	$ 9.68	$ 14.18	$ 22.93
Income from investment operations:				
Net investment income (loss)	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains				
(losses) on securities	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations ..	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 14.24	$ 8.14	$ 9.68	$ 14.18
Total return*	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$27,252	$ 9,422	$14,033	$36,353
Net expenses to average net assets#,† ...	2.45%	2.24%	1.87%	1.59%
Gross expenses to average net assets#,† ..	2.45%	2.24%	1.88%	1.61%
Net investment loss to average net assets† .	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	707%	495%	704%	535%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 2.54% (2003) and 2.27% (2002). The gross expense ratios would have been 2.54% (2003) and 2.27% (2002). The net investment loss ratios would have been (0.92%) (2003) and (0.83%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 7.95	$ 9.54	$ 14.08	$ 22.93
Income from investment operations:				
Net investment loss	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains				
(losses) on securities	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations . .	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 13.79	$ 7.95	$ 9.54	$ 14.08
Total return*	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$18,198	$12,810	$19,661	$35,000
Net expenses to average net assets#,†	3.29%	3.09%	2.64%	2.35%
Gross expenses to average net assets#,† . . .	3.30%	3.09%	2.66%	2.38%
Net investment loss to average net assets† .	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	707%	495%	704%	535%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.37% (2003) and 3.12% (2002). The gross expense ratios would have been 3.38% (2003) and 3.12% (2002). The net investment loss ratios would have been (1.52%) (2003) and (1.67%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.93	$ 9.52	$ 14.06	$ 22.93
Income from investment operations:				
Net investment loss	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains				
(losses) on securities	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations . .	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$ 13.76	$ 7.93	$ 9.52	$ 14.06
Total return*	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$10,639	$ 5,268	$ 8,928	$17,925
Net expenses to average net assets#,†	3.25%	3.05%	2.65%	2.35%
Gross expenses to average net assets#,† . . .	3.25%	3.06%	2.67%	2.38%
Net investment loss to average net assets† .	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	707%	495%	704%	535%

---

*   Sales charges are not reflected in the total return.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.34% (2003) and 3.07% (2002). The gross expense ratios would have been 3.34% (2003) and 3.08% (2002). The net investment loss ratios would have been (1.52%) (2003) and (1.60%) (2002).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . .	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93
Income from investment operations:					
Net investment loss	(0.14)	(0.23)	(0.22)	(0.19)	(0.11)
Net realized and unrealized gains					
(losses) on securities	6.25	(1.31)	(4.28)	(6.60)	12.94
Total from investment operations . .	6.11	(1.54)	(4.50)	(6.79)	12.83
Less dividends and distributions:					
From net investment income . .	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)	(4.83)
Total distributions	0.00	0.00	0.00	(1.97)	(4.83)
Net Asset Value, end of year	$ 14.24	$ 8.13	$ 9.67	$ 14.17	$ 22.93
Total return	75.15%	(15.93%)	(31.76%)	(29.65%)	87.44%
Ratios/Supplemental Data					
Net assets, end of year					
(000s)	$78,759	$50,742	$78,574	$182,036	$261,437
Net expenses to average					
net assets#,†	2.31%	2.18%	1.90%	1.59%	1.63%
Gross expenses to average					
net assets#,†	2.31%	2.18%	1.92%	1.61%	1.64%
Net investment loss to					
average net assets†	(0.45%)	(0.74%)	(0.30%)	(0.88%)	(0.91%)
Portfolio turnover rate@	707%	495%	704%	535%	330%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 2.40% (2003) and 2.21% (2002). The gross expense ratios would have been 2.40% (2003) and 2.21% (2002). The net investment loss ratios would have been (0.54%) (2003) and (0.77%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 7.87	$ 9.56	$ 14.22	$ 22.93
Income from investment operations:				
Net investment income (loss)	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains				
(losses) on securities	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations . .	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$13.82	$ 7.87	$ 9.56	$ 14.22
Total return	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 142	$ 37	$ 76	$ 241
Net expenses to average net assets#,†	2.07%	3.91%	1.84%	1.31%
Gross expenses to average net assets#,† . . .	2.08%	3.94%	1.86%	1.33%
Net investment loss to average net assets†	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	707%	495%	704%	535%

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.16% (2003), 4.62% (2002), and 2.76% (2001). The gross expense ratios would have been 2.17% (2003), 4.65% (2002), and 2.78% (2001). The net investment loss ratios would have been (0.41%) (2003), (2.91%) (2002), and (1.00%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

| | Year ended December 31, | | | |
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.87	$ 9.50	$ 14.14	$ 22.93
Income from investment operations:				
Net investment loss	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains				
(losses) on securities	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations . .	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$13.70	$ 7.87	$ 9.50	$ 14.14
Total return *	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 522	$ 345	$ 538	$ 869
Net expenses to average net assets#,†	3.07%	4.03%	3.14%	1.84%
Gross expenses to average net assets#,† . . .	3.07%	4.03%	3.16%	1.87%
Net investment loss to average net assets† .	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	707%	495%	704%	535%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for the years ended December 31, 2003 and 2002. Had these fees not been waived, the net expense ratios would have been 3.16% (2003) and 4.05% (2002). The gross expense ratios would have been 3.16% (2003) and 4.05% (2002). The net investment loss ratios would have been (1.15%) (2003) and (2.71%) (2002).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. Thai foreign shares are valued at the local share price when current foreign share prices are not available or reflective of fair market value. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $49,740 and $26,862, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares were charged $28,095 and $9,893, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$56,982
Class B	$64,563
Class C	$26,004
Class R	$ 322
Class T	$ 2,948

Notes to Financial Statements
(continued)

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $146,612 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$42,063
Class B	$109,094	$36,365
Class C	$ 49,289	$16,429
Class T	$ 1,021	$ 1,021

During the year ended December 31, 2003, DSC retained $6,036 and $304 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $60,309 and $3,283 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $83,808. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions,

net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$705,640	$573,347	$(1,278,987)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010. Net capital loss carryovers utilized in 2003 amounted to $39,960,650.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$159,719,747
Post-October Capital Loss Deferral	$ 116,722
Post-October Currency Loss Deferral	$ 8,045
Federal Tax Cost	$124,673,718
Gross Tax Appreciation of Investments	$ 15,100,571
Gross Tax Depreciation of Investments	$ (2,567,018)
Net Tax Appreciation	$ 12,533,553

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	3,502,478	$ 36,560,507	5,383,012	$ 50,430,851
Redeemed	(2,746,760)	$(28,427,638)	(5,673,919)	$ (53,347,624)
Net Increase (Decrease)	**755,718**	**$ 8,132,869**	**(290,907)**	**$ (2,916,773)**
Class B				
Sold	58,678	$ 685,415	41,666	$ 391,779
Redeemed	(350,900)	$ (3,391,134)	(489,773)	$ (4,490,764)
Net Decrease	**(292,222)**	**$ (2,705,719)**	**(448,107)**	**$ (4,098,985)**
Class C				
Sold	1,047,656	$ 9,859,862	481,390	$ 4,684,798
Redeemed	(938,988)	$ (7,954,326)	(754,486)	$ (7,247,974)
Net Increase (Decrease)	**108,668**	**$ 1,905,536**	**(273,096)**	**$ (2,563,176)**
Class F				
Sold	3,504,087	$ 34,110,158	9,855,244	$ 92,121,343
Redeemed	(4,216,077)	$(39,098,696)	(11,734,716)	$(110,071,199)
Net Decrease	**(711,990)**	**$ (4,988,538)**	**(1,879,472)**	**$ (17,949,856)**
Class R				
Sold	88,378	$ 927,946	315,313	$ 3,139,336
Redeemed	(82,802)	$ (904,934)	(318,502)	$ (3,160,762)
Net Increase (Decrease)	**5,576**	**$ 23,012**	**(3,189)**	**$ (21,426)**
Class T				
Sold	154,521	$ 1,219,197	371,045	$ 3,559,032
Redeemed	(160,244)	$ (1,297,043)	(383,873)	$ (3,707,203)
Net Decrease	**(5,723)**	**$ (77,846)**	**(12,828)**	**$ (148,171)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $652,404,866 and $651,427,303, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of

(a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

This page intentionally left blank.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Passport Fund**

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

To obtain information:

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

By telephone
Call your financial
representative or
1-800-554-4611

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Additional information about the Fund and its directors is available in the Fund's Statement
of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a
current prospectus, which contains more complete information including charges, expenses, and share classes.
Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

281AR1203

Dreyfus Founders Worldwide Growth Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

M ANAGEMENT O VERVIEW



A discussion with co-portfolio managers Remi J. Browne, CFA,
John B. Jares, CFA, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark
for the 12-month period ended December 31, 2003?
2003 has proven to be a substantially positive year for equity markets.
Dreyfus Founders Worldwide Growth Fund exhibited strong performance
for the year, with returns comparing favorably with the Fund's benchmark,
the Morgan Stanley Capital International (MSCI) World Index, which
posted a 33.11% return for the 12-month period.

Describe the market factors during the period.
Equity markets worldwide rallied in 2003, after a slow start. The successful
military action in Iraq led to increased investor confidence and a resurgence
in equity markets. Corporate cost-cutting and debt containment coupled
with the historically low interest rates of many central banks helped spark a
growing appetite for higher risk, less defensive investment vehicles. In the
United States, tax rebate checks
provided many families with
extra spending money, helping
the domestic economy to grow at
an annualized rate of 8.2% during
the third quarter. The continued

"The improving economic
environment laid the
background for the positive
performance achieved
by the Fund."

Performance Highlights

- As the global economic picture began improving during the course of the year, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off activity experienced in the year's opening months.

- Good overall stock selection in the United States assisted the Fund's relative performance as these holdings strongly outperformed the benchmark for the period.

- Relative performance was primarily driven by Fund holdings in the healthcare, consumer staples, consumer discretionary and telecommunications sectors.

- Although the securities in the international portion of the Fund were repositioned in March, three stocks proved to be among the most detrimental to the Fund's annual performance relative to the benchmark.

weakness of the U.S. dollar aided the unhedged U.S. investor as the euro, British pound and yen all gained relative to U.S. currency by year's end.

In Asia, the containment and seeming defeat of the viral illness, Severe Acute Respiratory Syndrome (SARS), provided the region with an economic boost through the middle of the year. The emergence of China as a secondary growth engine to the global economic recovery also came at an appropriate time, lowering the cost of many goods purchased in the western world, and offering outsourcing services that have helped boost corporate profits in more developed countries. China's burgeoning middle class also aided Chinese companies and markets during the period. And finally, after years of restructuring, the Japanese economy appeared poised to benefit from some improvement.

The domestic market's rise was driven by various economic improvements during the course of the year. Better-than-expected corporate profit growth, the easing of geopolitical uncertainty, the Federal Reserve's accommodative monetary policy and President Bush's fiscal stimulus plan were major factors in the improving economic trends. Consumer spending was high, felt especially in the housing and automobile markets, and productivity beat expectations during the year. Although some domestic economic concerns still existed at year's end, expectations that these will continue to recover in 2004 remained strong.

In general, as the global economic picture began improving, it provided a solid backdrop for quality performance by equity markets, more than offsetting any sell-off activity experienced in the year's opening months.

What management decisions positively impacted Fund performance for the period?

This improving economic environment laid the background for the positive performance achieved by the Fund during the period. Relative performance was primarily driven by Fund holdings in the healthcare, consumer staples, consumer discretionary and telecommunication services sectors.

Good overall stock selection in the United States assisted the Fund's relative performance as these holdings strongly outperformed the benchmark for the period.

Gains in Greece, Ireland and Belgium assisted in counterbalancing the disappointing relative contributions experienced in Switzerland, Canada and the Netherlands.

One of the largest positive contributors to the Fund's performance for the year was Greek financial company, **Alpha Bank AE**. Alpha Bank reported strong third quarter results and issued positive profit growth projections.

Largest Equity Holdings (ticker symbol)	
1. General Electric Company (GE)	2.27%
2. Royal Caribbean Cruises Limited (RCL)	2.25%
3. Maxim Integrated Products, Inc. (MXIM)	2.03%
4. MBNA Corporation (KRB)	1.97%
5. Intel Corporation (INTC)	1.89%
6. Oracle Corporation (ORCL)	1.81%
7. Gilead Sciences, Inc. (GILD)	1.74%
8. Estée Lauder Companies, Inc. (EL)	1.67%
9. Union Pacific Corporation (UNP)	1.63%
10. International Business Machines Corporation (IBM)	1.57%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Another positive contributor to the overall return was German software company **SAP AG**. SAP reaped benefits from an improved environment for software spending as well as from a general improvement in the business pace of the software industry.

The most compelling domestic investment opportunities were found in the consumer discretionary and technology sectors. The increase in consumer confidence, and therefore consumer spending, drove performance in these



Growth of $10,000 Investment

- Dreyfus Founders Worldwide Growth Fund-Class F
- MSCI World Index

$19,934

$13,730

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Morgan Stanley Capital International (MSCI) World Index is an arithmetical average of the performance of selected securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

sectors. Strong stock selection buoyed overall Fund performance with names such as **Best Buy Company, Inc.**, **Royal Caribbean Cruises Limited**, and **Estée Lauder Companies, Inc.** among the top contributors. Solid execution and market share gains from primary competitors drove Best Buy's success. The company also benefited from a recovery in consumer spending and some desirable new product cycles such as digital photography and HDTV. Performance by Royal Caribbean Cruises, one of the Fund's largest holdings, was spurred by an improvement in demand for leisure travel, solid execution and excellent product positioning.

Average Annual Total Return as of 12/31/03

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	28.88%	—	—	(14.62%)
Without sales charge	36.78%	—	—	(13.35%)
Class B Shares (12/31/99)				
With redemption*	31.71%	—	—	(14.51%)
Without redemption	35.71%	—	—	(13.99%)
Class C Shares (12/31/99)				
With redemption**	34.80%	—	—	(14.39%)
Without redemption	35.80%	—	—	(14.39%)
Class F Shares (12/29/89)	36.97%	(3.37%)	3.22%	7.07%
Class R Shares (12/31/99)	37.44%	—	—	(12.92%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	29.90%	—	—	(15.56%)
Without sales charge	35.99%	—	—	(14.58%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

 *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

 **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Additionally, some domestic holdings within the technology sector favorably impacted performance with companies such as **Intel Corporation**, **VERITAS Software Corporation** and **Cisco Systems, Inc.**, positively contributing to the Fund's overall return. Intel benefited from robust demand for personal computers driven primarily by consumers, while Cisco Systems gained from both product introductions and a rebound in enterprise spending on networking equipment.

What management decisions hindered performance during the year?

Three stocks proved to be among the most detrimental to the Fund's annual performance relative to the benchmark, even though they were sold shortly after Messrs. Browne and LeVan assumed management of the international portion of the portfolio in March: Amvescap PLC, Satyam Computer Services Limited and Fast Retailing Company Limited. Britain's Amvescap, one of the largest independent global investment managers; Satyam Computer Services Limited, a leading global information technology services and consulting company based in India; and Fast Retailing, a Japanese retailing company, were all down in excess of 30% in the first quarter, with active exposures in the Fund between 1.7% to 2% for each holding.



Portfolio Composition

51.87%	United States
9.48%	Japan
9.32%	United Kingdom
4.33%	Germany
3.09%	France
2.90%	Canada
2.26%	Switzerland
2.25%	Netherlands
11.70%	Other Countries
2.80%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Domestically, weak stock selection in various sectors detracted from overall Fund performance during the year, with BMC Software, Inc., **Kohl's Corporation**, and Medimmune, Inc. creating some of the largest hits. A provider of e-business systems management software, BMC Software exhibited sluggish sales trends for their software products during most of 2003, and revised earnings expectations lower. An operator of specialty department stores, Kohl's also posted sluggish sales trends and lower margins as consumers shifted spending to other retailers. Biotechnology issue Medimmune saw its stock price drop slightly as the launch of the company's new product, the nasal flu vaccine FluMist, proved to be disappointing. A relatively high price combined with restrictive handling requirements and limited distribution resulted in poor demand for the product.

In conclusion, we will continue to rely on our bottom-up research process to seek companies throughout the world that we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

Remi J. Browne, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–51.9%

Aerospace & Defense–1.0%

5,275	General Dynamics Corporation	$ 476,804
9,725	Lockheed Martin Corporation	499,865
		976,669

Airlines–1.0%

32,075	AMR Corporation*	415,371
39,300	Northwest Airlines Corporation Class A*	495,966
		911,337

Aluminum–1.0%

23,625	Alcoa, Inc.	897,750

Apparel Retail–0.6%

24,400	Gap, Inc.	566,324

Biotechnology–1.7%

28,375	Gilead Sciences, Inc.*	1,649,723

Broadcasting & Cable TV–1.2%

20,450	Comcast Corporation Special Class A*	639,676
13,875	Cox Communications, Inc. Class A*	477,994
		1,117,670

Casinos & Gaming–0.8%

17,175	Mandalay Resort Group	768,066

Communications Equipment–0.9%

35,375	Cisco Systems, Inc.*	859,259

Computer & Electronics Retail–0.7%

12,562	Best Buy Company, Inc.	656,239

Computer Hardware–1.6%

16,100	International Business Machines Corporation	1,492,148

Computer Storage & Peripherals–0.3%

25,325	EMC Corporation*	327,199

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PT	Portugal
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	TW	Taiwan
FR	France	MA	Malaysia	UK	United Kingdom
GE	Germany	NE	Netherlands	VI	Virgin Islands

Shares		Market Value
Consumer Finance–2.0%		
75,000	MBNA Corporation	$ 1,863,750
Data Processing & Outsourced Services–1.1%		
26,450	Fiserv, Inc.*	1,045,040
Department Stores–1.7%		
12,550	Kohl's Corporation*	563,997
13,850	Nordstrom, Inc.	475,055
12,325	Sears Roebuck & Company	560,664
		1,599,716
Diversified Banks–2.0%		
21,200	Bank One Corporation	966,508
15,125	Wells Fargo & Company	890,711
		1,857,219
Drug Retail–1.5%		
38,425	Walgreen Company	1,397,902
Gold–0.8%		
15,650	Newmont Mining Corporation	760,747
Healthcare Equipment–0.7%		
19,400	Boston Scientific Corporation*	713,144
Home Improvement Retail–0.6%		
15,325	Home Depot, Inc.	543,884
Hotels, Resorts & Cruise Lines–0.5%		
12,150	Carnival Corporation	482,720
Hypermarkets & Super Centers–0.5%		
8,750	Wal-Mart Stores, Inc.	464,188
Industrial Conglomerates–2.3%		
69,325	General Electric Company	2,147,689
Industrial Gases–1.4%		
33,700	Praxair, Inc.	1,287,340
Industrial Machinery–0.9%		
10,250	Illinois Tool Works, Inc.	860,078
Investment Banking & Brokerage–0.6%		
6,125	Goldman Sachs Group, Inc.	604,721
Leisure Facilities–2.3%		
61,225	Royal Caribbean Cruises Limited	2,130,018
Movies & Entertainment–1.5%		
62,400	Walt Disney Company	1,455,792
Multi-Line Insurance–1.0%		
14,375	American International Group, Inc.	952,775
Oil & Gas Equipment & Services–0.8%		
18,325	Smith International, Inc.*	760,854
Other Diversified Financial Services–1.1%		
21,583	Citigroup, Inc.	1,047,639

Non-income producing.

See notes to financial statements.

Shares		Market Value
Personal Products–1.7%		
40,200	Estée Lauder Companies, Inc. Class A	$ 1,578,252
Pharmaceuticals–2.5%		
8,650	Johnson & Johnson	446,859
28,137	Pfizer, Inc.	994,080
22,950	Wyeth	974,228
		2,415,167
Railroads–1.6%		
22,200	Union Pacific Corporation	1,542,456
Semiconductor Equipment–0.7%		
11,300	KLA-Tencor Corporation*	662,971
Semiconductors–6.6%		
55,550	Intel Corporation	1,788,710
35,025	Linear Technology Corporation	1,473,502
38,575	Maxim Integrated Products, Inc.	1,921,035
28,125	Xilinx, Inc.*	1,089,563
		6,272,810
Soft Drinks–0.5%		
9,725	Coca-Cola Company	493,544
Specialty Stores–1.0%		
20,375	Tiffany & Company	920,950
Systems Software–3.2%		
8,000	Adobe Systems, Inc.	314,400
130,275	Oracle Corporation*	1,719,630
28,125	VERITAS Software Corporation*	1,045,125
		3,079,155
Total Common Stocks (Domestic)		
(Cost–$40,563,804)		49,162,905
Common Stocks (Foreign)–45.3%		
Aerospace & Defense–0.3%		
9,800	Gamesa Corporacion Tecnologica SA (SP)	322,505
Application Software–2.2%		
4,520	SAP AG (GE)	762,836
30,975	SAP AG Sponsored ADR (GE)	1,287,321
		2,050,157
Auto Parts & Equipment–0.5%		
8,400	Canadian Tire Corporation Limited Class A (CA)	256,427
7,000	NOK Corporation (JA)	254,735
		511,162
Automobile Manufacturers–1.3%		
32,400	Nissan Motor Company Limited (JA)	370,044
4,900	Renault SA (FR)	338,080
15,100	Toyota Motor Corporation (JA)	510,049
		1,218,173

Shares		Market Value
Biotechnology–0.6%		
2,900	Actelion Limited (SZ)*	$ 313,026
11,800	QLT, Inc. (CA)*	223,710
		536,736
Brewers–0.7%		
21,000	Asahi Breweries Limited (JA)	191,444
27,000	Fraser & Neave Limited (SG)	200,318
11,400	Orkla ASA (NW)	255,321
		647,083
Broadcasting & Cable TV–0.5%		
18,800	Mediaset SPA (IT)	223,380
57,500	Seven Network Limited (AU)	265,578
		488,958
Communications Equipment–1.2%		
16,300	Nokia Oyj (FI)	281,878
28,300	Nokia Oyj Sponsored ADR (FI)	481,100
3,616	Sagem SA (FR)	387,461
		1,150,439
Computer Storage & Peripherals–1.0%		
23,100	ATI Technologies, Inc. (CA)*	348,386
5,300	Logitech International SA (SZ)*	229,261
8,500	Seiko Epson Corporation (JA)	396,566
		974,213
Construction & Engineering–0.1%		
2,600	ACS, Actividades de Construccion y Servicios SA (SP)	126,917
Construction Materials–0.2%		
50,500	Boral Limited (AU)	193,294
Construction, Farm Machinery & Heavy Trucks–0.3%		
10,200	Volvo AB Class B (SW)	311,870
Consumer Electronics–1.2%		
25,000	Casio Computer Company Limited (JA)	264,533
10,300	Koninklijke (Royal) Philips Electronics NV (NE)	300,763
36,000	Sharp Corporation (JA)	568,032
		1,133,328
Diversified Banks–7.3%		
10,700	ABN AMRO Holding NV (NE)	250,359
38,000	Alpha Bank AE (GR)	1,149,395
42,400	Anglo Irish Bank Corporation PLC (IE)	669,051
90,302	Banca Intesa SPA (IT)	353,098
116,271	Barclays PLC (UK)	1,037,093
10,589	BNP Paribas SA (FR)	666,754
45,100	HBOS PLC (UK)	584,136
7,600	Jyske Bank SA (DE)*	401,680
69	Mitsubishi Tokyo Financial Group, Inc. (JA)	538,248
25,088	Royal Bank of Scotland Group PLC (UK)	739,256

* Non-income producing.
  ADR - American Depositary Receipt
  See notes to financial statements.

Shares		Market Value
Diversified Banks (continued)		
17,400	Skandinaviska Enskilda Banken (SW)	$ 256,334
2,800	Societe Generale (FR)	247,225
		6,892,629
Diversified Capital Markets–0.8%		
13,900	Credit Suisse Group (SZ)	508,550
3,744	UBS AG (SZ)	256,401
		764,951
Diversified Metals & Mining–0.3%		
28,000	BHP Billiton PLC (UK)	244,612
Electric Utilities–1.0%		
6,900	E.ON AG (GE)	451,964
13,073	Endesa SA (SP)	251,467
24,300	Fortum Oyj (FI)	250,724
		954,155
Electrical Components & Equipment–0.3%		
29,000	Sumitomo Electric Industries Limited (JA)	259,233
Electronic Equipment Manufacturers–1.0%		
1,700	Keyence Corporation (JA)	358,337
8,300	TDK Corporation (JA)	597,891
		956,228
Food Retail–1.0%		
8,400	Delhaize Group (BE)	432,079
16,100	Metro, Inc. Class A (CA)	272,839
57,900	Tesco PLC (UK)	267,163
		972,081
Healthcare Distributors–0.3%		
8,100	Suzuken Company Limited (JA)	263,021
Healthcare Equipment–0.3%		
32,800	Getinge AB Class B (SW)	314,539
Home Furnishings–0.3%		
6,300	Hunter Douglas NV (NE)	294,895
Homebuilding–0.3%		
26,600	Barratt Developments PLC (UK)	258,571
Household Products–0.2%		
9,550	Reckitt Benckiser PLC (UK)	216,097
Housewares & Specialties–0.7%		
7,600	Citizen Electronics Company Limited (JA)	691,425
Hypermarkets & Super Centers–0.5%		
11,700	Metro AG (GE)	516,524
Industrial Conglomerates–0.3%		
71,700	Keppel Corporation Limited (SG)	257,534
Industrial Machinery–0.4%		
7,400	Saurer AG (SZ)*	328,477

Shares		Market Value

Integrated Oil & Gas–2.2%

75,642	BP PLC (UK)	$ 613,423
1,300	OMV AG (AT)	193,623
9,200	Repsol YPF SA (SP)	179,405
62,100	Shell Transport & Trading Company PLC (UK)	461,915
3,500	Total SA (FR)	650,732
		2,099,098

Integrated Telecommunication Services–2.5%

72,300	BT Group PLC (UK)	243,653
20,100	Deutsche Telekom AG (GE)*	368,635
29,300	Koninklijke NV (NE)*	226,181
11,000	TDC AS Class B (DE)	396,903
25,600	Telefonica SA (SP)	375,863
78,400	Telenor ASA (NW)	512,626
49,300	TeliaSonera AB (SW)	257,624
		2,381,485

Investment Banking & Brokerage–0.5%

28,000	Nomura Holdings, Inc. (JA)	476,813

IT Consulting & Other Services–0.2%

48,100	LogicaCMG PLC (UK)	220,652

Oil & Gas Exploration & Production–1.8%

75,900	Cairn Energy PLC (UK)*	544,860
5,200	Canadian National Resources Limited (CA)	263,038
12,700	Eni SPA (IT)	239,647
3,900	Norsk Hydro ASA (NW)	240,643
10,300	Penn West Petroleum Limited (CA)	383,929
		1,672,117

Other Diversified Financial Services–0.5%

11,000	ING Groep NV (NE)	256,546
9,200	Sun Life Financial, Inc. (CA)	229,947
		486,493

Packaged Foods & Meats–0.7%

1,500	Groupe Danone (FR)	244,828
20,000	Nisshin Seifun Group, Inc. (JA)	178,035
243,000	Want Want Holdings Limited (SG)	230,850
		653,713

Pharmaceuticals–4.3%

7,100	AstraZeneca Group PLC (UK)	340,637
6,000	Aventis SA (FR)	396,569
18,200	Axcan Pharma, Inc. (CA)*	285,189
17,800	Eisai Company Limited (JA)	480,004
47,900	Galen Holdings PLC (UK)	613,113
19,152	GlaxoSmithKline PLC (UK)	438,857
11,088	Novartis AG (SZ)	503,389
13,000	Ono Pharmaceuticals Company Limited (JA)	488,849
27,000	Shire Pharmaceuticals Group PLC (UK)*	262,218
5,900	Takeda Chemical Industries Limited (JA)	233,974
		4,042,799

* Non-income producing.

See notes to financial statements.

Shares		*Market Value*
Precious Metals & Minerals–0.4%		
17,300	ThyssenKrupp AG (GE)	$ 342,596
Property & Casualty Insurance–0.9%		
101,600	QBE Insurance Group Limited (AU)	811,453
Publishing–0.2%		
27,700	Johnston Press PLC (UK)	230,957
Railroads–0.5%		
7,700	Canadian National Railway Company (CA)	487,256
Real Estate Investment Trusts–0.6%		
110	Sumitomo Mitsui Financial Group, Inc. (JA)	586,078
Real Estate Management & Development–0.2%		
2,900	Wereldhave NV (NE)	217,098
Semiconductor Equipment–0.6%		
29,075	ASM Lithography Holding NV NY Shares (NE)*	582,954
Thrifts & Mortgage Finance–0.3%		
23,000	Northern Rock PLC (UK)	293,779
Tires & Rubber–0.4%		
9,900	Continental AG (GE)	376,869
Trading Companies & Distributors–0.3%		
23,000	Mitsubishi Corporation (JA)	243,800
Trucking–0.3%		
37,000	Seino Transportation Company Limited (JA)	305,888
Wireless Telecommunication Services–2.8%		
79	KDDI Corporation (JA)	452,608
121	NTT DoCoMo, Inc. (JA)	274,358
71,200	Telecom Italia Mobile SPA (IT)	387,074
25,100	Telefonica Moviles SA (SP)*	262,144
491,975	Vodafone Group PLC (UK)	1,219,809
		2,595,993
Total Common Stocks (Foreign)		
(Cost–$31,000,664)		42,957,698

Principal Amount		*Amortized Cost*
U.S. Agency Discount Notes–3.1%		
$2,900,000	Federal National Mortgage Association	
	0.75% 1/2/04	$ 2,899,940
Total U.S. Agency Discount Notes		
(Amortized Cost–$2,899,940)		2,899,940
Total Investments–100.3%		
(Total Cost–$74,464,408)		95,020,543
Other Assets and Liabilities–(0.3%)		(241,807)
Net Assets–100.0%		$94,778,736

* Non-income producing.
  See notes to financial statements.

Assets

Investment securities, at cost	$ 74,464,408
Investment securities, at market	95,020,543
Cash	289,685
Foreign currency (cost $1,021)	1,029
Receivables:	
Capital shares sold	141,932
Dividends	101,875
Other assets	74,529
Total Assets	95,629,593

Liabilities

Payables and other liabilities:	
Investment securities purchased	401,335
Capital shares redeemed	185,355
Advisory fees	78,846
Shareholder servicing fees	9,392
Accounting fees	6,151
Distribution fees	18,971
Transfer agency fees	15,352
Custodian fees	4,455
Other	131,000
Total Liabilities	850,857
Net Assets	$ 94,778,736

Net Assets consist of:

Capital (par value and paid-in surplus)	$158,449,758
Accumulated net investment loss	(14,782)
Accumulated net realized loss from security transactions	(84,219,091)
Net unrealized appreciation on investments and	
foreign currency translation	20,562,851
Total	$ 94,778,736

See notes to financial statements.

Net Assets—Class A	$	656,014
Shares Outstanding—Class A		57,666
Net Asset Value, Redemption Price Per Share	$	11.38
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.07
Net Assets—Class B	$	1,821,058
Shares Outstanding—Class B		165,181
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.02
Net Assets—Class C	$	270,969
Shares Outstanding—Class C		25,066
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.81
Net Assets—Class F	$	70,565,735
Shares Outstanding—Class F		6,184,127
Net Asset Value, Offering and Redemption Price Per Share	$	11.41
Net Assets—Class R	$	21,403,811
Shares Outstanding—Class R		1,844,663
Net Asset Value, Offering and Redemption Price Per Share	$	11.60
Net Assets—Class T	$	61,149
Shares Outstanding—Class T		5,699
Net Asset Value, Redemption Price Per Share	$	10.73
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	11.24

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2003

Investment Income:

Dividends	$ 1,280,071
Interest	29,612
Foreign taxes withheld	(92,028)
Total Investment Income	1,217,655

Expenses:

Advisory fees—Note 2	814,540
Shareholder servicing fees—Note 2	118,185
Accounting fees—Note 2	62,611
Distribution fees—Note 2	169,431
Transfer agency fees—Note 2	113,426
Registration fees	66,862
Postage and mailing expenses	22,329
Custodian fees and expenses—Note 2	66,896
Printing expenses	54,962
Legal and audit fees	17,658
Directors' fees and expenses—Note 2	18,522
Other expenses	34,367
Total Expenses	1,559,789
Earnings Credits	(1,074)
Waived Expenses	(12,364)
Expense Offset to Broker Commissions	(4,253)
Net Expenses	1,542,098
Net Investment Loss	(324,443)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on :

Security transactions	(67,528)
Foreign currency transactions	6,544
Net Realized Loss	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	26,608,251
Net Realized and Unrealized Gain	26,547,267
Net Increase in Net Assets Resulting from Operations	$26,222,824

See notes to financial statements.

	Year ended 12/31/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (324,443)	$ (493,713)
Net Realized Loss	(60,984)	(21,248,091)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	26,608,251	(11,501,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	26,222,824	(33,243,442)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(95,963)	(185,979)
Class B	(128,745)	(3,433)
Class C	(25,117)	(61,045)
Class F	(9,169,160)	(14,839,943)
Class R	1,759,076	225,695
Class T	(2,291)	(19,951)
Net Decrease from Capital Share Transactions	(7,662,200)	(14,884,656)
Net Increase (Decrease) in Net Assets	18,560,624	(48,128,098)
Net Assets		
Beginning of year	$76,218,112	$124,346,210
End of year (including accumulated net investment loss of $14,782 and $0, respectively)	$94,778,736	$ 76,218,112

See notes to financial statements.

20

FINANCIAL HIGHLIGHTS

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of year	$ 8.32	$ 11.71	$ 15.78	$ 25.18
Income from investment operations:				
Net investment loss	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains				
(losses) on securities	3.16	(3.24)	(3.98)	(5.44)
Total from investment				
operations	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$11.38	$ 8.32	$ 11.71	$ 15.78
Total return*	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 656	$ 543	$ 1,003	$ 800
Net expenses to average net assets#,†	2.03%	2.06%	2.09%	1.41%
Gross expenses to average net assets#,† . . .	2.03%	2.06%	2.10%	1.43%
Net investment loss to average				
net assets†	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	138%	211%	145%	210%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 2.04%. The gross expense ratio would have been 2.04%. The net investment loss ratio would have been (0.56%).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class B Shares				
Net Asset Value, beginning of year	$ 8.12	$ 11.52	$ 15.57	$ 25.18
Income from investment operations:				
Net investment loss	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains				
(losses) on securities	3.06	(3.26)	(3.90)	(5.63)
Total from investment				
operations	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$11.02	$ 8.12	$ 11.52	$ 15.57
Total return*	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$1,821	$ 1,459	$ 2,089	$ 2,329
Net expenses to average net assets#,†	2.80%	2.70%	2.53%	2.21%
Gross expenses to average net assets#,† . . .	2.80%	2.71%	2.54%	2.25%
Net investment loss to average				
net assets†	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	138%	211%	145%	210%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 2.82%. The gross expense ratio would have been 2.82%. The net investment loss ratio would have been (1.32%).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class C Shares				
Net Asset Value, beginning of year	$ 7.96	$ 11.34	$ 15.56	$ 25.18
Income from investment operations:				
Net investment loss	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains				
(losses) on securities	3.05	(3.08)	(3.92)	(5.64)
Total from investment				
operations	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$10.81	$ 7.96	$ 11.34	$ 15.56
Total return*	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 271	$ 218	$ 380	$ 375
Net expenses to average net assets#,†	2.82%	3.33%	4.17%	2.21%
Gross expenses to average net assets#,† . . .	2.82%	3.33%	4.18%	2.25%
Net investment loss to average				
net assets,†	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	138%	211%	145%	210%

* Sales charges are not reflected in the total return.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003 and 2002. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.84% (2003) and 3.40% (2002). The gross expense ratios would have been 2.84% (2003) and 3.40 (2002)%. The net investment loss ratios would have been (1.36%) (2003) and (2.12%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Class F Shares					
Net Asset Value, beginning of year . . .	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06
Income from investment operations:					
Net investment loss	(0.13)	(0.13)	(0.14)	(0.16)	(0.06)
Net realized and unrealized					
gains (losses) on securities . .	3.21	(3.26)	(3.83)	(5.45)	10.11
Total from investment					
operations	3.08	(3.39)	(3.97)	(5.61)	10.05
Less dividends and distributions:					
From net investment income . . .	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)	(6.94)
Total distributions	0.00	0.00	0.00	(3.87)	(6.94)
Net Asset Value, end of year	$ 11.41	$ 8.33	$ 11.72	$ 15.69	$ 25.17
Total return	36.97%	(28.92%)	(25.30%)	(22.14%)	48.78%
Ratios/Supplemental Data					
Net assets, end of year (000s) . . .	$70,566	$59,890	$101,592	$176,405	$284,839
Net expenses to average					
net assets#,†	1.97%	1.84%	1.60%	1.52%	1.53%
Gross expenses to average					
net assets#,†	1.97%	1.84%	1.61%	1.54%	1.55%
Net investment loss to average					
net assets†	(0.47%)	(0.55%)	(0.50%)	(0.67%)	(0.27%)
Portfolio turnover rate@	138%	211%	145%	210%	157%

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 1.98%. The gross expense ratio would have been 1.98%. The net investment loss ratio would have been (0.48%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class R Shares				
Net Asset Value, beginning of year	$ 8.44	$ 11.81	$ 15.75	$ 25.18
Income from investment operations:				
Net investment loss	(0.00)+	(0.01)	(0.02)	(0.00)+
Net realized and unrealized gains				
(losses) on securities	3.16	(3.36)	(3.92)	(5.56)
Total from investment				
operations	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$ 11.60	$ 8.44	$ 11.81	$ 15.75
Total return	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$21,404	$14,060	$19,193	$27,611
Net expenses to average net assets#,† . . .	1.51%	1.41%	1.24%	1.22%
Gross expenses to average net assets#,† . .	1.51%	1.41%	1.25%	1.26%
Net investment loss to average				
net assets†	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	138%	211%	145%	210%

+ Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the year ended December 31, 2003. Had these fees not been waived, the net expense ratio would have been 1.53%. The gross expense ratio would have been 1.53%. The net investment loss ratio would have been (0.05%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights
(continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each year.

	Year ended December 31,			
	2003	**2002**	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of year	$ 7.89	$ 11.46	$ 15.65	$ 25.18
Income from investment operations:				
Net investment loss	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains				
(losses) on securities	2.98	(2.98)	(3.93)	(5.60)
Total from investment				
operations	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$10.73	$ 7.89	$ 11.46	$ 15.65
Total return*	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data				
Net assets, end of year (000s)	$ 61	$ 47	$ 90	$ 48
Net expenses to average net assets#,†	2.54%	4.60%	3.74%	1.72%
Gross expenses to average net assets#,† . . .	2.54%	4.60%	3.75%	1.76%
Net investment loss to average				
net assets†	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	138%	211%	145%	210%

*   Sales charges are not reflected in the total return.

\#   Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

†   Certain fees were waived by the custodian or reimbursed by the management company for the years ended December 31, 2003, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.56% (2003), 5.48% (2002), and 10.01% (2001). The gross expense ratios would have been 2.56% (2003), 5.48% (2002), and 10.02% (2001). The net investment loss ratios would have been (1.07%) (2003), (3.76%) (2002), and (8.99%) (2001).

@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of Nasdaq and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions

of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through December 31, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2003, Class F shares were charged $71,824 and $40,250, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the year ended December 31, 2003, Class F shares paid DTI and ITC $28,643 and $12,628, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.84, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2003 were as follows:

	Transfer Agency Fees
Class A	$1,888
Class B	$5,202
Class C	$ 806
Class R	$6,868
Class T	$ 293

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2003, Class F shares were charged $155,738 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the year ended December 31, 2003, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,461
Class B	$11,711	$3,904
Class C	$ 1,854	$ 618
Class T	$ 128	$ 128

During the year ended December 31, 2003, DSC retained $1,546 in sales commissions from the sales of Class A shares. DSC also retained $5,371 and $19 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2003, the Fund's portion of the fee waiver was $12,364. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2003, Founders reimbursed the Fund for a trading error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers. Permanent differences identified during the year ended December 31, 2003 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$309,661	$54,521	$(364,182)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$83,274,416
Post-October Capital Loss Deferral	$ 253,252
Post-October Currency Loss Deferral	$ 628
Federal Tax Cost	$75,155,831
Gross Tax Appreciation of Investments	$20,451,558
Gross Tax Depreciation of Investments	$ (586,846)
Net Tax Appreciation	$19,864,712

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	197,675	$ 1,902,667	431,081	$ 4,390,277
Redeemed	(205,316)	$ (1,998,630)	(451,369)	$ (4,576,256)
Net Decrease	**(7,641)**	**$ (95,963)**	**(20,288)**	**$ (185,979)**
Class B				
Sold	13,807	$ 133,035	40,977	$ 409,634
Redeemed	(28,252)	$ (261,780)	(42,643)	$ (413,067)
Net Decrease	**(14,445)**	**$ (128,745)**	**(1,666)**	**$ (3,433)**
Class C				
Sold	50,623	$ 402,228	12,934	$ 110,508
Redeemed	(52,994)	$ (427,345)	(19,036)	$ (171,553)
Net Decrease	**(2,371)**	**$ (25,117)**	**(6,102)**	**$ (61,045)**
Class F				
Sold	2,467,985	$ 22,841,668	4,440,187	$ 42,616,720
Redeemed	(3,470,420)	$(32,010,828)	(5,924,226)	$ (57,456,663)
Net Decrease	**(1,002,435)**	**$ (9,169,160)**	**(1,484,039)**	**$ (14,839,943)**
Class R				
Sold	286,586	$ 2,765,461	427,695	$ 4,393,330
Redeemed	(108,124)	$ (1,006,385)	(386,843)	$ (4,167,635)
Net Increase	**178,462**	**$ 1,759,076**	**40,852**	**$ 225,695**
Class T				
Sold	0	$ 0	142,397	$ 1,559,000
Redeemed	(282)	$ (2,291)	(144,278)	$ (1,578,951)
Net Decrease	**(282)**	**$ (2,291)**	**(1,881)**	**$ (19,951)**

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2003 were $108,289,425 and $115,097,788, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2003, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Pfeiffer v. The Dreyfus Corporation

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action against Dreyfus seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the Dreyfus Founders Funds (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of its common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duties" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds, as well as an award of attorneys' fees and litigation expenses.

Hays v. Mellon Financial Corp., et al.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders, and the directors of the Dreyfus Founders Funds and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the Fund believes they are without merit.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2004

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below along with the year in which they joined the Board in parentheses, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 70. Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Director, Greater Houston Partnership, and Chairman, Center for Houston's Future, both of which are non-profit organizations. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. (1970)

Alan S. Danson, 64. Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations. (1991)

Joan D. Manley, 71. Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and Moore Wallace Corporation, a printing company. (1998)

Robert P. Mastrovita, 59. Private Investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. (1998)

Trygve E. Myhren, 67. President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Meguntucook Funds, a venture capital firm (1998 to Present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner cable) (1981 to 1988). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, U.S. Ski and Snowboard Team Foundation and the Denver Art Museum. (1996)

George W. Phillips, 65. Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer of Warren Bancorp, Inc. and Warren Five Cents Savings Bank (1992 to 1997). (1998)

Jay A. Precourt, 66. Chairman, CEO, and Director, Scissor Tail Energy, LLC (2000 to present). Managing General Partner, Precourt Interests, Ltd., an energy and investments company (1995 to present). President, Skylark Enterprises, Inc., a ranching and real estate business. Formerly, President, CEO, Vice Chairman and Director, Tejas Energy, LLC and predecessor companies (1987 to 1999). Director, Halliburton Company, an energy services company. Director, The Timken Company, a manufacturing company. Director, Apache Corporation, an oil and gas company. Chairman and Director, Hermes Consolidated, Inc., an energy transportation and crude oil refining company. (1983)

Principal Officers

Richard W. Sabo, 46. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 46. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President-Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 48. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Robert T. Kelly, 34. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 33. Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of DSC and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Mr. Germenis who can be contacted at 200 Park Avenue, New York, New York 10166.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Worldwide Growth Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Additional information about the Fund and its directors is available in the Fund's Statement of Additional Information, which can be obtained free of charge by contacting the Fund.

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: February 27, 2004

351AR1203